Form 10-K, Exhibit 13
period 1997-12-31
CHOICEPOINT INC
filed 1998-03-30
CIK 1040596

                                                                      EXHIBIT 13

    [SELECTED PAGES FROM THE COMPANY'S 1997 ANNUAL REPORT TO SHAREHOLDERS]

FINANCIAL HIGHLIGHTS

ChoicePoint

(Thousands of Dollars)       1997          1996          1995          1994         1993
------------------------------------------------------------------------------------------
Operating revenue          $417,321      $366,481      $328,990     $284,566      $268,114
Operating income
   before unusual
   items and
   restructuring
   provision                 52,286        47,611        41,078       16,577         3,376
Operating income             46,077        47,611        31,928       16,577         3,376
Net income                   28,944        23,280        14,865        6,612         1,239
Total assets                359,971       301,824       200,779      193,820       106,938
Long-term debt, less
   current maturities        95,457         1,051            --            5            --
Total shareholders'
   equity                   127,745       196,327       104,641       98,028        13,961
EBITDA                       87,753        66,265        45,249       26,610        10,503
Employees                     3,700         4,600         4,400        4,600         4,700

                  [GRAPH]                    [GRAPH]

Management's Discussion and Analysis of Financial
Condition and Results of Operations

                                  ChoicePoint

Introduction

ChoicePoint is a leading provider of risk management and fraud prevention information and related technology solutions to the insurance industry. The Company also offers risk management and fraud prevention solutions to organizations in other industries. ChoicePoint is organized into three service groups: Property and Casualty Insurance Services, Life and Health Insurance Services and Business and Government Services. The Company offers the following products through these groups:

PROPERTY AND CASUALTY INSURANCE SERVICES (P&C)
Automated underwriting and claims information for home and auto insurers, commercial inspections, worker's compensation audits of commercial properties and customized application rating and issuance software development.

LIFE AND HEALTH INSURANCE SERVICES (L&H)
Underwriting and claims information for life and health insurers, including medical records collection, laboratory services and investigative services.

BUSINESS AND GOVERNMENT SERVICES (B&G)
Pre-employment background searches, drug screenings, public records searches, people locator services and Uniform Commercial Code (UCC) searches and filings.

RESULTS OF OPERATIONS
Revenue and operating income for the years ended December 31, 1997, 1996 and 1995 were as follows:

Year Ended December 31          1997             1996          1995
-------------------------------------------------------------------
(In thousands)
P&C revenue                 $177,175         $156,698      $143,726
L&H revenue                  153,563          157,071       148,765
B&G revenue                   86,583           52,712        36,499
-------------------------------------------------------------------
Operating revenue            417,321          366,481       328,990
Costs and expenses           365,035(1)       318,870       287,912
-------------------------------------------------------------------
Operating income
  before unusual
  items and
  restructuring
  provision                   52,286           47,611        41,078
Unusual items                  6,209               --            --
Restructuring
  provision                       --               --         9,150
-------------------------------------------------------------------
Operating income            $ 46,077         $ 47,611      $ 31,928
===================================================================

(1)  Includes $4,852,000 of other charges discussed below.

YEAR ENDED DECEMBER 31, 1997
     -- COMPARED TO YEAR ENDED DECEMBER 31, 1996

Consolidated revenue increased $50.8 million, or 13.9%, from $366.5 million in 1996 to $417.3 million in 1997. Revenue improvements in two of the three business groups were partially offset by revenue declines in Life and Health Insurance Services. Revenue from Property and Casualty Insurance Services grew $20.5 million, or 13.1%, from $156.7 million in 1996 to $177.2 million in 1997, driven primarily by strong unit performance in automated underwriting product lines. Revenue from Life and Health Insurance Services decreased $3.5 million, or 2.2%, from $157.1 million in 1996 to $153.6 million in 1997, as growth in laboratory services was offset by decreases in other lines, primarily due to the sale of ChoicePoint's paramedical examination business in December 1997, which represented $4.9 million of the decline. Revenue from Business and Government Services increased $33.8 million, or 64.3%, from $52.7 million in 1996 to $86.5 million in 1997. Revenue increased in all business units within

Business and Government Services with $23.7 million coming from CDB Infotek. In August 1996, ChoicePoint acquired 70% of the outstanding capital stock of CDB Infotek. That acquisition was accounted for as a purchase, and the results of operations of CDB Infotek have been included in ChoicePoint's consolidated statements of income from the date of acquisition. The other business units within Business and Government Services posted revenue gains of 23.8%.

     Operating income before unusual items increased $4.7 million, or 9.8%, from $47.6 million in 1996 to $52.3 million in 1997. Operating margins (excluding the effects of unusual items) decreased from 13.0% in 1996 to 12.5% in 1997. Operating margins before unusual items were impacted by $4.9 million of other charges in the fourth quarter of 1997. Included in the $4.9 million of other charges were $1.9 million of expense related to new stock-based compensation plans, $1.0 million for a contribution to the employees' profit sharing plan to offset the adverse effect of transitioning from Equifax's defined benefit pension plan, $1.0 million to establish a ChoicePoint charitable foundation, $860,000 for adjusting receivables for a renegotiated customer contract and $100,000 to fund an under-reserved compensation plan.

     Included in the $6.2 million charge of unusual items were $1.8 million of charges related to expenses of the Spinoff and $4.4 million for writedowns of certain assets in the Company's labor-intensive field businesses and its commercial P&C software company in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

     Operating income after unusual items and other charges decreased $1.5 million, or 3.2%, from $47.6 million in 1996 to $46.1 million in 1997.

     ChoicePoint recognized a pretax gain of $14.0 million on the sale of its paramedical examination business to Pediatric Services of America, Inc. during the fourth quarter of 1997. The Company sold this business in December 1997 for approximately $26.0 million in a combination of cash, stock and retained net assets.

YEAR ENDED DECEMBER 31, 1996
     -- COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Consolidated revenue increased $37.5 million, or 11.4%, from $329.0 million in 1995 to $366.5 million in 1996. The increase was primarily attributable to sales volume growth in all three service groups, as well as the second quarter 1996 acquisition of Professional Test Administrators, Inc. ("PTA") and the third quarter 1996 acquisition of a 70% interest in CDB Infotek. These acquisitions accounted for $11.5 million or 30.7% of the increase in consolidated revenue. Since these acquisitions were accounted for as purchases, the results of operations for the acquired companies have been included in the consolidated statements of income from the dates of acquisition. Revenue from Property and Casualty Insurance Services grew $13.0 million, or 9.0%, from $143.7 million in 1995 to $156.7 million in 1996, primarily due to sales volume growth in automated underwriting product lines, offset by a decline in commercial inspection revenue due to a reorganization of the commercial inspection group in 1996. Revenue from Life and Health Insurance Services increased $8.3 million, or 5.6%, from $148.8 million in 1995 to $157.1 million in 1996. This increase was primarily the result of growth in laboratory service revenue, partially offset by a decline in claims revenue, primarily due to increased competition. Revenue from Business and Government Services increased $16.2 million, or 44.4%, from $36.5 million in 1995 to $52.7 million in 1996. Revenue from pre-employment reports increased $4.1 million, or 25.3% of the increase in Business and Government Services revenue, with the remaining increase coming from the PTA and CDB Infotek acquisitions.

     During the fourth quarter of 1995, ChoicePoint recorded a $9.2 million restructuring charge to reduce staffing levels and fixed expenses. Excluding the effects of the restructuring charge, operating income increased $6.5 million, or 15.9%, from $41.1 million in 1995 to $47.6 million in 1996. Operating margins (excluding the effects of the restructuring charge) increased from 12.5% in 1995 to 13.0% in 1996, primarily as a result of the strong revenue performance in automated underwriting and lab services, partially offset by a decline in commercial inspection revenue and the slightly dilutive effect of the CDB Infotek acquisition. Benefits from the 1995 restructuring and improved operating efficiencies also contributed to the increase in operating income in 1996.

INCOME TAXES
Historically, the Company had been included in the consolidated federal income tax return of Equifax. Prior to the Spinoff on August 7, 1997, ChoicePoint's provision for income taxes reflected federal and state income taxes calculated on ChoicePoint's separate income, but recognized the impact of unitary tax regulations of certain states on ChoicePoint as a member of the Equifax consolidated group.

     ChoicePoint's overall effective tax rates were 45.9% in 1997, 43.2% in 1996, and 43.0% in 1995. The increase in effective tax rates from 1996 to 1997 is primarily the result of foreign income being subject to tax and increased goodwill amortization not deductible for income taxes. The increase is partially offset by a reduction in the state income tax rate due to ChoicePoint no longer being part of Equifax's consolidated group for unitary tax purposes. If the provision for income taxes had been calculated for ChoicePoint as a separate taxable entity for federal and state income tax purposes, the Company estimates that its overall effective tax rate would have been 44.5% in 1997, 40.8% in 1996 and 40.9% in 1995.

FINANCIAL CONDITION AND LIQUIDITY
Cash provided by operations increased from $36.8 million in 1996 to $55.4 million in 1997. This increase was primarily attributable to the increase in net income, as adjusted for depreciation and amortization, and increased current liabilities. During 1997, ChoicePoint used $25.4 million for investing activities, including $20.0 million for additions to property and equipment and $10.8 million for acquisitions. Building and leasehold improvements for the expansion of the existing Osborn Laboratories, Inc. facility in Olathe, Kansas represented approximately $4.6 million of the increase in property and equipment with the remainder due primarily to system upgrades. In 1996, ChoicePoint used $91.8 million for investing activities, including $69.7 million for acquisitions. Net cash used by financing activities was $5.1 million in 1997, as the proceeds from the Credit Facility were used to pay Spinoff-related costs, discussed below.

     The Company's short-term and long-term liquidity depends primarily upon its level of net income, accounts receivable, accounts payable, accrued expenses and long-term debt. In August 1997, ChoicePoint entered into a $250 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300 million, subject to approval of the lenders, and bears interest at variable rates. The borrowings under the Credit Facility were used to repay the net intercompany debt due to Equifax as of July 31, 1997, to repay $29.0 million of Equifax debt assumed by ChoicePoint in connection with the Spinoff, and to fund $10.0 million for two ChoicePoint grantor trusts formed to fund ChoicePoint benefit plans. Initial borrowings under the Credit Facility were $112.0 million. During the third and fourth quarters of 1997, the Company paid down $17.0 million of the amount borrowed, reducing total debt under the revolver to $95.0 million at December 31, 1997. In February 1998, the Company borrowed a net $15.0 million to finance the acquisition of the remaining interest in CDB Infotek discussed below. The commitment termination date and final maturity of the Credit Facility will occur in August 2002. ChoicePoint may use additional borrowings under the Credit Facility to finance acquisitions and for general corporate cash requirements. For a more complete description of the terms of the Credit Facility, see Note 6 to the consolidated financial statements.

     EBITDA increased $21.5 million, or 32.4%, from $66.3 million in 1996 to $87.8 million in 1997. Approximately $3.0 million, or 14.0%, of the increase was due to the gain on sale of the paramedical examination business less the unusual items and other charges recorded in the fourth quarter of 1997. EBITDA represents income before taxes, plus depreciation and amortization and interest expense. EBITDA is presented not as a substitute for income from operations, net income or cash flows from operating activities. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because such data are used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt.

     Interest expense was $6.7 million in 1997 and $6.6 million in 1996. Prior to the Spinoff, ChoicePoint was charged corporate interest expense from Equifax based on the relationship of its net assets to total Equifax net assets, excluding corporate debt. After the Spinoff, interest expense also includes interest on the revolving Credit Facility discussed above. In 1997 ChoicePoint entered into four interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term obligation. See Note 6 to the consolidated financial statements.

     The Company anticipates capital expenditures will be approximately $19.0 million in 1998, which will be used primarily for system upgrades.

     The Company acquired an additional 2.6% interest in CDB Infotek from a shareholder during the third quarter of 1997, bringing the Company's total acquired interest in CDB Infotek to 72.6% at December 31, 1997. In February 1998, the Company accelerated its option to purchase the remaining 27.4% at a mutually agreed-upon price of $24.1 million in cash.

YEAR 2000
ChoicePoint has assessed and continues to assess the impact of the Year 2000 issue on its reporting systems and operations. The Year 2000 issue exists because many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, these date code fields must be able to accept four digit entries. As a result, certain computer systems and software programs used, and in some cases developed, by ChoicePoint may need to be upgraded in order to address Year 2000 requirements.

     To address this issue, ChoicePoint is either replacing systems with new systems that are Year 2000 compliant, or modifying existing systems to be compliant. During 1997, the Company incurred approximately $1.3 million to modify existing computer systems and applications to address the Year 2000 issue, and estimates that approximately $2.1 million will be incurred in 1998 and $500,000 in 1999.

     If the Company's remediation plan is not successful, there could be a significant disruption of the Company's ability to transact business with its major customers and suppliers.

FORWARD-LOOKING STATEMENTS
This report contains certain information that constitutes forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Those statements, to the extent they are not historical facts, should be considered forward-looking and subject to various risks and uncertainities. Such forward-looking statements are made based upon management's assessments of various risks and uncertainities, as well as assumptions made in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of such risks and uncertainities, including those identified in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1997 and the other filings made by the Company from time to time with the Securities and Exchange Commission.

Consolidated Statements of Income

                                  ChoicePoint



(In thousands)
Year Ended December 31,                       1997          1996          1995
--------------------------------------------------------------------------------
Operating revenue                           $417,321      $366,481      $328,990
--------------------------------------------------------------------------------
Costs and expenses:
   Cost of services                          280,765       252,118       221,045
   Selling, general and administrative        84,270        66,752        66,867
   Unusual items                               6,209            --            --
   Restructuring provision                        --            --         9,150
--------------------------------------------------------------------------------
      Total costs and expenses               371,244       318,870       297,062
--------------------------------------------------------------------------------

Operating income                              46,077        47,611        31,928
Gain on sale of business unit                 14,038            --            --
Interest expense                               6,649         6,597         5,830
--------------------------------------------------------------------------------

Income before income taxes                    53,466        41,014        26,098
Provision for income taxes                    24,522        17,734        11,233
--------------------------------------------------------------------------------

Net income                                  $ 28,944      $ 23,280      $ 14,865
================================================================================

The accompanying notes are an integral part of these consolidated statements.

Consolidated Balance Sheets

                                  ChoicePoint



(In thousands, except par values)
December 31,                                                      1997            1996
----------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                   $  26,858       $   1,726
   Marketable securities                                           9,000              --
   Accounts receivable, net of allowance for doubtful
      accounts of $1,847 in 1997 and $1,578 in 1996               90,266          78,138
   Deferred income tax assets                                     10,503           3,984
   Other current assets                                            9,492           8,083
----------------------------------------------------------------------------------------
      Total current assets                                       146,119          91,931

Property and equipment, net                                       42,985          35,407
Goodwill, net                                                    127,731         123,997
Deferred income tax assets                                        15,406          15,042
Other                                                             27,730          35,447
----------------------------------------------------------------------------------------

      Total Assets                                             $ 359,971       $ 301,824
========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                        $     593       $     927
   Accounts payable                                               17,371          12,828
   Accrued salaries and bonuses                                   15,664          11,594
   Other current liabilities                                      43,610          19,616
----------------------------------------------------------------------------------------
      Total current liabilities                                   77,238          44,965

Long-term debt, less current maturities                           95,457           1,051
Postretirement benefit obligations                                53,834          55,622
Other long-term liabilities                                        5,697           3,859
----------------------------------------------------------------------------------------
      Total liabilities                                          232,226         105,497
Commitments and contingencies (Note 10)
Shareholders' equity:
   Equifax equity investment                                          --         196,414
   Preferred stock, $.01 par value; shares
      authorized -- 10,000; no shares issued
      or outstanding                                                  --              --
   Common stock, $.10 par value; shares authorized --
      100,000; issued and outstanding --
      14,641 in 1997 and -0- in 1996                               1,464              --
   Paid-in capital                                               112,655              --
   Retained earnings                                              13,744              --
   Foreign currency translation adjustments                         (118)            (87)
----------------------------------------------------------------------------------------
      Total shareholders' equity                                 127,745         196,327
----------------------------------------------------------------------------------------

      Total Liabilities and Shareholders' Equity               $ 359,971       $ 301,824
========================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Shareholders' Equity

                                  ChoicePoint



                                                                                            Foreign
                                       Equifax                                              Currency
                                        Equity        Common       Paid-In      Retained   Translation
(In thousands)                        Investment       Stock       Capital      Earnings   Adjustments      Total
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994            $  98,104       $   --      $     --      $    --      $ (76)      $  98,028

   Net income                            14,865           --            --           --         --          14,865
   Net transactions with Equifax         (8,285)          --            --           --         --          (8,285)
   Translation adjustments                   --           --            --           --         33              33
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995              104,684           --            --           --        (43)        104,641
   Net income                            23,280           --            --           --         --          23,280
   Net transactions with Equifax         68,450           --            --           --         --          68,450
   Translation adjustments                   --           --            --           --        (44)            (44)
-------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996               196,414           --            --           --        (87)        196,327
   Net income
     (from January 1, 1997
     through July 31, 1997)              15,200           --            --           --         --          15,200
   Intercompany transactions
     with Equifax                         1,609           --            --           --         --           1,609
   Repayment of Equifax
     intercompany debt                  (72,602)          --            --           --         --         (72,602)
   Debt assumed from Equifax            (29,000)          --            --           --         --         (29,000)
   Distribution of
     common stock                      (111,621)       1,457       110,164           --         --              --
   Restricted stock plans, net               --            6         1,642           --         --           1,648
   Stock options exercised                   --            1           266           --         --             267
   Other                                     --           --           583           --         --             583
   Net income
     (from August 1, 1997
     to December 31, 1997)                   --           --            --       13,744         --          13,744
   Translation adjustments                   --           --            --           --        (31)            (31)
-------------------------------------------------------------------------------------------------------------------

Balance December 31, 1997             $      --       $1,464      $112,655      $13,744      $(118)      $ 127,745
===================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

                                  ChoicePoint

(In thousands)
Year Ended December 31,                                   1997           1996           1995
----------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                          $  28,944       $ 23,280       $ 14,865
   Adjustments to reconcile net income to net
      cash provided by operating activities:
   Depreciation and amortization                          27,638         18,654         13,321
   Provision for unusual items                             6,209             --             --
   Restructuring provision, net of cash payments              --             --          6,944
   Gain on sale of business unit                         (14,038)            --             --
   Provision for restricted stock plans                    1,648             --             --
   Changes in assets and liabilities,
      excluding effects of acquisitions
      and divestiture:
      Marketable securities and other
         current assets                                   (1,213)        (1,582)          (486)
      Accounts receivable, net                           (11,483)        (7,362)        (2,966)
      Deferred income taxes                               (6,883)         2,052         (4,845)
      Current liabilities, excluding debt                 25,094            (60)        (4,585)
      Other long-term liabilities, excluding debt           (496)         1,797         (2,008)
----------------------------------------------------------------------------------------------

   Net cash provided by operating activities              55,420         36,779         20,240
----------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Acquisitions, net of cash acquired                    (10,778)       (69,654)        (1,421)
   Cash proceeds from sale of business unit               11,707             --             --
   Additions to property and equipment                   (19,997)       (18,098)        (5,355)
   Additions to other assets, net                         (6,351)        (4,034)        (5,232)
----------------------------------------------------------------------------------------------

   Net cash used in investing activities                 (25,419)       (91,786)       (12,008)
----------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Proceeds from long-term debt                          112,000             --             --
   Payment of debt assumed in acquisition                     --        (11,778)            --
   Payments on long-term debt                            (17,928)          (315)           (12)
   Payment of debt assumed from Equifax                  (29,000)            --             --
   Payment of Equifax intercompany debt                  (72,602)            --             --
   Net transactions with Equifax                           1,609         68,159         (9,875)
   Proceeds from exercise of stock options                   267             --             --
   Other                                                     583             --             --
----------------------------------------------------------------------------------------------

   Net cash (used in) provided by
      financing activities                                (5,071)        56,066         (9,887)
----------------------------------------------------------------------------------------------

Effect of foreign currency exchange rates on cash            202             22             23
----------------------------------------------------------------------------------------------

Net increase (decrease) in cash                           25,132          1,081         (1,632)
Cash and cash equivalents, beginning of year               1,726            645          2,277
----------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                 $  26,858       $  1,726       $    645
==============================================================================================

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

                                  ChoicePoint





Note 1
Spinoff and Basis of Presentation

     On August 7, 1997, Equifax Inc. ("Equifax") spun-off the business conducted through its Insurance Services Group to Equifax shareholders (the "Spinoff"). This Spinoff was accomplished by forming ChoicePoint Inc. ("ChoicePoint" or the "Company"), transferring the stock of the companies which comprised the Insurance Services Group to ChoicePoint and then distributing all of the shares of common stock of ChoicePoint to Equifax shareholders. Equifax shareholders of record as of July 24, 1997 received one share of ChoicePoint common stock for every 10 shares of Equifax common stock owned (except for certain grantor trusts of Equifax, which did not receive ChoicePoint common stock pursuant to the Spinoff). The effective date of the Spinoff was July 31, 1997.

     The consolidated financial statements of ChoicePoint include substantially all of the assets, liabilities, revenues and expenses of the business conducted through Equifax's Insurance Services Group. All material transactions between entities included in the consolidated financial statements have been eliminated. The consolidated financial statements have been prepared on the historical cost basis and present the Company's financial position, results of operations and cash flows as derived from Equifax's historical financial statements where applicable.

     In conjunction with the separation of their businesses, ChoicePoint and Equifax entered into various agreements that addressed the allocation of assets and liabilities between them and that defined their relationship after the separation, including a distribution agreement, an employee benefits agreement, a transition support agreement, an intercompany information services agreement, an intellectual property agreement, a tax sharing and indemnification agreement, and real estate lease agreements.

Note 2
Nature of Operations

     ChoicePoint operates in a single industry segment and provides substantially all domestic insurance companies with automated and traditional underwriting and claims information services to assist companies in assessing the insurability of individuals and property and the validity of insurance claims. ChoicePoint provides background investigations, furnishes access to motor vehicle reports, maintains a database of claims histories and provides claims verification and investigative services to both the property and casualty and the life and health insurance markets. The Company also offers pre-employment background investigations, pre-employment and regulatory compliance drug testing services and public record information to other corporate and government organizations. The Company's operations are predominantly located in the United States.

Note 3
Significant Accounting Policies

     -- USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     -- REVENUE AND COSTS OF SERVICES PRESENTATION
     Historically, motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, had been reflected in Equifax's consolidated statements of income as operating revenue and cost of services. ChoicePoint has elected to exclude these customer reimbursed fees from revenue and reduce cost of services by a corresponding amount. This change in accounting presentation does not impact operating or net income. Registry revenue was $257,989,000 in 1997, $224,783,000 in 1996 and $191,645,000 in 1995.

     -- MARKETABLE SECURITIES
     In connection with the sale of its paramedical examination business (Note
4), the Company received 495,000 shares of common stock in Pediatric Services of America, Inc ("PSA"). The common stock is classified as available-for-sale under the terms of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, any unrealized holding gains and losses, net of taxes, are excluded from income and recognized as a separate component of shareholders' equity until realized. At December 31, 1997, the carrying amount of the common stock approximates its fair market value.

     -- PROPERTY AND EQUIPMENT
     Property and equipment at December 31, 1997 and 1996 consisted of the following:

(In thousands)
Year Ended December 31,             1997           1996
-------------------------------------------------------
Land, buildings,
   and improvements             $ 11,945       $ 10,824
Data processing
   equipment and furniture        80,711         66,019
-------------------------------------------------------
                                  92,656         76,843
Less: Accumulated
   depreciation                  (49,671)       (41,436)
-------------------------------------------------------
                                $ 42,985       $ 35,407
=======================================================

     The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to five years for data processing equipment and eight to 20 years for furniture.

     -- GOODWILL AND OTHER ASSETS
     Goodwill is amortized on a straight-line basis over 20 to 40 years. Amortization expense associated with Goodwill was $4,616,000 in 1997, $2,873,000 in 1996 and $2,013,000 in 1995. As of December 31, 1997 and 1996, accumulated amortization was $13,648,000 and $9,032,000, respectively.

     Other assets at December 31, 1997 and 1996 consisted of the following:

(In thousands)
Year Ended December 31,                1997         1996
--------------------------------------------------------
Purchased software, data files
   and technology, net              $14,311      $20,361
System development and
   other deferred costs, net         13,419       15,086
--------------------------------------------------------
                                    $27,730      $35,447
========================================================

     Purchased software, data files, and technology are being amortized on a straight-line basis over five to ten years. Amortization expense for other assets was $10,619,000 in 1997, $6,479,000 in 1996 and $3,810,000 in 1995. As of
December 31, 1997 and 1996, accumulated amortization was $29,963,000 and $17,719,000, respectively.

     The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill or other assets may warrant revision or may not be recoverable. When factors indicate that goodwill or other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill or other assets in measuring whether the goodwill or other assets are recoverable.

Notes to Consolidated Financial Statements

                                  ChoicePoint

     -- FOREIGN CURRENCY TRANSLATION
     The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange, and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholders' equity. Foreign currency transaction gains and losses, which are not material, are recorded in the consolidated statements of income.

     -- CONSOLIDATED STATEMENTS OF CASH FLOWS
     The Company considers cash equivalents to be short-term investments with original maturities of three months or less.

     Prior to the Spinoff, tax provisions were settled through the intercompany account and Equifax made income tax payments on behalf of the Company. The tax payments made subsequent to the Spinoff by ChoicePoint and the tax payments made prior to the Spinoff by Equifax on behalf of ChoicePoint (based on the income tax returns filed or to be filed) were approximately $21,979,000 in 1997, $14,842,000 in 1996 and $8,723,000 in 1995.

     Interest paid on long-term debt, excluding amounts charged by Equifax, totaled $2,314,000 in 1997, $147,000 in 1996 and $200,000 in 1995.

     In 1997, 1996 and 1995, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows:

(In thousands)
Year Ended December 31,         1997         1996        1995
-------------------------------------------------------------
Fair value of
   assets acquired           $10,986      $97,204      $1,438
Cash paid for
   acquisitions               10,778       71,661       1,421
-------------------------------------------------------------
Liabilities assumed          $   208      $25,543      $   17
=============================================================

     In December 1997, the Company sold its paramedical examination business for $26,000,000 (Note 4). The $26,000,000 in proceeds consisted of $11,707,000 in cash, $10,000,000 in stock and $4,293,000 of retained net assets (primarily accounts receivable, less accrued liabilities).

     -- FINANCIAL INSTRUMENTS
     The Company's financial instruments recorded on the balance sheet consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values because of the short maturity of these instruments. The carrying amount of marketable securities approximates fair value due to the minimum price guarantee contained in the asset purchase agreement between the Company and PSA (Note 4). The carrying amount of long-term debt approximates fair value because the Company's long-term debt bears interest at current market rates.

     Off-balance sheet derivative financial instruments at December 31, 1997 consist of interest rate swap agreements (Note 6) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligation. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The Company does not enter into financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by each bank based upon its internal valuation models, were $(2,045,000) at December 31, 1997.

     -- EARNINGS PER SHARE
     Historical earnings per share ("EPS") are not presented since the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax or one of its affiliates and were recapitalized as part of the Spinoff.
See Note 13 for pro forma earnings per share.

     -- RECLASSIFICATIONS
     Certain prior year amounts have been reclassified to conform with the current year presentation.

Note 4
Acquisitions and Divestiture

     -- ACQUISITIONS
     During 1997, 1996 and 1995, the Company acquired or made equity investments in the following businesses:

                                    Date        Percentage
Business                          Acquired       Ownership
----------------------------------------------------------
Drug Free, Inc.                 November 1997       100.0%
Medical Information
   Network, LLC                 October 1997        100.0
CDB Infotek
   (additional purchase)       September 1997         2.6
Advanced HR Solutions, Inc.       June 1997         100.0
CDB Infotek                      August 1996         70.0
Professional Test
   Administrators, Inc.          April 1996         100.0
Vallance and Associates, Inc.   February 1995       100.0

     The 1997 acquisitions were accounted for as purchases and had an aggregate purchase price of $10,778,000, with $9,982,000 allocated to goodwill and $50,000 to other intangible assets (non-compete agreement). Their results of operations have been included in the consolidated statements of income from the dates of acquisition and were not material. The Company acquired an additional 2.6% interest in CDB Infotek from a shareholder during the third quarter of 1997, bringing the Company's total acquired interest in CDB Infotek to 72.6% at December 31, 1997. In February 1998, the Company accelerated its option to purchase the remaining 27.4% at a mutually agreed-upon price of $24,135,000 cash.

     The 1996 acquisitions were accounted for as purchases and had an aggregate purchase price of $71,661,000, with $59,457,000 allocated to goodwill and $20,932,000 to other intangible assets (primarily purchased data files and software). Their results of operations have been included in the consolidated statements of income from the dates of acquisition.

     The following unaudited pro forma information has been prepared as if the 1996 acquisition of CDB Infotek had occured on January 1, 1995. The information is based on historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results which may occur in the future. The pro forma information includes the expense for amortization of goodwill and other intangible assets resulting from this transaction.

(In thousands)
Year Ended December 31,          1996          1995
---------------------------------------------------
Revenue                      $389,262      $361,010
Net income                     20,904        12,765

     The 1995 acquisition was accounted for as a purchase and had an aggregate purchase price of $1,421,000, with $1,222,000 allocated to goodwill and $216,000 to other intangible assets (noncompete agreement). The results of operations have been included in the consolidated statements of income from the date of acquisition and were not material.

     -- DIVESTITURE
     In December 1997, the Company sold its paramedical examinations business to PSA. The business unit was sold for $26,000,000 in a combination of cash - $11,707,000, stock - $10,000,000, and net retained assets - $4,293,000. The
$10,000,000 represents the value of PSA common stock received using an average stock price determined prior to closing. The asset purchase agreement protects ChoicePoint from a decrease in PSA's stock price if the shares are sold in the marketplace within one year for less than the average share price. In December 1997, the Company transferred approximately $1,000,000 of the PSA common stock to ChoicePoint's newly established charitable foundation.

Notes to Consolidated Financial Statements

                                  ChoicePoint


Note 5
Transactions with Equifax

     Prior to the Spinoff, under Equifax's centralized cash management system, short-term advances from Equifax and excess cash sent to Equifax were reflected as intercompany debt and were included in Equifax's equity investment account through July 31, 1997 (Note 8). As a result of the Spinoff, the net intercompany debt at July 31, 1997, totaling $72,602,000, was repaid in the third quarter of 1997. ChoicePoint was charged corporate costs through July 31, 1997. The amount of corporate costs included in the accompanying consolidated statements of income were $5,952,000 in 1997, $11,260,000 in 1996 and $11,833,000 in 1995.
These allocations were based on an estimate of the proportion of corporate expenses related to ChoicePoint, utilizing such factors as revenues, number of employees, number of transactions processed and other applicable factors. In the opinion of management, the corporate charges have been made on a reasonable basis and approximate all the incremental costs ChoicePoint would have incurred had it been operating on a stand-alone basis. These amounts have been included in selling, general, and administrative expenses. ChoicePoint was also charged corporate interest expense through July 31, 1997 based on the relationship of its net assets to total Equifax net assets, excluding corporate debt, in amounts of $3,612,000 in 1997, $6,215,000 in 1996 and $5,401,000 in 1995. These amounts are included in interest expense. In addition to the above, ChoicePoint paid approximately $4,336,000 to Equifax in 1997 for credit reports and transitional services. In 1996 and 1995, ChoicePoint paid approximately $2,475,000 and $2,491,000, respectively, to Equifax for credit reports.


Note 6
Long-Term Debt


     Long-term debt at December 31, 1997 and 1996 was as follows:

(In thousands)
Year Ended December 31,          1997          1996
----------------------------------------------------
Credit facility              $ 95,000       $    --
Capital leases                  1,050         1,978
----------------------------------------------------
                               96,050         1,978
Less current maturities          (593)         (927)
----------------------------------------------------
                             $ 95,457       $ 1,051
----------------------------------------------------

     In August 1997, ChoicePoint entered into a $250 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300 million, subject to approval of the lenders. Borrowings under the Credit Facility are guaranteed by all material subsidiaries of ChoicePoint Inc. as defined in the Credit Facility. The Credit Facility was used to repay the net intercompany debt due to Equifax as of July 31, 1997, to repay $29.0 million of Equifax debt assumed by ChoicePoint, and to fund $10.0 million for two ChoicePoint grantor trusts (Note 8). Initial borrowings under the Credit Facility were $112.0 million. During the third and fourth quarters of 1997, the Company paid down $17.0 million of the amount borrowed, reducing total debt under the revolver to $95.0 million. The commitment termination date and final maturity of the Credit Facility will occur in August 2002.

     Revolving loans under the Credit Facility bear interest at the following rates as applicable and selected by the Company from time to time: (1) the lender's base rate, (2) LIBOR plus the applicable margin, (3) the lender's cost of funds plus the applicable margin and (4) the competitive bid rate offered by the syndicate lenders at their discretion. The applicable margins range from
 .16% to .45% per annum based on ChoicePoint's leverage ratio. Any amount not paid when due shall bear interest at the applicable rate plus 2%. At the end of the applicable interest period for LIBOR or bid rate loans, interest shall accrue at the base rate plus 2%. The Company also pays customary annual facility fees based upon its leverage ratio. The average interest rate at December 31, 1997 was 6.12%.

     The Credit Facility contains covenants customary for facilities of this type. Such covenants include among other things, limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum leverage and (ii) minimum fixed charge coverage.

     ChoicePoint has entered into four interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term obligation. The agreements became effective in August 1997. One of the four agreements has a notional principal amount of $25.0 million and matures in August 2007. The agreement effectively changes the Company's interest rate exposure to a fixed rate of 6.535% plus a credit spread. The other three agreements have notional principal amounts totaling $60.0 million and mature in August 2004; however, the other parties have one-time options to terminate the swap agreements in April 2002. The three agreements effectively change the Company's interest rate exposure to a weighted average fixed rate exposure of 6.240% plus a credit spread. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

     Scheduled maturities of long-term debt during the five years subsequent to December 31, 1997 are as follows: $593,000 in 1998, $372,000 in 1999, $85,000 in
2000, $0 in 2001 and $95,000,000 in 2002.

     There were no short-term borrowings during 1997 and 1996.


Note 7
Income Taxes

     Historically, the Company has been included in the consolidated federal income tax return of Equifax. ChoicePoint's provision for income taxes in the accompanying consolidated statements of income reflects federal and state income taxes calculated on ChoicePoint's separate income, but recognizes the impact of unitary tax regulations of certain states on ChoicePoint as a member of the Equifax consolidated group through July 31, 1997, the effective date of the Spinoff.

     The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities.

     The provision for income taxes consists of the following:

(In thousands)
Year Ended December 31,          1997           1996           1995
--------------------------------------------------------------------
Current:
   Federal                   $ 18,997       $ 12,538       $ 10,890
   State                        5,463          4,048          2,431
   Foreign                      1,277            444            186
--------------------------------------------------------------------
                               25,737         17,030         13,507
--------------------------------------------------------------------

Deferred:
   Federal                       (722)           878         (2,863)
   State                         (419)          (169)           589
   Foreign                        (74)            (5)            --
--------------------------------------------------------------------
                               (1,215)           704         (2,274)
--------------------------------------------------------------------
   Total                     $ 24,522       $ 17,734       $ 11,233
====================================================================

Notes to Consolidated Financial Statements

                                  ChoicePoint


     The provision for income taxes is based upon income before income taxes as follows:

(In thousands)
Year Ended December 31,         1997         1996         1995
--------------------------------------------------------------
United States                $49,917      $38,373      $25,394
Foreign                        3,549        2,641          704
--------------------------------------------------------------
                             $53,466      $41,014      $26,098
==============================================================

     The provision for income taxes is reconciled with the federal statutory rate as follows:

(In thousands)
Year Ended December 31,          1997          1996          1995
------------------------------------------------------------------
Federal statutory rate           35.0%         35.0%         35.0%
State and local
  taxes, net of
  federal tax benefit             6.1           6.2           7.5
Tax effect resulting
  from foreign activities         (.1)         (1.8)          (.4)
Goodwill amortization             2.7           2.1           2.2
Other                             2.2           1.7          (1.3)
------------------------------------------------------------------
Overall effective rate           45.9%         43.2%         43.0%
==================================================================

     Components of the Company's deferred income tax assets and liabilities at December 31, 1997 and 1996 are as follows:

(In thousands)
Year Ended December 31,                   1997           1996
--------------------------------------------------------------
Deferred income tax assets:
  Postretirement benefits             $ 22,342       $ 22,804
  Reserves and accrued expenses         10,255          3,870
  Employee compensation programs         3,857          2,374
  Other                                  2,133          1,318
--------------------------------------------------------------
                                        38,587         30,366
--------------------------------------------------------------
Deferred income tax liabilities:
  Purchased software, data
   files, technology, and
   other assets                         (5,069)        (7,824)
  Depreciation                          (1,652)        (1,653)
  Deferred expenses                     (4,896)        (1,667)
  Other                                 (1,061)          (196)
--------------------------------------------------------------
                                       (12,678)       (11,340)
--------------------------------------------------------------
     Net deferred income
      tax assets                      $ 25,909       $ 19,026
==============================================================

     Accumulated undistributed retained earnings of the Canadian subsidiary are not considered material at December 31, 1997.


Note 8
Shareholders' Equity

     -- EQUIFAX EQUITY INVESTMENT
     Prior to July 31, 1997, Equifax's equity investment included the original investment in ChoicePoint, accumulated income of ChoicePoint and the net intercompany payable due to Equifax reflecting transactions described in Note 5. The July 31, 1997 net intercompany debt balance that was repaid to Equifax in the third quarter of 1997 was $72,602,000. The $72,602,000 included actual intercompany debt of $85,602,000 reduced by $13,000,000 for an employee benefit obligation assumed by ChoicePoint (Note 9). As of December 31, 1996, the net intercompany payable due to Equifax included in Equifax equity investment in the accompanying balance sheet was $83,993,000.

     -- STOCK OPTIONS

     Equifax had certain stock option plans (the "Plans") under which incentive stock options and nonqualified stock options were granted to officers, key employees and directors of Equifax. In connection with the separation of ChoicePoint from Equifax, stock options under the Plans that were not exercised prior to the date of the Spinoff were adjusted. Upon the Spinoff and except as set forth below, ChoicePoint employees retained their vested options to purchase Equifax common stock under the plans. Although they forfeited their unvested Equifax stock options, they received replacement options to purchase ChoicePoint common stock. Certain senior officers of ChoicePoint were permitted to choose either to retain vested Equifax stock options or have their vested Equifax stock options replaced with ChoicePoint stock options. All Equifax options that were replaced with ChoicePoint options were at amounts and at exercise prices that preserved the economic benefit of the Equifax stock options at the Spinoff date. As a result, options for 713,152 shares of ChoicePoint common stock were issued to replace Equifax options. The options have exercise prices ranging from $8.21 per share to $28.45 per share.

     Prior to the Spinoff, the ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was adopted by ChoicePoint. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares and performance units for an aggregate of four million shares of ChoicePoint common stock. With the exception of the Equifax stock options that were replaced with ChoicePoint stock options, the Omnibus Plan requires options to be granted at no less than fair value. In the fourth quarter of 1997, options for 761,902 shares were granted under the Omnibus Plan with an option price of $38.75.

     A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows (shares in thousands):

(In thousands)                                       Avg.
Year Ended December 31, 1997          Shares        Price
---------------------------------------------------------
Balance, beginning of year                --           --
  Granted:
    Replacement options              713,152       $17.10
    New options
    (at market price)                761,902       $38.75
  Canceled                            (5,835)      $13.80
  Exercised                          (10,804)      $14.16
---------------------------------------------------------
Balance, end of year               1,458,415       $28.45
=========================================================

Exercisable at end of year           326,384       $16.98
=========================================================

     The following table summarizes information about stock options outstanding at December 31, 1997 (shares in thousands):

                                                   Options Outstanding                        Options Exercisable
                                  ----------------------------------------------------   ---------------------------
                                                Weighted Average
                                              Remaining Contractual   Weighted Average              Weighted Average
Range of Exercise Prices            Shares       Life in Years        Exercise Price      Shares     Exercise Price
--------------------------------------------------------------------------------------------------------------------
   $ 8.21-$14.47                    377,576           6.08                 $12.67        196,586           $11.40
   $18.83-$26.36                    274,431           8.08                 $21.58         85,292           $23.99
   $28.25-$28.45                     44,506           8.08                 $28.25         44,506           $28.25
   $38.75                           761,902           9.76                 $38.75             --               --
--------------------------------------------------------------------------------------------------------------------
                                  1,458,415           8.44                 $28.45        326,384           $16.98

     The weighted-average grant-date fair value per share of options granted in 1997 is $13.49.

     The fair value of each option granted in 1997 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield, 0%; expected volatility, 30%; risk-free interest rate, 5.8%; and expected life in years, 4.5.

     -- Restricted Stock

     Equifax had performance share plans for certain key officers that provided for distribution of common stock at the end of three-year measurement periods. Equifax also had a deferred bonus plan in the form of restricted stock for certain key officers. As of the Spinoff, the ChoicePoint officers that were participants in the Equifax plans were granted ChoicePoint restricted stock that preserved the economic benefit of the Equifax plans. Approximately 151,000 shares of ChoicePoint restricted stock were granted under the Omnibus Plan to replace the awards previously granted under the Equifax Plans, of which 90,000 shares are performance-based. In addition, in the fourth quarter of 1997, approximately 59,000 restricted shares were granted at market price under the Omnibus Plan. Those shares vest in four years based on continuous employment. The compensation cost that was charged against income for restricted stock was $1,892,000 in 1997.

Notes to Consolidated Financial Statements

                                  ChoicePoint


     -- PRO FORMA INFORMATION
     During 1997 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the table below (in thousands, except per share amounts):

                                                           1997                       1996                      1995
                                                  ----------------------------------------------------------------------------
                                                                 SFAS 123                  SFAS 123                  SFAS 123
                                                  Reported       Pro forma    Reported     Pro forma    Reported     Pro forma
------------------------------------------------------------------------------------------------------------------------------
Net income                                        $28,944         $27,832      $23,280      $22,547      $14,865      $13,679
Pro forma net income (Note 13)                     28,520          27,408           --           --           --           --
Pro forma net income per share - basic               1.95            1.88           --           --           --           --
Pro forma net income per share -- diluted            1.92            1.84           --           --           --           --

     Pro forma income for 1995 and 1996 noted above is based on the fair value of Equifax options held by ChoicePoint employees.

     -- Shareholder Rights Plan
     On October 29, 1997, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the ChoicePoint Board of Directors to represent shareholders' interests fully. Pursuant to the Rights Plan, the ChoicePoint Board of Directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's common stock as of November 14, 1997. The Rights will be represented by, and traded together with, the Company's common stock. The Rights will not be immediately exercisable and will not become exercisable unless certain triggering events occur. Among the triggering events will be the acquisition of 20% or more of the Company's common stock by a person or group of affiliated or associated persons. Unless previously redeemed by the ChoicePoint Board of Directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint Board of Directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiation with the Board of Directors.

     -- GRANTOR TRUSTS
     ChoicePoint has established two grantor trusts totaling $10.0 million. The funds in the grantor trusts may be used to purchase ChoicePoint common stock in the open market as previously approved by the Board of Directors for distribution under its various compensation and benefit plans. The $10.0 million is included in cash and cash equivalents in the December 31, 1997 accompanying balance sheet.

Note 9
Employee Benefits

     -- UNITED STATES RETIREMENT INCOME PLAN
     Historically, the Company has participated in the Equifax United States Retirement Income Plan (the "Plan"). The Plan was a non-contributory defined benefit qualified retirement plan that covered most salaried employees. Under the Plan, retirement benefits were primarily a function of years of service and the level of compensation during the final three years of employment. Total pension expense allocated to ChoicePoint through the effective date of the Spinoff and included in the Company's financial results was $411,000 in 1997, $3,310,000 in 1996 and $3,356,000 in 1995. The expenses for the Plan, other than service costs (which are allocated directly), were allocated to the companies comprising the Insurance Services Group based on the relative projected benefit obligations for Insurance Services Group employees compared with the obligations for all participants. In the opinion of management, the expenses were allocated on a reasonable basis and were actuarially allocated to approximate the expense ChoicePoint would have incurred had it been operating on a stand-alone basis.

     ChoicePoint has not adopted a defined benefit plan for its employees; however, it has adopted a 401(k) profit sharing plan, as described below, prior to the Spinoff.

     -- RETIREMENT SAVINGS PLAN
     Equifax's retirement savings plan provided for annual contributions at the discretion of the Board of Directors for the benefit of eligible employees, including ChoicePoint employees, in the form of cash or shares of the Company's common stock. The Company's portion of expense for this plan through the effective date of the Spinoff was $1,037,000 in 1997, $1,632,000 in 1996 and $1,600,000 in 1995 and is included in the Company's financial results. The expense for the retirement savings plan was a direct function of the contributions made by the participants employed by the Insurance Services Group. In the opinion of management, the expenses were allocated on a reasonable basis and approximated all the expenses ChoicePoint would have incurred had it been operating on a stand-alone basis.

     -- 401(K) PROFIT SHARING PLAN
     ChoicePoint has adopted a 401(k) profit sharing plan under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint intends to make minimum matching contributions in the form of ChoicePoint common stock equal to 25% of employee contributions up to the first 6% of an employee's contributions. Employee contributions will be invested in one of the available investment funds, including a ChoicePoint stock fund. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. The expense for the 401(k) profit sharing plan was $905,000 in 1997.

     As a result of the Spinoff, ChoicePoint assumed an obligation to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. In exchange for this obligation, Equifax made a capital contribution to ChoicePoint in the amount of $13,000,000 and ChoicePoint's intercompany liability to Equifax was reduced accordingly. ChoicePoint anticipates incurring an expense estimated at $2,010,000 for 1998 to fund the contributions for employees. In 1997, $1,000,000 was included in the Company's financial results and will be contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan.

     -- POSTRETIREMENT BENEFITS
     The Company provides certain healthcare and life insurance benefits for eligible retired employees. Healthcare benefits are provided through a trust, while life insurance benefits are provided through an insurance company. The Company accrues

Notes to Consolidated Financial Statements

                                  ChoicePoint


the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee.

     The following table presents a reconciliation of the plan's funded status at December 31, 1997 and 1996:

(In thousands)
Year Ended December 31,              1997           1996
---------------------------------------------------------
Accumulated postretirement
  benefit obligation:
  Retirees                       $ 48,042       $ 47,599
  Fully eligible active
   plan participants                4,288          3,605
  Other active participants         3,861          4,826
---------------------------------------------------------
                                   56,191         56,030
Plan assets at fair value              --             --
---------------------------------------------------------
Accumulated benefit
  obligation in excess
  of plan assets                  (56,191)       (56,030)
Unrecognized prior service
  credit due to plan
  amendments                       (6,150)        (8,457)
Unrecognized net losses             4,907          5,865
---------------------------------------------------------
                                  (57,434)       (58,622)
  Less: Current portion            (3,600)        (3,000)
---------------------------------------------------------
Accrued postretirement
  benefit obligation             $(53,834)      $(55,622)
=========================================================

     The current portion is included in other current liabilities in the accompanying balance sheets.

     Net periodic postretirement benefit expense includes the following components:

(In thousands)
Year Ended December 31,         1997          1996          1995
-----------------------------------------------------------------
Service cost                 $   907       $   823       $   935
Interest cost on
  accumulated benefit
  obligation                   4,008         3,667         4,499
Amortization of prior
  service credit              (2,308)       (2,652)       (2,318)
Amortization of losses            28           118            --
-----------------------------------------------------------------
Net periodic
  postretirement
  benefit expense            $ 2,635       $ 1,956       $ 3,116
=================================================================

     Assumptions used in the computation of postretirement benefit expense and the related obligation are as follows:

Year Ended December 31,           1997          1996          1995
-------------------------------------------------------------------
Discount rate used to
  determine accumulated
  postretirement
  benefit obligation
  at December 31                  7.25%         7.50%         7.25%
Initial healthcare
  cost trend rate                  9.5%        10.50%        11.00%
Ultimate healthcare
  cost trend rate                 6.00%         6.00%         6.00%
Year ultimate healthcare
  cost trend rate reached         2005          2005          2005

     If the healthcare cost trend rate was increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 1997 would have increased 12.1%. The effect of such a change on the aggregate of service and interest cost for 1997 would have been an increase of 8.7%.

     The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions, or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.


Note 10
Commitments and Contingencies

     -- LEASES
     The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $14,769,000 in 1997, $13,353,000 in 1996 and $10,655,000 in 1995.

     Future minimum payment obligations for noncancelable operating leases exceeding one year are as follows as of December 31, 1997:

(In thousands)                                   Amount
-------------------------------------------------------
1998                                            $10,964
1999                                              8,443
2000                                              6,581
2001                                              4,031
2002                                              2,271
Thereafter                                        5,823
-------------------------------------------------------
                                                $38,113
=======================================================

     -- LEASE AGREEMENT
     In August 1997, the Company entered into a $22.0 million operating lease agreement for an office facility in Alpharetta, Georgia. Under the agreement, the lessor purchased the property from a third party and leased the facility to the Company. The initial term of the lease is ten years, at which time the Company has the following three options: to renew for an additional five years, to purchase at original cost or to remarket the property.

     -- DATA PROCESSING SERVICES AGREEMENT
     In April 1993, the Company began outsourcing a portion of its computer data processing operations and related functions to Integrated Systems Solutions Corporation ("ISSC"), a subsidiary of IBM. In 1995, a new five-year outsourcing agreement was reached with ISSC. Under the terms of the agreement, the Company will pay ISSC an estimated $3.5 million a year over the five-year term of the agreement, although this amount could be more or less depending upon various factors such as the inflation rate, the introduction of significant new technologies or changes in the Company's data processing needs as a result of acquisitions or divestitures. Under certain circumstances (e.g., a change in control of the Company), the Company may cancel the ISSC agreement; however, the agreement provides that the Company must pay a significant penalty in the event of such a cancellation.

     -- CHANGE IN CONTROL PROVISIONS IN EMPLOYMENT AGREEMENTS
     The Company has entered into employment agreements with certain executive officers which will provide certain severance pay and benefits in the event of a "change in control" of ChoicePoint, such change in control includes the acquisition of more than 50% of ChoicePoint's outstanding common stock by an entity or a concerted group of entities. The severance payment is a derivative of annual compensation multiplied by a factor not to exceed three plus payments for other benefits. At December 31, 1997, the maximum contingent liability under the employment agreements or plans was approximately $27.2 million. In addition, the Company's restricted stock and stock option plans provide that all shares designated for future distribution will become fully vested.

     -- LITIGATION
     A limited number of lawsuits seeking damages are brought against the Company each year. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In the opinion of management, the ultimate resolution of these pending matters will not have a materially adverse effect on the Company's financial position, liquidity or results of operations. The accrued liability for litigation at December 31, 1997 and 1996 was $4,002,000 and $3,749,000, respectively, and is included in other current liabilities in the accompanying balance sheets.


Note 11
Unusual Items

     Unusual items of $6,209,000 in 1997 include approximately $1,804,000 of charges related to Spinoff expenses and approximately $4,405,000 for write-downs of certain assets in the Company's labor-intensive field business and its commercial P&C software company in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

Notes to Consolidated Financial Statements

                                  ChoicePoint

Note 12
Restructuring

     In the fourth quarter of 1995, the Company initiated a restructuring program designed to streamline operations by reducing staffing levels and consolidating facilities. Staffing levels were reduced by approximately 750 employees. The total cost of this program was $9,150,000. Components of the restructuring provision and utilization through December 31, 1997 are as follows:

                       Severance and
                        Termination     Lease
(In thousands)           Benefits       Costs         Total
-------------------------------------------------------------
Original provision       $ 7,470       $ 1,680       $ 9,150
  Utilized in 1995        (1,291)         (915)       (2,206)
-------------------------------------------------------------
Balance,
  December 31, 1995        6,179           765         6,944
  Utilized in 1996        (4,973)         (765)       (5,738)
-------------------------------------------------------------
Balance,
  December 31, 1996        1,206            --         1,206
  Utilized in 1997          (758)           --          (758)
-------------------------------------------------------------
Balance,
  December 31, 1997      $   448       $    --       $   448
=============================================================

     The reserve balance is included in other current liabilities in the accompanying balance sheets.


Note 13
Pro Forma Consolidated Financial Data (Unaudited)

     The following unaudited pro forma consolidated net income and pro forma earnings per share present the consolidated results of operations of ChoicePoint assuming that the Spinoff had been completed as of the beginning of 1997. Historical earnings per share are not presented since the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax or one of its affiliates and were recapitalized as part of the Spinoff.

     The information presented below is not necessarily indicative of the results of operations that ChoicePoint would have reported if it had operated as an independent company.

  (In thousands, except per share amounts)               1997
--------------------------------------------------------------
Historical net income                                $ 28,944
Pro forma adjustments -- net of taxes:
  Reversal of interest expense from Equifax(a)          2,165
  Incremental interest expense(b)                      (2,589)
--------------------------------------------------------------
Pro forma net income                                 $ 28,520
==============================================================

Pro forma weighted average shares -- basic(c)          14,595
==============================================================
Pro forma earnings per share -- basic                $   1.95
==============================================================

Pro forma weighted average shares -- diluted(c)        14,891
==============================================================
Pro forma earnings per share -- diluted              $   1.92
==============================================================

     Following are the pro forma adjustments to the accompanying pro forma consolidated net income:

     (a) To eliminate the $3.6 million ($2.2 million net of tax) corporate interest expense for the year ended December 31, 1997 charged to ChoicePoint. Equifax charged interest expense through the effective date of the Spinoff -- July 31, 1997.

     (b) To record $4.3 million ($2.6 million net of tax) for the year ended December 31, 1997 of interest expense on borrowings to fund the repayment of net intercompany debt owed to Equifax, the repayment of $29.0 million of Equifax debt assumed by ChoicePoint, and interest on borrowings to fund $10.0 million for two ChoicePoint grantor trusts. The interest expense also includes interest for borrowings for the CDB Infotek acquisition. An interest rate of 6.5% is assumed on the borrowings.

     (c) Pro forma weighted average shares outstanding prior to the Spinoff is based on the number of ChoicePoint shares issued and outstanding, including restricted stock, on the date of the Spinoff (August 7, 1997). The pro forma weighted average shares -- diluted also include the dilutive effect of stock options.

Note 14
Quarterly Financial Summary (Unaudited)

     Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 1997 and 1996:

                                            First        Second          Third       Fourth
(In thousands)                            Quarter       Quarter        Quarter      Quarter         Total
---------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997
  REVENUE                                $102,852      $108,623       $106,489      $99,357      $417,321
  OPERATING INCOME                         12,198        15,559         15,810        2,510        46,077
  NET INCOME                                5,541         7,300          7,778        8,325        28,944

Year ended December 31, 1996
  Revenue                                 $84,140       $89,986        $94,354      $98,001      $366,481
  Operating income                          9,006        12,545         13,744       12,316        47,611
  Net income                                4,218         6,207          6,888        5,967        23,280

     Operating income decreased in the fourth quarter of 1997 due to $6,209,000 of charges for unusual items (Note 11) and $4,852,000 of other charges. Included in the $4,852,000 of other charges were $1,892,000 of expense related to new restricted stock plans (Note 8), $1,000,000 for a contribution to the Company's profit sharing plan to offset the adverse effect of transitioning from Equifax's defined benefit pension plan (Note 9), $1,000,000 to establish a ChoicePoint charitable foundation (Note 4), $860,000 for adjusting receivables for a renegotiated customer contract and $100,000 to fund an under-reserved compensation plan.

     The gain on the sale of a business unit (Note 4), largely offset by the unusual items and other charges discussed above, positively impacted net income in the fourth quarter of 1997.

     Operating income decreased in the fourth quarter of 1996 due primarily to the dilutive effect of the amortization of intangibles related to the CDB Infotek acquisition in August 1996.


Report of Independent Auditors

To the Shareholders of ChoicePoint Inc.:

We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. (a Georgia corporation) and subsidiaries (as defined in Note 1) as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

Atlanta, Georgia
February 20, 1998

Shareholder Information

                                  ChoicePoint

TO FIND OUT MORE
For more information about ChoicePoint, our products and services, employment opportunities, and current events at the Company, visit our web site at: http://www.choicepointinc.com or call us at: 770-752-6000

INVESTOR INFORMATION
To obtain copies of the Company's Form 10-K, Form 10-Q or quarterly earnings releases, please contact:

Kelly McLoughlin
Director, Investor Relations
ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, Georgia  30005
or call 770-752-4050

Financial reports can also be accessed on our web site at http://www.choicepointinc.com

MARKET INFORMATION
ChoicePoint shares began regular trading on the New York Stock Exchange on August 8, 1997 under the symbol CPS. As of March 1, 1998, the approximate number of shareholders of record was 6,163 for common stock. No cash dividends have been paid. The Company does not anticipate paying any cash dividends on its common stock in the near future.

STOCK ACTIVITY
ChoicePoint opened trading on August 8, 1997 at $35.75. High and low sale prices for each quarter since trading began follow:

1997                                       High       Low
----------------------------------------------------------
Third quarter*                            38.625    30.750
Fourth quarter                            48.125    35.000
----------------------------------------------------------

*Includes third quarter since the Spinoff.

ANNUAL MEETING
The Annual Meeting of Shareholders of ChoicePoint Inc. will be held April 29, 1998 at 3:30 p.m. at the Company's headquarters at 1000 Alderman Drive, Alpharetta, Georgia

INDEPENDENT AUDITORS
Arthur Andersen LLP
Atlanta, Georgia

TRANSFER AGENT AND REGISTRAR
SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, Georgia  30302

TRADEMARKS AND SERVICE MARKS
C.L.U.E. and Life 2000 are registered trademarks of ChoicePoint Inc.

Life Plus and TeleChoice are service marks of ChoicePoint Inc.

ChoicePoint, the logo, the domain name and the tag line are trademarks of ChoicePoint Inc.


                           [INSIDE BACK COVER PAGE]