Form 10-K405, Exhibit 13
period 1998-12-31
CHOICEPOINT INC
filed 1999-03-31
CIK 1040596

[SELECTED PAGES FROM THE COMPANY'S 1998 ANNUAL REPORT TO SHAREHOLDERS]


                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

   (thousands of dollars)                          1998            1997         1996         1995         1994
   -----------------------------------------------------------------------------------------------------------
   Operating revenue                           $406,475(*)     $417,321     $366,481     $328,990     $284,566
   Operating income
    before unusual items and
    restructuring provision                      65,166          52,286       47,611       41,078       16,577
   Operating income                              61,408          46,077       47,611       31,928       16,577
   Net income                                    35,419          28,944       23,280       14,865        6,612
   Total assets                                 534,199         359,971      301,824      200,779      193,820
   Long-term debt, less current maturities      191,697          95,457        1,051           --            5
   Total shareholders' equity                   159,572         127,745      196,327      104,641       98,028
   EBITDA(**)                                   101,247          87,753       66,265       45,249       26,610
   Employees                                      3,500           3,700        4,600        4,400        4,600

* 1998 comparable revenues were impacted by the December 1997 divestiture of the paramedical services business, which accounted for approximately $58.8 million in 1997 revenues; and by revenues from acquisitions of approximately $15.9 million in 1998.
**EBITDA represents earnings before interest, taxes, depreciation and amortization.

                                   ChoicePoint



                      Management's Discussion and Analysis
                           of Financial Condition and
                              Results of Operations


                                  Introduction


ChoicePoint is a leading provider of risk management and fraud prevention information and related technology solutions to the insurance industry. The Company also offers risk management and fraud prevention solutions to organizations in other industries. ChoicePoint was formed as a result of the spinoff of the Insurance Services Group of Equifax Inc. into a separate, public company, in August of 1997 (the "Spinoff").

         Since its formation, ChoicePoint has been organized into three service groups: Property and Casualty Insurance Services, Life and Health Insurance Services and Business and Government Services. The Company has offered the following products through these groups:


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

         Business and Government Services (B&G)

         Pre-employment background searches, drug screenings, public records searches, people locator services, Uniform Commercial Code searches and filings, and database marketing services.

         In December 1998, ChoicePoint divested its labor-intensive life and health and investigative field businesses, as described below. Beginning in 1999, ChoicePoint will report revenue in two service groups: Insurance Services and Business and Government Services.


       Results of Operations


Revenue and operating income for the years ended December 31, 1998, 1997 and 1996 were as follows:

============================================================

Year Ended December 31,       1998         1997         1996
------------------------------------------------------------

(In thousands)
P&C revenue               $218,413     $186,759     $167,073
L&H revenue                 79,730      143,979      146,696
B&G revenue                108,332       86,583       52,712
------------------------------------------------------------
Operating revenue          406,475      417,321      366,481
Costs and expenses         341,309      365,035      318,870
------------------------------------------------------------
Operating income
 before unusual items       65,166       52,286       47,611
Unusual items                3,758        6,209           --
============================================================
Operating income          $ 61,408     $ 46,077     $ 47,611
============================================================


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         Consolidated revenue decreased $10.8 million, or 2.6%, from $417.3 million in 1997 to $406.5 million in 1998, primarily due to the sale of ChoicePoint's paramedical examination business in December 1997. Excluding the effect of that sale, consolidated revenues increased $48.0 million, or 13.4%, from $358.5 million in 1997 to $406.5 million in 1998.

         Revenue from Property and Casualty Insurance Services grew $31.7 million, or 16.9%, from $186.8 million in 1997 to $218.4 million in 1998, driven primarily by strong unit performance in personal lines products and the development of a new generation of commercial worker's compensation software at a large insurance customer. In total, revenue from the sale of this new software was approximately $10.8 million in 1998. Revenues in the field-based claims and inspection products decreased approximately $4.8 million in 1998.

         Revenue from Life and Health Insurance Services decreased $64.2 million, or 44.6%, from $144.0 million in 1997 to $79.7 million in 1998 primarily due to the sale of the paramedical examination business noted above. Excluding the effect of that sale, revenue from Life and Health Insurance Services decreased $5.4 million, or 6.3%, from $85.1 million in 1997 to $79.7 million in 1998, due primarily to unit

                                   ChoicePoint




decline in traditional field-based life and health inspection reports and laboratory services.

         Revenue from Business and Government Services increased $21.7 million, or 25.1%, from $86.6 million in 1997 to $108.3 million in 1998. Incremental revenue from acquisitions made since the first quarter of 1997 contributed $15.9 million of the increase.

         Operating income before unusual items increased $12.9 million, or 24.6%, from $52.3 million in 1997 to $65.2 million in 1998. Operating margins (excluding the effects of unusual items) increased from 12.5% in 1997 to 16.0% in 1998, primarily as a result of strong revenue performance in property and casualty personal lines products. Included in operating results in 1998 and 1997 were $6.2 million and $1.3 million, respectively, of expenses incurred to modify existing computer systems and applications to address the Year 2000 issues.

         Unusual items of $3.8 million in 1998 include $2.0 million for the writedown of a noncompete agreement and $1.8 million for writedowns of certain software and database assets and severance expenses.

         Operating income after unusual items increased by $15.3 million, or 33.3%, from $46.1 million in 1997 to $61.4 million in 1998.

         ChoicePoint recognized a pre-tax gain of $8.8 million as a result of the sale of its life and health insurance field underwriting services and insurance claim investigative services (collectively the "field businesses") to PMSI Services, Inc., an affiliate of Examination Management Services, Inc. and the planned sale of its payroll verification business. The Company sold the field businesses in December 1998 for approximately $23.0 million in a combination of cash, a note receivable, and warrants. In addition, the Company retained certain net assets, primarily accounts receivable. See Note 4 to the consolidated financial statements.


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

         Consolidated revenue increased $50.8 million, or 13.9%, from $366.5 million in 1996 to $417.3 million in 1997. Revenue improvements in two of the three business groups were partially offset by revenue declines in Life and Health Insurance Services.

         Revenue from Property and Casualty Insurance Services grew $19.7 million, or 11.8%, from $167.1 million in 1996 to $186.8 million in 1997, driven primarily by strong unit performance in personal lines products.

         Revenue from Life and Health Insurance Services decreased $2.7 million, or 1.9%, from $146.7 million in 1996 to $144.0 million in 1997, as growth in laboratory services was offset by decreases in other lines, primarily due to the sale of ChoicePoint's paramedical examination business in December 1997, which represented $4.9 million of the decline.

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

         Included in the $6.2 million charge of unusual items in 1997 were $1.8 million of charges related to expenses of the Spinoff and $4.4 million for write-downs of certain assets in the Company's labor-intensive field businesses and its commercial P&C software company.

         Operating income after unusual items and other charges decreased $1.5 million, or 3.2%, from $47.6 million in 1996 to $46.1 million in 1997.

         ChoicePoint recognized a pre-tax gain of $14.0 million on the sale of its paramedical examination business to Pediatric Services of America, Inc. during the fourth quarter of 1997. The Company sold this business in December 1997 for approximately $21.7 million in a combination of cash and stock. In addition, the Company retained certain net assets, primarily accounts receivable.


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

         ChoicePoint's overall effective tax rates were 43.3% in 1998, 45.9% in 1997, and 43.2% in 1996. The decrease in effective tax rates from 1997 to 1998 is primarily due to a reduction in the state income tax rate due to ChoicePoint no longer being part of Equifax's consolidated group for unitary tax purposes. The increase in effective tax rates from 1996 to 1997 is primarily the result of foreign income being subject to tax and increased goodwill amortization not deductible for income taxes. The increase is partially offset by a reduction in the state income tax rate due to ChoicePoint no longer being part of Equifax's consolidated group, as discussed above. If the provision for income taxes prior to the Spinoff had been calculated for ChoicePoint as a separate taxable entity for federal and state income tax purposes, the Company estimates that its overall effective tax rate would have been 44.5% in 1997 and 40.8% in 1996.


                       Financial Conditions and Liquidity

         Cash provided by operations increased from $55.4 million in 1997 to $70.8 million in 1998. This increase was primarily attributable to the increase in net income, as adjusted for depreciation and amortization, and decreased marketable securities. During 1998, ChoicePoint used $168.1 million for investing activities, including $138.6 million for acquisitions, $16.9 million for other assets, of which $8.4 million related to software developed for internal use with the remainder related primarily to purchased data files, software and software developed for external use. In addition, $13.6 million was used for additions to property and equipment, primarily system upgrades. In 1997, ChoicePoint used $25.4 million for investing activities, including $20.0 million for additions to property and equipment and $10.8 million for acquisitions. Net cash provided by financing activities was $89.3 million in 1998, as the proceeds from a credit facility were used to pay for acquisitions and purchase stock held by employee benefit trusts. In 1997, net cash used by financing activities was $5.1 million, as proceeds from a credit facility were used to pay Spinoff related costs.

         The Company's short-term and long-term liquidity depends primarily upon its level of net income, accounts receivable, accounts payable, accrued expenses and long-term debt. In August 1997, ChoicePoint entered into a $250 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300 million, subject to approval of the lenders, and bears interest at variable rates. Borrowings under the Credit Facility increased from $95.0 million at December 31, 1997 to $189.0 at December 31, 1998 due primarily to the acquisitions made in 1998. The commitment termination date and final maturity of the Credit Facility will occur in August 2002. ChoicePoint may use additional borrowings under the Credit Facility to finance acquisitions and for general corporate cash requirements. For a more complete description of the terms of the Credit Facility, see Note 6 to the consolidated financial statements. The Company also utilized lines of credit ("Lines of Credit") with two banks during 1998. As of December 31, 1998, $5.1 million was outstanding on these Lines of Credit. In addition, as of December 31, 1998, approximately $22.7 million of short-term

                                   ChoicePoint


notes payable for acquisitions were outstanding. In January 1999, these short-term notes payable were paid and an additional $30.0 million was borrowed under the Credit Facility.

         Earnings before interest, taxes, depreciation and amortization ("EBITDA") increased $13.5 million, or 15.4%, from $87.8 million in 1997 to $101.2 million in 1998. EBITDA is presented not as a substitute for income from operations, net income or cash flows from operating activities. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because such data are used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt.

         Interest expense was $7.7 million in 1998 and $6.6 million in 1997. Prior to the Spinoff, ChoicePoint was charged corporate interest expense from Equifax based on the relationship of its net assets to total Equifax net assets, excluding corporate debt. After the Spinoff, interest expense also includes interest on the revolving Credit Facility and Lines of Credit discussed above. ChoicePoint has entered into six interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term obligation. See Note 6 to the consolidated financial statements.

         The Company anticipates capital expenditures will be approximately $10.0 million in 1999, which will be used primarily for system upgrades. In addition, the Company anticipates additions to other assets, for capitalized software development, purchased data files and software to be approximately $9.0 million in 1999.

         No cash dividends have been paid. The Company does not anticipate paying any cash dividends on its common stock in the near future.


                                    Year 2000

         The term "Year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 approaches. The Year 2000 issue exists because many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. In order to distinguish 21st century dates from 20th century dates, these date code fields must be able to interpret four digit entries.

The Company's State of Readiness

         ChoicePoint has established a central Year 2000 department to coordinate and report, on a continuing basis, with regard to the assessment, remediation planning, implementation, and contingency planning processes directed toward addressing the Company's Year 2000 issues.

         ChoicePoint is engaged in a continuous process of assessing the impact of the Year 2000 issue on its reporting system and operations. As part of that process, certain computer systems and software programs used, and in some cases developed, by ChoicePoint have been or will need to be upgraded in order to address Year 2000 requirements. The Company has assessed its noninformation technology systems, which includes systems that contain embedded technology. However, the Company has determined that these systems present less of a risk to the Company's operations.

         ChoicePoint is also continuing to supply and receive data and inquiries from its vendors and customers. Current remediation efforts are in place to accept and transmit data in both 2-digit and 4-digit formats within applicable ChoicePoint applications.

         ChoicePoint uses the Gartner Group's April 1997 COMpliance Progress And REadiness (COMPARE) Scale to measure its progress in addressing the Year 2000 issue. The COMPARE scale has five levels:

         Level One - Preliminary Activity (problem not determined and risk is high)

         Level Two - Problem Determination (IT and non-IT inventories completed, risk levels understood)

         Level Three - Plan Complete/Resources Committed (estimated costs have been determined, required resources have been committed, initial project plans complete)

         Level Four - Operational Sustainability (systems and key partners are compliant and certified)

         Level Five - Fully Compliant (all systems are compliant and the Year 2000 threat has been completely neutralized throughout the business process chain)

         At a minimum, all material ChoicePoint applications have achieved level three and several areas have reached level four.

The Costs to Address the Company's Year 2000 Issues

         During 1998 and 1997, the Company incurred approximately $6.2 million and $1.3 million, respectively, to modify existing computer systems and applications to address the Year 2000 issue. The Company estimates 1999 expenditures of approximately $7.0 to $8.0 million. The Company has funded and expects to continue to fund, the costs of Year 2000 assessment and remediation from available cash flows.

The Risks of the Company's Year 2000 Issues

         ChoicePoint is continuously identifying Year 2000 risks and developing contingency plans to address these risks as they are identified. If the Company's remediation plan is not successful, there would be a significant disruption of the Company's ability to transact business with its major customers and suppliers and it could have a material adverse effect on the Company's financial position and results of operations. The Company has not begun the systems integration testing phase of its Year 2000 initiative; however, a separate test environment has been established for complete integration testing. Until system integration testing is substantially in process and the Company has begun receiving Year 2000 data from suppliers for all applications, the Company cannot completely determine the success of its remediation plan. However, ChoicePoint believes it is devoting the resources necessary to achieve a level of readiness that will meet its Year 2000 challenges in a timely manner. ChoicePoint believes its assessment, remediation planning, and plan implementation processes will be effective to achieve Year 2000 readiness.

The Company's Contingency Plans

         The Company is developing contingency plans as business risks are identified to help mitigate the risk of a disruption in operations resulting from a Year 2000-related event. The Company will continuously reassess Year 2000 risks and develop contingency plans for reasonably likely worst case scenarios.


                          New Accounting Pronouncement


         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of the transactions that receive hedge accounting.

         SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the statement as of the beginning of any fiscal quarter after issuance.

         The Company has not yet quantified the impact of adopting SFAS No. 133 on it's financial statements and has not determined the timing of or method of it's adoption of the statement. The adoption of SFAS No. 133 is not expected to have a material impact on earnings or other comprehensive income. However, changes in the Company's derivative instruments and hedging activities could increase volatility in earnings and other comprehensive income.


                           Forward-Looking Statements


         This report may contain certain information that constitutes forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Those statements, to the extent they are not historical facts, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based upon management's assessments of various risks and uncertainties, as well as assumptions made in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of such risks and uncertainties, including those identified in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1998 and the other filings made by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to any forward-looking statement contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

                                  ChoicePoint


                        Consolidated Statements of Income


Year Ended December 31,                                            1998         1997         1996
-------------------------------------------------------------------------------------------------
(In thousands, except per share data)
Operating revenue                                              $406,475     $417,321     $366,481
Costs and expenses:
   Cost of services                                             268,108      280,765      252,118
   Selling, general and administrative                           73,201       84,270       66,752
   Unusual items                                                  3,758        6,209           --
-------------------------------------------------------------------------------------------------
      Total costs and expenses                                  345,067      371,244      318,870
-------------------------------------------------------------------------------------------------

Operating income                                                 61,408       46,077       47,611
Gain on sale of businesses, net                                   8,807       14,038           --
Interest expense                                                  7,748        6,649        6,597
-------------------------------------------------------------------------------------------------

Income before income taxes                                       62,467       53,466       41,014
Provision for income taxes                                       27,048       24,522       17,734
-------------------------------------------------------------------------------------------------
Net income                                                     $ 35,419     $ 28,944     $ 23,280
=================================================================================================

Earnings per share - basic (Note 3)                            $   2.44     $     --     $     --
=================================================================================================
   Weighted average shares - basic                               14,542           --           --
=================================================================================================

Earnings per share - diluted (Note 3)                          $   2.36     $     --     $     --
=================================================================================================
   Weighted average shares - diluted                             15,006           --           --
=================================================================================================

The accompanying notes are an integral part of these consolidated statements.

                                  ChoicePoint


                           Consolidated Balance Sheets


December 31,                                                                     1998             1997
------------------------------------------------------------------------------------------------------
(In thousands, except par values)
Assets
Current assets:
   Cash and cash equivalents                                                $  18,883        $  26,858
   Marketable securities                                                           --            9,000
   Accounts receivable, net of allowance for doubtful accounts
      of $3,286 in 1998 and $1,847 in 1997                                    103,191           90,266
   Deferred income tax assets                                                   8,372           10,503
   Other current assets                                                        13,160            9,492
------------------------------------------------------------------------------------------------------
      Total current assets                                                    143,606          146,119

Property and equipment, net                                                    55,279           42,985
Goodwill, net                                                                 253,140          127,731
Deferred income tax assets                                                     19,010           15,406
Other                                                                          63,164           27,730
------------------------------------------------------------------------------------------------------

      Total Assets                                                          $ 534,199        $ 359,971
======================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
   Short-term debt and current maturities of long-term debt                 $   5,623        $     593
   Notes payable for acquisitions                                              22,701               --
   Accounts payable                                                            24,645           17,371
   Accrued salaries and bonuses                                                17,537           15,664
   Other current liabilities                                                   54,454           43,610
------------------------------------------------------------------------------------------------------
      Total current liabilities                                               124,960           77,238

Long-term debt, less current maturities                                       191,697           95,457
Postretirement benefit obligations                                             53,251           53,834
Other long-term liabilities                                                     4,719            5,697
------------------------------------------------------------------------------------------------------
      Total liabilities                                                       374,627          232,226

Commitments and Contingencies (Note 10)
Shareholders' equity:
   Preferred stock, $.01 par value; 10,000 shares authorized, no
      shares issued or outstanding                                                 --               --
   Common stock, $.10 par value; shares authorized - 100,000;
      issued and outstanding - 14,660 in 1998 and 14,641 in 1997                1,466            1,464
   Paid-in capital                                                            119,037          112,655
   Retained earnings                                                           49,163           13,744
   Cumulative translation adjustments                                            (176)            (118)
   Stock held by employee benefit trusts, at cost, 203 shares in 1998          (9,918)              --
------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                              159,572          127,745
------------------------------------------------------------------------------------------------------

   Total Liabilities and Shareholders' Equity                               $ 534,199        $ 359,971
======================================================================================================


The accompanying notes are an integral part of these consolidated balance sheets.

                                  ChoicePoint


                           Consolidated Statements of
                              Shareholders' Equity


                                           Equifax                                        Cumulative   Stock Held
                            Comprehensive   Equity    Common       Paid-in      Retained  Translation  by Benefit
                                Income    Investment   Stock       Capital      Earnings  Adjustments    Trusts    Total
--------------------------------------------------------------------------------------------------------------------------
(In thousands)
Balance, December 31, 1995               $ 104,684    $   --       $   --        $   --     $ (43)      $   --    $104,641
  Net income                   $23,280      23,280        --           --            --        --           --      23,280
  Net transactions
    with Equifax                    --      68,450        --           --            --        --           --      68,450
  Translation adjustments          (44)         --        --           --            --       (44)          --         (44)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income            23,236          --        --           --            --        --           --          --
Balance December 31, 1996                  196,414        --           --            --       (87)          --     196,327

  Net income
    (from January 1, 1997
    through July 31, 1997)      15,200      15,200        --           --            --        --           --      15,200
  Intercompany transactions
    with Equifax                   --        1,609        --           --            --        --           --       1,609
  Repayment of Equifax
    intercompany debt              --      (72,602)       --           --            --        --           --     (72,602)
  Debt assumed from Equifax        --      (29,000)       --           --            --        --           --     (29,000)
  Distribution of common
    stock                          --     (111,621)    1,457      110,164            --        --           --          --
  Restricted stock plans, net      --           --         6        1,642            --        --           --       1,648
  Stock options exercised          --           --         1          266            --        --           --         267
  Other                            --           --        --          583            --        --           --         583
  Net income
    (from August 1, 1997
    to December 31, 1997)      13,744           --        --           --        13,744        --           --      13,744
  Translation adjustments         (31)          --        --           --            --       (31)          --         (31)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income           28,913           --        --           --            --        --           --          --
Balance December 31, 1997                       --     1,464      112,655        13,744      (118)          --     127,745

 Net income                    35,419           --        --           --        35,419        --           --      35,419
 Restricted stock plans, net       --           --        (2)       2,550            --        --           --       2,548
 Stock options exercised           --           --         4          601            --        --           --         605
 Cost of shares repurchased        --           --        --           --            --        --       (9,918)     (9,918)
 Other                             --           --        --        3,231            --        --           --       3,231
 Translation adjustments          (58)          --        --           --            --       (58)          --         (58)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income          $35,361           --        --           --            --        --           --          --
Balance, December 31, 1998               $      --    $1,466     $119,037       $49,163     $(176)     $(9,918)   $159,572
==========================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

                                  ChoicePoint


                             Consolidated Statements
                                  of Cash Flows


Year Ended December 31,                                              1998             1997            1996
----------------------------------------------------------------------------------------------------------
(In thousands)
Cash flows from operating activities:
   Net income                                                   $  35,419        $  28,944        $ 23,280
   Adjustments to reconcile net income to net cash
      provided by operating activities:
    Depreciation and amortization                                  31,032           27,638          18,654
    Provision for unusual items                                     3,758            6,209              --
    Gain on sale of businesses, net                                (8,807)         (14,038)             --
    Compensation recognized under employee stock plans              3,059            1,892              --
    Changes in assets and liabilities,
      excluding effects of acquisitions and divestitures:
       Marketable securities and other current assets              10,864           (1,213)         (1,582)
       Accounts receivable, net                                     1,297          (11,483)         (7,362)
       Deferred income taxes                                       (1,473)          (6,883)          2,052
       Current liabilities, excluding debt                         (5,003)          24,850             (60)
       Other long-term liabilities, excluding debt                    683             (496)          1,797

   Net cash provided by operating activities                       70,829           55,420          36,779

Cash flows from investing activities:
  Acquisitions, net of cash acquired                             (138,630)         (10,778)        (69,654)
  Cash proceeds from sale of businesses                             1,000           11,707              --
  Additions to property and equipment                             (13,625)         (19,997)        (18,098)
  Additions to other assets, net                                  (16,878)          (6,351)         (4,034)

  Net cash used by investing activities                          (168,133)         (25,419)        (91,786)

Cash flows from financing activities:
   Proceeds from long-term debt                                   115,042          112,000              --
   Payments on long-term debt                                     (21,551)         (17,928)           (315)
   Net short-term borrowings                                        5,104               --              --
   Payment of debt assumed in acquisition                              --               --         (11,778)
   Payment of debt assumed from Equifax                                --          (29,000)             --
   Payment of Equifax intercompany debt                                --          (72,602)             --
   Net transactions with Equifax                                       --            1,609          68,159
   Purchases of stock held by employee benefit trusts              (9,918)              --              --
   Proceeds from exercise of stock options                            605              267              --
   Other                                                               --              583              --

  Net cash provided (used) by financing activities                 89,282           (5,071)         56,066

Effect of foreign currency exchange rates on cash                      47              202              22
Net (decrease) increase in cash                                    (7,975)          25,132           1,081
Cash and cash equivalents, beginning of year                       26,858            1,726             645
Cash and cash equivalents, end of year                          $  18,883        $  26,858        $  1,726
==========================================================================================================


The accompanying notes are an integral part of these consolidated statements.

                                  ChoicePoint


                             Notes to Consolidated
                              Financial Statements


                                     Note 1


                        SPINOFF AND BASIS OF PRESENTATION

         ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), was established through the combination of the businesses that comprised the Insurance Services Group of Equifax Inc. ("Equifax") within a separate company and the subsequent spinoff in 1997 (the "Spinoff") of the Company's outstanding stock by Equifax as a stock dividend to the shareholders of Equifax. In the Spinoff, each shareholder of Equifax received one share of the Company's common stock, par value $.10 per share (the "Common Stock"), for every ten shares of Equifax common stock owned. The effective time of the Spinoff was July 31, 1997, and the Common Stock began regular trading on the New York Stock Exchange on August 8, 1997. References to ChoicePoint or the Company mean ChoicePoint Inc., its subsidiaries and divisions after the Spinoff, and the Insurance Services Group of Equifax prior to the Spinoff.

         Prior to the Spinoff, the consolidated financial statements of ChoicePoint include substantially all of the assets, liabilities, revenues, and expenses of the business conducted through Equifax's Insurance Services Group. All material transactions between entities included in the consolidated financial statements have been eliminated. The consolidated financial statements have been prepared on the historical cost basis, and present the Company's financial position, results of operations and cash flows as derived from Equifax's historical financial statements where applicable.


                                     Note 2


                              NATURE OF OPERATIONS

         ChoicePoint is a leading provider of risk management and fraud prevention information and related technology solutions to the insurance industry. The Company also offers risk management and fraud prevention solutions to organizations in other industries. Since its formation, ChoicePoint has been organized into three service groups: Property and Casualty Insurance Services, Life and Health Insurances Services and Business and Government Services. The Company has offered the following products through these groups:

Property and Casualty Insurance Services

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


Business and Government Services

         Pre-employment background searches, drug screenings, public records searches, people locator services, Uniform Commercial Code searches and filings, and database marketing services.


                                     Note 3


                         SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Cost of Services Presentation

         Motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, is excluded from revenue and is recorded as a reduction to cost of services in the consolidated financial statements. Registry revenue was $309,771,000 in 1998, $257,989,000 in 1997 and $224,783,000 in 1996.

         Customer Development Corporation (Note 4) passes on material, shipping and postage charges to their customers. These charges are excluded from revenue and are recorded as a reduction to cost of services in the consolidated financial statements. Charges passed through to customers from the date of acquisition until December 31, 1998 were $6,419,000.

Marketable Securities

         Marketable securities at December 31,1997 consisted of 495,000 shares of common stock of Pediatric Services of America, Inc. ("PSA") which were received in connection with the sale of the Company's paramedical examination business. The common stock was purchased by PSA during 1998 (Note
4).

Property and Equipment

         Property and equipment at December 31, 1998 and 1997 consisted of the following:

==================================================
 December 31,                 1998            1997
--------------------------------------------------
(In thousands)
 Land, buildings,
  and improvements       $  21,561        $ 11,945
Data processing
  equipment and
  furniture                 96,963          80,711
--------------------------------------------------
                           118,524          92,656
Less: Accumulated
  depreciation             (63,245)        (49,671)
--------------------------------------------------
                         $  55,279        $ 42,985
--------------------------------------------------

==================================================

         The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to five years for data processing equipment and eight to 20 years for furniture. Depreciation expense was $14,498,000 in 1998, $12,403,000 in 1997, and
$9,302,000 in 1996.


Goodwill and Other Assets

         Except for a strategic investment accounted for under the cost method, the Company accounts for all acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase. Goodwill is amortized on a straight-line basis over 20 to 40 years. Amortization expense was $6,519,000 in 1998, $4,616,000 in 1997, and $2,873,000 in 1996. As of December 31, 1998 and 1997, accumulated amortization was $21,593,000 and $13,648,000, respectively.

         Other assets at December 31, 1998 and 1997 consisted of the following:

====================================================

 December 31,                     1998          1997
----------------------------------------------------
(In thousands)
Other acquisition
  intangibles, net             $21,304       $17,956
System development
  and other deferred
  costs, net                    20,811         9,774
Note receivable and
  warrants due to
  divestiture (Note 4)          17,426            --
Investment in subsidiary         3,623            --
                               $63,164       $27,730
----------------------------------------------------

====================================================

         Other acquisition intangibles include software, data files, technology, workforce and noncompete agreements and are being amortized on a straight-line basis over five to ten years. Amortization expense for other acquisition intangibles was $4,899,000 in 1998, $5,832,000 in 1997, and $3,127,000 in 1996.
As of December 31, 1998 and 1997, accumulated amortization was $17,899,000 and $14,452,000, respectively.

         System development and other deferred costs are being amortized on a straight-line basis primarily over three to five years. Amortization expense for system development and other deferred costs were $5,116,000 in 1998, $4,787,000 in 1997, and $3,352,000 in 1996. As of December 31, 1998 and 1997, accumulated amortization was $20,174,000 and $15,511,000, respectively.

         In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires companies to capitalize certain direct costs, including external, payroll and interest costs. The Company has historically capitalized significant costs of software developed or obtained for internal use. For the years ended December 31, 1998 and 1997, approximately $8,413,000 and $1,520,000, respectively, of costs of software developed for internal use was capitalized.

Impairment of Goodwill and Long-lived Assets

         The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill or other long-lived assets may warrant revision or may not be recoverable. When factors indicate that goodwill or other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill or other assets in measuring whether the goodwill or other assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value.

Foreign Currency Translation

         The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholders' equity. Foreign

                                  ChoicePoint


                             Notes to Consolidated
                              Financial Statements


currency transaction gains and losses, which are not material, are recorded in the consolidated statements of income.

Consolidated Statements of Cash Flows

         The Company considers cash equivalents to be short-term cash investments with original maturities of three months or less.

         Prior to the Spinoff, tax provisions were settled through the intercompany account and Equifax made income tax payments on behalf of the Company. The tax payments made subsequent to the Spinoff by ChoicePoint and the tax payments made prior to the Spinoff by Equifax on behalf of ChoicePoint (based on the income tax returns filed or to be filed) were approximately $24,953,000 in 1998, $21,979,000 in 1997, and $14,842,000 in 1996.


         Interest paid on long-term debt, excluding amounts charged by Equifax prior to the Spin-off, totaled $5,960,000 in 1998, $2,314,000 in 1997, and
$147,000 in 1996.

         In 1998, 1997 and 1996, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows:


==============================================================

 Year Ended December 31,      1998          1997          1996
--------------------------------------------------------------
(In thousands)
Fair value of
   assets acquired        $162,154       $10,986       $97,204
Cash paid
   for acquisitions        137,384        10,778        71,661
--------------------------------------------------------------
Liabilities assumed       $ 24,770       $   208       $25,543
--------------------------------------------------------------

==============================================================


         Included in the liabilities assumed above are $22,701,000 of short-term notes payable for acquisitions which were paid in January 1999.

Financial Instruments

         The Company's financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments, or in the case of debt, because it bears interest at current market rates. In addition, the Company received a note receivable and warrants in conjunction with a 1998 divestiture which is discussed in detail in Note 4.

         Off balance sheet derivative financial instruments at December 31, 1998 and 1997 consist of interest rate swap agreements (Note 6) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligation. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The Company does not enter into financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by each bank based upon its internal valuation models, were $(2,346,000) at December
31, 1998.

Earnings Per Share

         Historical earnings per share for 1997 and 1996 are not presented since the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax or one of its affiliates and were recapitalized as part of the Spinoff. See Note 12 for pro forma earnings per share for 1997. Earnings per share - diluted includes the dilutive effect of stock options.

Reclassifications

         Certain prior-year amounts have been reclassified to conform with the current- year presentation.

New Pronouncements

         The Company adopted the following new pronouncements in 1998:

         Comprehensive Income - In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company has chosen to disclose comprehensive income, which consists of net income and foreign currency translation adjustments, in the Consolidated Statements of Shareholders' Equity. Prior years have been restated to conform to the SFAS No. 130 requirements.

         Segment Information - In 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." See Note 14 for disclosure.

         Pensions and Other Postretirement Plans - In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and

Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pensions and other postretirement plans (Note 9) but does not change the measurement or recognition of these plans.


                                     Note 4


                          ACQUISITIONS AND DIVESTITURES

Acquisitions

         During 1998, 1997 and 1996, the Company acquired or made equity investments in the following businesses:

===================================================

                                 Date    Percentage
 Business                      Acquired   Ownership
---------------------------------------------------
 DATEQ Information
   Network, Inc.               Dec. 1998    100.0%
 EquiSearch Services, Inc.     Nov. 1998    100.0
 Tyler-McLennon, Inc.          Nov. 1998    100.0
 Customer Development
   Corporation                 Oct. 1998    100.0
 Informus Corporation          Oct. 1998    100.0
 Intertech Information
   Management Inc.            Sept. 1998     10.6
 Application Profiles, Inc.    June 1998    100.0
 Attest National Drug
   Testing, Inc.              April 1998    100.0
 CDB Infotek
    (additional purchase)      Mar. 1998     27.4
 Drug Free, Inc.               Nov. 1997    100.0
 Medical Information
   Network, LLC                Oct. 1997    100.0
 CDB Infotek
    (additional purchase)     Sept. 1997      2.6
 Advanced HR Solutions, Inc.   June 1997    100.0
 CDB Infotek                   Aug. 1996     70.0
 Professional Test
   Administrators, Inc.       April 1996    100.0

=================================================


         With the exception of Intertech, which was accounted for under the cost method, the 1998 acquisitions were accounted for as purchases. The 1998 acquisitions had an aggregate purchase price of $162,154,000, with $133,312,000 allocated to goodwill, and $10,081,000 to other intangible assets (primarily technology, workforce, software and noncompete agreements). Goodwill from the 1998 acquisitions is amortized on a straight-line basis over 25 to 30 years and other intangible assets over five to ten years.


         The following unaudited pro forma information has been prepared as if the acquisitions had occurred on January 1, 1997. The information is based on historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results which may occur in the future. The pro forma information includes the expense for amortization of goodwill and other intangible assets and interest expense resulting from these transactions. The pro forma information also includes $14.6 million ($8.6 million after tax) of one-time expenses recorded in 1998 by Customer Development Corporation for Equity Participation Plans which were paid as a result of the sale. The expense was recorded prior to the acquisition and is not included in ChoicePoint's historical financial statements.

=========================================================

Year Ended December 31,                   1998      1997
---------------------------------------------------------
(In thousands, except per share data)
Revenue                               $455,437  $476,784
Net income                              24,198    24,359
Earnings per share - basic                1.66      1.67
Earnings per share - diluted              1.61      1.64

========================================================


         The 1997 acquisitions were accounted for as purchases and had an aggregate purchase price of $10,778,000, with $9,982,000 allocated to goodwill, and $50,000 to other intangible assets (noncompete agreement).

         The 1996 acquisitions were accounted for as purchases and had an aggregate purchase price of $71,661,000, with $59,457,000 allocated to goodwill, and $20,932,000 to other intangible assets (primarily data files and software).

         Results of operations have been included in the consolidated statements of income from the dates of acquisition for all acquisitions accounted for under the purchase method.

Divestitures

         In December 1998, the Company sold its life and health insurance field underwriting services and insurance claim investigation services (collectively the "field businesses") to PMSI Services, Inc. ("PMSI"). The field businesses were sold for approximately $23,000,000 in a combination of cash - $1,000,000, a note receivable - $10,000,000 and warrants - $12,000,000. In addition, the Company retained certain net assets, primarily accounts receivable. The note receivable is due and payable on September 1, 2004 and bears interest at 8.5% through June 30, 1999 and 13.5% thereafter. The warrants are convertible into PMSI stock. PMSI or its parent may purchase the warrants at any time for $12.0 million; however, repurchase is required at the maturity date of the

                                  ChoicePoint

                             Notes to Consolidated
                              Financial Statements

notes or whenever a capital event (as defined in the agreement) takes place by PMSI or its parent company, Examination Management Services, Inc. In recording the divestiture, ChoicePoint discounted the warrants by 8.5% over the term of the note receivable. The note receivable and the warrants, less the discount of $4,574,000, are recorded in other long-term assets at December 31, 1998. The discount will be amortized over the term of the notes receivable and any unamortized discount will be recognized as additional gain to the extent cash is received prior to the stated maturity.

         In December 1998, the Company recognized a pretax gain of $8,807,000 on the sale of the field businesses and on the planned sale of its payroll verification business. The pretax gain was net of transaction-related costs, including lease termination and personnel-related costs of $5,925,000 that were accrued at the time of the divestiture. ChoicePoint is also obligated to provide transitional services to PMSI for a period of time in 1999. The amount related to the planned sale of its payroll verification business that was netted against the gain was $2,315,000.

         In November 1998, the Company entered into a strategic partnership with Experian Limited (U.K.) leading to the sale of ChoicePoint, Ltd., the Company's United Kingdom-based insurance services division in December 1999.

         In December 1997, the Company sold its paramedical examinations business to PSA. The business unit was sold for approximately $21,707,000 in a combination of cash - $11,707,000, and PSA stock - $10,000,000. In addition, the Company retained certain net assets, primarily accounts receivable. In December 1997, the Company transferred approximately $1,000,000 of the PSA common stock to ChoicePoint's newly established charitable foundation. During the third quarter of 1998, PSA repurchased the PSA stock from ChoicePoint at the original stock price under an agreement protecting ChoicePoint from a decrease in PSA's stock price.


                                     Note 5


                            TRANSACTIONS WITH EQUIFAX

         Prior to the Spinoff, under Equifax's centralized cash management system, short-term advances from Equifax and excess cash sent to Equifax were reflected as intercompany debt and were included in Equifax's equity investment account through July 31, 1997 (Note 8). As a result of the Spinoff, the net intercompany debt at July 31, 1997, totaling $72,602,000, was repaid in the third quarter of 1997. ChoicePoint was charged corporate costs through July 31, 1997. The amount of corporate costs included in the accompanying consolidated statements of income were $0 in 1998, $5,952,000 in 1997, and $11,260,000 in
1996. These allocations were based on an estimate of the proportion of corporate expenses related to ChoicePoint, utilizing such factors as revenues, number of employees, number of transactions processed and other applicable factors. In the opinion of management, the corporate charges have been made on a reasonable basis and approximate all the incremental costs ChoicePoint would have incurred had it been operating on a stand-alone basis. These amounts have been included in selling, general, and administrative expenses. ChoicePoint was also charged corporate interest expense through July 31, 1997 based on the relationship of its net assets to total Equifax net assets, excluding corporate debt, in amounts of $0 in 1998, $3,612,000 in 1997, and $6,215,000 in 1996. These amounts are included in interest expense. In addition to the above, in 1998 and 1997 ChoicePoint paid approximately $5,319,000 and $5,500,000, respectively, to Equifax for credit reports and transitional services. In 1996, ChoicePoint paid approximately $2,475,000 to Equifax for credit reports.


                                     Note 6


                                      DEBT

Long-term debt at December 31, 1998 and 1997 was as following:

=======================================================

 December 31,                      1998            1997
-------------------------------------------------------
(In thousands)
Credit facility               $ 189,000        $ 95,000
Other long-term debt              2,600              --
Capital leases                      617           1,050
-------------------------------------------------------
                                192,217          96,050
Less current maturities            (520)           (593)
-------------------------------------------------------
                              $ 191,697        $ 95,457
-------------------------------------------------------

=======================================================

         In August 1997, ChoicePoint entered into a $250 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300 million, subject to approval of the lenders. The commitment termination date and final maturity of the Credit Facility will occur in August 2002.

         Revolving loans under the Credit Facility bear interest at the following rates as applicable and selected by the Company from time to time: (1) the lender's Base Rate, (2) LIBOR plus the applicable margin, (3) the lender's Cost of Funds plus the applicable margin, and (4) the Competitive Bid Rate offered by the syndicate lenders at their discretion. The applicable margins range from .16% to .45% per annum based on ChoicePoint's leverage ratio. The average interest rate based on the terms of the Credit Facility at December 31, 1998 and 1997 was 5.44% and 6.12%, respectively.

         The Credit Facility contains covenants customary for facilities of this type. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum leverage and (ii) minimum fixed charge coverage.

         ChoicePoint has entered into six interest rate swap agreements (the "swap agreements") to reduce the impact of changes in interest rates on its floating rate long-term obligation. The agreements have a combined notional amount of $175 million and $85 million at December 31, 1998 and 1997, respectively, and mature at various dates from 2000 to 2007. These agreements involve the exchange of variable rate for fixed rate payments and effectively change the Company's interest rate exposure to a weighted average fixed rate of 5.43% plus a credit spread. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

         Scheduled maturities of long-term debt subsequent to December 31, 1998 are as follows: $520,000 in 1999, $270,000 in 2000, $159,000 in 2001,
$189,168,000 in 2002, and $2,100,000 thereafter.

         Short-term borrowings at December 31, 1998 includes $5,103,000 from a line of credit with a bank. The weighted average interest rate on short-term borrowings was 6.0% at December 31, 1998. There were no short-term borrowings during 1997.

                                     Note 7

                                  INCOME TAXES

         Prior to the Spinoff, the Company was included in the consolidated federal income tax return of Equifax. ChoicePoint's provision for income taxes in the accompanying consolidated statements of income reflects federal and state income taxes calculated on ChoicePoint's separate income, but recognizes the impact of unitary tax regulations of certain states on ChoicePoint as a member of the Equifax consolidated group through July 31, 1997, the effective date of the Spinoff.

         The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

Year Ended December 31,        1998           1997           1996
-------------------------------------------------------------------
(In thousands)

Current:
   Federal                   $ 22,604       $ 18,997       $ 12,538
   State                        4,392          5,463          4,048
   Foreign                      1,743          1,277            444
-------------------------------------------------------------------
                               28,739         25,737         17,030
-------------------------------------------------------------------

Deferred:
   Federal                     (1,731)          (722)           878
   State                          326           (419)          (169)
   Foreign                       (286)           (74)            (5)
-------------------------------------------------------------------
                               (1,691)        (1,215)           704
-------------------------------------------------------------------
   Total                     $ 27,048       $ 24,522       $ 17,734
===================================================================



                                  ChoicePoint

                             Notes to Consolidated
                              Financial Statements

         The provision for income taxes is based upon income before income taxes as follows:

Year Ended December 31,          1998         1997         1996
----------------------------------------------------------------
(In thousands)
United States                  $58,043      $49,917      $38,373
Foreign                          4,424        3,549        2,641
----------------------------------------------------------------
                               $62,467      $53,466      $41,014
================================================================

         The provision for income taxes is reconciled with the federal statutory rate as follows:


Year Ended December 31,          1998        1997          1996
---------------------------------------------------------------
Federal statutory rate           35.0%       35.0%         35.0%
State and local taxes,
  net of federal tax
  benefit                         4.9         6.1           6.2
Tax effect resulting
  from foreign activities         (.2)        (.1)         (1.8)
Goodwill amortization             2.4         2.7           2.1
Other                             1.2         2.2           1.7
---------------------------------------------------------------
Overall effective rate           43.3%       45.9%         43.2%
===============================================================


         Components of the Company's deferred income tax assets and liabilities at December 31, 1998 and 1997 are as follows:

December 31,                       1998         1997
-----------------------------------------------------
(In thousands)
Deferred income tax assets:
  Postretirement benefits        $22,086      $22,342
  Reserves and
    accrued expenses               8,372       10,255
  Employee compensation
    programs                       3,279        3,857
  Other                            3,080        2,133
-----------------------------------------------------
                                  36,817       38,587
-----------------------------------------------------

Deferred income tax liabilities:
  Purchased software,
    data files, technology,
    and other assets              (3,391)      (5,069)
  Depreciation                    (1,494)      (1,652)
  Deferred expenses               (3,358)      (4,896)
  Other                           (1,192)      (1,061)
-----------------------------------------------------
                                  (9,435)     (12,678)
-----------------------------------------------------
    Net deferred income
      tax assets                 $27,382      $25,909
=====================================================

                                     Note 8

                              SHAREHOLDERS' EQUITY

Equifax Equity Investment

         Prior to July 31, 1997, Equifax's equity investment included the original investment in ChoicePoint, accumulated income of ChoicePoint, and the net intercompany payable due to Equifax reflecting transactions described in
Note 5. The July 31, 1997 net intercompany debt balance of $72,602,000 was repaid to Equifax in the third quarter of 1997. The $72,602,000 included actual intercompany debt of $85,602,000 reduced by $13,000,000 for an employee benefit obligation assumed by ChoicePoint (Note 9).

Stock Options

         Equifax had certain Stock Option Plans (the "Plans") under which incentive stock options and nonqualified stock options were granted to officers, key employees and directors of Equifax. In connection with the separation of ChoicePoint from Equifax, stock options under the Plans that were not exercised prior to the date of the Spinoff were adjusted. Upon the Spinoff and except as set forth below, ChoicePoint employees retained the vested Equifax stock options granted under the various Equifax equity-based compensation plans. All unvested stock options granted under the Equifax plans were canceled and replacement options were granted under the ChoicePoint equity-based plan. Certain senior officers of ChoicePoint were permitted to choose either to retain vested Equifax stock options or receive replacement options under the ChoicePoint plan. All Equifax options that were replaced with ChoicePoint options were at amounts and at exercise prices that preserved the economic benefit of the Equifax stock options at the Spinoff date. As a result, options for 713,152 of ChoicePoint shares were issued to replace Equifax options. The options have exercise prices ranging from $8.21 per share to $28.45 per share.

         Prior to the Spinoff, The 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was approved for ChoicePoint. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares and performance units for an aggregate of four million shares of ChoicePoint Common Stock. The Omnibus

Plan requires options to be granted at fair market value except the options granted as replacement options under the prior Equifax equity-based plans. In 1997, options for 761,902 shares were granted at fair market value under the Omnibus Plan with an option price of $38.75. During 1998, options for 625,750 shares were granted at fair market value under the Omnibus Plan of which 81,500 options were performance-based options.

         A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows:

                                            December 31, 1998                  December 31, 1997
----------------------------------------------------------------------------------------------------
                                          Shares       Avg. Price            Shares       Avg. Price
Balance, beginning of year              1,458,415        $28.45                   --            --
  Granted:
    Replacement options                        --            --              713,152        $17.10
    New options (at market price)         625,750        $44.05              761,902        $38.75
  Canceled                               (199,406)       $37.02               (5,835)       $13.80
  Exercised                               (36,673)       $20.51              (10,804)       $14.16
----------------------------------------------------------------------------------------------------
Balance, end of year                    1,848,086        $33.28            1,458,415        $28.45
----------------------------------------------------------------------------------------------------
Exercisable at end of year                609,695        $22.71              326,384        $16.98
====================================================================================================

         The following table summarizes information about stock options outstanding at December 31, 1998:

                                          Options Outstanding                              Options Exercisable
--------------------------------------------------------------------------------------------------------------
                                             Weighted Avg.         Weighted                       Weighted
                                               Remaining            Average                       Average
                                              Contractual          Exercise                       Exercise
Range of Exercise Prices         Shares      Life In Years           Price        Shares           Price
--------------------------------------------------------------------------------------------------------------
$08.21 - $22.60                  481,670          5.66              $14.91        336,796          $13.68
$24.48 - $28.25                  133,516          7.08              $26.36        111,262          $26.74
$38.75 - $38.75                  662,300          8.76              $38.75        161,637          $38.75
$43.75 - $48.38                  570,600          9.11              $44.06             --              --
                               1,848,086          7.94              $33.28        609,695          $22.71
==============================================================================================================

         Equifax also had a deferred bonus plan in the form of restricted stock for certain key officers. As of the Spinoff, the ChoicePoint officers were granted ChoicePoint restricted stock which preserved the economic benefit of the Equifax plans. Approximately 151,000 shares of restricted stock were granted, of which 90,000 shares are performance based. In addition, during 1998 and 1997, approximately 549 and 59,000 restricted shares, respectively, were granted at market price under the Omnibus Plan. The 1997 restricted shares vest in four years based on continuous employment. The compensation cost charged against income for restricted stock was $3,059,000 in 1998 and $1,892,000 in 1997.

Pro Forma Information

         During 1997 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table:

                                  ChoicePoint

                             Notes to Consolidated
                              Financial Statements

Year Ended December 31,                       1998                            1997                           1996
--------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)
                                                      SFAS 123                        SFAS 123                    SFAS 123
                                     Reported        Pro forma       Reported        Pro forma       Reported    Pro forma
--------------------------------------------------------------------------------------------------------------------------
Net income                          $   35,419      $   30,901      $   28,944      $   27,832      $  23,280      $22,547
Pro forma net income (Note 12)              --              --          28,520          27,408             --           --
Earnings per share - basic                2.44            2.12              --              --             --           --
Earnings per share - diluted              2.36            2.06              --              --             --           --
Pro forma earnings per share -
  basic                                     --              --            1.95            1.88             --           --
Pro forma earnings per share -
  diluted                                   --              --            1.92            1.84             --           --

         The weighted average grant date fair value per share of options granted in 1998 and 1997 was $16.96 and $13.49, respectively.

         The fair value of each option granted in 1998 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield, 0%; expected volatility, 32%; risk-free interest rate, 5.6%; and expected life in years, 5.3.

         Pro forma income for 1996 noted above is based on the fair value of Equifax options held by ChoicePoint employees.

Shareholder Rights Plan

         On October 29, 1997, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the ChoicePoint Board of Directors to represent shareholders' interests fully. Pursuant to the Rights Plan, the ChoicePoint Board of Directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's Common Stock as of November 14, 1997. The Rights will be represented by, and trade together with, the Company's Common Stock. The Rights will not be immediately exercisable and will not become exercisable unless certain triggering events occur. Among the triggering events will be the acquisition of 20% or more of the Company's Common Stock by a person or group of affiliated or associated persons. Unless previously redeemed by the ChoicePoint Board of Directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint Board of Directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiation with the Board of Directors.

Grantor Trusts

         ChoicePoint has established two grantor trusts totaling $10.0 million plus accumulated interest earnings. The funds in the grantor trusts are used to purchase ChoicePoint common stock in the open market as previously approved by the Board of Directors for distribution under its various compensation and benefit plans. During 1998, funds from the grantor trusts totaling $9,918,000 were used to purchase 202,600 shares of ChoicePoint common stock, which are reflected as stock held by employee benefit trusts, at cost, in the December 31, 1998 balance sheet. Approximately $558,000 of cash remains in the grantor trusts at December 31, 1998 and is included in cash and cash equivalents in the accompanying consolidated balance sheets. At December 31, 1997, the grantor trusts contained $10,000,000 of cash which was included in cash and cash equivalents in the accompanying consolidated balance sheets.

                                     Note 9

                                EMPLOYEE BENEFITS

Equifax Plans

         Historically, the Company had participated in the Equifax United States Retirement Income Plan, a non-contributory defined benefit qualified retirement plan and in Equifax's retirement savings plan, a plan that provided for annual contributions at the discretion of the Board of Directors. Total expense allocated to ChoicePoint for these plans through the Spinoff and included in the Company's financial results was $0 in 1998, $1,448,000 in 1997 and $4,942,000 in 1996. ChoicePoint has not adopted a defined benefit plan for its employees; however, it adopted a profit sharing plan, as described below, prior to the Spinoff.

401(k) Profit Sharing Plan

         ChoicePoint has adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint intends to make minimum matching contributions in the form of ChoicePoint Common Stock equal to 25% of employee contributions up to the first 6% of an employee's contributions. The match made on eligible employee contributions for 1998 and 1997 was 55% in each year. Employee contributions will be invested in one of the available investment funds, including a ChoicePoint stock fund. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. The expense for the 401(k) profit sharing plan was $3,050,000 in 1998 and $1,905,000 in 1997.

         As a result of the Spinoff, ChoicePoint assumed an obligation to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. In exchange for this obligation, Equifax made a capital contribution to ChoicePoint in the amount of $13,000,000 and ChoicePoint's intercompany liability to Equifax was reduced accordingly. In 1998 and 1997, $1,950,000 and $0, respectively, was included in the Company's financial results and contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan.

Postretirement Benefits

         The Company provides certain health care and life insurance benefits for eligible retired employees. Health care benefits are provided through a trust, while life insurance benefits are provided through an insurance company. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee.

         The following table presents a reconciliation of the changes in the plan's benefit obligations and fair value of assets at December 31, 1998 and 1997:

December 31,                         1998           1997
----------------------------------------------------------
(In thousands)
Change in benefit obligation:
Obligation at
  beginning of year                $ 56,191       $ 55,893
Service cost                            807            454
Interest cost                         3,886          2,004
Actuarial gain                       (2,867)          (366)
Benefit payments                     (5,188)        (1,794)
----------------------------------------------------------
Obligation at end of year            52,829         56,191
----------------------------------------------------------

Change in plan assets:
Fair value of plan assets
  at beginning of year                    0              0
Employer contributions                5,188          1,794
Benefit payments                     (5,188)        (1,794)
----------------------------------------------------------
Fair value of plan assets
  at end of year                          0              0
----------------------------------------------------------

Funded status:
Funded status at end
  of year and net
  amount recognized                 (52,829)       (56,191)
Unrecognized prior
  service cost                      (12,958)        (6,150)
Unrecognized loss                     8,936          4,907
----------------------------------------------------------
Net amount recognized               (56,851)       (57,434)
Less current portion                 (3,600)        (3,600)
----------------------------------------------------------
Accrued benefit cost               $(53,251)      $(53,834)
==========================================================

         The current portion is included in other current liabilities in the accompanying consolidated balance sheets. The benefit obligation at beginning of year for 1997 noted above is as of July 1, 1997.

                                  ChoicePoint

                             Notes to Consolidated
                              Financial Statements

         Net periodic postretirement benefit expense includes the following components:

Year Ended December 31,       1998          1997          1996
---------------------------------------------------------------
(In thousands)
Service cost                $   807       $   907       $   823
Interest cost on
  accumulated
  benefit obligation          3,886         4,008         3,667
Amortization of prior
  service credit             (1,879)       (2,308)       (2,652)
Amortization of losses            0            28           118
---------------------------------------------------------------

Net periodic post-
  retirement benefit
  expense                   $ 2,814       $ 2,635       $ 1,956
===============================================================

         The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:

Year Ended December 31,        1998           1997          1996
-----------------------------------------------------------------
Discount rate used
   to determine
   accumulated
   postretirement
   benefit obligation
   at December 31               6.75%         7.25%         7.50%
Initial health care
   cost trend rate               9.5%         10.0%        10.50
Ultimate health care
   cost trend rate              6.00%         6.00%         6.00%
Year ultimate health
   care cost trend
   rate reached                 2005          2005          2005

         If the health care cost trend rate were increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 1998 would have increased 10.4%. The effect of such a change on the aggregate of service and interest cost for 1998 would have been an increase of 9.9%. If the health care cost trend rate were decreased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 1998 would have decreased 8.2%. The effect of such a change on the aggregate of service and interest cost for 1998 would have been a decrease of 7.6%.

         The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions, or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

                                     Note 10

                          COMMITMENTS AND CONTINGENCIES

Leases

         The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $12,757,000 in 1998, $14,769,000 in 1997, and $13,353,000 in 1996.

         Future minimum payment obligations for noncancelable operating leases exceeding one year are as follows as of December 31, 1998:

Year                  Amount
----------------------------
(In thousands)
1999                 $ 9,567
2000                   7,986
2001                   5,606
2002                   4,391
2003                   3,615
Thereafter             6,392
----------------------------
                     $37,557
============================

Lease Agreement

         The Company has entered into a $24.0 million operating lease agreement for an office facility in Alpharetta, Georgia. Under the agreement, the lessor purchased the property from a third party and leased the facility to the Company. The initial term of the lease is ten years at which time the Company has the following three options: to renew for an additional five years, to purchase at original cost, or to remarket the property.

Data Processing Services Agreement

         In April 1993, the Company began outsourcing a portion of its computer data processing operations and related functions to IBM Global Services("IBM"). In 1995 a new five-year outsourcing agreement was reached with IBM. Under the terms of the agreement, the Company will pay IBM an estimated $3.5 million a year over the five-year term of the agreement, although this amount could be more or less depending upon various factors such as the inflation rate, the introduction of significant new technologies or changes in the Company's data processing needs as a result of acquisitions or divestitures. Under certain circumstances (e.g., a change in control of the Company), the Company may cancel the IBM agreement; however, the agreement provides that the Company must pay a significant penalty in the event of such a cancellation.

Change in Control Provisions in Employment Agreements

         The Company has entered into employment agreements with certain executive officers which provide certain severance pay and benefits in the event of a "change in control" of ChoicePoint. Such events are consistent with these described in the Omnibus Plan. The severance payment is a derivative of annual compensation multiplied by a factor not to exceed three plus payments for other benefits. At December 31, 1998, the maximum contingent liability under the agreements or plans was approximately $26,164,000. In addition, the Company's restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested.

Litigation

         A limited number of lawsuits seeking damages are brought against the Company each year. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, liquidity or results of operations. The accrued liability for litigation at December 31, 1998 and 1997 was $2,779,000 and $4,002,000 respectively, and is included in other current liabilities in the accompanying consolidated balance sheets.

                                     Note 11

                                  UNUSUAL ITEMS

         Unusual items of $3,758,000 in 1998 include $2,042,000 for the write-down of a noncompete agreement and $1,716,000 for the write-down of certain software and database assets and severance expenses. Unusual items of $6,209,000 in 1997 include approximately $1,840,000 of charges related to Spinoff expenses and approximately $4,405,000 for write-downs of certain assets in the Company's labor intensive field business and its commercial P&C software company.

                                     Note 12

                      PRO FORMA CONSOLIDATED FINANCIAL DATA
                                   (UNAUDITED)

         The following unaudited pro forma consolidated net income and pro forma earnings per share present the consolidated results of operations of ChoicePoint assuming that the Spinoff had been completed as of the beginning of 1997. Historical earnings per share are not presented since the companies that comprise ChoicePoint were majority owned subsidiaries of Equifax or one of its affiliates, and were recapitalized as part of the Spinoff.

         The information presented below is not necessarily indicative of the results that could have been achieved by ChoicePoint as an independent company or of results which may occur in the future.

(In thousands, except per share data)             1997
------------------------------------------------------
Historical net income                          $28,944
Pro forma adjustments - net of taxes:
  Reversal of interest
  expense from Equifax (a)                       2,165
  Incremental interest expense (b)              (2,589)
Pro forma net income                           $28,520
------------------------------------------------------

Pro forma weighted average
  shares - basic (c)                            14,595
------------------------------------------------------
Pro forma earnings per share - basic           $  1.95
------------------------------------------------------

Pro forma weighted average
  shares - diluted (c)                          14,891
------------------------------------------------------
Pro forma earnings per share - diluted         $  1.92
======================================================

         Following are the pro forma adjustments to the accompanying pro forma consolidated net income:
a) To eliminate the $3.6 million ($2.2 million net of tax) corporate interest expense for the year ended December 31, 1997 charged to ChoicePoint. Equifax charged interest expense through the effective date of the Spinoff - July 31, 1997.
b) To record $4.3 million ($2.6 million net of tax) for the year ended December 31, 1997 of interest expense on borrowings to fund the repayment of net intercompany debt owed to Equifax, the repayment of $29.0 million of Equifax debt assumed by ChoicePoint, and interest on borrowings to fund $10.0 million for two ChoicePoint

                                  ChoicePoint

                             Notes to Consolidated
                              Financial Statements

         grantor trusts. The interest expense also includes interest for borrowings for the CDB Infotek acquisition. An interest rate of 6.5% is assumed on the borrowings.
c) Pro forma weighted average shares outstanding prior to the Spinoff is based on the number of ChoicePoint shares issued and outstanding, including restricted stock, on the date of the Spinoff (August 7, 1997).

         The pro forma weighted average shares - diluted also include the dilutive effect of stock options.

                                     Note 13

                     QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

         Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 1998 and 1997:

                                                First       Second          Third        Fourth
                                               Quarter      Quarter        Quarter      Quarter        Total
--------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)

Year Ended December 31, 1998
  Revenue                                     $ 94,550      $106,702      $101,887      $103,336      $406,475
  Operating income                              15,010        16,484        16,242        13,672        61,408
  Net income                                     7,578         8,312         8,188        11,341        35,419
  Earnings per share - diluted                     .50           .55           .55           .76          2.36

Year Ended December 31, 1997
  Revenue                                     $102,852      $108,623      $106,489      $ 99,357      $417,321
  Operating income                              12,198        15,559        15,810         2,510        46,077
  Net income                                     5,541         7,300         7,778         8,325        28,944
  Pro forma net income                           5,340         7,099         7,756         8,325        28,520
  Pro forma earnings per share - diluted           .36           .48           .52           .56          1.92

         Operating income decreased in the fourth quarter of 1998 due to $3,758,000 of charges for unusual items (Note 11). The gain on the sale of a business unit (Note 4), largely offset by the unusual items discussed above, positively impacted net income in the fourth quarter of 1998. The net effect of these two items on fourth quarter net income was $2,979,000 or $.20 per share.

         Operating income decreased in the fourth quarter of 1997 due to $6,209,000 of charges for unusual items (Note 11) and $4,852,000 of other charges. Included in the $4,852,000 of other charges were $1,892,000 of expense related to new restricted stock plans (Note 8), $1,000,000 for a contribution to the Company's profit sharing plan to offset the adverse effect of transitioning from Equifax's defined benefit pension plan, $1,000,000 to establish a ChoicePoint charitable foundation (Note 4), $860,000 for adjusting receivables for a re-negotiated customer contract and $100,000 to fund an under-reserved compensation plan. The gain on the sale of a business unit (Note 4), largely offset by the unusual items and other charges discussed above, positively impacted net income in the fourth quarter of 1997.

                                     Note 14

                               SEGMENT DISCLOSURES

         ChoicePoint operates in a single reportable segment primarily in the risk management industry. However, since its formation, the Company has received revenues from three service groups: Property and Casualty Insurance Services ("P&C"), Life and Health Insurance Services ("L&H"), and Business and Government Services ("B&G"). See Note 2 for a description of each service group. ChoicePoint's production facilities and balance sheets are generally managed on a consolidated basis and therefore, impacted all three service groups. As a result, operating profits and assets were not allocated to the three service groups. Revenue for the years ended December 31, 1998, 1997 and 1996 for the three service groups were as follows:

Year Ended December 31,        1998            1997           1996
(In thousands)
--------------------------------------------------------------------
P&C revenue                   $218,413       $186,759       $167,073
L&H revenue                     79,730        143,979        146,696
B&G revenue                    108,332         86,583         52,712
--------------------------------------------------------------------
Operating revenue             $406,475       $417,321       $366,481
====================================================================

         Substantially all of the Company's operations are located in the United States and no customer represents more than 10% of total operating revenue.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of ChoicePoint Inc.:

     We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. (a Georgia corporation) and subsidiaries (as defined in Note 1) as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Arthur Anderson LLP


Atlanta, Georgia
February 19, 1999

                                  ChoicePoint

                             Directors and Officers

Directors                                             Executive Officers

C.B. Rogers Jr.                                       Derek V. Smith
Chairman of the Board of Directors                    President and Chief Executive Officer
of the Company
                                                      Dan H. Rocco
Derek V. Smith                                        Executive Vice President
President and Chief Executive Officer
of the Company                                        Doug C. Curling
                                                      Executive Vice President,
Ron D. Barbaro                                        Chief Financial Officer and Treasurer
Chairman and Chief Executive Officer
of Ontario Casino Corporation and                     David T. Lee
Ontario Lottery Corporation                           Senior Vice President

James M. Denny                                        J. Michael de Janes
Managing Director of William Blair Capital            General Counsel and Corporate Secretary
Partners L.L.C.
                                                      Operating Officers
Tinsley H. Irvin                                      and Key Management
Retired Chairman and Chief Executive Officer
of Alexander & Alexander Services, Inc.               Tom Brierley
                                                      Moses Brown
Ned C. Lautenbach                                     Dave Cook
Partner of Clayton, Dubilier & Rice                   Sharyn Doanes
                                                      Dan Filo
Julia B. North                                        Jeffrey Glazer
President and Chief Executive Officer of              Paul Goldstein
VSI Enterprises, Inc.                                 Joe Houlton
                                                      Ken Kavanaugh
Charles I. Story                                      Tom Klebeck
President and Chief Executive Officer                 Charlotte Lee
of INROADS, Inc.                                      Don McGuffey
                                                      Kelly McLoughlin
                                                      Jeff McWey
                                                      Mike Milligan
                                                      Jim Mussatto
                                                      Gail Peterson
                                                      Jeff Piefke
                                                      Michael Prentice
                                                      Tim Prunk
                                                      Sally Sullivan
                                                      David Trine
                                                      Jim Zimbardi

                                  ChoicePoint

                            Shareholder Information


General Information

For more information about ChoicePoint, our products and services, employment opportunities, and current events at the Company, call us at 770-752-6000 or visit our web site at: http://www.choicepointinc.com


Investor Information

To obtain copies of the Company's Form 10-K, Form 10-Q or quarterly earnings releases, please contact:

Kelly McLoughlin
Investor Relations
ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, Georgia 30005
or call 770-752-4050

Financial reports can also be accessed on our web site at http://www.choicepointinc.com


Market Information

ChoicePoint shares began regular trading on the New York Stock Exchange on August 8, 1997 under the symbol CPS. As of March 1, 1999, the approximate number of shareholders of record was 5,486. No cash dividends have been paid. The Company does not anticipate paying any cash dividends on its common stock in the near future.


Quarterly Activity


1998                               High                     Low
-----------------------------------------------------------------
First quarter                      56.50                    41.75
Second quarter                     58.75                    47.31
Third quarter                      50.50                    37.38
Fourth quarter                     64.50                    41.00
-----------------------------------------------------------------

1997                               High                     Low
-----------------------------------------------------------------
Third quarter*                     38.63                    30.75
Fourth quarter                     48.13                    35.00
-----------------------------------------------------------------

*Includes 3rd quarter since the Spinoff


Annual Meeting

The Annual Meeting of Shareholders of ChoicePoint Inc. will be held May 4, 1999 at 10:30 a.m. at the Company's headquarters at 1000 Alderman Drive, Alpharetta, Georgia.


Independent Public Accountants

Arthur Andersen LLP
Atlanta, Georgia


Transfer Agent and Registrar
SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, Georgia 30302


Trademarks and Service Marks
SchoolCheck, ChoicePoint, the logo, the domain name and the tag line are trademarks of ChoicePoint Inc.