Form 10-K, Exhibit 13
period 1999-12-31
CHOICEPOINT INC
filed 2000-03-10
CIK 1040596

                                                                      EXHIBIT 13

                                    Contents


                            a more intelligent way 1

                            letter to shareholders 8

                             operational review 12

                              financial results 17

                           shareholder information 39




Financial Highlights
ChoicePoint

(dollars in thousands)               1999            1998         1997         1996          1995
-------------------------------------------------------------------------------------------------
Operating revenue*               $430,143        $406,475     $417,321     $366,481      $328,990
Operating income
  before unusual items and
  restructuring provision          79,671          65,166       52,286       47,611        41,078
Operating income                   78,088          61,408       46,077       47,611        31,928
Net income                         39,389          35,419       28,944       23,280        14,865
-------------------------------------------------------------------------------------------------
Total assets                     $532,872        $534,199     $359,971     $301,824      $200,779
Long-term debt
  less current maturities         187,195         191,697       95,457        1,051            --
Total shareholders' equity        202,911         159,572      127,745      196,327       104,641
EBITDA**                          118,514         101,247       87,753       66,265        45,249
Employees (FTE)                     3,600           3,500        3,700        4,600         4,400
=================================================================================================

 *Consolidated operating revenue is impacted by divestitures in 1997 and 1998 and by acquisitions. See Management's Discussion and Analysis of Financial Results for further detail.
**EBITDA represents earnings before interest, taxes, depreciation and amortization.



ChoicePoint is a leading provider of decision-making intelligence to businesses, individuals and government agencies.

The company serves customers in two primary markets - Insurance Services and Business & Government Services.

ChoicePoint is headquartered in metro Atlanta and trades on NYSE under the symbol CPS.

Management's Discussion and Analysis
ChoicePoint


Introduction

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), is a leading provider of decision-making intelligence to businesses, individuals and government agencies. ChoicePoint's businesses are focused on two primary markets - Insurance Services and Business & Government Services.

     The Insurance Services group provides information products and services used in the underwriting and marketing processes by property and casualty and life insurers. Major offerings to the personal lines property and casualty market include claims history data, motor vehicle records, credit information, and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and property inspections and audits to the commercial insurance market, and laboratory testing services and related technology solutions to the life and health insurance market.

     The Business & Government Services group provides direct marketing and information products and services to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers and federal, state and local government agencies. Major offerings include pre-employment background and drug screenings, public record searches, credential verification, due diligence information, uniform commercial code searches and filings, database marketing services and people and shareholder locator searches.


Results of Operations

Revenue and operating income for the years ended December 31, 1999, 1998 and 1997 were as follows:

(In thousands)
Year Ended December 31             1999            1998            1997
--------------------------------------------------------------------------
Operating revenue:
Insurance Services             $  264,834      $  246,463      $  214,386
Business &
 Government Services              164,958         103,488          80,193
Divested and discontinued
 product lines                        351          56,524         122,742
--------------------------------------------------------------------------
Operating revenue              $  430,143         406,475      $  417,321
--------------------------------------------------------------------------
Operating income:
Insurance Services             $  100,475      $   86,092      $   72,908
Business &
 Government Services               13,670           5,486           5,555
Divested and discontinued
 product lines                       (855)          1,199           6,410
Corporate Expenses                (33,619)        (27,611)        (32,587)
--------------------------------------------------------------------------
Operating income
 before unusual items              79,671          65,166          52,286
Unusual items                      (1,583)         (3,758)         (6,209)
--------------------------------------------------------------------------
Operating income               $   78,088      $   61,408      $   46,077
==========================================================================

Year Ended December 31, 1999
Compared to Year Ended December 31, 1998

CONSOLIDATED REVENUE FROM OPERATIONS, excluding divested and discontinued product lines, increased $79.8 million, or 22.8%, to $429.8 million in 1999 from $350.0 million in 1998 primarily as a result of strong revenue performance in automated products, laboratory services, and acquisitions. CONSOLIDATED OPERATING INCOME before unusual items increased $14.5 million, or 22.2%, to $79.7 million in 1999 from $65.2 million in 1998. ACQUISITION AMORTIZATION, which includes goodwill and other intangible amortization related to acquisitions, increased to $15.4 million in 1999 from $11.4 million in 1998. OPERATING MARGINS (excluding the effects of unusual items) increased to 18.5% in 1999 from 16.0% in 1998 as a result of the strong revenue performance discussed above. Consolidated operating income after unusual items increased $16.7 million, or 27.2%, to $78.1 million in 1999 from $61.4 million in 1998.

     REVENUE FROM INSURANCE SERVICES, excluding $10.8 million of revenue from a significant systems development project in 1998, grew $29.1 million, or 12.3%, to $264.8 million in 1999 from $235.7 million in 1998, driven by strong unit performance in personal lines products and laboratory services. OPERATING INCOME increased $14.4 million, or 16.7%, to $100.5 million in 1999 from $86.1 million in 1998, primarily as a result of revenue growth noted above. ACQUISITION AMORTIZATION increased to $3.0 million in 1999 from $2.7 million in 1998 due to an acquisition made in 1998. OPERATING MARGINS for Insurance Services increased to 37.9% in 1999 from 34.9% in 1998. Excluding acquisition amortization, the operating margin in Insurance Services for 1999 was 39.1% compared to 36.0% in 1998. See Note 12 to the Consolidated Financial Statements.

     REVENUE FROM BUSINESS & GOVERNMENT SERVICES increased $61.5 million, or 59.4%, to $165.0 million in 1999 from $103.5 million in 1998, primarily as a result of acquisitions. Comparable internal revenue growth for Business & Government Services was 8.8% over the prior year. OPERATING INCOME increased $8.2 million to $13.7 million in 1999 from $5.5 million in 1998, primarily as a result of acquisitions. ACQUISITION AMORTIZATION increased to $12.4 million in 1999 from $8.7 million in 1998 due to acquisitions made in 1998 and 1999. OPERATING MARGINS for Business & Government Services increased to 8.3% in 1999 from 5.3% in 1998. Excluding acquisition amortization, the operating margin in Business & Government Services for 1999 was 15.8% compared to 13.7% in 1998 (Note 12).

Management's Discussion and Analysis
ChoicePoint


     DIVESTED AND DISCONTINUED PRODUCT LINES include the operating results from the life and health insurance field underwriting services and insurance claim investigative services (collectively the "field businesses") sold in December 1998, the payroll verification business sold in May 1999, the discontinued medical device registry business and from the shutdown of certain remaining business and government field offices where revenue did not justify continued physical presence (Note 4).

     CORPORATE EXPENSES represent costs of support functions, incentives and profit sharing that benefit both segments. The increase to $33.6 million in 1999 from $27.6 million in 1998 is primarily due to the increase in compensation expense recognized under employee stock plans and incentives and additional research and development costs for e-commerce initiatives.

     UNUSUAL ITEMS of $1.6 million in 1999 relate primarily to fixed asset impairments ($732,000), severance costs ($451,000) and other one-time costs ($400,000).

     In the first quarter of 1999, an additional pretax gain on the December 1998 sale of certain field businesses of $2.5 million was recorded in connection with the prepayment of a note receivable and repurchase of warrants issued by PMSI Services, Inc. in the transaction (Note 4).

     INTEREST EXPENSE was $11.1 million and $7.7 million in 1999 and 1998, respectively. Interest expense for 1999 is net of $431,000 of interest income from the PMSI Services, Inc. note receivable and warrants prior to the prepayment and repurchase made in March 1999 (Note 4).

     NET INCOME increased $4.0 million, or 11.2%, to $39.4 million in 1999 from $35.4 million in 1998. The effective tax rate remained unchanged at 43.3%.


Year Ended December 31, 1998
Compared to Year Ended December 31, 1997

CONSOLIDATED REVENUE FROM OPERATIONS, excluding divested and discontinued product lines, increased $55.4 million, or 18.8%, to $350.0 million in 1998 from $294.6 million in 1997 primarily as a result of strong revenue performance in automated products and acquisitions. CONSOLIDATED OPERATING INCOME before unusual items increased $12.9 million, or 24.6%, to $65.2 million in 1998 from $52.3 million in 1997. ACQUISITION AMORTIZATION increased to $11.4 million in 1998 from $10.5 million in 1997. OPERATING MARGINS (excluding the effects of unusual items) increased to 16.0% in 1998 from 12.5% in 1997. Consolidated operating income after unusual items increased $15.3 million, or 33.3%, to $61.4 million in 1998 from $46.1 million in 1997.

     REVENUE FROM INSURANCE SERVICES, excluding $10.8 million of revenue from a significant systems development project in 1998, grew $21.3 million, or 9.9%, to $235.7 million in 1998 from $214.4 million in 1997, driven by strong unit performance in personal lines products and laboratory services. OPERATING INCOME increased $13.2 million, or 18.1%, to $86.1 million in 1998 from $72.9 million in 1997, primarily as a result of the revenue growth noted above. ACQUISITION AMORTIZATION decreased to $2.7 million in 1998 from $3.8 million in 1997 due to the write-off of certain intangible assets in 1997 (Note 11). OPERATING MARGINS for Insurance Services increased to 34.9% in 1998 from 34.0% in 1997. Excluding acquisition amortization, the operating margin in Insurance Services for 1998 was 36.0% compared to 35.8% in 1997 (Note 12).

     REVENUE FROM BUSINESS & GOVERNMENT SERVICES increased $23.3 million, or 29.0%, to $103.5 million in 1998 from $80.2 million in 1997, primarily as a result of acquisitions. Comparable internal revenue growth for Business & Government Services was 10.0% over the prior year. OPERATING INCOME decreased $0.1 million to $5.5 million in 1998 from $5.6 million in 1997. ACQUISITION AMORTIZATION increased to $8.7 million in 1998 from $6.8 million in 1997 due to acquisitions made in 1998. OPERATING MARGINS for Business & Government Services decreased to 5.3% in 1998 from 6.9% in 1997. Excluding acquisition amortization, the operating margin in Business & Government Services for 1998 was 13.7% compared to 15.4% in 1997 (Note 12).

     DIVESTED AND DISCONTINUED PRODUCT LINES include the operating results from ChoicePoint's paramedical examination business sold in December 1997, field businessess sold in December 1998, payroll verification business sold in May 1999, discontinued medical device registry business and from the shutdown of certain remaining business and government field offices where revenue did not justify continued physical presence.

     CORPORATE EXPENSES represent costs of support functions, incentives and profit sharing benefiting both segments. The decrease to $27.6 million in 1998 from $32.6 million in 1997 is primarily due to allocations of corporate costs from Equifax and transition services expense paid to Equifax in 1997 as a result of the spinoff on August 7, 1997 (the "Spinoff") (Note 2).

     UNUSUAL ITEMS of $3.8 million in 1998 include $2.0 million for the write-down of a noncompete agreement and $1.8 million for write-downs of certain software and database assets and severance expenses.

Management's Discussion and Analysis
ChoicePoint


     ChoicePoint recognized a pretax gain of $8.8 million as a result of the sale of its field businesses to PMSI Services, Inc., an affiliate of Examination Management Services, Inc. and the planned sale of its payroll verification business. The Company sold the field businesses in December
1998 for approximately $23.0 million in a combination of cash, a note receivable, and warrants. In addition, the Company retained certain net assets, primarily accounts receivable (Note 4).

     INTEREST EXPENSE was $7.7 million and $6.6 million in 1998 and 1997, respectively.

     NET INCOME increased $6.5 million, or 22.4%, to $35.4 million in 1998 from $28.9 million in 1997. The effective tax rate was 43.3% in 1998 and 45.9% in 1997.


Income Taxes

ChoicePoint's overall EFFECTIVE TAX RATES were 43.3% in 1999 and 1998, and 45.9% in 1997. The decrease in effective tax rates from 1997 to 1998 is primarily due to a reduction in the state income tax rate due to ChoicePoint no longer being part of Equifax's consolidated group for unitary tax purposes after the Spinoff.


Financial Condition and Liquidity

CASH PROVIDED BY OPERATIONS increased from $70.8 million in 1998 to $78.9 million in 1999. This increase was primarily attributable to the increase in net income, as adjusted for depreciation and amortization, and decreased accounts receivable. During 1999, ChoicePoint used $49.3 million for investing activities, including $17.5 million for acquisitions, $17.4 million for other assets, primarily software developed for internal use, purchased data files, software and software developed for external use, and $13.7 million for additions to property and equipment. In 1998, ChoicePoint used $168.1 million for investing activities, including $138.6 million for acquisitions and $16.9 million for other assets, primarily software developed for internal use, purchased data files, purchased software and software developed for external use. In addition, in 1998, $13.6 million was used for additions to property and equipment, primarily for system upgrades. During 1999, net cash used by financing activities was $8.4 million, primarily for paydowns of short-term borrowings. Net cash provided by financing activities was $89.3 million in 1998, as the proceeds from a credit facility were used to pay for acquisitions and to purchase stock held by employee benefit trusts.

     The Company's SHORT-TERM AND LONG-TERM LIQUIDITY depends primarily upon its level of net income and working capital management (accounts receivable, accounts payable, accrued expenses) and long-term debt. In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks (Note 6). Borrowings under the Credit Facility increased from $95.0 million at December 31, 1997 to $184.0 million at December 31, 1999 due primarily to acquisitions. In December 1999, ChoicePoint entered into a $100.0 million unsecured revolving credit facility with a group of banks. This facility has a termination date of one year, at which time the Company has the option to convert the outstanding balance to a one-year term obligation (Note 6). ChoicePoint may use additional borrowings under the two credit facilities to finance acquisitions and for general corporate cash requirements. ChoicePoint may also utilize lines of credit with two banks for overnight borrowings; however, no borrowings were outstanding at December 31, 1999.

     EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA") increased $17.3 million, or 17.1%, to $118.5 million for 1999 from $101.2 million for 1998. The Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because such data is used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt. EBITDA is not presented as a substitute for income from operations, net income or cash flows from operating activities.

     INTEREST EXPENSE was $11.1 million in 1999, $7.7 million in 1998, and $6.6 million in 1997. Prior to the Spinoff, ChoicePoint was charged corporate interest expense from Equifax based on the relationship of its net assets to total Equifax net assets, excluding corporate debt. After the Spinoff, interest expense also includes interest on the revolving Credit Facility discussed above. ChoicePoint has entered into six interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term obligation (Note 6).

     The Company anticipates CAPITAL EXPENDITURES in the range of $27.0 million to $30.0 million in 2000, which will be used primarily for system upgrades and other assets, including capitalized software development, purchased data files and software.

Management's Discussion and Analysis
ChoicePoint


    ECONOMIC VALUE ADDED ("EVA") declined slightly to $7.1 million in 1999 from $7.7 million in 1998 due to significant acquisition activity over the last several years.

     The Company uses cash generated to invest in growing the business and to fund acquisitions and operations. Therefore, no cash dividends have been paid and the Company does not anticipate paying any cash dividends on its common stock in the near future.


Subsequent Events

In January 2000, the Company acquired Statewide Data Services, Inc. and National Safety Alliance, Incorporated for a total purchase price of approximately $76.0 million, plus acquisition costs and working capital adjustments. In February 2000, the Company entered into a definitive agreement with DBT Online, Inc. ("DBT") to acquire all of the outstanding capital stock of DBT with newly issued shares of ChoicePoint common stock in a transaction to be accounted for as a pooling of interest (Note 15).


Year 2000

All applications were certified as Year 2000 compliant prior to December 31, 1999. During the rollover, only minor problems were encountered, none of which resulted in any downtime or lost revenue. Future risk of Year 2000-related problems still exist; however, based on the Company's experience to date, management does not anticipate any significant impact on ChoicePoint's production environment. Included in operating results for 1999, 1998 and 1997 were $7.1 million, $6.2 million and $1.3 million, respectively, of expenses incurred to modify existing computer systems and applications to address the Year 2000 compliance issues.


New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 is effective for the Company's fiscal year ending December 31, 2001. Management does not expect SFAS No. 133 to have a significant impact on the Company's consolidated financial statements.


Forward-Looking Statements

This report contains certain information that constitutes forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the possible or assumed future results of operations of Choicepoint, as well as statements preceded by or that include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expression. Other statements, to the extent they are not historical facts, should also be considered forward-looking. These statements are subject to various risks and uncertainties. Such forward-looking statements are made based on management's assessments of various risks and uncertainties, as well as assumptions made in accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of important factors, including such risks and uncertainties. Risks and uncertainties include those identified in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 1999 and the other filings made by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to any forward-looking statement contained herein to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Report of Independent Public Accountants
ChoicePoint


To ChoicePoint Inc.:

We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. (a Georgia corporation) and subsidiaries (as defined in Note 2) as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


Arthur Andersen LLP

Atlanta, Georgia
February 18, 2000



Report of Management
ChoicePoint


The management of ChoicePoint Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

     Management is further responsible for maintaining a system of internal control and related policies and procedures designed to provide reasonable assurance that assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization.

     An independent assessment of the system of internal control is performed by the Company's internal audit staff in order to confirm that the system is adequate and operating effectively. The Company's independent public accountants also consider certain elements of the internal control system in order to determine their auditing procedures for purposes of expressing an opinion on the financial statements.

     The audit committee of the board of directors, consisting solely of outside directors, meets periodically with financial management, internal audit, and the independent public accountants to review internal accounting controls and accounting, auditing, and financial reporting matters.


/s/ Doug C. Curling                        /s/ David E. Trine

Doug Curling                               David E. Trine
Chief Operating Officer and Treasurer      Vice President, Corporate Controller

Consolidated Statements of Income
ChoicePoint


(In thousands, except per share data)
Year Ended December 31,                                  1999              1998             1997
--------------------------------------------------------------------------------------------------

Operating revenue                                     $430,143          $406,475          $417,321
--------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of services                                     269,685           268,108           280,765
  Selling, general and administrative                   80,787            73,201            84,270
  Unusual items                                          1,583             3,758             6,209
--------------------------------------------------------------------------------------------------
     Total costs and expenses                          352,055           345,067           371,244
--------------------------------------------------------------------------------------------------

Operating income                                        78,088            61,408            46,077
Gain on sale of businesses, net                          2,513             8,807            14,038
Interest expense                                        11,142             7,748             6,649
--------------------------------------------------------------------------------------------------

Income before income taxes                              69,459            62,467            53,466
Provision for income taxes                              30,070            27,048            24,522
--------------------------------------------------------------------------------------------------
Net income                                            $ 39,389          $ 35,419          $ 28,944
==================================================================================================

Earnings per share - basic (Notes 3 and 8)            $   1.36          $   1.22          $     --
  Weighted average shares - basic                       28,973            29,084                --

Earnings per share - diluted (Notes 3 and 8)          $   1.30          $   1.18          $     --
  Weighted average shares - diluted                     30,191            30,012                --
==================================================================================================

         The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
ChoicePoint


(In thousands, except par values)
December 31,                                                                     1999                1998
-----------------------------------------------------------------------------------------------------------

Assets
Current assets:
  Cash and cash equivalents                                                   $  40,085           $  18,883
  Accounts receivable, net of allowance for doubtful accounts
     of $3,831 in 1999 and $3,286 in 1998                                        98,784             103,191
  Deferred income tax assets                                                      7,177               8,372
  Other current assets                                                            9,795              13,160
-----------------------------------------------------------------------------------------------------------
     Total current assets                                                       155,841             143,606
-----------------------------------------------------------------------------------------------------------

Property and equipment, net                                                      52,559              55,279
Goodwill, net                                                                   255,182             253,140
Deferred income tax assets                                                       16,580              19,010
Other                                                                            52,710              63,164
-----------------------------------------------------------------------------------------------------------
     Total Assets                                                             $ 532,872           $ 534,199
-----------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
  Short-term debt and current maturities of long-term debt                    $     595           $   5,623
  Notes payable for acquisitions                                                     --              22,701
  Accounts payable                                                               24,515              24,645
  Accrued salaries and bonuses                                                   19,036              17,537
  Other current liabilities                                                      44,216              54,454
-----------------------------------------------------------------------------------------------------------
     Total current liabilities                                                   88,362             124,960

Long-term debt, less current maturities                                         187,195             191,697
Postretirement benefit obligations                                               47,782              53,251
Other long-term liabilities                                                       6,622               4,719
-----------------------------------------------------------------------------------------------------------
     Total liabilities                                                          329,961             374,627
-----------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 10)
Shareholders' equity:
  Preferred stock, $.01 par value; 10,000 shares authorized,
     no shares issued or outstanding                                                 --                  --
  Common stock, $.10 par value; shares authorized -
     100,000; issued - 29,539 in 1999 and 29,320 in 1998                          2,954               2,932
  Paid-in capital                                                               123,044             117,571
  Retained earnings                                                              88,552              49,163
  Cumulative translation adjustments                                               (221)               (176)
  Stock held by employee benefit trusts, at cost, 468 shares in 1999
     and 406 shares in 1998                                                     (11,418)             (9,918)
-----------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                 202,911             159,572
-----------------------------------------------------------------------------------------------------------

     Total Liabilities and Shareholders' Equity                               $ 532,872           $ 534,199
===========================================================================================================

         The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Shareholders' Equity
ChoicePoint


                                             Equifax                                       Cumulative    Stock Held
                             Comprehensive   Equity     Common     Paid-in     Retained    Translation   by Benefit
                                Income      Investment   Stock     Capital     Earnings    Adjustments     Trusts       Total
(In thousands)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,1996       $      --    $ 196,414  $      --  $      --    $      --    $     (87)         --     $ 196,327

  Net income
     (from January 1, 1997
     through July 31, 1997)        15,200       15,200         --         --           --           --           --       15,200
  Intercompany transactions
     with Equifax                      --        1,609         --         --           --           --                     1,609
  Repayment of Equifax
     intercompany debt                 --      (72,602)        --         --           --           --           --      (72,602)
  Debt assumed from Equifax            --      (29,000)        --         --           --           --           --      (29,000)
  Distribution of common
     stock                             --     (111,621)     2,914    108,707           --           --           --           --
  Restricted stock plans, net          --           --         12      1,636           --           --           --        1,648
  Stock options exercised              --           --          2        265           --           --           --          267
  Other                                --           --         --        583           --           --           --          583
  Net income
     (from August 1, 1997
     to December 31,1997)          13,744           --         --         --       13,744           --           --       13,744
  Translation adjustments             (31)          --         --         --           --          (31)          --          (31)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income               28,913           --         --         --           --           --           --           --
Balance, December 31,1997                           --      2,928    111,191       13,744         (118)          --      127,745

  Net income                       35,419           --         --         --       35,419           --           --       35,419
  Restricted stock plans, net          --           --         (4)     2,552           --           --           --        2,548
  Stock options exercised              --           --          8        597           --           --           --          605
  Cost of shares repurchased           --           --         --         --           --           --       (9,918)      (9,918)
  Other                                --           --         --      3,231           --           --           --        3,231
  Translation adjustments             (58)          --         --         --           --          (58)          --          (58)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income               35,361           --         --         --           --           --           --           --
Balance, December 31, 1998                          --      2,932    117,571       49,163         (176)      (9,918)     159,572

  Net income                       39,389           --         --         --       39,389           --           --       39,389
  Restricted stock plans, net          --           --          2      1,173           --           --           --        1,175
  Stock options exercised              --           --         20      2,619           --           --           --        2,639
  Cost of shares repurchased           --           --         --         --           --           --       (1,500)      (1,500)
  Other                                --           --         --      1,681           --           --           --        1,681
  Translation adjustments             (45)          --         --         --           --          (45)          --          (45)
--------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME            $  39,344           --         --         --           --           --           --           --
BALANCE, DECEMBER 31, 1999                   $      --  $   2,954  $ 123,044    $  88,552    $    (221)   $ (11,418)  $  202,911
================================================================================================================================

         The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
ChoicePoint


(In thousands)
December 31,                                                         1999                1998                1997
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                       $ 39,389           $  35,419           $  28,944
  Adjustments to reconcile net income to net cash
      provided by operating activities:
     Depreciation and amortization                                   37,913              31,032              27,638
     Provision for unusual items                                      1,583               3,758               6,209
     Gain on sale of business, net                                   (2,513)             (8,807)            (14,038)
     Compensation recognized under employee stock plans               4,244               3,059               1,892
     Payment on employee stock plans                                 (3,378)                 --                  --
     Changes in assets and liabilities,
      excluding effects of acquisitions and divestitures:
        Marketable securities and other current assets                2,671              10,864              (1,213)
        Accounts receivable, net                                      6,109               1,297             (11,483)
        Deferred income taxes                                         5,227              (1,473)             (6,883)
        Current liabilities, excluding debt                          (8,750)             (5,003)             24,850
        Other long-term liabilities, excluding debt                  (3,560)                683                (496)
-------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                            78,935              70,829              55,420

Cash flows from investing activities:
  Acquisitions, net of cash acquired                                (17,479)           (138,630)            (10,778)
  Payment of notes payable for acquisitions                         (22,701)                 --                  --
  Cash proceeds from sale of businesses                              22,000               1,000              11,707
  Additions to property and equipment                               (13,712)            (13,625)            (19,997)
  Additions to other assets, net                                    (17,371)            (16,878)             (6,351)
-------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities                               (49,263)           (168,133)            (25,419)

Cash flows from financing activities:
  Proceeds from long-term debt                                       30,000             115,042             112,000
  Payments on long-term debt                                        (34,502)            (21,551)            (17,928)
  Net short-term borrowings                                          (5,028)              5,104                  --
  Payment of debt assumed from Equifax                                   --                  --             (29,000)
  Payment of Equifax intercompany debt                                   --                  --             (72,602)
  Net transactions with Equifax                                          --                  --               1,609
  Purchases of stock held by employee benefit trusts                 (1,500)             (9,918)                 --
  Proceeds from exercise of stock options                             2,639                 605                 267
  Other                                                                  --                  --                 583
-------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                     (8,391)             89,282              (5,071)
-------------------------------------------------------------------------------------------------------------------

Effect of foreign currency exchange rates on cash                       (79)                 47                 202
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 21,202              (7,975)             25,132
Cash and cash equivalents, beginning of year                         18,883              26,858               1,726
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                             $ 40,085           $  18,883           $  26,858
===================================================================================================================

         The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
ChoicePoint


note 1  Nature Of Operations

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), is a leading provider of decision-making intelligence to businesses, individuals and government agencies. ChoicePoint's businesses are focused on two primary markets -- Insurance Services and Business & Government Services.

         The Insurance Services group provides information products and services used in the underwriting and marketing processes by property and casualty and life insurers. Major offerings to the personal lines property and casualty market include claims history data, motor vehicle records, credit information, and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and property inspections and audits to the commercial insurance market, and laboratory testing services and related technology solutions to the life and health insurance market.

         The Business & Government Services group provides direct marketing and information products and services to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers and federal, state and local government agencies. Major offerings include pre-employment background and drug screenings, public record searches, credential verification, due diligence information, uniform commercial code searches and filings, database marketing services and people and shareholder locator searches.

note 2 Spinoff And Basis Of Presentation

ChoicePoint Inc. was established through the combination of the businesses that comprised the Insurance Services Group of Equifax Inc. ("Equifax") within a separate company and the subsequent spinoff in 1997 (the "Spinoff") of the Company's outstanding stock by Equifax as a stock dividend to the shareholders of Equifax. In the Spinoff, each shareholder of Equifax received one share of the Company's common stock, par value $.10 per share, for every ten shares of Equifax common stock owned. The effective date of the Spinoff was July 31, 1997, and the common stock began regular trading on the New York Stock Exchange on August 8, 1997. References to ChoicePoint or the Company mean ChoicePoint Inc., its subsidiaries and divisions after the Spinoff, and the Insurance Services Group of Equifax prior to the Spinoff.

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

note 3 Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Cost of Services Presentation - Motor vehicle records registry revenue, the fee charged by states for motor vehicle records which is passed on by ChoicePoint to its customers, is excluded from revenue and is recorded as a reduction to cost of services in the consolidated financial statements. Registry revenue was $351.1 million in 1999, $309.8 million in 1998 and $258.0 million in 1997.

         ChoicePoint Direct (formerly Customer Development Corporation) passes on material, shipping and postage charges to its customers. These charges are excluded from revenue and are recorded as a reduction to cost of services in the consolidated financial statements. Charges passed through to customers were $40.6 million in 1999 and $6.4 million from the date of acquisition until December 31, 1998.

Property and Equipment - Property and equipment at December 31, 1999 and 1998 consisted of the following:


(In thousands)
December 31,                              1999              1998
------------------------------------------------------------------
Land, buildings, and
  improvements                         $ 21,696           $ 21,561
Data processing equipment
  and furniture                          90,335             96,963
Less accumulated depreciation           (59,472)           (63,245)
------------------------------------------------------------------
                                       $ 52,559           $ 55,279
==================================================================

         The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to five years for data processing equipment and eight to 20 years for furniture.

Goodwill and Other Assets - Except for a strategic investment accounted for under the cost method, the Company accounts for all acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase. Goodwill is amortized on a straight-line basis over 20 to 40 years. As of December 31, 1999 and 1998, accumulated amortization was $31.2 million and $21.6 million, respectively.

Notes to Consolidated Financial Statements
ChoicePoint


Other assets at December 31, 1999 and 1998 consisted of the following:


(In thousands)
December 31,                                     1999             1998
------------------------------------------------------------------------
Other acquisition intangibles, net             $17,418           $21,304
System development and
 other deferred costs, net                      30,083            20,811
Note receivable and warrants
  due to divestiture (Note 4)                       --            17,426
Investment in affiliate                          5,209             3,623
------------------------------------------------------------------------
                                               $52,710           $63,164
========================================================================

         Other acquisition intangibles include software, data files, technology, workforce and noncompete agreements and are being amortized on a straight-line basis over five to ten years. As of December 31, 1999 and 1998, accumulated amortization was $23.7 million and $17.9 million, respectively.

         For the years ended December 31, 1999 and 1998, approximately $11.4 million and $8.4 million, respectively, of costs of software developed for internal use were capitalized and are included in software development and other deferred costs above. The amounts capitalized include certain direct costs, including external, payroll and interest costs. System development and other deferred costs are being amortized on a straight-line basis primarily over three to five years. As of December 31, 1999 and 1998, accumulated amortization was $24.8 million and $20.2 million, respectively.

Depreciation and Amortization Expense - Depreciation and amortization expense for 1999, 1998 and 1997 consisted of the following:


(In thousands)
Year Ended December 31,         1999             1998             1997
-----------------------------------------------------------------------
Property and
  equipment                   $14,960          $14,498          $12,403
Goodwill                        9,695            6,519            4,616
Other acquisition
  intangibles                   5,753            4,890            5,914
System development
  and other deferred
  costs                         7,505            5,125            4,705
-----------------------------------------------------------------------
                              $37,913          $31,032          $27,638
=======================================================================

Impairment of Goodwill and Long-Lived Assets - The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill or other long-lived assets may warrant revision or may not be recoverable. When factors indicate that goodwill or other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill or other assets in measuring whether the goodwill or other assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value.

Foreign Currency Translation - The assets and liabilities of foreign subsidiaries are translated at the year-end rate of exchange and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholders' equity. Although the Company does not have significant revenue from foreign subsidiaries, foreign currency transaction gains and losses, which are not material, are recorded in the consolidated statements of income.

Consolidated Statements of Cash Flows - The Company considers cash equivalents to be short-term cash investments with original maturities of three months or less.

         Prior to the Spinoff, tax provisions were settled through the intercompany account and Equifax made income tax payments on behalf of the Company. The tax payments made subsequent to the Spinoff by ChoicePoint and the tax payments made prior to the Spinoff by Equifax on behalf of ChoicePoint were approximately $23.5 million in 1999, $25.0 million in 1998, and $22.0 million in 1997.

         Interest paid on long-term debt, excluding amounts charged by Equifax prior to the Spinoff, totaled $11.5 million in 1999, $6.0 million in 1998, and $2.3 million in 1997.

         In 1999, 1998, and 1997, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows:


(In thousands)
Year Ended December 31,         1999             1998             1997
-----------------------------------------------------------------------
Fair value of
  assets acquired             $18,376          $162,154         $10,986
Cash paid for
  acquisitions                 17,787           137,384          10,778
-----------------------------------------------------------------------
Liabilities assumed           $   589          $ 24,770         $   208
=======================================================================

         Included in the liabilities assumed above in 1998 were $22.7 million of short-term notes payable for acquisitions which were paid in January 1999.

Financial Instruments - The Company's financial instruments recorded on the balance sheets consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments, or in the case of debt, because it bears interest at current market rates. In addition, the Company received a note receivable and warrants in conjunction with a 1998 divestiture (Note 4).

Off-balance sheet derivative financial instruments at December 31, 1999 and 1998 consist of interest rate swap agreements (Note 6) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligation. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The Company does not enter into financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by each bank based on its internal valuation models, was $2.5 million at December 31, 1999.

Earnings Per Share- Historical earnings per share for 1997 are not presented since the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax or one of its affiliates and were recapitalized as part of the Spinoff. See Note 13 for pro forma earnings per share for 1997. Earnings per share - diluted includes the dilutive effect of stock options.

Reclassifications- Certain prior year amounts have been reclassified to conform with the current year presentation.

note 4 Acquisitions And Divestitures

Acquisitions- During 1999, 1998, and 1997, the Company acquired the following businesses:


                                                              Cumulative
                                             Date             Percentage
Business                                    Acquired           Ownership
------------------------------------------------------------------------
DataMart, Inc.                             Nov. 1999             100.0%
Data Tracks Technology, Inc.               July 1999             100.0
Washington Document
  Service, Inc.                            May 1999              100.0
DATEQ Information
  Network, Inc.                            Dec. 1998             100.0
EquiSearch Services, Inc.                  Nov. 1998             100.0
Tyler-McLennon, Inc.                       Nov. 1998             100.0
Customer Development
  Corporation                              Oct. 1998             100.0
Informus Corporation                       Oct. 1998             100.0
Application Profiles, Inc.                 June 1998             100.0
Attest National Drug
  Testing, Inc.                            April 1998            100.0
CDB Infotek (additional purchase)          Mar. 1998             100.0
Drug Free, Inc.                            Nov. 1997             100.0
Medical Information
  Network, LLC                             Oct. 1997             100.0
CDB Infotek (additional purchase)          Sept. 1997             72.6
Advanced HR Solutions, Inc.                June 1997             100.0
======================================================================

         The acquisitions above were accounted for as purchases. In addition, the company purchased shares of Intertech Information Management Inc. in 1998 and 1999, which are accounted for under the cost method.

         The 1999 acquisitions had an aggregate purchase price of $17.8 million, with $13.3 million allocated to goodwill, and $1.9 million to intangible assets (primarily data files and software). Goodwill from the 1999 acquisitions is amortized on a straight-line basis over 25 to 30 years and other intangible assets over five years. The pro forma effect of acquisitions made in 1999 are not material to the consolidated financial statements.

         The 1998 acquisitions had an aggregate purchase price of $162.2 million, with $133.3 million allocated to goodwill, and $10.1 million to other intangible assets (primarily technology, workforce, software, and noncompete agreements). Goodwill from the 1998 acquisitions is amortized on a straight-line basis over 25 to 30 years and other intangible assets over five to ten years.

         The following unaudited pro forma information has been prepared as if the 1998 acquisitions had occurred on January 1, 1997. The information is based on historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results which may occur in the future. The pro forma information includes the expense for amortization of goodwill and other intangible assets and interest expense resulting from these transactions. The pro forma information also includes $14.6 million ($8.6 million after tax) of one-time expenses recorded in 1998 by Customer Development Corporation for equity participation plans which were paid as a result of the sale. The expense was recorded prior to the acquisition and is not included in ChoicePoint's historical financial statements.


(In thousands, except per share data)
December 31,                            1998              1997
----------------------------------------------------------------
Revenue                               $455,437          $476,784
Net income                              24,198            24,359
Earnings per share - basic                 .83               .84
Earnings per share - diluted               .81               .82
================================================================

         The 1997 acquisitions had an aggregate purchase price of $10.8 million, with $10.0 million allocated to goodwill, and $50,000 to other intangible assets (noncompete agreement).

         Results of operations have been included in the consolidated statements of income from the dates of acquisition for all acquisitions accounted for under the purchase method.

Divestitures- In November 1998, the Company entered into a strategic partnership with Experian Limited (U.K.) leading to the sale of ChoicePoint Limited, the Company's United Kingdom-based insurance services division. The sale was completed in January 2000 with no material gain on the sale of the business.

         In December 1998, the Company sold its life and health insurance field underwriting services and insurance claim investigation services (collectively the "field businesses") to PMSI Services, Inc. ("PMSI"). The field businesses were sold for approximately $23.0 million in a combination of cash - $1.0 million, a note receivable - $10.0 million

Notes to Consolidated Financial Statements
ChoicePoint


and warrants - $12.0 million. In addition, the Company retained certain net assets, primarily accounts receivable. The warrants were discounted by $4.6 million at December 31, 1998. In December 1998, the Company recognized a pre-tax gain of $8.8 million on the sale of the field businesses and on the planned sale of its payroll verification business. The pretax gain was net of transaction-related costs, including lease termination and personnel-related costs of $5.9 million that were accrued at the time of the divestiture. The loss related to the sale of its payroll verification business that was netted against the gain was $2.3 million.

         In March 1999, ChoicePoint received $22.0 million plus interest from PMSI for the prepayment of the note receivable and the repurchase of the warrants. As a result, ChoicePoint recognized an additional net pretax gain on the sale of $2.5 million. The net pretax gain includes the unamortized discount of $4.3 million less transaction-related costs including lease termination, additional asset write-offs and personnel-related costs of $1.8 million. As of December 31, 1999, approximately $5.3 million has been charged against the total $7.7 million accrued transaction-related costs. The remaining accrual will primarily be used for future lease terminations.

         In December 1997, the Company sold its paramedical examinations business to PSA. The business unit was sold for approximately $21.7 million in a combination of cash - $11.7 million, and PSA stock - $10.0 million. In addition, the Company retained certain net assets, primarily accounts receivable. In December 1997, the Company transferred approximately $1.0 million of the PSA common stock to ChoicePoint's newly established charitable foundation. During the third quarter of 1998, PSA repurchased the PSA stock from ChoicePoint at the original stock price under an agreement protecting ChoicePoint from a decrease in PSA's stock price.

Note 5  Transactions With Equifax

Prior to the Spinoff, under Equifax's centralized cash management system, short-term advances from Equifax and excess cash sent to Equifax were reflected as inter-company debt and were included in Equifax's equity investment account through July 31, 1997 (Note 8). As a result of the Spinoff, the net intercompany debt at July 31, 1997, totaling $72.6 million, was repaid in the third quarter of 1997. ChoicePoint was charged corporate costs through July 31, 1997. The amount of corporate costs included in the accompanying consolidated statements of income was $6.0 million in 1997. These allocations were based on an estimate of the proportion of corporate expenses related to ChoicePoint, utilizing such factors as revenues, number of employees, number of transactions processed, and other applicable factors. In the opinion of management, the corporate charges have been made on a reasonable basis and approximate all the incremental costs ChoicePoint would have incurred had it been operating on a stand-alone basis. These amounts have been included in selling, general, and administrative expenses. ChoicePoint was also charged corporate interest expense through July 31, 1997 based on the relationship of its net assets to total Equifax net assets, excluding corporate debt, in the amount of $3.6 million in 1997. This amount was included in interest expense.

Note 6  Debt

Long-term debt at December 31, 1999 and 1998 was as follows:


(In thousands)
December 31,                       1999                1998
------------------------------------------------------------
Credit facilities                $184,000           $189,000
Other long-term debt                2,475              2,600
Capital leases                      1,315                617
------------------------------------------------------------
                                  187,790            192,217
Less current maturities              (595)              (520)
------------------------------------------------------------
                                 $187,195           $191,697
============================================================

         In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300.0 million, subject to approval of the lenders. The commitment termination date and final maturity of the Credit Facility will occur in August 2002.

         Revolving loans under the Credit Facility bear interest at the following rates as applicable and selected by the Company from time to time: (1) the lender's base rate, (2) LIBOR plus the applicable margin, (3) the lender's cost of funds plus the applicable margin, and (4) the competitive bid rate offered by the syndicate lenders at their discretion. The applicable margins range from .16% to .45% per annum based on ChoicePoint's leverage ratio. The average interest rate based on the terms of the Credit Facility at December 31, 1999 and 1998 was 6.11% and 5.44%, respectively.

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

         In December 1999, ChoicePoint entered into a $100.0 million unsecured revolving credit facility with a group of banks. This facility has a termination date of one year, at which time the Company has the option to convert the outstanding balance to a one-year term obligation. The Company may select from several pricing options for borrowings under this facility, including the lender's base rate, LIBOR plus the applicable margin, or the lender's cost of funds plus the applicable margin. This facility is subject to the same covenants as is the $250.0 million Credit Facility.

         ChoicePoint has entered into six interest rate swap agreements (the "swap agreements") to reduce the impact of changes in interest rates on its floating rate long-term obligation. The swap agreements have a combined notional amount of $175.0 million at December 31, 1999 and 1998, and mature at various dates from 2000 to 2007. These swap agreements involve the exchange of variable rate for fixed rate payments and effectively change the Company's interest rate exposure to a weighted average fixed rate of 5.43% plus a credit spread. The Company is exposed to credit loss in the event of nonperformance by the other parties to the swap agreements. However, the Company does not anticipate nonperformance by the counterparties.

         Scheduled maturities of long-term debt subsequent to December 31, 1999 are as follows: $595,000 in 2000, $511,000 in 2001, $184.5 million in 2002,
$130,000 in 2003 and $2.1 million thereafter.

         Short-term borrowings at December 31, 1998 include $5.1 million from a line of credit with a bank. There were no short-term borrowings outstanding at December 31, 1999.

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

         The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:


(In thousands)
Year Ended December 31,        1999              1998              1997
------------------------------------------------------------------------
Current:
  Federal                    $19,123           $22,604           $18,997
  State                        3,305             4,392             5,463
  Foreign                      1,889             1,743             1,277
------------------------------------------------------------------------
                              24,317            28,739            25,737
------------------------------------------------------------------------
Deferred:
  Federal                      4,993            (1,731)             (722)
  State                          772               326              (419)
  Foreign                        (12)             (286)              (74)
------------------------------------------------------------------------
                               5,753            (1,691)           (1,215)
------------------------------------------------------------------------
Total                        $30,070           $27,048           $24,522
========================================================================

         The provision for income taxes is based upon income before income taxes as follows:


(In thousands)
Year Ended December 31,        1999               1998               1997
--------------------------------------------------------------------------
United States                $63,830            $58,043            $49,917
Foreign                        5,629              4,424              3,549
--------------------------------------------------------------------------
                             $69,459            $62,467            $53,466
==========================================================================

         The provision for income taxes is reconciled with the federal statutory rate as follows:


Year Ended December 31,                1999               1998               1997
---------------------------------------------------------------------------------
Federal statutory rate                 35.0%              35.0%              35.0%
State and local taxes,
  net of federal tax benefit            3.8                4.9                6.1
Tax effect resulting from
  foreign activities                    (.1)               (.2)               (.1)
Goodwill amortization                   2.8                2.4                2.7
Other                                   1.8                1.2                2.2
---------------------------------------------------------------------------------
Overall effective rate                 43.3%              43.3%              45.9%
=================================================================================

         Components of the Company's deferred income tax assets and liabilities at December 31, 1999 and 1998 are as follows:


(In thousands)
December 31,                                         1999               1998
-----------------------------------------------------------------------------
Deferred income tax assets:
  Postretirement benefits                         $ 19,984           $ 22,086
  Reserves and accrued expenses                      7,177              8,372
  Employee compensation
   programs                                          4,038              3,279
  Other                                              4,175              3,080
-----------------------------------------------------------------------------
                                                    35,374             36,817
-----------------------------------------------------------------------------

Deferred income tax liabilities:
  Purchased software, data files,
   technology, and other assets                     (3,368)            (3,391)
  Depreciation                                      (1,049)            (1,494)
  Deferred expenses                                 (5,019)            (3,358)
  Other                                             (2,181)            (1,192)
-----------------------------------------------------------------------------
                                                   (11,617)            (9,435)
-----------------------------------------------------------------------------
  Net deferred income tax assets                  $ 23,757           $ 27,382
=============================================================================

Notes to Consolidated Financial Statements
ChoicePoint

Note 8 Shareholders' Equity

Stock Split - On November 24, 1999, ChoicePoint effected a two-for-one stock split in the form of a stock dividend. Shareholders of record as of November 10, 1999 received one additional share of common stock for each share they held on the record date. Share and per share data for all periods presented have been adjusted to reflect the split.

Equifax Equity Investment- Prior to July 31, 1997, Equifax's equity investment included the original investment in ChoicePoint, accumulated income of ChoicePoint, and the net intercompany payable due to Equifax reflecting transactions described in Note 5. The July 31, 1997 net intercompany debt balance of $72.6 million was repaid to Equifax in the third quarter of 1997. The $72.6 million included actual intercompany debt of $85.6 million reduced by $13.0 million for an employee benefit obligation assumed by ChoicePoint (Note
9).

Stock Options - Prior to the Spinoff, the ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was approved for ChoicePoint and ratified by the shareholders in 1999. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares and performance units for an aggregate of eight million shares of ChoicePoint common stock. The Omnibus Plan requires options be granted at fair market value except the options granted as replacement options under the prior Equifax equity-based plans. In 1999, options for 1,528,967 shares were granted at fair market value under the Omnibus Plan with a weighted average option price of $28.27.

A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows:

                                    DECEMBER 31, 1999                 December 31, 1998                  December 31, 1997
                              -------------------------------------------------------------------------------------------------
                               SHARES          AVG. PRICE         Shares          Avg. Price         Shares          Avg. Price
-------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year    3,696,172        $    16.64        2,916,830        $    14.23               --                --
  Replacement                        --                --               --                --        1,426,304        $     8.55
  Granted                     1,528,967        $    28.27        1,251,500        $    22.03        1,523,804        $    19.38
  Canceled                     (256,973)       $    22.73         (398,812)       $    18.51          (11,670)       $     6.90
  Exercised                    (189,748)       $    14.91          (73,346)       $    10.26          (21,608)       $     7.08
-------------------------------------------------------------------------------------------------------------------------------
Balance, end of year          4,778,418        $    20.09        3,696,172        $    16.64        2,916,830        $    14.23
-------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year    1,794,973        $    13.48        1,219,390        $    11.36          652,768        $     8.49
===============================================================================================================================

The following table summarizes information about stock options outstanding at December 31, 1999:

                                                Options Outstanding                        Options Exercisable
                           -------------------------------------------------------------------------------------------
                                         Weighted Average
                                       Remaining Contractual     Weighted Average                     Weighted Average
Range of Exercise Prices     Shares      Life in Years            Exercise Price         Shares        Exercise Price
----------------------------------------------------------------------------------------------------------------------
$ 4.11 - $14.12             1,131,454         4.94                    $ 8.76            1,028,442          $ 8.60
$19.38 - $19.38             1,206,577         7.76                    $19.38              581,861          $19.38
$21.88 - $27.41             1,060,487         8.13                    $22.33              184,670          $22.10
$27.88 - $32.63             1,379,900         9.12                    $28.29                   --              --
                            ------------------------------------------------------------------------------------------
                            4,778,418         7.57                    $20.09            1,794,973          $13.48
                            ==========================================================================================

         Prior to the Spinoff, certain key officers of ChoicePoint were part of an Equifax deferred bonus plan. As of the Spinoff, the ChoicePoint officers were granted ChoicePoint restricted stock which preserved the economic benefit of the Equifax plans. Approximately 302,000 shares of restricted stock were granted, of which 180,000 shares are performance-based. Since the Spinoff, additional restricted shares have been granted and as of December 31, 1999, 456,400 restricted shares were outstanding under the Omnibus Plan. The compensation cost charged against income for restricted stock was $4.2 million in 1999, $3.1 million in 1998, and $1.9 million in 1997.

Pro Forma Information - During 1997 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company elected to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table:

(In thousands, except per share data)
Year Ended December 31,                             1999                        1998                        1997
--------------------------------------------------------------------------------------------------------------------------
                                                      SFAS NO. 123                SFAS No. 123                SFAS No. 123
                                            REPORTED     PRO FORMA      Reported     Pro Forma      Reported     Pro Forma
--------------------------------------------------------------------------------------------------------------------------
Net income                                  $ 39,389      $ 34,110      $ 35,419      $ 30,901      $ 28,944      $ 27,832
Pro forma net income (Note 13)                    --            --            --            --        28,520        27,408
Earnings per share - basic                      1.36          1.18          1.22          1.06            --            --
Earnings per share - diluted                    1.30          1.13          1.18          1.03                          --
Pro forma earnings per share - basic              --            --            --            --           .98           .94
Pro forma earnings per share - diluted            --            --            --            --           .96           .92
==========================================================================================================================

         The weighted average grant date fair value per share of options granted in 1999 and 1998 was $11.69 and $8.48, respectively.

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Year Ended December 31,          1999           1998           1997
-------------------------------------------------------------------
Dividend yield                      0%             0%             0%
Expected volatility                30%            32%            30%
Risk-free interest rate           6.7%           5.6%           5.8%
Expected life in years            5.6            5.3            4.5
-------------------------------------------------------------------

Shareholder Rights Plan - On October 29, 1997, the Company's board of directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of the ChoicePoint board of directors to fully represent shareholders' interests. Pursuant to the Rights Plan, the ChoicePoint board of directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's common stock as of November 14, 1997. The Rights will be represented by, and trade together with, the Company's common stock. The Rights will separate upon passage of time in certain events including the acquisition of 15% or more of the Company's common stock by a person or group of affiliated or associated persons ("Associated Persons"). The Rights will not become exercisable unless certain triggering events occur. Among the triggering events will be the acquisition of 20% or more of the Company's common stock by Associated Persons. Unless previously redeemed by the ChoicePoint board of directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint board of directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiation with the board of directors.

Grantor Trusts - ChoicePoint has established two grantor trusts totaling $11.4 million plus accumulated interest earnings. The funds in the grantor trusts are used to purchase ChoicePoint common stock in the open market as previ-ously approved by the board of directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $11.4 million have been used to purchase 467,600 shares of ChoicePoint common stock, which are reflected as stock held by employee benefit trusts, at cost, in the December 31, 1999 balance sheet. Approximately $587,000 of cash remains in the grantor trusts at December 31, 1999 and is included in cash and cash equivalents in the accompanying consolidated balance sheets.

Notes to Consolidated Financial Statements
ChoicePoint


note 9 Employee Benefits

Equifax Plans - Historically, the Company had participated in the Equifax United States Retirement Income Plan, a non-contributory defined benefit qualified retirement plan and in Equifax's retirement savings plan, a plan that provided for annual contributions at the discretion of the board of directors. Total expense allocated to ChoicePoint for these plans through the Spinoff and included in the Company's financial results was $1.5 million in 1997. ChoicePoint has not adopted a defined benefit plan for its employees but has instead adopted a profit sharing plan, as described below, prior to the Spinoff.

401(k) Profit Sharing Plan - ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee's contributions. The match made on eligible employee contributions for 1999 and 1998 was 55% in each year. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. The expense for the 401(k) profit sharing plan was $2.7 million in 1999, $3.1 million in 1998 and $1.9 million in 1997.

         As a result of the Spinoff, ChoicePoint assumed an obligation to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. In exchange for this obligation, Equifax made a capital contribution to ChoicePoint in the amount of $13.0 million and ChoicePoint's intercompany liability to Equifax was reduced accordingly. In 1999, 1998 and 1997, $1.8 million, $2.0 million and $0, respectively, was included in the Company's financial results and contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan.

Postretirement Benefits - The Company provides certain health care and life insurance benefits for eligible retired employees. Health care benefits are provided through a trust, while life insurance benefits are provided through an insurance company. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee.

         The following table presents a reconciliation of the changes in the plan's benefit obligations and fair value of assets at December 31, 1999 and 1998:

(in thousands)
December 31,                                           1999               1998
------------------------------------------------------------------------------
Change in benefit obligation:
  Obligation at beginning of year                $   52,829         $   56,191
  Service cost                                          728                807
  Interest cost                                       3,308              3,886
  Actuarial gain                                     (9,742)            (2,867)
  Benefit payments                                   (4,726)            (5,188)
------------------------------------------------------------------------------
  Obligation at end of year                          42,397             52,829
------------------------------------------------------------------------------
  Change in plan assets:
  Fair value of plan assets at
   beginning of year                                      0                  0
  Employer contributions                              4,726              5,188
  Benefit payments                                   (4,726)            (5,188)
------------------------------------------------------------------------------
  Fair value of plan assets
   at end of year                                         0                  0
------------------------------------------------------------------------------
Funded status:
  Funded status at end of year
   and net amount recognized                        (42,397)           (52,829)
  Unrecognized prior service cost                    (8,084)           (12,958)
  Unrecognized (gain) loss                             (901)             8,936
------------------------------------------------------------------------------
  Net amount recognized                             (51,382)           (56,851)
  Less current portion                               (3,600)            (3,600)
------------------------------------------------------------------------------
  Accrued benefit cost                           $  (47,782)        $  (53,251)
==============================================================================

         The current portion is included in other current liabilities in the accompanying consolidated balance sheets.

         Net periodic postretirement benefit expense includes the following components:

(In thousands)
Year Ended December 31,             1999         1998         1997
------------------------------------------------------------------
Service cost                    $    728     $    807     $    907
Interest cost on
  accumulated
  benefit obligation               3,308        3,886        4,008
Amortization of prior
  service cost                    (2,728)      (1,879)      (2,308)
Amortization of losses               262            0           28
Curtailment gain                  (2,146)           0            0
------------------------------------------------------------------
Net periodic post-
  retirement benefit
  (income) expense              $   (576)    $  2,814     $  2,635
==================================================================

Due to the divesture of the field businesses in December 1998 (Note 4), a curtailment gain was recognized effective January 1, 1999 after participant benefit elections had been made.

         The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:

Year Ended December 31,                1999          1998         1997
-----------------------------------------------------------------------
Discount rate used to
  determine accumulated
  postretirement benefit
  obligation at December 31            8.00%         6.75%         7.25%
Initial health care cost
  trend rate                            9.0%          9.5%         10.0%
Ultimate health care cost
  trend rate                           6.00%         6.00%         6.00%
Year ultimate health care
  cost trend rate reached              2005          2005          2005
=======================================================================

         If the health care cost trend rate were increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 1999 would have increased 7.0%. The effect of such a change on the aggregate of service and interest cost for 1999 would have been an increase of 6.9%. If the health care cost trend rate were decreased 1% for all future years, the accumulated post-retirement benefit obligation as of December 31, 1999 would have decreased 6.0%. The effect of such a change on the aggregate of service and interest cost for 1999 would have been a decrease of 6.0%.

         The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions, or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

note 10 Commitments And Contingencies

Leases - The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $11.2 million in 1999, $12.8 million in 1998, and $14.8 million in 1997.

         Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases, are as follows as of December 31, 1999:

(In thousands)
Year                                      Amount
------------------------------------------------
2000                                     $ 8,231
2001                                       7,344
2002                                       5,140
2003                                       3,905
2004                                       3,004
Thereafter                                 3,749
------------------------------------------------
                                         $31,373
================================================

Lease Agreement - The Company has entered into a $26.7 million operating lease agreement for an office facility in Alpharetta, Georgia. The initial term of the lease is ten years at which time the Company has the following three options: to renew for an additional five years, to purchase at original cost, or to remarket the property.

Change in Control Provisions in Employment Agreements - The Company has entered into employment agreements with certain executive officers which provide severance pay and benefits in the event of a "change in control" of ChoicePoint. At December 31, 1999, the maximum contingent liability under the agreements or plans was approximately $30.4 million. In addition, the Company's restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested.

Litigation - A limited number of lawsuits seeking damages are brought against the Company each year. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, liquidity, or results of operations. The accrued liability for litigation at December 31, 1999 and 1998 was $1.9 million and $2.8 million respectively, and is included in other current liabilities in the accompanying consolidated balance sheets.

note 11  Unusual Items

Unusual items of $1.6 million in 1999 relate primarily to asset impairments of $732,000, severance costs of $451,000, and other one-time costs of $400,000. Unusual items of $3.8 million in 1998 include $2.1 million for the write-down of a noncompete agreement and $1.7 million for the write-down of certain software and database assets and severance expenses. Unusual items of $6.2 million in 1997 include approximately $1.8 million of charges related to Spinoff expenses and approximately $4.4 million for write-downs of certain assets in the Company's labor intensive field business and its commercial P&C software company. All accruals associated with unusual items have been utilized as of December 31, 1999.

Notes to Consolidated Financial Statements
ChoicePoint


note 12  Segment Disclosures

ChoicePoint operates in two reportable segments: Insurance Services ("Insurance") and Business & Government Services ("B&G"). See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Revenue and operating income for the years ended December 31, 1999, 1998, and 1997 for the two service groups were as follows:

                           December 31, 1999                      December 31, 1998                    December 31, 1997
                  ------------------------------------    -----------------------------------   -----------------------------------
                                           Operating                              Operating                             Operating
                                             Income                                 Income                                Income
                                             Before                                 Before                                Before
                              Operating   Acquisition                 Operating  Acquisition                Operating  Acquisition
(In thousands)    Revenue      Income     Amortization    Revenue      Income    Amortization    Revenue     Income    Amortization
-----------------------------------------------------------------------------------------------------------------------------------

Insurance         $264,834    $ 100,475     $ 103,500     $246,463    $ 86,092     $ 88,817     $214,386    $ 72,908     $ 76,660
B&G                164,958       13,670        26,093      103,488       5,486       14,170       80,193       5,555       12,333
Divested and
  Discontinued         351         (855)         (855)      56,524       1,199        1,199      122,742       6,410        6,410
Corporate               --      (33,619)      (33,619)          --     (27,611)     (27,611)          --     (32,587)     (32,587)
Unusual items
  (Note 11)             --       (1,583)       (1,583)          --      (3,758)      (3,758)          --      (6,209)      (6,209)
-----------------------------------------------------------------------------------------------------------------------------------
Total             $430,143    $  78,088     $  93,536     $406,475    $ 61,408     $ 72,817     $417,321    $ 46,077     $ 56,607
===================================================================================================================================

         Corporate expenses represent costs of support functions, incentives, and profit sharing that benefit both segments. Acquisition amortization includes goodwill and other intangible amortization related to acquisitions.

         Depreciation and amortization for the years ended December 31, 1999, 1998, and 1997 were as follows:

(In thousands)
December 31,           1999         1998         1997
-----------------------------------------------------
Insurance           $15,260      $14,046      $13,592
B&G                  20,217       14,247       12,525
Divested and
  Discontinued           45          804        1,521
Corporate             2,391        1,935           --
-----------------------------------------------------
Total               $37,913      $31,032      $27,638
=====================================================

         ChoicePoint's balance sheets are generally managed on a consolidated basis and therefore it is impracticable to report assets by segment. Substantially all of the Company's operations are located in the United States and no one customer represents more than 10% of total operating revenue.

note 13  Pro Forma Consolidated
         Financial Data (Unaudited)

The following unaudited pro forma consolidated net income and pro forma earnings per share present the consolidated results of operations of ChoicePoint assuming that the Spinoff had been completed as of the beginning of 1997. Historical earnings per share prior to 1997 are not presented since the companies that comprise ChoicePoint were majority owned subsidiaries of Equifax or one of its affiliates, and were recapitalized as part of the Spinoff.

         The information presented below is not necessarily indicative of the results that could have been achieved by ChoicePoint as an independent company or of results which may occur in the future.

(In thousands, except per share data)                   1997
------------------------------------------------------------
Historical net income                               $ 28,944
Pro forma adjustments - net of taxes:
  Reversal of interest expense from Equifax(a)         2,165
  Incremental interest expense(b)                     (2,589)
------------------------------------------------------------
Pro forma net income                                $ 28,520
------------------------------------------------------------
Pro forma weighted average shares - basic(c)          29,190
------------------------------------------------------------
Pro forma earnings per share - basic                $    .98
------------------------------------------------------------
Pro forma weighted average shares - diluted(c)        29,782
------------------------------------------------------------
Pro forma earnings per share - diluted              $    .96
============================================================

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

(c) Pro forma weighted average shares outstanding prior to the Spinoff is based on the number of ChoicePoint shares issued and outstanding, including restricted stock, on the date of the Spinoff (August 7, 1997) adjusted for the 1999 stock split (Note 8). The pro forma weighted average shares - diluted also include the dilutive effect of stock options.

note 14 Quarterly Financial Summary (Unaudited)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 1999 and 1998:

 (In thousands, except per share data)        First Quarter     Second Quarter    Third Quarter     Fourth Quarter         Total
----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
REVENUE                                          $  99,684         $ 107,979         $ 110,513         $ 111,967         $ 430,143
OPERATING INCOME                                    15,837            19,136            21,163            21,952            78,088
NET INCOME                                           8,955             9,204            10,316            10,914            39,389
EARNINGS PER SHARE - DILUTED                           .30               .31               .34               .36              1.30

Year Ended December 31, 1998
Revenue                                          $  94,550         $ 106,702         $ 101,887         $ 103,336         $ 406,475
Operating income                                    15,010            16,484            16,242            13,672            61,408
Net income                                           7,578             8,312             8,188            11,341            35,419
Earnings per share - diluted                           .25               .27               .28               .38              1.18
==================================================================================================================================

         Operating income in the first quarter of 1999 was reduced by $1.6 million of charges for unusual items (Note 11). The gain on sale of the business unit (Note 4), largely offset by the unusual items discussed above, positively impacted net income in the first quarter of 1999. The net effect of these two items on the 1999 first quarter net income was $549,000 or $.02 per share. Operating income decreased in the fourth quarter of 1998 due to $3.8 million of charges for unusual items (Note 11). The gain on the sale of a business unit (Note 4), largely offset by the unusual items discussed above, positively impacted net income in the fourth quarter of 1998. The net effect of these two items on the 1998 fourth quarter net income was $3.0 million or $.10 per share.

note 15 Subsequent Events

In January 2000, the Company acquired Statewide Data Services, Inc., a provider of direct marketing services to the property and casualty insurance market, and National Safety Alliance, Incorporated, a third-party administrator of drug tests. Total purchase price of the acquisitions was approximately $76.0 million plus acquisition costs and working capital adjustments. The acquisitions will be accounted for as purchases.

         In February 2000, the Company entered into a definitive purchase agreement with DBT Online, Inc. ("DBT") to acquire all of the outstanding capital stock of DBT with newly issued shares of ChoicePoint common stock in a transaction to be accounted for as a pooling-of-interests. Per the agreement, DBT shareholders will receive 0.525 shares of ChoicePoint stock for every share of DBT. The Company estimates that approximately 11 million shares of new ChoicePoint stock will be issued. The agreement, which is subject to shareholder approval and regulatory reviews, is expected to be effective sometime in the second quarter of 2000.

Shareholder Information
ChoicePoint


General Information

For more information about ChoicePoint, our products and services, employment opportunities, and current events at the Company, call us at 770-752-6000 or visit our website at: http://www.choicepoint.net

Investor Information

To obtain copies of the Company's Form 10-K, Form 10-Q or quarterly earnings releases, please contact:

Kelly McLoughlin

Investor Relations
investors@choicepoint.net

ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, Georgia 30005
or call 770-752-4050

Financial reports can also be accessed on our website at http://www.choicepoint.net

Analyst Coverage

ABN-Amro Incorporated; CIBC World Markets Corp.;
Cochran Caronia Securities, Inc.; Raymond James &
Associates, Inc.; SunTrust Equitable Securities; The
Robinson-Humphrey Company, LLC; Tucker Anthony
Cleary Gull; U.S. Bancorp Piper Jaffray Inc.; Warburg Dillon
Read LLC

Market Information

ChoicePoint shares began regular trading on the New York Stock Exchange on August 8, 1997 under the symbol CPS. As of March 1, 2000, the approximate number of shareholders of record was 4,947 for common stock. No cash dividends have been paid. The Company does not anticipate paying any cash dividends on its common stock in the near future.

Quarterly Activity

ChoicePoint opened trading on August 8, 1997 at $17.88. High and low sales prices for each quarter since trading began follow.

Stock prices have been adjusted for a two-for-one stock split effective in November 1999.


1997                                                                 High           Low
--------------------------------------------------------------------------------------------
Third quarter(*)                                                    $19.31        $15.38
Fourth quarter                                                       24.06         17.50
(*)Includes third quarter since the Spinoff

1998                                                                 High           Low
--------------------------------------------------------------------------------------------
First quarter                                                       $28.25        $20.88
Second quarter                                                       29.38         23.66
Third quarter                                                        25.25         18.69
Fourth quarter                                                       32.25         20.50

1999                                                                 High           Low
--------------------------------------------------------------------------------------------
First quarter                                                       $32.09        $22.69
Second quarter                                                       34.13         24.00
Third quarter                                                        35.63         29.50
Fourth quarter                                                       41.94         30.19

Independent Public Accountants
Arthur Andersen LLP
Atlanta, Georgia

Transfer Agent and Registrar
SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, Georgia 30302

Trademarks

ChoicePoint, its logo, ChoicePoint Link, Vendor Screen, Qualifier.net, SearchPointe, IntroScan, ChoiceDocs, and Intellisys are trademarks of ChoicePoint Inc.


                                                                             39