Form 10-K, Exhibit 13
period 2000-12-31
CHOICEPOINT INC
filed 2001-03-30
CIK 1040596

                                                                      EXHIBIT 13

ChoicePoint
2000 Annual Report

FINANCIAL HIGHLIGHTS*

(In thousands, except per share and
employee data)                                          2000        1999        1998        1997        1996
                                                      --------    --------    --------    --------    --------
Revenue                                               $593,533    $507,858    $466,132    $460,661    $390,970

FINANCIAL INFORMATION EXCLUDING MERGER-RELATED
COSTS, UNUSUAL ITEMS AND GAIN ON SALE:
Operating income                                       119,002      83,157      72,850      60,067      48,423
Net income                                              64,402      42,179      39,380      30,672      23,720
EPS, diluted **                                           1.02        0.69        0.65        0.52         N/A

FINANCIAL INFORMATION INCLUDING MERGER-RELATED
COSTS, UNUSUAL ITEMS AND GAIN ON SALE:
Operating income                                        90,053      80,757      69,092      53,858      48,423
Net income                                              43,822      42,197      42,315      35,045      23,720
EPS, diluted **                                           0.69        0.69        0.70        0.59         N/A

Total assets                                           704,439     667,780     623,165     442,126     328,306
Long-term debt, less current
maturities                                             141,638     187,195     191,697      95,457       4,124

Total shareholders' equity                             401,069     319,309     243,465     204,328     215,259
EBITDA***                                              172,621     131,745     112,522      93,744      70,212
Employees (full-time equivalents)                        4,200       4,000       3,800       3,900       4,800

         *All financial information has been restated to reflect the merger of ChoicePoint and DBT Online, Inc., which has been accounted for as a pooling of interests, and the stock splits effective November 24, 1999, and March 7, 2001. See Management's Discussion and Analysis of Financial Results for further details.

         **Historical EPS for 1996 is not presented since the companies that comprise ChoicePoint were majority-owned subsidiaries of Equifax Inc. or one of its affiliates and were recapitalized as part of the Spinoff. EPS for 1997 assumes pro forma diluted shares outstanding of 59.2 million due to the Spinoff in August 1997.

         ***EBITDA represents earnings before interest, taxes, depreciation and amortization, excluding merger-related costs, unusual items and gain on sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), is a leading provider of identification and credential verification services for making smarter decisions in today's fast-paced world. ChoicePoint's businesses are focused on two primary markets - Insurance Services and Business & Government Services. The Insurance Services group provides information products and services used in the underwriting, claims and marketing processes by property and casualty and life insurers. The Business & Government Services group provides information products and services and direct marketing primarily to Fortune 1000 corporations and federal, state and local government agencies.

         On May 16, 2000, ChoicePoint completed a merger (the "Merger") with DBT Online, Inc. ("DBT"). The Merger has been accounted for as a pooling of interests, and accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of DBT.

RESULTS OF OPERATIONS

Revenue and operating income for the years ended December 31, 2000, 1999 and 1998 were as follows:

(In thousands)
Year Ended December 31                                   2000          1999          1998
                                                      ----------    ----------    ----------
Revenue:
Insurance Services                                    $  294,752    $  255,814    $  236,619
Business & Government Services                           292,417       236,454       156,509
Royalty                                                    6,364         6,219         6,636
Divested and discontinued product lines                       --         9,371        66,368
                                                      ----------    ----------    ----------
Revenue                                               $  593,533    $  507,858    $  466,132
                                                      ----------    ----------    ----------
Operating income:
Insurance Services                                    $  113,386    $   95,585    $   81,949
Business & Government Services                            45,315        13,673         9,267
Royalty                                                    3,804         3,483         3,903
Divested and discontinued product lines                       --         4,035         5,342
Corporate and shared expenses                            (43,503)      (33,619)      (27,611)
                                                      ----------    ----------    ----------
Operating income before merger-related
   costs and unusual items                               119,002        83,157        72,850
Merger-related costs and unusual items                   (28,949)       (2,400)       (3,758)
                                                      ----------    ----------    ----------
Operating income                                      $   90,053    $   80,757    $   69,092
                                                      ----------    ----------    ----------

REVENUE

The Company's revenue grew 17% and 9% in 2000 and 1999, respectively. CONSOLIDATED INTERNAL REVENUE GROWTH, which excludes the effect of revenue from purchased acquisitions and divestitures, was approximately 13% in 2000 and 1999. Revenue growth in 2000 resulted primarily from strong unit increases across the majority of product lines. Insurance Services' revenue from personal lines and the commercial software business and Business & Government Services' revenue from workplace solutions, public records and the direct marketing business exhibited strong growth in 2000; offset partially by the decline in laboratory testing volume as a result of the continuing effect of Triple-X legislation on the life insurance market (discussed in more detail on page 19). Excluding the effect of laboratory services, internal growth was 15% in 2000. Consolidated internal revenue growth in 1999 was primarily a result of strong performance in personal lines products and laboratory services.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME BEFORE MERGER-RELATED COSTS AND UNUSUAL ITEMS increased to $119.0 million in 2000 from $83.2 million in 1999 and $72.9 million in 1998. Acquisition amortization, which includes goodwill and other intangible amortization related to acquisitions, was $20.2 million in 2000, $17.1 million in 1999 and $12.3 million in 1998. Operating margins (excluding the effects of merger-related costs and unusual items) were 20% in 2000, 16.4% in 1999 and 15.6% in 1998. The improvement in margins from 1999 to 2000 was as a result of the strong revenue performance discussed above, cost synergies realized in the integration of DBT into the Company's public records business and continued focus on improving cost efficiencies. Consolidated operating income after merger-related costs and unusual items was $90.1 million in 2000, $80.8 million in 1999 and $69.1 million in 1998.

CORPORATE AND SHARED EXPENSES included in selling, general and administrative costs represent costs of support functions, research and development initiatives, incentives and profit sharing that benefit both Insurance Services and Business & Government Services. The increase to $43.5 million in 2000 from $33.6 million in 1999 and $27.6 million in 1998 is primarily due to the increase in compensation expense recognized under employee stock plans and incentives, additional research and development costs for e-commerce initiatives, the Company's corporate branding campaign and additional resources to support the growth of the Company.

MERGER-RELATED COSTS AND UNUSUAL ITEMS of $28.9 million in 2000 primarily relate to the Merger with DBT and asset impairments. Merger-related costs and unusual items of $2.4 million in 1999 relate primarily to costs incurred by DBT in DBT's merger with I.R.S.C., Inc. and asset impairments. Asset impairment write-downs included in unusual items in 1998 were $3.8 million (Note 10).

BUSINESS UNITS

ChoicePoint's businesses are focused on two primary markets - Insurance Services and Business & Government Services.

REVENUE FROM INSURANCE SERVICES was $294.8 million, $255.8 million and $236.6 million in 2000, 1999 and 1998, respectively. Insurance Services' major offerings include claims history data, motor vehicle records, credit information and marketing and modeling services to the personal lines property and casualty market; customized policy rating and issuance software and property inspections and audits to the commercial insurance market; and laboratory testing services and related technology solutions to the life and health insurance market.

In 2000, revenue from Insurance Services grew $38.9 million, or 15%, to $294.8 million, driven by strong unit performance in personal lines products and continued volume growth from the sales of WindowsTM-based products in the commercial software business. This growth was partially offset by a decline in laboratory services due to the continuing effect of Triple-X legislation on the life insurance market which was effective January 1, 2000. Triple-X is an insurance regulation dealing with reserve requirements for guaranteed premium term life insurance policies and was passed by most states as of January 1, 2000. This drove laboratory services volume significantly higher in the fourth quarter of 1999 and the first quarter of 2000.

During 2000, the Company acquired Statewide Data Services, Inc., Practical Computer Concepts, Inc. d/b/a Fraud Defense Network, VIS'N Service Corporation and RRS Police Records Management, Inc. Comparable internal growth in Insurance Services excluding these acquisitions and the divestiture of ChoicePoint Limited, the Company's United Kingdom-based insurance services division, was 10%. Excluding the effect of laboratory services, internal growth in Insurance Services was 14% over 1999. In 1999, revenue growth in personal line products and laboratory services was due to strong unit sales growth, the introduction of new laboratory testing alternatives and the impact of the Triple-X legislation.

Insurance Services had 2000 OPERATING INCOME of $113.4 million resulting in a RECORD OPERATING MARGIN of 38.5% during 2000, compared with 37.4% in 1999 and 34.6% in 1998, primarily as a result of the revenue growth discussed above and continued focus on improving cost efficiencies. Excluding acquisition amortization, operating margins were 40.1%, 38.5% and 35.8% in 2000, 1999 and 1998, respectively.

REVENUE FROM BUSINESS & GOVERNMENT SERVICES was $292.4 million, $236.5 million and $156.5 million in 2000, 1999 and 1998, respectively. Major offerings include pre-employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, uniform commercial code searches and filings, database marketing services and people and shareholder locator information services.

Revenue from Business & Government Services increased $56.0 million, or 24%, to $292.4 million in 2000, primarily due to strong volume growth in workplace solutions, public records and the direct marketing business. During 2000, NSA Resources, Inc., Cat Data Group, LLC and Drug Free Consortium, Inc. were acquired. Comparable internal revenue growth for Business & Government Services excluding these acquisitions was 16% over the prior year. In 1999, overall revenue growth was primarily a result of acquisitions and strong volume growth in workplace solutions and public records.

Business & Government Services had record OPERATING INCOME in 2000 of $45.3 million resulting in an OPERATING MARGIN of 15.5% during 2000 compared with 5.8% in 1999 and 5.9% in 1998, primarily as a result of the revenue growth discussed above and cost synergies realized in the integration of DBT into the Company's public records business. Excluding acquisition amortization, operating margins were 20.8%, 11.7% and 12.0% in 2000, 1999 and 1998, respectively.

ROYALTY REVENUE FROM LASER TECHNOLOGY PATENTS held by the Company increased slightly to $6.4 million in 2000 from $6.2 million in 1999 and down from $6.6 million in 1998 due to the expiration of patents. The remaining patents underlying this revenue expire between November 2004 and May 2005 (Note 3).

DIVESTED AND DISCONTINUED PRODUCT LINES include the operating results from ChoicePoint Limited, the Company's United Kingdom-based insurance division sold in January 2000, and the life and health insurance field underwriting services and insurance claim investigation services sold in December 1998 (Note 4).

GAIN ON SALE, INTEREST EXPENSE AND INCOME TAXES

In the first quarter of 1999, an additional pretax gain on the December 1998 sale of certain field businesses of $2.5 million was recorded in connection with the prepayment of a note receivable and repurchase of warrants issued by PMSI Services, Inc. in the transaction (Note 4).

INTEREST EXPENSE was $11.7 million, $9.5 million and $5.4 million in 2000, 1999 and 1998, respectively. Interest expense for 2000, 1999 and 1998 is net of interest income from short-term investments of $882,000, $1.7 million and $2.3 million, respectively. Interest expense for 1999 is also net of $431,000 of interest income from the PMSI Services, Inc. note receivable and warrants prior to the prepayment and repurchase made in March 1999 (Note 4).

ChoicePoint's overall effective tax rates were 40.0% (44.0% including the effect of merger-related costs and unusual items) in 2000, 42.8% in 1999 and 41.6% in 1998. The decrease in effective tax rates from 1999 to 2000 is primarily due to implementation of state and local tax planning initiatives.

FINANCIAL CONDITION AND LIQUIDITY

CASH PROVIDED BY OPERATIONS increased from $101.7 million in 1999 to $110.2 million in 2000. This increase was primarily attributable to the increase in net income, as adjusted for depreciation and amortization and decreased accounts receivable. During 2000, ChoicePoint continued to invest in future growth and used $110.4 million for acquisitions, $14.5 million for property and equipment and $16.5 million for other asset additions (primarily software developed for internal use, purchased data files, software and software developed for external use). In 1999, ChoicePoint used $87.8 million for investing activities, including $43.9 million for acquisitions, $33.6 million for additions to other assets and $18.7 million for additions to property and equipment. The Company anticipates CAPITAL EXPENDITURES in the range of $45 million to $50 million in 2001, which will be used primarily for the development of a new public records technology platform, system upgrades and other assets, including capitalized software development, purchased data files and software.

The Company's SHORT-TERM AND LONG-TERM LIQUIDITY depends primarily upon its level of net income and working capital management (accounts receivable, accounts payable, accrued expenses) and long-term debt. In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks (Note 5). Borrowings under the Credit Facility decreased from $184.0 million at December 31, 1999 to $139.0 million at December 31, 2000 due primarily to positive cash flows from operations. ChoicePoint may use additional borrowings under the Credit Facility to finance acquisitions and for general corporate cash requirements. ChoicePoint may also utilize lines of credit with two banks for overnight borrowings; however, no such borrowings were outstanding at December 31, 2000 or 1999.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA") EXCLUDING MERGER-RELATED COSTS AND UNUSUAL ITEMS increased $40.9 million, or 31%, to $172.6 million for 2000. EBITDA margins increased from 25.9% in 1999 to a record 29.1% in 2000 due to ChoicePoint's strong operating performance. The Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because such data is used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a company's ability to service debt. EBITDA is not presented as a substitute for income from operations, net income or cash flows from operating activities.

INTEREST EXPENSE was $11.7 million in 2000, $9.5 million in 1999 and $5.4 million in 1998. Interest expense includes interest on the revolving Credit Facility discussed above. ChoicePoint has entered into two interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term obligations (Note 5).

ECONOMIC VALUE ADDED ("EVA") measures the value created in excess of the cost of capital used to run the business. The Company uses EVA as a performance measure to make operational, capital and compensation decisions. EVA increased $14.4 million in 2000 due primarily to strong operating results. EVA includes a charge for "pooling goodwill" related to the Merger of approximately $32.5 million.

The Company uses cash generated to invest in growing the business and to fund acquisitions and operations. Therefore, no cash dividends have been paid and the Company does not anticipate paying any cash dividends on its common stock in the near future.

SUBSEQUENT EVENTS

The Company acquired BTi Employee Screening Services, Inc., an experienced pre-employment background screening organization, and ABI Consulting, Inc., a third-party administrator of employee drug testing programs, in January 2001. The total purchase price of the acquisitions was approximately $25.0 million plus acquisition costs and working capital adjustments. The acquisitions will be accounted for as purchases.

On January 31, 2001, ChoicePoint announced a three-for-two stock split in the form of a stock dividend effective March 7, 2001 for shareholders of record as of February 16, 2001. Share and per share data for all periods presented have been adjusted to reflect the split.

NEW ACCOUNTING PRONOUNCEMENT

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 138 that amends the accounting and reporting of derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133") to exclude, among other things, contracts for normal purchases and sales. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company will be required to adopt SFAS No. 133 in 2001. Management has evaluated the effect of this statement on the Company's derivative instruments which are its interest rate swaps designated as hedges against its long-term obligations. Due to the effectiveness of the swaps, the impact of such adjustments to fair value is expected to be reported in other comprehensive income with no material impact to net income.

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made by or on behalf of the Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result," "are expected to," "we anticipate," "we estimate," "we project," or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors: demand for the Company's services, product development, maintaining acceptable margins, ability to control costs, the impact of federal, state and local regulatory requirements on the Company's business, specifically the public records market and privacy matters affecting the Company; the impact of competition and the uncertainty of economic conditions in general. Additional information concerning these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2000. Readers are cautioned not to place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made, and the Company undertakes no obligation to publicly update these statements based on events that may occur after the date of this report.

REPORT OF MANAGEMENT

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

         The audit committee of the board of directors, consisting solely of outside directors, meets periodically with financial management, internal audit and the independent public accountants to review internal accounting controls and accounting, auditing and financial reporting matters.


/s/ Michael S. Wood                 /s/ David E. Trine
Chief Financial Officer             Treasurer and Corporate Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To ChoicePoint Inc.:

         We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. (a Georgia corporation) and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1999 and 1998 consolidated financial statements of DBT Online, Inc. and subsidiaries, a company acquired during 2000 in a transaction accounted for as a pooling of interests as discussed in Note 2. Such statements are included in the consolidated financial statements of ChoicePoint Inc. and reflect total assets of 20% as of December 31, 1999 and total revenue of 15% and 13% for each of the years in the two-year period ended December 31, 1999 of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DBT Online, Inc. and subsidiaries, is based solely on the report of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP
Atlanta, Georgia
February 16, 2001

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)
Year Ended December 31,                                 2000        1999        1998
                                                      --------    --------    --------

Revenue                                               $593,533    $507,858    $466,132
                                                      --------    --------    --------
Costs and expenses:
Cost of services                                       343,994     312,976     296,312
   Selling, general and administrative                 130,537     111,725      96,970
   Merger-related costs and unusual items               28,949       2,400       3,758
                                                      --------    --------    --------
     Total costs and expenses                          503,480     427,101     397,040
                                                      --------    --------    --------

Operating income                                        90,053      80,757      69,092
Gain on sale of businesses, net                             --       2,513       8,807
Interest expense, net                                   11,743       9,486       5,418
                                                      --------    --------    --------

Income before income taxes                              78,310      73,784      72,481
Provision for income taxes                              34,488      31,587      30,166
                                                      --------    --------    --------
Net income                                            $ 43,822    $ 42,197    $ 42,315
                                                      ========    ========    ========

Earnings per share - basic (Notes 3 and 7)            $   0.73    $   0.72    $   0.72
   Weighted average shares - basic                      59,871      58,596      58,511

Earnings per share - diluted (Notes 3 and 7)          $   0.69    $   0.69    $   0.70
   Weighted average shares - diluted                    63,104      61,193      60,462

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par values)
December 31,                                                                                    2000           1999
---------------------------------                                                             ----------    ----------
Assets
Current assets:
   Cash and cash equivalents                                                                  $   44,909    $   73,101
   Accounts receivable, net of allowance for doubtful accounts of $5,787 in 2000 and
     $4,670 in 1999                                                                              109,709       111,459
   Short-term investments                                                                             --        16,500
   Deferred income tax assets                                                                      7,788         8,595
   Other current assets                                                                           15,923        13,508
                                                                                              ----------    ----------
     Total current assets                                                                        178,329       223,163

Property and equipment, net                                                                       68,792        70,391
Goodwill, net                                                                                    370,232       284,123
Deferred income tax assets                                                                        10,244        13,582
Other                                                                                             76,842        76,521
                                                                                              ----------    ----------
Total Assets                                                                                  $  704,439    $  667,780
                                                                                              ==========    ==========

Liabilities and Shareholders' Equity
Current liabilities:
   Short-term debt and current maturities of long-term debt                                   $      638    $      595
   Accounts payable                                                                               31,123        34,738
   Accrued salaries and bonuses                                                                   29,919        20,902
   Other current liabilities                                                                      44,659        50,637
                                                                                              ----------    ----------
     Total current liabilities                                                                   106,339       106,872

Long-term debt, less current maturities                                                          141,638       187,195
Postretirement benefit obligations                                                                45,844        47,782
Other long-term liabilities                                                                        9,549         6,622
                                                                                              ----------    ----------
     Total liabilities                                                                           303,370       348,471
                                                                                              ----------    ----------

Commitments and contingencies (Note 9) Shareholders' equity:
   Preferred stock, $.01 par value; 10,000 shares authorized, no shares issued or
     outstanding                                                                                      --            --
   Common stock, $.10 par value; shares authorized -100,000; issued - 61,566 in 2000
     and 60,165 in 1999                                                                            6,157         6,017
   Paid-in capital                                                                               258,796       221,382
   Retained earnings                                                                             147,626       103,804
   Cumulative other comprehensive income                                                             (92)         (476)
   Stock held by employee benefit trusts, at cost, 701 shares in 2000 and 1999                   (11,418)      (11,418)
                                                                                              ----------    ----------
Total shareholders' equity                                                                       401,069       319,309
                                                                                              ----------    ----------
Total Liabilities and Shareholders' Equity                                                    $  704,439    $  667,780
                                                                                              ==========    ==========

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                         Cumulative
                                                                                            Other      Stock Held
                                 Comprehensive    Common       Paid-in       Retained   Comprehensive  by Employee
(In thousands)                      Income        Stock        Capital       Earnings       Income    Benefit Trusts    Total
--------------                   -------------  ----------    ----------    ----------  ------------- --------------  ----------

Balance, December 31, 1997,
   as previously reported         $   28,913    $    4,392    $  109,727    $   13,744    $     (118)   $       --    $  127,745
DBT pooling of interests               6,101         1,482        69,553         5,548            --            --        76,583
                                  ----------
Comprehensive income                  35,014            --            --            --            --            --            --
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 1997,
   as restated                                       5,874       179,280        19,292          (118)           --       204,328

Net income                            42,315            --            --        42,315            --            --        42,315
Restricted stock plans, net               --            (6)        2,554            --            --            --         2,548
Stock options exercised                   --            17           760            --            --            --           777
Cost of shares repurchased                --            --            --            --            --        (9,918)       (9,918)
Other                                     --             2         3,471            --            --            --         3,473
Translation adjustments                  (58)           --            --            --           (58)           --           (58)
                                  ----------
Comprehensive income                  42,257            --            --            --            --            --            --
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 1998                           5,887       186,065        61,607          (176)       (9,918)      243,465

Net income                            42,197            --            --        42,197            --            --        42,197
Restricted stock plans, net               --             3         2,440            --            --            --         2,443
Stock options exercised                   --            48         6,029            --            --            --         6,077
Issuance of common stock for
   cash                                   --            78        24,003            --            --            --        24,081
Cost of shares repurchased                --            --            --            --            --        (1,500)       (1,500)
Other                                     --             1         2,845            --            --            --         2,846
Unrealized loss on
   short-term investments               (255)           --            --            --          (255)           --          (255)
Translation adjustments                  (45)           --            --            --           (45)           --           (45)
                                  ----------
Comprehensive income                  41,897            --            --            --            --            --            --
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 1999                           6,017       221,382       103,804          (476)      (11,418)      319,309

Net income                            43,822            --            --        43,822            --            --        43,822
Restricted stock plans, net               --            (6)          273            --            --            --           267
Stock options exercised                   --           146        30,844            --            --            --        30,990
Other                                     --            --         6,297            --            --            --         6,297
Change in unrealized net
   loss on investments                   255            --            --            --           255            --           255
Translation adjustments                  129            --            --            --           129            --           129
                                  ----------
Comprehensive income              $   44,206            --            --            --            --            --            --
                                  ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 2000                      $    6,157    $  258,796    $  147,626    $      (92)   $  (11,418)   $  401,069
                                  ==========    ==========    ==========    ==========    ==========    ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
December 31,                                                                      2000          1999          1998
--------------                                                                 ----------    ----------    ----------

Cash flows from operating activities:
   Net income                                                                  $   43,822    $   42,197    $   42,315
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                 53,619        48,588        39,672
     Provision for merger-related costs and unusual items                          28,949         2,400         3,758
     Gain on sale of businesses, net                                                   --        (2,513)       (8,807)
     Compensation recognized under employee stock plans, net                          239         2,134         3,059
     Stock issued for employee benefit plan                                            --           307           242
     Tax benefit of stock options exercised                                         6,297         1,681            --
     Changes in assets and liabilities, excluding effects of
       acquisitions and divestitures:
       Accounts receivable, net                                                     7,009         2,843        (2,923)
       Other current assets                                                        (5,276)        2,601        10,272
       Deferred income taxes                                                        4,145         3,402        (2,223)
       Current liabilities, excluding debt                                        (29,111)        1,610        (5,953)
       Other long-term liabilities, excluding debt                                    513        (3,560)        1,306
                                                                               ----------    ----------    ----------

Net cash provided by operating activities                                         110,206       101,690        80,718

Cash flows from investing activities:
   Acquisitions, net of cash acquired                                            (110,376)      (43,903)     (138,630)
   Payment of notes payable for acquisitions                                           --       (22,701)           --
   Cash proceeds from sale of businesses                                            1,500        22,000         1,000
   Proceeds from sales or maturities of short-term investments                     16,198         9,085        18,367
   Additions to property and equipment, net                                       (14,509)      (18,735)      (28,162)
   Additions to other assets, net                                                 (16,524)      (33,591)      (17,358)
                                                                               ----------    ----------    ----------

Net cash used by investing activities                                            (123,711)      (87,845)     (164,783)

Cash flows from financing activities:
   Proceeds from long-term debt                                                    75,000        30,000       115,042
   Payments on long-term debt                                                    (120,591)      (34,502)      (21,551)
   Net short-term borrowings                                                          (21)       (5,028)        5,104
   Proceeds from issuance of common stock                                              --        24,081            --
   Purchases of stock held by employee benefit trusts                                  --        (1,500)       (9,918)
   Proceeds from exercise of stock options                                         30,990         6,077           777
                                                                               ----------    ----------    ----------

Net cash (used) provided by financing activities                                  (14,622)       19,128        89,454
                                                                               ----------    ----------    ----------

Effect of foreign currency exchange rates on cash                                     (65)          (79)           47
                                                                               ----------    ----------    ----------
Net (decrease) increase in cash and cash equivalents                              (28,192)       32,894         5,436
Cash and cash equivalents, beginning of year                                       73,101        40,207        34,771
                                                                               ----------    ----------    ----------
Cash and cash equivalents, end of year                                         $   44,909    $   73,101    $   40,207
                                                                               ----------    ----------    ----------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 NATURE OF OPERATIONS

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company") is a leading provider of identification and credential verification services for making smarter decisions in today's fast-paced world. ChoicePoint's businesses are focused on two primary markets - Insurance Services and Business & Government Services.

         The Insurance Services group provides information products and services used in the underwriting, claims and marketing processes by property and casualty and life insurers. Major offerings to the personal lines property and casualty market include claims history data, motor vehicle records, credit information, marketing services and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and property inspections and audits to the commercial insurance market and laboratory testing services and related technology solutions to the life and health insurance market.

         The Business & Government Services group provides information products and services and direct marketing to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers and federal, state and local government agencies. Major offerings include pre-employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, Uniform Commercial Code searches and filings, database marketing services and people and shareholder locator information searches.

NOTE 2 BASIS OF PRESENTATION

ChoicePoint Inc. was established through the combination of the businesses that comprised the Insurance Services Group of Equifax Inc. ("Equifax") within a separate company and the subsequent spinoff on August 8, 1997 (the "Spinoff") of the Company's outstanding stock by Equifax as a stock dividend to the shareholders of Equifax.

         On May 16, 2000, ChoicePoint completed a merger (the "Merger") with DBT Online, Inc. ("DBT") by exchanging approximately 15.9 million shares (adjusted for stock split - Note 7) of its common stock for all of the common stock of DBT. Each share of DBT was exchanged for .525 shares of ChoicePoint common stock (pre-split). In addition, outstanding DBT stock options were converted at the same exchange ratio into options to purchase approximately 2.7 million shares of ChoicePoint common stock. DBT is a leading nationwide provider of online public records data and other publicly-available information. The Merger has been accounted for as a pooling of interests, and accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of DBT. There were no material transactions between ChoicePoint and DBT prior to the Merger. No material adjustments were required to conform the accounting policies of the two companies. The following information presents certain income statement data of ChoicePoint and DBT for the periods preceding the Merger.

(In thousands)             1999          1998
--------------          ----------    ----------

Net revenues
   ChoicePoint          $  430,143    $  406,475
   DBT                      77,715        59,657
                        ----------    ----------
                        $  507,858    $  466,132
                        ----------    ----------
Net income
   ChoicePoint          $   39,389    $   35,419
   DBT                       2,808         6,896
                        ----------    ----------
                        $   42,197    $   42,315
                        ==========    ==========

         As described in Note 10, fees and expenses related to the Merger and costs to integrate the combined companies were expensed in the second quarter of 2000.
         The consolidated financial statements include the accounts of ChoicePoint and its subsidiaries. All material transactions between entities included in the consolidated financial statements have been eliminated.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE AND EXPENSE RECOGNITION - ChoicePoint recognizes revenue when an agreement exists, prices are determinable, services and products are delivered and collectibility is reasonably assured. Revenues from software license and maintenance agreements are recognized in accordance with Statement of Position 97-2, "Software Revenue Recognition." Motor vehicle records registry revenue (the fee charged by states for motor vehicle records), material, shipping and postage charges in the Company's direct marketing business and other costs that are passed on by ChoicePoint to its customers ("pass-through revenue") are excluded from revenue and recorded as a reduction to cost of services in the consolidated financial statements. Pass-through revenue was $395.6 million in 2000, $393.0 million in 1999 and $317.3 million in 1998.

SHORT-TERM INVESTMENTS - In June 2000, the Company sold its remaining investments in state and municipal bonds that were classified as short-term investments available for sale as of December 31, 1999.

PROPERTY AND EQUIPMENT - Property and equipment at December 31, 2000 and 1999 consisted of the following:

(In thousands)
December 31,                                        2000          1999
                                                 ----------    ----------
Land, buildings, and improvements                $   35,254    $   30,321
Data processing equipment and furniture             129,815       118,977
Less accumulated depreciation                       (96,277)      (78,907)
                                                 ----------    ----------
                                                 $   68,792    $   70,391
                                                 ==========    ==========

         The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to eight years for data processing equipment and eight to ten years for furniture.

GOODWILL AND OTHER ASSETS - Except for mergers accounted for as poolings of interests, the Company accounts for all acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase. Goodwill is amortized on a straight-line basis over ten to 40 years. As of December 31, 2000 and 1999, accumulated amortization was $47.4 million and $34.0 million, respectively.

Other assets at December 31, 2000 and 1999 consisted of the following:

(In thousands)
December 31,                                                 2000        1999
--------------                                             --------    --------
Other acquisition intangibles, net                         $ 16,202    $ 17,511
System development and other deferred costs, net             46,923      45,666
Royalty patents, net                                          6,440       8,135
Other                                                         7,277       5,209
                                                           --------    --------
                                                           $ 76,842    $ 76,521
                                                           ========    ========

         Other acquisition intangibles include software, data files, technology, workforce and noncompete agreements and are being amortized on a straight-line basis over three to ten years. As of December 31, 2000 and 1999, accumulated amortization was $27.1 million and $23.8 million, respectively.

         For the years ended December 31, 2000 and 1999, approximately $9.8 million and $27.0 million, respectively, of costs of software developed for internal use were capitalized and are included in software development and other deferred costs. The amounts capitalized include certain direct costs, including independent contractor, payroll and interest costs. System development and other deferred costs are being amortized on a straight-line basis primarily over three to five years. As of December 31, 2000 and 1999, accumulated amortization was $35.7 million and $25.3 million, respectively.

         The Company owns a 62.5% interest in laser patent revenue relating to certain patents involving laser technology which expires between November 2004 and May 2005. Upon the expiration of the applicable patent, the Company loses its right to exclude others from exploiting the inventions claimed therein, and accordingly, the obligation of third parties to make royalty payments will cease.

DEPRECIATION AND AMORTIZATION EXPENSE - Depreciation and amortization expense for 2000, 1999, and 1998 consisted of the following:

(In thousands)
Year Ended December 31,                                 2000        1999        1998
-----------------------                               --------    --------    --------
Property and equipment                                $ 21,582    $ 21,482    $ 19,999
Goodwill                                                15,709      11,290       7,345
Other acquisition intangibles                            4,477       5,784       4,923
Royalty patents                                          1,695       1,695       1,695
System development and other deferred costs             10,156       8,337       5,710
                                                      --------    --------    --------
                                                      $ 53,619    $ 48,588    $ 39,672
                                                      ========    ========    ========

Impairment of Goodwill and Long-Lived Assets - The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill or other long-lived assets may warrant revision or may not be recoverable. When factors indicate that goodwill or other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill or other assets in measuring whether the goodwill or other assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value. For the year ended December 31, 2000, approximately $7.0 million of goodwill and other long-lived assets were written down to fair value and recognized as unusual items (Note 10).

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

CONSOLIDATED STATEMENTS OF CASH FLOWS - The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.

         The tax payments made by ChoicePoint and DBT (in 1999 and 1998) were approximately $25.4 million in 2000, $27.7 million in 1999 and $28.2 million in 1998.

         Interest paid on long-term debt totaled $12.7 million in 2000, $11.5 million in 1999 and $6.0 million in 1998.

         In 2000, 1999, and 1998, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows:

(In thousands)
Year Ended December 31,                       2000        1999        1998
                                            --------    --------    --------
Fair value of assets acquired               $119,667    $ 45,303    $162,154
Cash paid for acquisitions                   110,613      43,229     139,377
                                            --------    --------    --------
Liabilities assumed                         $  9,054    $  2,074    $ 22,777
                                            ========    ========    ========

         Included in the liabilities assumed above in 1998 were $22.7 million of short-term notes payable for acquisitions which were paid in January 1999.

Financial Instruments - The Company's financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates. In addition, the Company received a note receivable and warrants in conjunction with a 1998 divestiture (Note 4).

         Off-balance sheet derivative financial instruments at December 31, 2000 and 1999 consist of interest rate swap agreements (Note 5) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligations and lease agreements. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The Company does not enter into financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by the bank based on its internal valuation models, was $2.3 million at December 31, 2000.

NEW ACCOUNTING PRONOUNCEMENT

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 138 that amends the accounting and reporting of derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133") to exclude, among other things, contracts for normal purchases and sales. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company will be required to adopt SFAS No. 133 in 2001. Management has evaluated the effect of this statement on the Company's derivative instruments which are its interest rate swaps designated as hedges against its long-term obligations. Due to the effectiveness of the swaps, the impact of such adjustments to fair value is expected to be reported in other comprehensive income with no material impact to net income.

EARNINGS PER SHARE - Diluted earnings per share includes the dilutive effect of stock options (Note 7). In 2000, 1.2 million stock options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

Reclassifications - Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 4 ACQUISITIONS AND DIVESTITURES

ACQUISITIONS - During 2000, 1999, and 1998, the Company acquired 100% of the following businesses:

                                                                         Date
Business                                                               Acquired
--------                                                              ---------
Drug Free Consortium, Inc.                                            Dec. 2000
Cat Data Group, LLC                                                   Nov. 2000
VIS'N Service Corporation                                             Nov. 2000
RRS Police Records Management, Inc.                                   Oct. 2000
Practical Computer Concepts, Inc., d/b/a Fraud Defense Network        Mar. 2000
NSA Resources, Inc.                                                   Feb. 2000
Statewide Data Services, Inc.                                         Jan. 2000
DataMart, Inc.                                                        Nov. 1999
KnowX.com (acquired by DBT pre-merger)                               Sept. 1999
Informed (acquired by DBT pre-merger)                                Sept. 1999
Data Tracks Technology, Inc.                                          July 1999
Washington Document Service, Inc.                                      May 1999
WinShapes, Inc. (acquired by DBT pre-merger)                           May 1999
DATEQ Information Network, Inc.                                       Dec. 1998
EquiSearch Services, Inc.                                             Nov. 1998
Tyler-McLennon, Inc.                                                  Nov. 1998
Customer Development Corporation                                      Oct. 1998
Informus Corporation                                                  Oct. 1998
Application Profiles, Inc.                                            June 1998
Attest National Drug Testing, Inc.                                   April 1998
CDB Infotek (additional purchase bringing total to 100%)              Mar. 1998

         The acquisitions above were accounted for as purchases. In addition, the Company merged with DBT (Note 2) in 2000 and DBT merged with I.R.S.C., Inc. in 1999. These mergers were accounted for as poolings of interests.

         The 2000 acquisitions had an aggregate purchase price of $110.6 million, with $106.5 million allocated to goodwill and $3.3 million to intangible assets (primarily data files and software). Goodwill from the 2000 acquisitions is amortized on a straight-line basis over ten to 30 years and other intangible assets over three to five years.

         The 1999 acquisitions had an aggregate purchase price of $44.4 million, with $39.2 million allocated to goodwill and $1.9 million to intangible assets (primarily data files and software). Goodwill from the 1999 acquisitions is amortized on a straight-line basis over ten to 30 years and other intangible assets over five years.

         The 1998 acquisitions had an aggregate purchase price of $162.2 million, with $133.3 million allocated to goodwill and $10.1 million to other intangible assets (primarily technology, workforce, software and noncompete agreements). Goodwill from the 1998 acquisitions is amortized on a straight-line basis over 25 to 30 years and other intangible assets over five to ten years.

         Results of operations have been included in the consolidated statements of income from the dates of acquisition for all acquisitions accounted for under the purchase method. The pro forma effect of purchased acquisitions made in 2000 and 1999 is not material to the consolidated financial statements. If 1998 acquisitions had occurred on January 1, 1998, the unaudited pro forma revenue, net income and earnings per share - diluted would have been $515.1 million, $31.1 million and $0.51, respectively. This pro forma information includes $14.6 million ($8.6 million after-tax) of one-time expenses recorded by Customer Development Corporation prior to the acquisition for equity participation plans, which were paid as a result of the sale.

DIVESTITURES - In November 1998, the Company entered into a strategic partnership with Experian Limited (U.K.) leading to the sale of ChoicePoint Limited, the Company's United Kingdom-based insurance services division. The sale was completed in January 2000 with no material gain on the sale of the business.

         In December 1998, the Company sold its life and health insurance field underwriting services and insurance claim investigation services (collectively, the "field businesses") to PMSI Services, Inc. ("PMSI"). The field businesses were sold for approximately $23.0 million in a combination of cash of $1.0 million, a note receivable of $10.0 million and warrants of $12.0 million. In addition, the Company retained certain net assets, primarily accounts receivable. The warrants were discounted by $4.6 million at December 31, 1998. In December 1998, the Company recognized a pretax gain of $8.8 million on the sale of the field businesses, net of a loss on the planned sale of its payroll verification business. The pretax gain was net of transaction-related costs, including lease termination and personnel-related costs of $5.9 million that were accrued at the time of the divestiture. The loss related to the sale of its payroll verification business that was netted against the gain was $2.3 million.

         In March 1999, ChoicePoint received $22.0 million plus interest from PMSI for the prepayment of the note receivable and the repurchase of the warrants. As a result, ChoicePoint recognized an additional net pretax gain on the sale of $2.5 million. The net pretax gain includes the unamortized discount of $4.3 million less transaction-related costs, including lease termination, additional asset write-offs and personnel-related costs of $1.8 million. As of December 31, 2000, approximately $7.3 million has been charged against the total $7.7 million accrued transaction-related costs. The remaining accrual will primarily be used for future lease terminations.

NOTE 5 DEBT

Long-term debt at December 31, 2000 and 1999 was as follows:

(In thousands)
December 31,                                   2000          1999
--------------                              ----------    ----------

Credit facilities                           $  139,000    $  184,000
Other long-term debt                             2,345         2,475
Capital leases                                     931         1,315
                                            ----------    ----------
                                               142,276       187,790
Less current maturities                           (638)         (595)
                                            ----------    ----------
                                            $  141,638    $  187,195
                                            ==========    ==========

         In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300.0 million, subject to approval of the lenders. The commitment termination date and final maturity of the Credit Facility will occur in August 2002.

         Revolving loans under the Credit Facility bear interest at the following rates as applicable and selected by the Company from time to time: (1) the lender's base rate, (2) LIBOR plus the applicable margin, (3) the lender's cost of funds plus the applicable margin, and (4) the competitive bid rate offered by the syndicate lenders at their discretion. The applicable margins range from .16% to .45% per annum based on ChoicePoint's leverage ratio. The average interest rate based on the terms of the Credit Facility at December 31, 2000 and 1999 was 6.93% and 6.11%, respectively.

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

         ChoicePoint has entered into interest rate swap agreements (the "Swap Agreements") to reduce the impact of changes in interest rates on its floating rate long-term obligations. The Swap Agreements hedging these obligations have combined notional amounts of $125 million and $150 million at December 31, 2000 and 1999, respectively, and mature in August 2002. These Swap Agreements involve the exchange of variable rate for fixed rate payments and effectively change the Company's interest rate exposure to a weighted average fixed rate of 6.45%. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties.

         Scheduled maturities of long-term debt subsequent to December 31, 2000 are as follows: $638,000 in 2001, $139.5 million in 2002, $130,000 in 2003,
$140,000 in 2004, $145,000 in 2005 and $1.7 million thereafter. There were no short-term borrowings outstanding at December 31, 2000 or 1999.

NOTE 6 INCOME TAXES

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

(In thousands)
Year Ended December 31,                2000        1999        1998
-----------------------              --------    --------    --------

Current:
   Federal                           $ 26,642    $ 21,991    $ 26,145
   State                                3,508       3,492       4,719
   Foreign                                193       1,889       1,743
                                     --------    --------    --------
                                       30,343      27,372      32,607
Deferred:
   Federal                              2,606       3,570      (2,449)
   State                                1,475         657         294
   Foreign                                 64         (12)       (286)
                                     --------    --------    --------
                                        4,145       4,215      (2,441)
                                     --------    --------    --------
Total                                $ 34,488    $ 31,587    $ 30,166
                                     --------    --------    --------

The provision for income taxes is based upon income before income taxes as follows:

(In thousands)
Year Ended December 31,        2000        1999        1998
-----------------------      --------    --------    --------
United States                $ 77,744    $ 68,155    $ 68,057
Foreign                           566       5,629       4,424
                             --------    --------    --------
                             $ 78,310    $ 73,784    $ 72,481
                             ========    ========    ========

The provision for income taxes is reconciled with the federal statutory rate as follows:

Year Ended December 31,                          2000    1999    1998
------------------------------------             ----    ----    ----
Federal statutory rate                           35.0%   34.9%   34.9%
State and local taxes, net of
   federal tax benefit                            3.4     3.7     4.5
Tax effect resulting from foreign
   activities                                      --    (0.1)   (0.2)
Goodwill amortization                             2.8     3.0     2.1
Merger-related costs and unusual
   items                                          4.0      --      --
Other                                            (1.2)    1.3     0.3
                                                 ----    ----    ----
Overall effective rate                           44.0%   42.8%   41.6%
                                                 ====    ====    ====

Components of the Company's deferred income tax assets and liabilities at December 31, 2000 and 1999 are as follows:

(In thousands)
December 31,                                                2000        1999
--------------                                            --------    --------
Deferred income tax assets:
   Postretirement benefits                                $ 18,711    $ 19,984
   Reserves and accrued expenses                             7,788       8,595
   Employee compensation programs                            7,011       4,038
   Other                                                     3,746       4,160
                                                          --------    --------
                                                          $ 37,256    $ 36,777
Deferred income tax liabilities:
   Purchased software, data files, technology, and          (5,241)     (6,380)
     other assets
   Depreciation                                             (1,046)     (1,020)
   Deferred expenses                                        (7,677)     (5,019)
   Other                                                    (5,260)     (2,181)
                                                          --------    --------
                                                           (19,224)    (14,600)
                                                          --------    --------
Net deferred income tax assets                            $ 18,032    $ 22,177
                                                          --------    --------

NOTE 7 SHAREHOLDERS' EQUITY

STOCK SPLIT - On January 31, 2001, ChoicePoint announced a three-for-two stock split in the form of a stock dividend effective March 7, 2001 for shareholders of record as of February 16, 2001. On November 24, 1999, ChoicePoint effected a two-for-one stock split in the form of a stock dividend. Shareholders of record as of November 10, 1999 received one additional share of common stock for each share they held on the record date. Share and per share data for all periods presented have been adjusted to reflect the splits.

STOCK OPTIONS - Prior to the Spinoff, the ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was approved for ChoicePoint and ratified by the shareholders in 1999. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares and performance units for an aggregate of 12 million shares of ChoicePoint common stock. The Omnibus Plan requires options be granted at fair market value except the options granted as replacement options under the prior Equifax equity-based plans. In connection with the Merger (Note 2), outstanding stock options under the stock option plan maintained by DBT were assumed by the Company. Stock option transactions summarized below include amounts for the Omnibus Plan and the DBT plan using the Merger exchange rate of 0.525 (pre-split) for each DBT share under option. In 2000, options for 1.6 million shares were granted at fair market value under the Omnibus Plan and DBT plan prior to the Merger with a weighted average option price of $25.73.

         A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows:

                                                2000                          1999                          1998
                                    -----------------------------------------------------------------------------------------
December 31,                            Shares       Avg. Price       Shares       Avg. Price      Shares       Avg. Price
-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year             9,855,997         16.70       7,954,533        14.72       6,598,572       13.66
Granted                                1,561,668         25.73       3,109,497        23.43       2,149,725       16.48
Canceled                                (938,976)        21.87        (751,616)       21.98        (626,568)      12.93
Exercised                             (1,489,472)        23.71        (456,417)       15.72        (167,196)       5.53
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of year                   8,989,217         16.75       9,855,997        16.70       7,954,533       14.72
-----------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year             4,740,632         14.31       3,952,134        12.11       2,892,483       11.35
-----------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2000:

                                                      Options Outstanding                             Options Exercisable
                                ----------------------------------------------------------- ----------------------------------
                                                  Weighted Average
                                                Remaining Contractual    Weighted Average                   Weighted Average
Range of Exercise Prices           Shares           Life in Years         Exercise Price       Shares        Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
$ 0.01-$ 9.42                    1,917,964               4.3                  $ 5.38          1,917,964         $ 5.38
$12.92-$12.92                    1,627,358               6.8                   12.92          1,182,698          12.92
$14.58-$18.27                    1,387,264               7.1                   14.85            552,214          15.08
$18.58-$24.61                    1,799,146               8.1                   18.83            125,708          18.89
$25.38-$50.64                    2,257,485               8.0                   28.70            962,048          32.75

         Prior to the Spinoff, certain key officers of ChoicePoint were part of an Equifax deferred bonus plan. As of the Spinoff, the ChoicePoint officers were granted ChoicePoint restricted stock which preserved the economic benefit of the Equifax plans. Approximately 453,000 shares of restricted stock were granted, of which 270,000 shares are performance-based. Since the Spinoff, additional restricted shares have been granted, and as of December 31, 2000, 380,000 restricted shares were outstanding under the Omnibus Plan. The compensation cost charged against income for restricted stock plans was $4.0 million in 2000, $4.2 million in 1999 and $3.1 million in 1998.

PRO FORMA INFORMATION - The Company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table:

                                                 2000                        1999                        1998
                                      --------------------------------------------------------------------------------------
(In thousands, except per share data)        SFAS No. 123                SFAS No. 123                SFAS No. 123
Year Ended December 31,                 Reported     Pro forma      Reported     Pro forma     Reported      Pro forma
-----------------------------------------------------------------------------------------------------------------------------
Net income                               $43,822       $37,379       $42,197       $32,648       $42,315      $34,530
Earnings per share - basic                  0.73          0.62          0.72          0.56          0.72         0.59
Earnings per share - diluted                0.69          0.59          0.69          0.53          0.70         0.57
-----------------------------------------------------------------------------------------------------------------------------

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions. The use of ranges in prior years was necessitated by the Merger.


Year Ended December 31,                                  2000            1999            1998
---------------------------------------------------------------------------------------------------
Dividend yield                                            0%              0%              0%
Expected volatility                                      32%            30-51%          32-57%
Risk-free interest rate                                  6.6%          6.5-6.7%        5.6-6.5%
Expected life in years                                   6.02           5-5.6           5-5.3
Weighted average fair value of options granted         $11.09        $7.79-9.61      $5.65-7.27

SHAREHOLDER RIGHTS PLAN - On October 29, 1997, the Company's board of directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the ChoicePoint board of directors to fully represent shareholders' interests. Pursuant to the Rights Plan, the ChoicePoint board of directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's common stock as of November 14, 1997. The Rights will be represented by, and trade together with, the Company's common stock. The Rights will separate upon passage of time in certain events including the acquisition of 15% or more of the Company's common stock by a person or group of affiliated or associated persons ("Associated Persons"). The Rights will not become exercisable unless certain triggering events occur. Among the triggering events will be the acquisition of 20% or more of the Company's common stock by Associated Persons. Unless previously redeemed by the ChoicePoint board of directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint board of directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiation with the board of directors.

GRANTOR TRUSTS - ChoicePoint has established two grantor trusts totaling $11.4 million plus accumulated interest earnings. The funds in the grantor trusts are used to purchase ChoicePoint common stock in the open market as previously approved by the board of directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $11.4 million have been used to purchase 701,400 shares of ChoicePoint common stock, which are reflected as stock held by employee benefit trusts, at cost, in the December 31, 2000 and 1999 balance sheets. Approximately $623,000 and $587,000 of cash remain in the grantor trusts at December 31, 2000 and 1999, respectively, and are included in cash and cash equivalents in the accompanying consolidated balance sheets.

NOTE 8 EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN - ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee's contributions. The match made on eligible employee contributions for 2000, 1999 and 1998 was 55% in each year. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. DBT had a 401(k) plan ("DBT 401(k)") under which eligible employees could contribute up to 16% of their compensation. Under the DBT 401(k), DBT provided a match of 67% of employee contributions up to 4% of eligible compensation. Matching contributions were invested in DBT (pre-Merger) or Company (post-Merger) stock. The DBT 401(k) was frozen effective December 31, 2000. All eligible DBT employees will be able to contribute to the ChoicePoint 401(k) plan effective January 1, 2001. The expense for the 401(k) profit sharing plans was $4.4 million in 2000, $3.0 million in 1999 and $3.4 million in 1998.

As a result of the Spinoff, ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. In exchange for this obligation, Equifax made a capital contribution to ChoicePoint in the amount of $13.0 million and ChoicePoint's intercompany liability to Equifax was reduced accordingly. In 2000, 1999 and 1998, $1.7 million, $1.8 million and $2.0 million, respectively, was expensed in the Company's financial results and contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan.

DEFERRED COMPENSATION PLAN - ChoicePoint offers a deferred compensation plan to certain officers of the Company which is accounted for under the provisions of Emerging Issues Task Force ("EITF") 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." Under this plan, amounts earned by an officer may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The Company has made contributions to a Rabbi Trust which is solely invested in ChoicePoint stock. The EITF requires that the Company's stock be held in the trust and recorded at historical cost, the corresponding deferred compensation liability recorded at the current fair value of the officer's investment elections and the stock held in the Rabbi Trust classified as stock held by employee benefit trusts. The difference between the historical cost of the stock and the deferred compensation liability is recorded as expense in the period incurred. As of December 31, 2000, the Company has recorded a liability of $8.0 million related to this plan.

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

         The following table presents a reconciliation of the changes in the plan's benefit obligations and fair value of assets at December 31, 2000 and 1999:


(In thousands)
December 31,                                              2000           1999
--------------------------------------------------------------------------------
Change in benefit obligation:
   Obligation at beginning of year                      $ 42,397       $ 52,829
   Service cost                                              343            728
   Interest cost                                           3,217          3,308
   Actuarial gain                                         (4,863)        (9,742)
   Benefit payments                                       (4,357)        (4,726)
--------------------------------------------------------------------------------
   Obligation at end of year                              36,737         42,397
--------------------------------------------------------------------------------
   Change in plan assets:
   Fair value of plan assets at beginning of year                            -
                                                              -
   Employer contributions                                  4,357          4,726
   Benefit payments                                       (4,357)        (4,726)
--------------------------------------------------------------------------------
   Fair value of plan assets at end of year                   -              -
--------------------------------------------------------------------------------
Funded status:
   Funded status at end of year and net amount
     recognized                                          (36,737)       (42,397)
   Unrecognized prior service cost                        (6,543)        (8,084)
   Unrecognized gain                                      (6,164)          (901)
--------------------------------------------------------------------------------
   Net amount recognized                                 (49,444)       (51,382)
   Less current portion                                   (3,600)        (3,600)
--------------------------------------------------------------------------------
   Accrued benefit cost                                 $(45,844)      $(47,782)
--------------------------------------------------------------------------------

         The current portion is included in other current liabilities in the accompanying consolidated balance sheets.

         Net periodic postretirement benefit expense (income) includes the following components:


(In thousands)
Year Ended December 31,                                         2000         1999         1998
---------------------------------------------------------------------------------------------------
Service cost                                                    $  343       $  728       $  807
Interest cost on  accumulated benefit obligation                 3,217        3,308        3,886
Amortization of prior service cost                              (2,385)      (2,728)      (1,879)
Amortization of losses                                              -           262           -
Curtailment gain                                                    -        (2,146)          -
---------------------------------------------------------------------------------------------------
Net periodic postretirement benefit expense (income)
                                                               $ 1,175      $  (576)     $ 2,814
---------------------------------------------------------------------------------------------------

Due to the divesture of the field businesses in December 1998 (Note 4), a curtailment gain was recognized effective January 1, 1999 after participant benefit elections had been made.
         The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:


Year Ended December 31,                                         2000       1999      1998
---------------------------------------------------------------------------------------------------
Discount rate used to determine accumulated postretirement        8.00%     8.00%      6.75%
   benefit obligation at December 31
Initial health care cost trend rate                               8.50%     9.00%      9.50%
Ultimate health care cost trend rate                              6.00%     6.00%      6.00%
Year ultimate health care cost trend rate reached               2005       2005      2005
---------------------------------------------------------------------------------------------------

         If the health care cost trend rate were increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2000 would have increased 10.3%. The effect of such a change on the aggregate of service and interest cost for 2000 would have been an increase of 9.5%. If the health care cost trend rate were decreased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2000 would have decreased 8.1%. The effect of such a change on the aggregate of service and interest cost for 2000 would have been a decrease of 7.6%.
         The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

NOTE 9 COMMITMENTS AND CONTINGENCIES

LEASES - The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $15.9 million in 2000, $12.9 million in 1999 and $13.8 million in 1998.
         Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases, are as follows as of December 31, 2000:


(In thousands)
Year                               Amount
---------------------------------------------
2001                               $11,097
2002                                 9,119
2003                                 7,969
2004                                 6,920
2005                                 5,758
Thereafter                           7,281
---------------------------------------------
                                   $48,144
---------------------------------------------

CHANGE IN CONTROL PROVISIONS IN EMPLOYMENT AGREEMENTS - The Company has entered into employment agreements with certain executive officers which provide severance pay and benefits in the event of a "change in control" of ChoicePoint. At December 31, 2000, the maximum contingent liability under the agreements or plans was approximately $47.7 million. In addition, the Company's restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested in the event of a change in control.

LITIGATION - A limited number of lawsuits seeking damages are brought against the Company each year. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, liquidity or results of operations. In connection with the royalty patents held by the Company, the Company is from time to time involved in litigation with alleged infringers of the patents. The Company regards all such lawsuits as occurring in the ordinary course of business.

NOTE 10 MERGER COSTS AND UNUSUAL ITEMS

During the second quarter of 2000, the Company recorded merger-related costs and unusual items of $28.9 million. The categories of costs incurred and the accrued balances at December 31, 2000 are summarized below:


                                            Remaining Accrual at           2000          1999         1998
(In thousands)                                December 31, 2000          Expense       Expense       Expense
---------------------------------------------------------------------------------------------------------------
Transaction costs                       $   -                          $11,579       $   -         $   -
Personnel-related costs                 580                            3,780         -             838
Other merger integration costs          1,518                          3,629         817           -
Asset impairments                       -                              6,954         732           2,920
Nonmerger severance                     328                            2,353         451           -
Other one-time charges                  67                             654           400           -
---------------------------------------------------------------------------------------------------------------
                                        $2,493                         $28,949       $2,400        $3,758
===============================================================================================================


Transaction costs of approximately $11.6 million include investment banking, legal and printing fees and other costs directly related to the Merger. Personnel-related costs of approximately $3.8 million consist of benefit conversions and stay bonuses for services rendered through June 30, 2000 and severance. Other merger integration costs primarily include the elimination of duplicate data costs. Asset impairments of approximately $7.0 million represent the write-down of goodwill and other long-lived assets. 1999 other merger integration costs include merger-related costs incurred by DBT in DBT's merger with I.R.S.C., Inc. 1998 asset impairments include $2.1 million for the write-down of a noncompete agreement and $820,000 for the write-down of certain software and database assets.

NOTE 11 SEGMENT DISCLOSURES

ChoicePoint operates in two reportable segments: Insurance Services ("Insurance") and Business & Government Services ("B&G"). See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Revenue and operating income for the years ended December 31, 2000, 1999 and 1998 for the service groups were as follows:

                           December 31, 2000                   December 31, 1999                   December 31, 1998
------------------ ---------------------------------- ------------------------------------ -----------------------------------
                              Operating                           Operating                           Operating
                                Income                             Income                              Income
                                Before                             Before                              Before
                             Acquisition  Operating              Acquisition  Operating              Acquisition   Operating
(In thousands)     Revenue   Amortization   Income    Revenue   Amortization    Income    Revenue   Amortization    Income
------------------------------------------------------------------------------------------------------------------------------
Insurance          $294,752     $118,164   $113,386   $255,814     $ 98,610     $ 95,585   $236,619  $ 84,674      $ 81,949
B&G                 292,417       60,723     45,315    236,454       27,722       13,673    156,509    18,738         9,267
Royalty               6,364        3,804      3,804      6,219        3,483        3,483      6,636     3,903         3,903
Divested and
   Discontinued          -             -          -      9,371        4,035        4,035     66,368     5,414         5,342
Corporate and
   Shared                -       (43,503)   (43,503)         -      (33,619)     (33,619)         -   (27,611)      (27,611)
Merger-related
   costs and
   unusual items
   (Note 10)              -      (28,949)   (28,949)         -       (2,400)      (2,400)         -    (3,758)       (3,758)
------------------------------------------------------------------------------------------------------------------------------
Total              $593,533     $110,239   $ 90,053   $507,858     $ 97,831     $ 80,757   $466,132  $ 81,360      $ 69,092
------------------------------------------------------------------------------------------------------------------------------

         Corporate and shared expenses represent costs of support functions, research and development initiatives, incentives and profit sharing that benefit both segments. Acquisition amortization includes goodwill and other intangible amortization related to acquisitions.
         Depreciation and amortization for the years ended December 31, 2000, 1999 and 1998 were as follows:

(In thousands)
December 31,                          2000             1999              1998
-------------------------------------------------------------------------------------
Insurance                             $16,024          $14,014           $12,751
B&G                                   33,116           29,185            21,180
Royalty                               1,703            1,707             1,708
Divested and Discontinued             -                1,291             2,099
Corporate                             2,776            2,391             1,934
-------------------------------------------------------------------------------------
Total                                 $53,619          $48,588           $39,672
-------------------------------------------------------------------------------------

         ChoicePoint's balance sheets are generally managed on a consolidated basis, and therefore, it is impracticable to report assets by segment. Substantially all of the Company's operations are located in the United States, and no one customer represents more than 10% of total operating revenue.

NOTE 12 RELATED PARTY TRANSACTIONS

Invemed Associates, Inc. ("Invemed") prior to the Merger had, from time to time, provided financial advisory services to DBT, for which customary compensation has been paid. In connection with DBT's offering of shares in October 1999, Invemed performed certain investment banking services for DBT for which Invemed received fees of $4.0 million. The applicable portion of these fees was offset against the capital funds received by DBT for the offering. A director and shareholder of DBT (pre-Merger) and of the Company is Chairman of the Board, Chief Executive Officer and President of Invemed and is the principal shareholder of Invemed's parent company. Invemed has not performed any services for the Company since the Merger nor does the Company have any current plans to utilize its services in the future.

NOTE 13 QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 2000 and 1999:

(In thousands, except per share data)               First         Second        Third         Fourth
Year Ended December 31, 2000                       Quarter       Quarter       Quarter       Quarter        Total
----------------------------------------------------------------------------------------------------------------------
Revenue                                            $146,720      $148,486      $151,504      $146,823      $593,533
Operating income, excluding merger costs and         24,300        28,190        32,126        34,386       119,002
   unusual items
Operating income (loss)                              24,300          (759)       32,126        34,386        90,053
Net income (loss)                                    12,601        (5,778)       17,513        19,486        43,822
Earnings per share - diluted                            .20          (.10)          .28           .30           .69

Year Ended December 31, 1999
Revenue                                            $117,566      $127,219      $129,685      $133,388      $507,858
Operating income, excluding merger costs and         19,932        22,005        21,369        19,851        83,157
   unusual items
Operating income                                     18,349        21,188        21,369        19,851        80,757
Net income                                           10,905        10,859        10,279        10,154        42,197
Earnings per share - diluted                            .17           .19           .17           .16           .69
----------------------------------------------------------------------------------------------------------------------

         Operating income in the first quarter of 1999 was reduced by $1.6 million of charges for unusual items (Note 10). The gain on sale of the business unit (Note 4), largely offset by the unusual items discussed above, positively impacted net income in the first quarter of 1999. The net effect of these items on the 1999 first quarter net income was $527,000 or $.01 per share. Operating income decreased in the second quarters of 2000 and 1999 due to $28.9 million and $817,000 of charges for merger-related costs and unusual items (Note 10). The net effect of these items on the 2000 and 1999 second quarters net income
(loss) was $20.6 million or $.34 per share in 2000 and $509,000 or $.01 per share in 1999.

NOTE 14 SUBSEQUENT EVENTS

The Company acquired BTi Employee Screening Services, Inc., an experienced pre-employment background screening organization and ABI Consulting, Inc. a third-party administrator of employee drug testing programs, in January 2001. The total purchase price of the acquisitions was approximately $25.0 million plus acquisition costs and working capital adjustments. The acquisitions will be accounted for as purchases.

SHAREHOLDER INFORMATION

GENERAL INFORMATION

For more information about ChoicePoint, our products and services, employment opportunities and current events at the Company, call us at 770-752-6000 or visit our Web site at: http://www.choicepoint.net

INVESTOR INFORMATION

To obtain copies of the Company's Form 10-K, Form 10-Q or quarterly earnings releases, please contact:
John Mongelli
Investor Relations
investors@choicepoint.net

ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, Georgia 30005
or call 770-752-6171

Financial reports can also be accessed on our Web site at:
http://www.choicepoint.net

ANALYST COVERAGE

ABN-Amro Incorporated; Barrington Resources; Cochran Caronia Securities, LLC; Conning & Company; Raymond James & Associates, Inc.; The Robinson-Humphrey Company, LLC; U.S. Bancorp Piper Jaffray Inc.

MARKET INFORMATION

ChoicePoint shares began regular trading on the New York Stock Exchange on August 8, 1997 under the symbol CPS. As of March 1, 2001, the approximate number of shareholders of record was 4,632 for common stock. No cash dividends have been paid, and the Company does not anticipate paying any in the near future.

(CPS Listed/NYSE Logo)

QUARTERLY ACTIVITY

Stock prices have been adjusted for a two-for-one stock split effective November 24, 1999 and a three-for-two stock split effective March 7, 2001. ChoicePoint opened trading on August 8, 1997 at $11.92. High and low sales prices for each quarter since trading began follow.


1997                    High        Low
-------------------------------------------
Third quarter*          $12.87     $10.25
Fourth quarter           16.04      11.67

*Includes third quarter post Spinoff.

1998                    High        Low
-------------------------------------------
First quarter           $18.83     $13.92
Second quarter           19.59      15.77
Third quarter            16.83      12.46
Fourth quarter           21.50      13.67

1999                    High        Low
-------------------------------------------
First quarter           $21.39     $15.13
Second quarter           22.75      16.00
Third quarter            23.75      19.67
Fourth quarter           27.96      20.13

2000                    High        Low
-------------------------------------------
First quarter           $28.04     $22.00

Second quarter           30.33      21.67
Third quarter            32.25      26.67
Fourth quarter           44.67      28.17

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Atlanta, Georgia

TRANSFER AGENT AND REGISTRAR
SunTrust Bank,
P.O. Box 4625
Atlanta, Georgia 30302

TRADEMARKS
ChoicePoint and DBT Online are registered trademarks; the ChoicePoint logo, ChoiceTrust, Fraud Defense Network and Appraise are trademarks; and Debtor Discovery and Signal IVS are servicemarks of ChoicePoint Asset Company.