Form 10-K, Exhibit 13
period 2001-12-31
CHOICEPOINT INC
filed 2002-03-29
CIK 1040596

                                                                      EXHIBIT 13

A NOTE TO OUR SHAREHOLDERS


Just as ChoicePoint's products and services are designed to help customers use the power of information to make better business and personal decisions, this Annual Report is designed to help investors make better investment decisions. We're committed to providing Plain English answers to your questions - not simply in response to concerns in today's financial markets, but as part of a long-standing commitment to full disclosure.

         Let's talk first about the independence of public accountants. At ChoicePoint, the Board of Directors has placed strict limits on the amount and scope of non-audit work permitted by our Independent Public Accountants. We've previously disclosed two off-balance sheet items: a synthetic lease on our headquarters building and a financial tool that allows us to sell accounts receivables (funds owed us for products and services) without recourse. You'll find information on them and other commitments in the Management's
Discussion & Analysis and Notes sections.

         You'll also find information on the 20 acquisitions made during the 1999-2001 period in the Notes, as well as an extensive discussion of ChoicePoint's employee benefits, including the 401(k) Profit Sharing Plan. I'm proud that we have a high level of associate share ownership through the plan -- and that we offer a wide variety of investment options for retirement funds, only one of which is ChoicePoint Common Stock.

         As you consider our company's performance and prospects, I encourage every shareholder to review the group of outstanding business, finance, and social services leaders you've elected to ChoicePoint's Board of Directors to guide your company. I'm extremely proud of their accomplishments (in business and the community) and their commitment to the highest standards of corporate governance. They -- and all of us at ChoicePoint -- are committed to building shareholder value and trust in the years to come.


                               /s/ Derek V. Smith
                               ------------------------------------------------
                               DEREK V. SMITH
                               Chairman, President, and Chief Executive Officer


FINANCIAL HIGHLIGHTS*

(In thousands, except per share
and employee data)                              2001            2000           1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
Revenue                                        $655,967       $593,533       $507,858       $466,132       $460,661

FINANCIAL INFORMATION EXCLUDING
MERGER-RELATED COSTS, UNUSUAL ITEMS, AND
GAIN (LOSS) ON SALE:

Operating income                                148,370        119,002         83,157         72,850         60,067
Net income                                       83,138         64,402         42,179         39,380         30,672
EPS, diluted**                                     1.27           1.02           0.69           0.65           0.52

FINANCIAL INFORMATION INCLUDING
MERGER-RELATED COSTS, UNUSUAL ITEMS, AND
GAIN (LOSS) ON SALE:

Operating income                                119,508         90,053         83,270         77,899         67,896
Net income                                       50,334         43,822         42,197         42,315         35,045
EPS, diluted**                                     0.77           0.69           0.69           0.70           0.59

Total assets                                    832,392        704,439        667,780        623,165        442,126
Debt                                            158,816        142,276        187,790        192,217         96,050
Total shareholders' equity                      484,821        401,069        319,309        243,465        204,328
EBITDA***                                       207,882        172,621        131,745        112,522         93,744

Employees (full-time equivalents)                 4,200          4,200          4,000          3,800          3,900
-------------------------------------------------------------------------------------------------------------------

* All financial information has been restated to reflect the merger of ChoicePoint and DBT Online, Inc., which has been accounted for as a pooling of interests, and the stock splits paid in the form of stock dividends effective November 24, 1999 and March 7, 2001.

** EPS for 1997 assumes pro forma diluted shares outstanding of 59.2 million due to the spin-off in August 1997.

*** EBITDA represents earnings before interest, taxes, depreciation, and amortization, excluding merger-related costs, unusual items, and gain
         (loss) on sale of business.

                               [CHOICEPOINT LOGO]


FINANCIAL INFORMATION


                                    [PHOTO]


                                    [PHOTO]


Left to right:

MIKE WOOD
Chief Financial Officer

MIKE LAMBERT
Internal Audit

DAVID TRINE
Treasurer and
Corporate Controller


         Mike Wood, David Trine, and Mike Lambert (pictured above) lead
       ChoicePoint's finance and accounting team. In the following pages, you'll see additional members of ChoicePoint's leadership group.

Management's Discussion and Analysis                                  24

Report of Management                                                  31

Report of Independent Public Accountants                              31

Consolidated Statements of Income                                     32

Consolidated Balance Sheets                                           33

Consolidated Statements of Shareholders' Equity                       34

Consolidated Statements of Cash Flows                                 35

Notes to Consolidated Financial Statements                            36

Shareholder Information                                               49

Board of Directors and Elected Officers                               50


ChoicePoint is committed to full disclosure of its accounting policies as well as other administrative procedures within the Company. For instance, as of December 31, 2001, the only off-balance sheet assets or liabilities are a synthetic lease on the Company's headquarters building and a receivables facility to sell receivables without recourse. In addition, in August 2001, the Company entered into a financing arrangement for up to $52 million to finance the expansion of its headquarters facilities, which will be constructed during 2002. Similarly, ChoicePoint employees may direct their retirement funds to a variety of investment vehicles, only one of which is ChoicePoint stock. Shareholders who have any questions or concerns about corporate policies and disclosure are urged to contact the Company's Investor Relations office.

MANAGEMENT'S DISCUSSION AND ANALYSIS

ChoicePoint 2001 Annual Report


OVERVIEW

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), is the leading provider of identification and credential verification services which transform data into Actionable Intelligence. ChoicePoint is committed to the responsible use of information and the protection of personal privacy as fundamental planks of the Company's business model. ChoicePoint's businesses are focused on two primary markets - Insurance Services and Business & Government Services.

         The Insurance Services group provides information products and services used in the underwriting, claims, and marketing processes by property and casualty insurers. Insurance Services' major offerings include claims history data, motor vehicle records, credit information, and marketing and modeling services to the personal lines property and casualty market; and customized policy rating and issuance software and property inspections and audits to the commercial insurance market.

         The Business & Government Services group provides information products and services and direct marketing primarily to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, and federal, state, and local government agencies. Major offerings include pre-employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, Uniform Commercial Code searches and filings, database marketing services, and people and shareholder locator information services.


RESULTS OF OPERATIONS

Revenue and operating income for the years ended December 31, 2001, 2000, and 1999 were as follows:

(In thousands)

Year Ended December 31                            2001               2000              1999
---------------------------------------------------------------------------------------------
Revenue:
Insurance Services                              $ 297,640         $ 249,426         $ 206,659
Business & Government Services                    327,720           283,130           230,945
Royalty                                             6,808             6,364             6,219
Divested and discontinued
   product lines                                   23,799            54,613            64,035
---------------------------------------------------------------------------------------------
Revenue                                         $ 655,967         $ 593,533         $ 507,858
---------------------------------------------------------------------------------------------
Operating income:
Insurance Services                              $ 133,383         $ 107,798         $  85,036
Business & Government Services                     59,781            42,858            12,811
Royalty                                             4,400             3,804             3,483
Divested and discontinued
   product lines                                       84             8,045            15,446
Corporate and shared expenses                     (49,278)          (43,503)          (33,619)
---------------------------------------------------------------------------------------------
Operating income before
   merger-related costs,
   unusual items, and (loss)
   gain on sale of business                       148,370           119,002            83,157
Merger-related costs and
   unusual items                                  (18,009)          (28,949)           (2,400)
(Loss) gain on sale of businesses                 (10,853)               --             2,513
---------------------------------------------------------------------------------------------
Operating income                                $ 119,508         $  90,053         $  83,270
---------------------------------------------------------------------------------------------


                                    [PHOTO]


                                    [PHOTO]


Left to right:

JAMES LEE
Corporate Communications

DESLI WEBB QUINBY
Consumer Initiatives

RICK STEWART
EquiSearch

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

ChoicePoint 2001 Annual Report

               --------------------------------------------------------------------------------------------------------------------
               COMPARISON OF 2001 WITH 2000-CONSOLIDATED RESULTS            COMPARISON OF 2000 WITH 1999-CONSOLIDATED RESULTS
-----------------------------------------------------------------------------------------------------------------------------------
Revenue        The Company's revenue grew 11%, or $62.4 million, to         The Company's revenue grew 17%, or $85.7 million, to
               $656.0 million in 2001 from $593.5 million in 2000.          $593.5 million in 2000 from $507.9 million in 1999.
               Excluding revenue from our laboratory services               Consolidated internal revenue growth was 13% in 2000.
               business sold in August 2001 and discontinued product        Revenue growth in 2000 resulted primarily from strong
               lines in our Business & Government Services group,           unit increases across the majority of product lines.
               revenue grew 17%. Consolidated internal revenue              Insurance Services' revenue from personal lines and
               growth, which excludes the effect of revenue from            the commercial software business and Business &
               purchased acquisitions and divestitures, was 8% in           Government Services' revenue from WorkPlace
               2001. Revenue growth in 2001 resulted primarily from         Solutions, Public Records, and the Direct Marketing
               strong unit growth across our Insurance Services'            business exhibited strong growth in 2000, offset
               products and services and acquisitions in our                partially by the decline in laboratory testing volume
               Business & Government Services group.                        as a result of the continuing effect of Triple-X
                                                                            legislation on the life insurance market, which was
                                                                            passed by most states as of January 1, 2000.
                                                                            Excluding the effect of laboratory services, which
                                                                            was sold in August 2001, internal growth was 15% in
                                                                            2000.
-----------------------------------------------------------------------------------------------------------------------------------

Operating
Income         Consolidated operating income before merger-related          Consolidated operating income before merger-related
               costs, unusual items, and loss on sale of business           costs, unusual items, and gain on sale of
               increased 25%, or $29.4 million, to $148.4 million           business increased 43%, or $35.8 million, to $119.0
               in 2001 from $119.0 million in 2000. Operating               million in 2000 from $83.2 million in 1999.
               margins (excluding the effects of merger-related             Operating margins (excluding the effects of
               costs, unusual items, and loss on sale of business)          merger-related costs, unusual items, and gain on
               were 22.6% in 2001 compared to 20.0% in 2000. The            sale of business) were 20% in 2000 up from 16.4% in
               improvement in margins from 2000 to 2001 was                 1999. The improvement in margins from 1999 to 2000
               primarily due to the strong revenue performance              was a result of the strong revenue performance
               discussed above, cost synergies realized in the              discussed above, cost synergies realized in the
               integration of the Company's acquisitions, and our           integration of the Company's public records business
               continued focus on improving cost efficiencies.              and continued focus on improving cost efficiencies.

               Consolidated operating income after merger-related           Consolidated operating income after merger-related
               costs, unusual items, and loss on sale of                    costs, unusual items, and gain on sale of
               business was $119.5 million in 2001 and $90.1 million        business was $90.1 million in 2000 and $83.3 million
               in 2000. Merger-related costs and unusual items of           in 1999. Merger-related costs and unusual items of
               $18.0 million in 2001 and $28.9 million in 2000              $28.9 million in 2000 primarily relate to the merger
               primarily relate to the merger with DBT Online, Inc.         with DBT and asset impairments. Merger-related costs
               ("DBT") and asset impairments (see Note 10 to the            and unusual items of $2.4 million in 1999 relate
               Consolidated Financial Statements). The loss on sale         primarily to costs incurred by DBT in DBT's merger
               of business of $10.9 million in 2001 relates to the          with I.R.S.C., Inc. and asset impairments (see Note
               sale of the Company's laboratory services business           10 to the Consolidated Financial Statements). The
               in August 2001 (see Note 4 to the Consolidated               gain on sale of business of $2.5 million in 1999
               Financial Statements).                                       resulted from the prepayment of a note receivable
                                                                            and repurchase of warrants related to the sale of
                                                                            the Company's life and health insurance field
                                                                            services and insurance claim investigative services
                                                                            business ("the field businesses") in December 1998
                                                                            (see Note 4 to the Consolidated Financial
                                                                            Statements).
-----------------------------------------------------------------------------------------------------------------------------------

Interest
Expense        Interest expense, net decreased from $11.7 million           Interest expense, net increased to $11.7 million in
               in 2000 to $10.5 million in 2001. Lower interest             2000 from $9.5 million in 1999. Higher interest
               rates and lower average borrowings under the                 rates and lower interest income from short-term
               Company's credit facility, due to increased earn-            investments were responsible for the increase in
               ings and working capital management, were                    interest expense. Interest expense is net of
               responsible for the decrease in interest expense.            interest income from short-term investments of
               Interest expense in 2000 is also net of interest             $882,000 for 2000 and $1.7 million in 1999. Interest
               income from short-term investments of $882,000.              expense for 1999 is also net of $431,000 of interest
               ChoicePoint has entered into two interest rate swap          income from notes receivable and warrants related to
               agreements to reduce the impact of changes in                the sale of the field businesses.
               interest rates on its floating rate long-term
               obligations (see Note 5 to the Consolidated
               Financial Statements).
-----------------------------------------------------------------------------------------------------------------------------------

Income
Taxes          In 2001, the provision for income taxes was $58.7            In 2000, the provision for income taxes was $34.5
               million compared to $34.5 million in 2000. The               million compared to $31.6 million in 1999. The
               increase in the tax provision is primarily a result          increase in the tax provision is primarily a result
               of increased earnings and tax expense of $10.5               of increased earnings. ChoicePoint's overall
               million related to the sale of our laboratory                effective tax rates were 40.0% (44.0% including the
               services business. ChoicePoint's overall effective           effect of merger-related costs and unusual items) in
               tax rates were 39.7% (53.8% including the effect of          2000, down from 42.8% in 1999. The decrease in
               merger-related costs, unusual items, and loss on             effective tax rates from 1999 to 2000 is primarily
               sale of business) in 2001, down from 40.0% (44.0%            due to implementation of state and local tax
               including the effect of merger-related costs and            planning initiatives.
               unusual items) in 2000. The decrease in effective
               tax rates from 2000 to 2001 is primarily due to
               implementation of state and local tax planning
               initiatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

ChoicePoint 2001 Annual Report

BUSINESS SEGMENT RESULTS

Insurance Services

2001 vs. 2000

Revenue from Insurance Services grew $48.2 million, or 19%, to $297.6 million from $249.4 million in 2000, driven by continued strong unit performance, the introduction of new personal lines products, and continued growth in our commercial inspection, commercial software, and marketing businesses. During 2001, the Company acquired Insurity Solutions, Inc., a provider of Internet-based rating, underwriting, and policy-servicing tools, and disposed of its laboratory services business. Excluding these transactions, comparable internal revenue growth over 2000 was 17%. Insurance Services had 2001 operating income of $133.4 million, an increase of $25.6 million, or 24%, from $107.8 million in 2000. This resulted in a record operating margin of 44.8% during 2001, compared with 43.2% in 2000, primarily as a result of the revenue growth discussed above and continued focus on improving cost efficiencies.


                                    [PHOTO]


DON MCGUFFEY
Data Acquisition


2000 vs. 1999

In 2000, revenue from Insurance Services grew $42.8 million, or 21%, to $249.4 million, driven by strong unit performance in personal lines products and continued volume growth from the sales of Windows-based products in the commercial software business. In 2000, the Company acquired Statewide Data Services, Inc., Practical Computer Concepts, Inc. d/b/a Fraud Defense Network, VIS'N Service Corporation, and RRS Police Records Management, Inc. Comparable internal revenue growth in Insurance Services from 1999 to 2000, excluding these acquisitions and the divestitures of ChoicePoint Limited, the Company's United Kingdom-based insurance services division, and the laboratory services business was 14%. Operating income increased $22.8 million, or 27%, to $107.8 million in 2000, resulting in an operating margin of 43.2% during 2000, compared with 41.1% in 1999, primarily as a result of the revenue growth discussed above.


Business & Government Services
2001 vs. 2000

Revenue from Business & Government Services was $327.7 million in 2001, an increase of $44.6 million, or 16%, from $283.1 million in 2000. This revenue increase was primarily due to acquisitions made in 2001, tempered by general economic conditions which impacted our base business. During 2001, the Company acquired BTi Employee Screening Services, Inc., a pre-employment background screening organization; ABI Consulting, Inc., a third-party administrator of employee drug testing programs; The Bode Technology Group, Inc., a premier provider of DNA identification services; the pre-employment and drug testing businesses of Pinkerton's, Inc., a unit of Securitas AB of Sweden; Marketing Information & Technology, Inc., a provider of large-scale direct marketing systems for Fortune 500 clients; and certain assets of National Medical Review Offices, Inc., a large provider of medical review office services. There was no comparable internal revenue growth for Business & Government Services excluding these acquisitions for 2001 compared to 2000. Business & Government Services had operating income of $59.8 million in 2001, an increase of $16.9 million, or 39%, over the prior year, resulting in an operating margin of 18.2% during 2001 compared with 15.1% in 2000. This improvement was primarily the result of the cost synergies realized in the integration of the Company's acquisitions and aggressive cost control efforts.


2000 vs. 1999

In 2000, revenue increased $52.2 million, or 23%, to $283.1 million, primarily due to strong volume growth in WorkPlace Solutions, Public Records, and the Direct Marketing business. During 2000, NSA Resources, Inc., Cat Data Group, LLC, and Drug Free Consortium, Inc. were acquired. Comparable internal revenue growth for Business & Government Services excluding these acquisitions was 16% over the prior year. Business & Government Services had operating income in 2000 of $42.9 million, an increase of $30.0 million, or 235%, over the prior year, resulting in an operating margin of 15.1% during 2000 compared with 5.5% in 1999. This improvement was primarily

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

ChoicePoint 2001 Annual Report


the result of the revenue growth discussed above and cost synergies realized in the integration of DBT into the Company's Public Records business.


OTHER RESULTS

Royalty revenue from laser technology patents held by the Company increased slightly to $6.8 million in 2001 from $6.4 million in 2000 and $6.2 million in 1999. The remaining patents underlying this revenue expire between November 2004 and May 2005 (see Note 3 to the Consolidated Financial Statements).

         Divested and discontinued product lines include the operating results from the laboratory services business sold in August 2001, ChoicePoint Limited, the Company's United Kingdom-based insurance division sold in January 2000, and certain other product lines which were, as a result of the merger and integration of the two public records businesses, determined to be duplicative in nature or contrary to ChoicePoint's strategic goals and, hence, discontinued (see Note 4 to the Consolidated Financial Statements).

         Corporate and shared expenses included in selling, general, and administrative costs represent costs of support functions, research and development initiatives, incentives, and profit sharing that benefit both Insurance Services and Business & Government Services. The increase to $49.3 million in 2001 from $43.5 million in 2000 and $33.6 million in 1999 is primarily due to the increase in compensation expense recognized under employee stock plans and incentives, additional research and development costs for e-commerce initiatives, the Company's corporate branding campaign in 2000, and additional resources to support the growth of the Company. Corporate and shared expenses were approximately 7% of total revenue in 2001, 2000, and 1999.


FINANCIAL CONDITION AND LIQUIDITY

The Company's sources of cash liquidity include cash and cash equivalents, cash from operations, amounts available under credit facilities, and other external sources of funds. The Company's short-term and long-term liquidity depends primarily upon its level of net income, working capital management (accounts receivable, accounts payable and accrued expenses), and long-term debt. In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks (see Note 5 to the Consolidated Financial Statements). Borrowings under the Credit Facility were $139.0 million at December 31, 2000, and $155.0 million at December 31, 2001. ChoicePoint may use additional borrowings under the Credit Facility to finance acquisitions and for general corporate cash requirements. As the current Credit Facility matures in August 2002, we anticipate entering into a new credit facility in the first half of 2002 and may desire to obtain additional long-term financing for other uses of cash or for strategic reasons. The Company anticipates no difficulty in obtaining long-term financing based on favorable experiences in the debt market in the recent past. ChoicePoint may also utilize lines of credit with two banks for overnight borrowings; however, no such borrowings were outstanding at December 31, 2001 or 2000.

         Derivative financial instruments at December 31, 2001 and 2000 consist of interest rate swap agreements (see Note 5 to the Consolidated Financial Statements) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligations and synthetic lease agreement. At December 31, 2001, the total notional amount under these swap agreements was $150 million and the Company paid a weighted average fixed rate of 6.45% during 2001 and 5.6% during 2000. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by the bank based on its internal valuation models, was a liability of $6.1 million at December 31, 2001 and is accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

         In July 2001, to obtain an additional source of financing, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, and without recourse, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling


                                    [PHOTO]


                                    [PHOTO]


Left to right:

SHARYN DOANES
Human Resources

DARRYL LEMECHA
Chief Information Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

ChoicePoint 2001 Annual Report


undivided interests in new receivables as existing receivables are collected. The Receivables Facility is an off-balance sheet financial instrument which permits the advance of up to $100 million on the sale of accounts receivable. There were no sales of accounts receivable under the Receivables Facility during 2001.

          OFF-BALANCE SHEET ITEMS CONSIST OF A SYNTHETIC LEASE ON THE
         COMPANY'S HEADQUARTERS BUILDING AND A RECEIVABLES FACILITY TO
                      SELL RECEIVABLES WITHOUT RECOURSE.

         In 1997, the Company entered into a $25 million synthetic lease agreement for the Company's headquarters building. Under the synthetic lease agreement, a third party lessor purchased the property, paid for the construction and leased the building to the Company. The lease expires in 2007, at which time the Company has the following options: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the property, ChoicePoint must guarantee the lessor 80% of the original cost.

         The Company has accounted for this synthetic lease as an operating lease and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic lease, our assets and debt would have increased by $25 million at December 31, 2001 and the Company would have recorded additional depreciation expense of $800,000 in 2001.

         Additionally, in August 2001, the Company entered into a financing arrangement for up to $52 million to finance the expansion of its headquarters facilities which will be constructed in 2002.

         Contractual obligations and the related future payments are as follow:


                                                   Payments Due by Period
                                                                                         There-
(In thousands)             Total            2002           2003            2004         after
----------------------------------------------------------------------------------------------
Debt                     $157,225        $155,125        $   130        $   140        $ 1,830
Capital Lease
   Obligations              1,591           1,310            281             --             --
Operating Leases
   and Other
   Commitments             67,076          14,631         14,624         12,859         24,962
----------------------------------------------------------------------------------------------
Total Contractual
   Cash
   Obligations           $225,892        $171,066        $15,035        $12,999        $26,792
----------------------------------------------------------------------------------------------

         We believe that our existing cash balance, available debt, and cash flows from operations will be sufficient to meet our working capital and capital expenditure requirements for the next twelve months. However, any material variance of our operating results from our projections or the investments in or acquisitions of businesses, products, or technologies could require us to obtain additional equity or debt financing.

         Cash provided by operations increased from $101.7 million in 1999 to $110.2 million in 2000 and $127.5 million in 2001. These increases were primarily attributable to the increase in net income, as adjusted for depreciation and amortization. During 2001, ChoicePoint continued to invest in future growth and used $154.3 million for acquisitions net of cash acquired, $18.9 million for property and equipment, and $31.8 million for other asset additions (primarily purchased data files and internally developed and externally purchased software). During 2000, ChoicePoint invested $110.4 million for acquisitions net of cash acquired, $14.5 million for property and equipment, and $16.5 million for other asset additions (primarily purchased data files and internally developed and externally purchased software). In 1999, ChoicePoint used $43.9 million for acquisitions net of cash acquired, $33.6 million for additions to other assets, and $18.7 million for additions to property and equipment.

         In addition to the expansion of the Company's headquarters facilities, the Company anticipates capital expenditures in the range of $50 million to $60 million in 2002, which will be used primarily for the development of a new public records technology platform, new product development, system upgrades, and other assets, including purchased data files and internally developed and externally purchased software.

         Earnings before interest, taxes, depreciation, and amortization ("EBITDA") excluding merger-related costs, unusual items, and (loss) gain on sale of business increased $35.3 million, or 20%, to $207.9 million in 2001 from $172.6 million for 2000 and $131.7 million for 1999. EBITDA margins increased from 25.9% in 1999 to 29.1% in 2000 and a record 31.7% in 2001 due to ChoicePoint's strong operating performance. The Company has included EBITDA data (which is not a measure of financial performance under accounting principles generally accepted in the United States) because such data is used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt. EBITDA is not presented as a substitute for income from operations, net income, or cash flows from operating activities.

         Economic Value Added(R) ("EVA") measures the value created in excess of the cost of capital used to run the business. The Company uses EVA as a performance measure to make operational, capital, and compensation decisions. EVA increased $10 million in 2001 due primarily to strong operating results and capital management.

         The Company uses cash generated to invest in growing the business and to fund acquisitions and operations. Therefore, no cash dividends have been paid and the Company does not anticipate paying any cash dividends on its common stock in the near future.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

ChoicePoint 2001 Annual Report


NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"), subsequently amended by SFAS No.
138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities (see Note 3 to the Consolidated Financial Statements). The adoption of SFAS No. 133 as of January 1, 2001, resulted in a charge to Other Comprehensive Income ("OCI") of $2.8 million, net of taxes. During the year ended December 31, 2001, the Company recorded the change in value related to its cash flow hedges to OCI, which was not material.

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," effective July 1, 2001 and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for the Company on January 1, 2002. SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions initiated after June 30, 2001 and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 on December 31, 2001, and any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment (see Note 3 to the Consolidated Financial Statements). The provisions of SFAS No. 142 which apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by ChoicePoint on January 1, 2002. Early adoption of SFAS No. 142 is not permitted nor is retroactive application to prior period financial statements. We expect the adoption of these accounting standards will result in certain of our intangibles being subsumed into goodwill and will result in the discontinuation of amortization of these assets and goodwill; however, impairment reviews may result in future periodic write-downs. The Company will complete its initial goodwill impairment tests by June 30, 2002 and will record any impairment loss as a change in accounting in accordance with SFAS No. 142 retroactive to January 1, 2002. As a result of adoption on January 1, 2002, goodwill and certain intangible assets will no longer be amortized, and accordingly, the Company's effective tax rate is expected to decrease in fiscal 2002. The impact of intangible asset amortization that would not have been amortized pursuant to SFAS No. 142 during the year ended December 31, 2001 on a diluted earnings per share basis was $0.20.

   BEGINNING IN 2002, THE COMPANY WILL NO LONGER AMORTIZE GOODWILL; HOWEVER,
    IMPAIRMENT REVIEWS MAY RESULT IN FUTURE PERIODIC WRITEDOWNS OF GOODWILL.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years and should be applied prospectively (See Note 3 to the Consolidated Financial Statements). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. We are currently evaluating the impact of this statement on our Consolidated Financial Statements but do not expect its adoption will have a material impact on the consolidated results of operations or financial position.


                                    [PHOTO]


STEVE RITCHIE
Business Development

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

ChoicePoint 2001 Annual Report


CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 3 to the Consolidated Financial Statements). The Company believes that of its significant accounting policies (see Note 3 to the Consolidated Financial Statements), the following may involve a higher degree of judgment and complexity:

         Purchase price allocation: Over its history, the Company's growth has been partly driven by acquisitions. The application of the purchase method of accounting requires companies to assign values to acquired assets and liabilities, including intangible assets acquired based on their fair value. The determination of fair value for acquired assets, particularly intangible assets, requires a high degree of judgment, and estimates often involve significant subjectivity due to the lack of transparent market data or listed market prices. The Company generally uses internal cash flow models and other evaluations as well as third-party appraisals in determining the fair value of assets acquired; however, the use of different valuation models or assumptions could produce different financial results.


                                    [PHOTO]


MICHAEL DE JANES
General Counsel
and Secretary

Impairment and other exit activities: As discussed in Note 10 to the Consolidated Financial Statements, in connection with selling and integrating certain business operations, the Company has incurred certain exit costs, generally for the accrual of remaining leasehold obligations, data contract obligations and targeted terminated employee separation costs, and asset impairment charges for data and software assets that will no longer be used. Inherent in the accruals for exit costs and the assumptions used in impairment analyses are certain significant management judgments and estimates. The Company periodically reviews and reevaluates the assumptions used for the accrual of exit costs and adjusts the accrual as necessary.

         Software developed for internal use: As discussed in Note 3 to the Consolidated Financial Statements, the Company capitalizes certain direct costs incurred in the development of internal use software. Amortization of such costs as cost of sales is done on a straight-line basis generally over three to five years. The Company periodically evaluates the recoverability of capitalized costs or as changes in circumstance suggest a possible impairment may exist. Primarily in connection with the DBT merger and integration of the Company's public records businesses, capitalized software costs were written down by $2.7 million in 2001 and $2.1 million in 2000. No capitalized software costs were written down in 1999. Amortization of capitalized software costs amounted to $6.7 million, $5.9 million, and $3.7 million for the years ended December 31, 2001, 2000, and 1999.


FORWARD-LOOKING STATEMENTS

Certain written and oral statements made by or on behalf of the Company, including information in this Annual Report, constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result," "are expected to," "we anticipate," "we estimate," "we project," or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors: demand for the Company's services, product development, maintaining acceptable margins, ability to control costs, and the impact of federal, state, and local regulatory requirements on the Company's business, specifically the public records market and privacy matters affecting the Company; the ability of the Company to refinance its Credit Facility; the impact of competition and the uncertainty of economic conditions in general. Additional information concerning these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2001. Readers are cautioned not to place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made, and the Company undertakes no obligation to publicly update these statements based on events that may occur after the date of this report.

REPORT OF MANAGEMENT

ChoicePoint 2001 Annual Report


The management of ChoicePoint Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on management's best estimates and judgments.

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


/s/ Doug C. Curling
----------------------------------------
Doug C. Curling
Chief Operating Officer

/s/ Michael S. Wood
----------------------------------------
Michael S. Wood
Chief Financial Officer

/s/ David E. Trine
----------------------------------------
David E. Trine
Treasurer and Corporate Controller



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

CHOICEPOINT 2001 ANNUAL REPORT


To ChoicePoint Inc.:

We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. (a Georgia corporation) and subsidiaries as of December 31,2001 and 2000 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1999 consolidated financial statements of DBT Online, Inc. and subsidiaries, a company acquired during 2000 in a transaction accounted for as a pooling of interests as discussed in Note 2. Such statements are included in the consolidated financial statements of ChoicePoint Inc. and reflect revenue of 15% of the related consolidated total for the year ended December 31, 1999. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DBT Online, Inc. and subsidiaries, is based solely on the report of the other auditors.

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

         In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen, LLP
----------------------------------

Atlanta, Georgia
February 15, 2002

CONSOLIDATED STATEMENTS OF INCOME

ChoicePoint 2001 Annual Report

(In thousands, except per share data)

Year Ended December 31,                                                      2001                 2000                 1999
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                 $ 655,967            $ 593,533            $ 507,858
--------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of services                                                        385,839              343,994              312,976
  Selling, general, and administrative                                    121,758              130,537              111,725
  Loss (gain) on sale of businesses                                        10,853                   --               (2,513)
  Merger-related costs and unusual items                                   18,009               28,949                2,400
--------------------------------------------------------------------------------------------------------------------------------
    Total costs and expenses                                              536,459              503,480              424,588

Operating income                                                          119,508               90,053               83,270
Interest expense, net                                                      10,487               11,743                9,486
 --------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                109,021               78,310               73,784
Provision for income taxes                                                 58,687               34,488               31,587
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                              $  50,334            $  43,822            $  42,197
================================================================================================================================

Earnings per share - basic (Notes 3 and 7)                              $    0.81            $    0.73            $    0.72
  Weighted average shares - basic                                          61,813               59,871               58,596

Earnings per share - diluted (Notes 3 and 7)                            $    0.77            $    0.69            $    0.69
  Weighted average shares - diluted                                        65,363               63,104               61,193

The accompanying notes are an integral part of these consolidated financial statements.


                                    [PHOTO]


                                    [PHOTO]


Left to right:

MOSES BROWN
Administration

GAIL PETERSON
Technology Capital Projects

CONSOLIDATED BALANCE SHEETS

ChoicePoint 2001 Annual Report


(In thousands, except par values)

December 31,                                                                                 2001                 2000
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                           $   53,033           $   44,909
   Accounts receivable, net of allowance for doubtful accounts of
      $4,634 in 2001 and $5,787 in 2000                                                   128,307              109,709
   Deferred income tax assets                                                               7,266                7,788
   Other current assets                                                                    24,064               15,923
--------------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                   212,670              178,329

Property and equipment, net                                                                64,929               68,792
Goodwill, net                                                                             450,912              370,232
Deferred income tax assets                                                                  9,183               10,244
Other                                                                                      94,698               76,842
--------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                        $  832,392           $  704,439
================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt and current maturities of long-term debt                            $  156,426           $      638
   Accounts payable                                                                        34,251               31,123
   Accrued salaries and bonuses                                                            33,697               29,919
   Other current liabilities                                                               60,315               44,659
--------------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                              284,689              106,339

Long-term debt, less current maturities                                                     2,390              141,638
Postretirement benefit obligations                                                         43,976               45,844
Other long-term liabilities                                                                16,516                9,549
--------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                      347,571              303,370
--------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 9)
Shareholders' equity:
   Preferred stock, $0.01 par value; 10,000 shares authorized,
      no shares issued or outstanding                                                          --                   --
   Common stock, $0.10 par value; shares authorized - 100,000; issued -
      63,371 in 2001 and 61,566 in 2000                                                     6,337                6,157
   Paid-in capital                                                                        299,725              258,796
   Retained earnings                                                                      197,960              147,626
   Cumulative other comprehensive income                                                   (3,635)                 (92)
   Treasury stock, at cost, 794 shares in 2001 and 701 shares in 2000                     (15,566)             (11,418)
--------------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                             484,821              401,069
--------------------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                          $  832,392           $  704,439
================================================================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.


          SEE NOTES 5 AND 9 FOR DISCUSSION OF OFF-BALANCE SHEET ITEMS
                             AND OTHER COMMITMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ChoicePoint 2001 Annual Report


                                                                                              Cumulative
                                                                                                 Other
                                          Comprehensive    Common      Paid-in     Retained   Comprehensive  Treasury
(In thousands)                               Income        Stock       Capital     Earnings      Income        Stock      Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                               $  5,887     $186,065     $ 61,607    $   (176)    $ (9,918)    $243,465

Net income                                  $ 42,197           --           --       42,197          --           --       42,197
Unrealized loss on short-term
   investments                                  (255)          --           --          --         (255)          --         (255)
Translation adjustments                          (45)          --           --          --          (45)          --          (45)
                                            --------
Comprehensive income                        $ 41,897
                                            --------
Restricted stock plans, net                                     3        2,440           --          --           --        2,443
Stock options exercised                                        48        6,029           --          --           --        6,077
Issuance of common stock for cash                              78       24,003           --          --           --       24,081
Stock purchased by employee
   benefit trusts                                              --           --           --          --       (1,500)      (1,500)
Other                                                           1        2,845           --          --           --        2,846
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                                  6,017      221,382      103,804        (476)     (11,418)     319,309

Net income                                  $ 43,822           --           --       43,822          --           --       43,822
Change in unrealized net loss
   on investments                                255           --           --          --          255           --          255
Translation adjustments                          129           --           --          --          129           --          129
                                            --------
Comprehensive income                        $ 44,206
                                            --------
Restricted stock plans, net                                    (6)         273           --          --           --          267
Stock options exercised                                       146       30,844           --          --           --       30,990
Tax benefit of stock options exercised                         --        6,297           --          --           --        6,297
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                  6,157      258,796      147,626         (92)     (11,418)     401,069
NET INCOME                                  $ 50,334           --           --       50,334          --           --       50,334
CHANGE IN FAIR VALUE OF
   DERIVATIVES, NET OF DEFERRED
   TAXES OF $2.4 MILLION                      (3,635)          --           --          --       (3,635)          --       (3,635)
TRANSLATION ADJUSTMENTS                           92           --           --          --           92           --           92
                                            --------
COMPREHENSIVE INCOME                        $ 46,791
                                            --------
RESTRICTED STOCK PLANS, NET                                    10        2,534           --          --           --        2,544
STOCK OPTIONS EXERCISED                                       166       26,433           --          --           --       26,599
COMMON STOCK REDEEMED                                          --           --           --          --       (2,176)      (2,176)
STOCK PURCHASED BY EMPLOYEE
   BENEFIT TRUSTS                                               4           (4)          --          --       (1,972)      (1,972)
TAX BENEFIT OF STOCK OPTIONS EXERCISED                         --       11,966           --          --           --       11,966
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                               $  6,337     $299,725      $197,960    $ (3,635)    $(15,566)    $484,821
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ChoicePoint 2001 Annual Report


(In thousands)

December 31,                                                                 2001                 2000                 1999
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                           $  50,334            $  43,822            $  42,197
   Adjustments to reconcile net income to net
     cash provided by operating activities:
      Depreciation and amortization                                        59,512               53,619               48,588
      Provision for merger-related costs and unusual items                 18,009               28,949                2,400
      Pretax loss (gain) on sale of businesses                             10,853                   --               (2,513)
      Compensation recognized under employee stock plans, net               2,544                  239                2,134
      Stock issued for employee benefit plan                                   --                   --                  307
      Tax benefit of stock options exercised                               11,966                6,297                1,681
      Changes in assets and liabilities, excluding effects of
        acquisitions and divestitures:
         Accounts receivable, net                                          (7,817)               7,009                2,843
         Other current assets                                             (10,617)              (5,276)               2,601
         Deferred income taxes                                              6,023                4,145                3,402
         Current liabilities, excluding debt                              (11,772)             (29,111)               1,610
         Other long-term liabilities, excluding debt                       (1,536)                 513               (3,560)
------------------------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                 127,499              110,206              101,690

Cash flows from investing activities:
   Acquisitions, net of cash acquired                                    (154,259)            (110,376)             (43,903)
   Payment of notes payable for acquisitions                                   --                   --              (22,701)
   Cash proceeds from sale of businesses                                   49,000                1,500               22,000
   Proceeds from sales or maturities of short-term investments                 --               16,198                9,085
   Additions to property and equipment, net                               (18,880)             (14,509)             (18,735)
   Additions to other assets, net                                         (31,797)             (16,524)             (33,591)
------------------------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities                                    (155,936)            (123,711)             (87,845)

Cash flows from financing activities:
   Proceeds from Credit Facility                                           90,000               75,000               30,000
   Payments on Credit Facility                                            (74,000)            (120,000)             (35,000)
   Payments on other debt, net                                             (1,982)                (612)              (4,530)
   Proceeds from issuance of common stock                                      --                   --               24,081
   Redemption of common stock                                              (2,176)                  --                   --
   Purchases of stock held by employee benefit trusts                      (1,972)                  --               (1,500)
   Proceeds from exercise of stock options                                 26,599               30,990                6,077
------------------------------------------------------------------------------------------------------------------------------------

Net cash provided (used) by financing activities                           36,469              (14,622)              19,128
------------------------------------------------------------------------------------------------------------------------------------

Effect of foreign currency exchange rates on cash                              92                  (65)                 (79)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        8,124              (28,192)              32,894
Cash and cash equivalents, beginning of year                               44,909               73,101               40,207
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                  $  53,033            $  44,909            $  73,101
====================================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ChoicePoint 2001 Annual Report


1  NATURE OF OPERATIONS

ChoicePoint Inc., a Georgia corporation ("ChoicePoint" or the "Company"), is the leading provider of identification and credential verification services, which transform data into Actionable Intelligence. ChoicePoint is committed to the responsible use of information and the protection of personal privacy as fundamental planks of the Company's business model. ChoicePoint's businesses are focused on two primary markets - Insurance Services and Business & Government Services.

         The Insurance Services group provides information products and services used in the underwriting, claims, and marketing processes by property and casualty insurers. Major offerings to the personal lines property and casualty market include claims history data, motor vehicle records, credit information, and marketing and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and property inspections and audits to the commercial insurance market. Prior to the divestiture in August 2001 (see Note 4), ChoicePoint also provided laboratory testing services and related technology solutions to the life and health insurance market.

         The Business & Government Services group provides information products and services and direct marketing to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, and federal, state, and local government agencies. Major offerings include pre-employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, Uniform Commercial Code searches and filings, database marketing services, and people and shareholder locator information searches.


2  BASIS OF PRESENTATION

ChoicePoint Inc. was established through the combination of the businesses that comprised the Insurance Services Group of Equifax Inc. ("Equifax") within a separate company and the subsequent spin-off on August 8, 1997 (the "Spinoff") of the Company's outstanding stock by Equifax as a stock dividend to the shareholders of Equifax.

         The consolidated financial statements include the accounts of ChoicePoint and its subsidiaries. All material transactions between entities included in the consolidated financial statements have been eliminated.

         On May 16, 2000, ChoicePoint completed a merger (the "Merger") with DBT Online, Inc. ("DBT"), a leading nationwide provider of online public records data and other publicly available information, by exchanging approximately 15.9 million shares (adjusted for stock split - Note 7) of its common stock for all of the common stock of DBT. Each share of DBT was exchanged for .525 shares (pre-split) of ChoicePoint common stock. In addition, outstanding DBT stock options were converted at the same exchange ratio into options to purchase approximately 2.7 million shares of ChoicePoint common stock. The Merger has been accounted for as a pooling of interests, and accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations, financial position, and cash flows of DBT. There were no material transactions between ChoicePoint and DBT prior to the Merger. No material adjustments were required to conform the accounting policies of the two companies. The following information presents certain income statement data of ChoicePoint and DBT for the period preceding the Merger.

(In thousands)
------------------------------------------------------------------------
1999                          Net Revenues              Net Income
------------------------------------------------------------------------
ChoicePoint                       $430,143                $ 39,389
DBT                                 77,715                   2,808
------------------------------------------------------------------------
                                  $507,858                $ 42,197
========================================================================

         As described in Note 10, fees and expenses related to the Merger and costs to integrate the combined companies were expensed in the second quarter of 2000 and first quarter of 2001.

3   SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING PRONOUNCEMENTS - Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended by SFAS No.
138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company has designated all of its derivatives as cash flow hedges and, where applicable, linked the hedges to floating-rate liabilities on the balance sheet. The Company assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting treatment. The adoption of SFAS No.133 as of January 1, 2001 resulted in a transition charge to Other Comprehensive Income ("OCI") of $2.8 million, net of taxes. During the year ended December 31, 2001, the Company recorded the change in value related to its cash flow hedges to OCI, which was not material.

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," effective July 1, 2001 and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for the Company on January 1, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2001 Annual Report


SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions initiated after June 30, 2001, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 on December 31, 2001, and any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The provisions of SFAS No. 142, which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by ChoicePoint on January 1, 2002. Early adoption of SFAS No. 142 is not permitted nor is the retroactive application to prior period financial statements. We expect the adoption of these accounting standards will result in certain of our intangibles being subsumed into goodwill and will result in the discontinuation of amortization of these assets and goodwill; however, impairment reviews may result in future periodic write-downs. The Company will complete its initial goodwill impairment tests by June 30, 2002 and will record any impairment loss as a change in accounting in accordance with SFAS No. 142 retroactive to January 1, 2002. As a result of adoption on January 1, 2002, goodwill and certain intangible assets will no longer be amortized, and accordingly, the Company's effective tax rate is expected to decrease in fiscal 2002. The impact of intangible asset amortization that would not have been amortized pursuant to SFAS No. 142 during the year ended December 31, 2001 on a diluted earnings per share basis was $0.20.

             BEGINNING IN 2002, THE COMPANY WILL NO LONGER AMORTIZE
           GOODWILL; HOWEVER, IMPAIRMENT REVIEWS MAY RESULT IN FUTURE
                        PERIODIC WRITEDOWNS OF GOODWILL.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, and should be applied prospectively. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations in the income statement to include a component of an entity, rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. SFAS No. 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. We are currently evaluating the impact of this statement on our Consolidated Financial Statements but do not expect its adoption will have a material impact on the consolidated results of operations or financial position.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE AND EXPENSE RECOGNITION - ChoicePoint recognizes revenue when an agreement exists, prices are determinable, services and products are delivered, and collectibility is reasonably assured. Revenues from software license and maintenance agreements are recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition." In accordance with Emerging
Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company records certain revenue on a net basis. Motor vehicle records registry revenue (the fee charged by states for motor vehicle records), material, shipping and postage charges in the Company's direct marketing business, and other fixed costs that are passed on by ChoicePoint to its customers ("pass-through revenue") are excluded from revenue and recorded as a reduction to cost of services in the consolidated financial statements. Pass-through revenue was $461.2 million in 2001, $395.6 million in 2000, and $393.0 million in 1999.

PROPERTY AND EQUIPMENT - Property and equipment at December 31, 2001 and 2000 consisted of the following:


(In thousands)

December 31,                                          2001        2000
-----------------------------------------------------------------------------
Land, buildings, and improvements                 $ 28,932    $  35,254
Data processing equipment and furniture            121,531      129,815
Less accumulated depreciation                      (85,534)     (96,277)
-----------------------------------------------------------------------------
                                                  $ 64,929    $  68,792
=============================================================================

         The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to eight years for data processing equipment and eight to ten years for furniture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2001 Annual Report

GOODWILL AND OTHER ASSETS - Except for mergers accounted for as poolings of interests, the Company accounts for all acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase based on internal evaluations and independent third-party appraisals. Goodwill for acquisitions prior to July 1, 2001 is amortized on a straight-line basis over ten to 40 years. Accumulated amortization was $56.7 million as of December 31, 2001 and $47.4 million as of December 31, 2000.

Other assets at December 31, 2001 and 2000 consisted of the following:

(In thousands)

December 31,                                                2001       2000
--------------------------------------------------------------------------------
Other acquisition intangibles, net                       $27,180    $16,202
System development and other deferred costs, net          60,403     46,923
Royalty patents, net                                       4,745      6,440
Other                                                      2,370      7,277
--------------------------------------------------------------------------------
                                                         $94,698    $76,842
================================================================================

         Other acquisition intangibles include software, customer relationships, data files, technology, workforce, and noncompete agreements and are being amortized on a straight-line basis over three to ten years. Accumulated amortization was $28.3 million as of December 31, 2001 and $27.1 million as of December 31, 2000.

         For the years ended December 31, costs of software developed for internal use of approximately $24.9 million in 2001, $9.8 million in 2000, and $27.0 million in 1999 were capitalized and are included in system development and other deferred costs. The amounts capitalized include certain direct costs, including independent contractor and payroll costs in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." System development and other deferred costs are being amortized on a straight-line basis primarily over three to five years. Accumulated amortization was $39.4 million as of December 31, 2001 and $35.7 million as of December 31, 2000.

         The Company owns a 62.5% interest in laser patent revenue relating to certain patents involving laser technology which expire between November 2004 and May 2005. Upon the expiration of the applicable patent, the Company loses its right to exclude others from exploiting the inventions claimed therein, and accordingly, the obligation of third parties to make royalty payments will cease.

         The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of goodwill or other long-lived assets may warrant revision or may not be recoverable in accordance with SFAS No. 121. When factors indicate that goodwill or other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the goodwill or other assets in measuring whether the goodwill or other assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value. For the year ended December 31, 2001, approximately $12.7 million of goodwill and other long-lived assets were written down to fair value and recognized as unusual items (Note 10).

DEPRECIATION AND AMORTIZATION EXPENSE - Depreciation and amortization expense for 2001, 2000, and 1999 consisted of the following:


(In thousands)

Year Ended December 31,                         2001        2000        1999
--------------------------------------------------------------------------------
Property and equipment                       $23,297     $21,582     $21,482
Goodwill                                      17,516      15,709      11,290
Other acquisition intangibles                  5,413       4,477       5,784
Royalty patents                                1,695       1,695       1,695
System development and other
   deferred costs                             11,591      10,156       8,337
--------------------------------------------------------------------------------
                                             $59,512     $53,619     $48,588
================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS - The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.

         The tax payments made by ChoicePoint and DBT (in 1999) were approximately $46.6 million in 2001, $25.4 million in 2000, and $27.7 million in 1999. Interest paid on long-term debt totaled $10.0 million in 2001, $12.7 million in 2000, and $11.5 million in 1999. In June 2000, the Company sold its remaining investments in state and municipal bonds that were classified as short-term investments available for sale as of December 31, 1999.

         In 2001, 2000, and 1999, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows:

(In thousands)

Year Ended December 31,                          2001       2000        1999
--------------------------------------------------------------------------------
Fair value of assets acquired                $181,570    $119,667    $45,303
Cash paid for acquisitions                    157,348     110,613     43,229
--------------------------------------------------------------------------------
Liabilities assumed                          $ 24,222    $  9,054    $ 2,074
================================================================================

FINANCIAL INSTRUMENTS - The Company's financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates.

         Derivative financial instruments at December 31, 2001 and 2000 consist of interest rate swap agreements (Note 5) entered into to limit the effect of changes in interest rates on the Company's floating rate long-term obligations and synthetic lease agreement. Amounts currently due to or from interest rate swap counterparties are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2001 Annual Report


recorded in expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, estimated by the bank based on its internal valuation models, was a liability of $6.1 million at December 31, 2001.

EARNINGS PER SHARE - Diluted earnings per share includes the dilutive effect of stock options (Note 7).

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with the current year presentation.


4   ACQUISITIONS AND DIVESTITURES

Acquisitions - During 2001, 2000, and 1999, the Company acquired 100% of the following businesses:

                                                                  Date
Business                                                      Acquired
----------------------------------------------------------------------------
Marketing Information & Technology, Inc.                      July 2001
Pinkerton's, Inc. (pre-employment and
   drug testing businesses)                                   July 2001
The Bode Technology Group, Inc.                               Apr. 2001
National Medical Review Offices, Inc.                         Apr. 2001
Insurity Solutions, Inc.                                      Mar. 2001
BTi Employee Screening Services, Inc.                         Feb. 2001
ABI Consulting, Inc.                                          Feb. 2001
Drug Free Consortium, Inc.                                    Dec. 2000
Cat Data Group, LLC                                           Nov. 2000
VIS'N Service Corporation                                     Nov. 2000
RRS Police Records Management, Inc.                           Oct. 2000
Practical Computer Concepts, Inc.,
   d/b/a Fraud Defense Network                                Mar. 2000
NSA Resources, Inc.                                           Feb. 2000
Statewide Data Services, Inc.                                 Jan. 2000
DataMart, Inc.                                                Nov. 1999
KnowX.com (acquired by DBT pre-Merger)                       Sept. 1999
Informed (acquired by DBT pre-Merger)                        Sept. 1999
Data Tracks Technology, Inc.                                  July 1999
Washington Document Service, Inc.                              May 1999
WinShapes, Inc. (acquired by DBT pre-Merger)                   May 1999

    The acquisitions above were accounted for as purchases, and the results of operations from these acquisitions are included in ChoicePoint's consolidated results from the date acquired. In addition, the Company merged with DBT (Note
2) in 2000 and DBT merged with I.R.S.C., Inc. in 1999. These mergers were accounted for as poolings of interests.

    In 2001, the Company acquired Marketing Information & Technology, Inc., a provider of large-scale direct marketing systems for Fortune 500 clients, based in the Boston, Massachusetts area; the pre-employment and drug testing businesses of Pinkerton's, Inc., a unit of Securitas AB of Sweden, based in Charlotte, North Carolina; The Bode Technology Group, Inc., a premier provider of

             THE DETERMINATION OF THE FAIR VALUE OF ASSETS ACQUIRED
          REQUIRES A HIGH DEGREE OF JUDGMENT AND THE USE OF ESTIMATES.
              THE COMPANY GENERALLY USES INTERNAL CASH FLOW MODELS,
          OTHER EVALUATIONS, AND THIRD-PARTY APPRAISALS IN DETERMINING
                                  FAIR VALUES.

DNA identification services, based in Springfield, Virginia; certain assets of National Medical Review Offices, Inc., a large provider of medical review office services, based in Los Angeles, California; Insurity Solutions, Inc., a provider of Internet-based rating, underwriting, and policy-servicing tools based in Cumming, Georgia; BTi Employee Screening Services, Inc., a pre-employment background screening organization based in Dallas, Texas; and ABI Consulting, Inc., a third-party administrator of employee drug testing programs, based in Murray, Utah.

         The 2001 acquisitions had an aggregate purchase price of $157.3 million, which was paid primarily in cash, $138.1 million was allocated to goodwill, of which $99.0 million is expected to be fully deductible for tax purposes, and $18.4 million to intangible assets, which are being amortized over three to ten years (primarily customer relationships, data files, and software). Goodwill from the 2001 acquisitions prior to July 1, 2001 of $52.4 million is amortized on a straight-line basis over 25 to 30 years and other intangible assets over three to five years. Goodwill from acquisitions after June 2001 of $85.7 million was not amortized in accordance with SFAS No. 142. Goodwill of $4.2 million was allocated to Insurance Services and $133.9 million to Business & Government Services. As of December 31, 2001, $4.9 million has been charged against total accrued transaction costs related to these acquisitions of $9.4 million. The remaining accrual will primarily be used for future lease terminations and related office closure expenses. Certain of these acquisitions are subject to contingent payment agreements based on revenue and operating profit goals over the next two to three years. The Company will record goodwill related to these contingent payment agreements as goals are met and payments are reasonably estimable and probable.

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

         The pro forma effect of purchased acquisitions made in 2001, 2000, and 1999 is not material to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2001 Annual Report


DIVESTITURES - In August 2001, the Company sold its laboratory services business to LabOne,Inc. for $49 million and retained certain assets. The results of this business historically had been included in the Insurance Services business segment. Operating segment results have been restated for all periods to reflect the sale of this line of business (see Note 11). Consolidated operating income for the year ended December 31, 2001 includes a $10.9 million pretax loss on the sale, which includes transaction-related costs of $6.9 million, including severance and retention commitments for approximately 170 employees. Net income for the year ended December 31, 2001 includes a $21.4 million (including tax expense of $10.5 million) after-tax loss on the sale of the laboratory services business.

         In November 1998, the Company entered into a strategic partnership with Experian Limited (U.K.) leading to the sale of ChoicePoint Limited, the Company's United Kingdom-based insurance services division. The sale was completed in January 2000 with no material gain on the sale of the business. In connection with the strategic partnership with Experian Limited, ChoicePoint has recognized earnings of $1.9 million in 2001 and $450,000 in 2000.

         In December 1998, the Company sold its life and health insurance field underwriting services and insurance claim investigation services (collectively, the "field businesses") to PMSI Services, Inc. ("PMSI"). The field businesses were sold for approximately $23.0 million in a combination of cash of $1.0 million, a note receivable of $10.0 million, and warrants of $12.0 million. In addition, the Company retained certain net assets, primarily accounts receivable. The warrants were discounted by $4.6 million at December 31, 1998. In March 1999, ChoicePoint received $22.0 million plus interest from PMSI for the prepayment of the note receivable and the repurchase of the warrants. As a result, ChoicePoint recognized an additional net pretax gain on the sale of $2.5 million. The net pretax gain included the unamortized discount of $4.3 million less transaction-related costs, including lease termination, additional asset write-offs, and personnel-related costs of $1.8 million.


5  DEBT

Long-term debt at December 31, 2001 and 2000 was as follows:

(In thousands)

December 31,                                        2001          2000
--------------------------------------------------------------------------------
Credit facility                                $ 155,000     $ 139,000
Other long-term debt                               2,225         2,345
Capital leases                                     1,591           931
--------------------------------------------------------------------------------
                                                 158,816       142,276
Less current maturities                         (156,426)         (638)
--------------------------------------------------------------------------------
                                               $   2,390     $ 141,638
================================================================================

         In August 1997, ChoicePoint entered into a $250.0 million unsecured revolving credit facility (the "Credit Facility") with a group of banks. The Credit Facility is a revolving facility expandable to $300.0 million, subject to approval of the lenders. The commitment termination date and final maturity of the Credit Facility will occur in August 2002. The Company anticipates entering into a new credit facility in the first half of 2002 and may desire to obtain additional long-term financing. The Company anticipates no difficulty in obtaining long-term financing.

         Revolving loans under the Credit Facility bear interest at the following rates as applicable and selected by the Company from time to time: (1) the lender's base rate, (2) LIBOR plus the applicable margin, (3) the lender's cost of funds plus the applicable margin, and (4) the competitive bid rate offered by the syndicate lenders at their discretion. The applicable margins range from .16% to .45% per annum based on ChoicePoint's leverage ratio. The average interest rate based on the terms of the Credit Facility, and adjusted for the interest rate swap agreement discussed below, at December 31, 2001 was 5.6% and 6.9% at December 31, 2000.

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

         ChoicePoint has entered into two interest rate swap agreements (the "Swap Agreements") to reduce the impact of changes in interest rates on its floating rate long-term obligations. The interest rate swap agreement hedging the Credit Facility has a notional amount of $125 million at December 31, 2001 and 2000, and matures in August 2002. The other interest rate swap agreement hedges the synthetic lease agreement (Note 9), has a notional amount of $25 million at December 31, 2001 and 2000, and matures in August 2007. The Swap Agreements involve the exchange of variable rate for fixed rate payments and effectively change the Company's interest rate exposure to a weighted average fixed rate of 6.45%. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties.

         In July 2001, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, and without recourse, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The Receivables Facility permits the advance of up to $100 million on the sale of accounts receivable. There were no sales of accounts receivable under the Receivables Facility during 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2001 Annual Report


         Scheduled maturities of long-term debt subsequent to December 31, 2001 are as follows: $156.4 million in 2002, $412,000 in 2003, $140,000 in 2004,
$145,000 in 2005, $155,000 in 2006, and $1.5 million thereafter. There were no short-term borrowings outstanding at December 31, 2001 or 2000.


6  INCOME TAXES

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

(In thousands)

Year Ended December 31,                    2001         2000         1999
--------------------------------------------------------------------------------
Current:
   Federal                              $51,304      $26,642      $21,991
   State                                  3,827        3,508        3,492
   Foreign                                  256          193        1,889
--------------------------------------------------------------------------------
                                         55,387       30,343       27,372
--------------------------------------------------------------------------------
Deferred:
   Federal                                1,979        2,606        3,570
   State                                  1,313        1,475          657
   Foreign                                    8           64          (12)
--------------------------------------------------------------------------------
                                          3,300        4,145        4,215
--------------------------------------------------------------------------------
Total                                   $58,687      $34,488      $31,587
================================================================================

         The provision for income taxes is based upon income before income taxes, as follows:

(In thousands)

Year Ended December 31,                     2001        2000         1999
--------------------------------------------------------------------------------
United States                           $108,429     $77,744      $68,155
Foreign                                      592         566        5,629
--------------------------------------------------------------------------------
                                        $109,021     $78,310      $73,784
================================================================================

         The provision for income taxes is reconciled with the federal statutory rate, as follows:

Year Ended December 31,                  2001         2000         1999
--------------------------------------------------------------------------------
Federal statutory rate                  35.0%        35.0%        34.9%
State and local taxes,
   net of federal tax benefit            2.5          3.4          3.7
Tax effect resulting
   from foreign activities               0.1           --         (0.1)
Goodwill amortization                    1.7          2.8          3.0
Merger-related costs
   and unusual items                    14.1          4.0           --
Other                                    0.4         (1.2)         1.3
--------------------------------------------------------------------------------
Overall effective rate                  53.8%        44.0%        42.8%
================================================================================

         Components of the Company's deferred income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

(In thousands)

December 31,                                          2001        2000
--------------------------------------------------------------------------------
Deferred income tax assets:
   Postretirement benefits                          $ 18,004     $ 18,711
   Reserves and accrued expenses                       7,266        7,788
   Employee compensation programs                      8,934        7,011
   Other                                               2,709        3,746
--------------------------------------------------------------------------------
                                                      36,913       37,256
--------------------------------------------------------------------------------
Deferred income tax liabilities:
   Purchased software, data files, technology,
     and other assets                                 (5,752)      (5,241)
   Depreciation                                       (1,708)      (1,046)
   Deferred expenses                                  (8,204)      (7,677)
   Other                                              (4,800)      (5,260)
--------------------------------------------------------------------------------
                                                     (20,464)     (19,224)
--------------------------------------------------------------------------------
Net deferred income tax assets                      $ 16,449     $ 18,032
================================================================================



                                    [PHOTO]


                                                       JIM ZIMBARDI
                                                       Strategic Sales

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Choicepoint 2001 Annual Report


7  SHAREHOLDERS' EQUITY

STOCK SPLIT - On March 7, 2001, ChoicePoint effected a three-for-two stock split in the form of a stock dividend for shareholders of record as of February 16, 2001. On November 24, 1999, ChoicePoint effected a two-for-one stock split in the form of a stock dividend for shareholders of record as of November 10, 1999. Share and per share data for all periods presented have been adjusted to reflect the splits.

STOCK OPTIONS - Prior to the Spinoff, the ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was approved for ChoicePoint and ratified by the shareholders in 1999. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares, and performance units for an aggregate of 15 million shares of ChoicePoint common stock. The Omnibus Plan requires options be granted at fair market value, except the options granted as replacement options under the prior Equifax equity-based plans, with a maximum term of ten years. In connection with the Merger (Note 2), outstanding stock options under the stock option plan maintained by DBT were assumed by the Company. Stock option transactions summarized below include amounts for the Omnibus Plan and the DBT plan using the Merger exchange rate of .525 (pre-split) for each DBT option. In 2001, options for 1.9 million shares were granted at fair market value under the Omnibus Plan with a weighted average option price of $35.18.

A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows:

December 31,                                  2001                             2000                             1999
---------------------------------------------------------------------------------------------------------------------------------
                                     Shares          Avg. Price      Shares           Avg. Price       Shares          Avg. Price
---------------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year         8,989,217         $   16.75      9,855,997         $   16.70      7,954,533         $   14.72
   Granted                         1,915,672             35.18      1,561,668             25.73      3,109,497             23.43
   Canceled                         (435,122)            26.18       (938,976)            21.87       (751,616)            21.98
   Exercised                      (1,589,549)            15.85     (1,489,472)            23.71       (456,417)            15.72
---------------------------------------------------------------------------------------------------------------------------------
Balance, end of year               8,880,218         $   20.41      8,989,217         $   16.75      9,855,997         $   16.70
---------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year         5,024,271         $   14.93      4,740,632         $   14.31      3,952,134         $   12.11
---------------------------------------------------------------------------------------------------------------------------------

    The following table summarizes information about stock options outstanding at December 31, 2001:

                                             Options Outstanding                          Options Exercisable
---------------------------------------------------------------------------------------------------------------------
                                                 Weighted
                                                 Remaining         Weighted                              Average
                                                Contractual         Average                          Weighted Average
Range of Exercise Prices        Shares         Life in Years    Exercise Price        Shares          Exercise Price
---------------------------------------------------------------------------------------------------------------------
$ 0.01-$10.13                  1,277,289            3.6            $ 5.51            1,277,289            $ 5.51
$10.14-$15.19                  2,438,187            5.8             13.63            2,207,185             13.53
$15.20-$20.26                  1,618,232            6.9             18.45              623,636             18.27
$20.27-$30.38                  1,455,182            7.6             25.35              645,338             25.71
$30.39-$35.45                  1,633,812            9.0             34.64               18,767             33.52
$35.46-$50.64                    457,516            8.2             38.55              252,056             37.78

On a periodic basis, certain key officers and directors of ChoicePoint are granted restricted stock under the Omnibus Plan. As of December 31, 2001, 352,000 restricted shares were outstanding. The compensation cost charged against income for restricted stock plans was $5.9 million in 2001, $4.0 million in 2000, and $4.2 million in 1999.

PRO FORMA INFORMATION - The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table:

Year Ended December 31,                             2001                     2000                     1999
----------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)      Reported    Pro Forma     Reported    Pro forma     Reported     Pro forma
----------------------------------------------------------------------------------------------------------------------------
Net income                                 $50,334      $40,638      $43,822      $37,379      $42,197      $32,648
Earnings per share - basic                    0.81         0.66         0.73         0.62         0.72         0.56
Earnings per share - diluted                  0.77         0.62         0.69         0.59         0.69         0.53
----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Choicepoint 2001 Annual Report


The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions. The use of ranges in 1999 was necessitated by the Merger.

Year Ended December 31,                  2001              2000                  1999
----------------------------------------------------------------------------------------
Dividend yield                              0%                 0%                    0%
Expected volatility                        29%                32%                30-51%
Risk-free interest rate                   4.6%               6.6%              6.5-6.7%
Expected life in years                   6.53               6.02                 5-5.6
Weighted average fair value
   of options granted                  $15.48             $11.09            $7.79-9.61
----------------------------------------------------------------------------------------

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

GRANTOR TRUSTS - ChoicePoint has established two grantor trusts totaling $13.4 million plus accumulated interest earnings. The funds in the grantor trusts are used to purchase ChoicePoint common stock in the open market as previously approved by the board of directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $13.4 million have been used to purchase 741,000 shares of ChoicePoint common stock, which are reflected as treasury stock, at cost, in the December 31, 2001 balance sheet. Cash remaining in the grantor trusts of approximately $1.1 million at December 31, 2001 and $623,000 at December 31, 2000 are included in cash and cash equivalents in the accompanying consolidated balance sheets.

TREASURY STOCK - In addition to the common stock held in the Grantor Trusts, in 2001, in accordance with the terms of the awards, ChoicePoint redeemed 53,000 shares of common stock at market price in consideration of the minimum tax obligations for restricted stock vestings at a total cost of $2.2 million.


8  EMPLOYEE BENEFITS

401(k) Profit Sharing Plan - ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 16% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee's contributions. The match made on eligible employee contributions for 2001, 2000, and 1999 was 55% in each year. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. DBT had a 401(k) plan ("DBT 401(k)") under which eligible employees could contribute up to 16% of their compensation. Under the DBT 401(k), DBT provided a match of 67% of employee contributions up to 4% of eligible compensation. Matching contributions were invested in DBT (pre-Merger) or Company (post-Merger) stock. The DBT 401(k) was frozen effective December 31, 2000. All eligible DBT employees were able to contribute to the ChoicePoint 401(k) plan effective January 1, 2001. The expense for the 401(k) profit sharing plans was $4.8 million in 2001, $4.4 million in 2000, and $3.0 million in 1999.

          EMPLOYEES MAY DIRECT THEIR RETIREMENT FUNDS TO A VARIETY OF
         INVESTMENTS, ONLY ONE OF WHICH IS CHOICEPOINT STOCK. MATCHING
                  CONTRIBUTIONS ARE MADE IN CHOICEPOINT STOCK.

         As a result of the Spinoff, ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. In exchange for this obligation, Equifax made a capital contribution to ChoicePoint in the amount of $13.0 million and ChoicePoint's intercompany liability to Equifax was reduced accordingly. The expense recognized and amounts contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan was $1.7 million in 2001 and 2000 and $1.8 million in 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Choicepoint 2001 Annual Report


DEFERRED COMPENSATION PLAN - ChoicePoint offers a deferred compensation plan to directors and certain officers of the Company which is accounted for under the provisions of EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested." Under this plan, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The EITF requires that the corresponding deferred compensation liability be recorded at the current fair value of the individual's investment elections and any changes are recorded as expense in the period incurred. As of December 31, 2001, the Company has recorded a liability of $10.6 million related to this plan.

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

         The following table presents a reconciliation of the changes in the plan's benefit obligations and fair value of assets at December 31, 2001 and 2000:

(In thousands)
December 31,                                              2001                2000
-------------------------------------------------------------------------------------
Change in benefit obligation:
   Obligation at beginning of year                     $ 36,737             $ 42,397
   Service cost                                             394                  343
   Interest cost                                          2,831                3,217
   Actuarial gain                                        (4,351)              (4,863)
   Benefit payments                                      (2,874)              (4,357)
-------------------------------------------------------------------------------------
   Obligation at end of year                             32,737               36,737
-------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets
     at beginning of year                                    --                   --
   Employer contributions                                 2,874                4,357
   Benefit payments                                      (2,874)              (4,357)
-------------------------------------------------------------------------------------
   Fair value of plan assets at end of year                  --                   --
-------------------------------------------------------------------------------------
Funded status:
   Funded status at end of year
     and net amount recognized                          (32,737)             (36,737)
   Unrecognized prior service cost                       (3,785)              (6,543)
   Unrecognized gain                                    (10,342)              (6,164)
-------------------------------------------------------------------------------------
   Net amount recognized                                (46,864)             (49,444)
   Less current portion                                  (2,888)              (3,600)
-------------------------------------------------------------------------------------
   Accrued benefit cost                                $(43,976)            $(45,844)
=====================================================================================

         The current portion is included in other current liabilities in the accompanying consolidated balance sheets.

         Net periodic postretirement benefit expense (income) includes the following components:

(In thousands)
Year Ended December 31,                          2001                2000               1999
----------------------------------------------------------------------------------------------
Service cost                                   $   394             $   343             $   728
Interest cost on accumulated
   benefit obligation                            2,831               3,217               3,308
Amortization of prior service cost              (1,847)             (2,385)             (2,728)
Amortization of losses                            (371)                 --                 262
Curtailment gain                                  (712)                 --              (2,146)
----------------------------------------------------------------------------------------------
Net periodic postretirement benefit
   expense (income)                            $   295             $ 1,175             $  (576)
----------------------------------------------------------------------------------------------

         Due to the divesture of the field businesses in December 1998 (Note
4), a curtailment gain was recognized effective January 1, 1999 after participant benefit elections had been made. In 2001, the Company recognized a curtailment gain due to the sale of the laboratory services business (Note 4).

         The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:

Year Ended December 31,                             2001               2000                1999
------------------------------------------------------------------------------------------------
Discount rate used to determine
   accumulated postretirement
   benefit obligation at
   December 31                                     7.50%               8.00%               8.00%
Initial health care cost trend rate                9.27%               8.50%               9.00%
Ultimate health care cost trend rate               5.00%               6.00%               6.00%
Year ultimate health care cost
   trend rate reached                              2007                2005                2005
------------------------------------------------------------------------------------------------

         If the health care cost trend rate were increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2001 would have increased 10.6%. The effect of such a change on the aggregate of service and interest cost for 2001 would have been an increase of 9.7%. If the health care cost trend rate were decreased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2001 would have decreased 8.0%. The effect of such a change on the aggregate of service and interest cost for 2001 would have been a decrease of 7.5%.

         The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Choicepoint 2001 Annual Report


9  COMMITMENTS AND CONTINGENCIES

LEASES - The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $19.4 million in 2001, $15.9 million in 2000, and $12.9 million in 1999. Included in these operating leases is a $25 million synthetic lease agreement which ChoicePoint entered into in 1997 for the Company's headquarters building. Under the synthetic lease agreement, a third party lessor purchased the property, paid for the construction and leased the building to the Company. The lease expires in 2007, at which time the Company has the following options: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the property, ChoicePoint must guarantee the lessor 80% of the original cost.

         The Company has accounted for this synthetic lease as an operating lease and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic lease, assets and debt would have increased by $25 million at December 31, 2001 and the Company would have recorded additional depreciation expense of $800,000 in 2001.

         Additionally, in August 2001, the Company entered into a financing arrangement for up to $52 million to finance the expansion of the Company's headquarters facilities which will be constructed in 2002.

         Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases and assuming the utilization of the full notional amount under the synthetic lease and the construction commitment as of 2003, are as follows as of December 31, 2001:

(In thousands)
Year                                            Amount
------------------------------------------------------
2002                                           $14,631
2003                                            14,624
2004                                            12,859
2005                                            11,018
2006                                             8,353
Thereafter                                       5,591
------------------------------------------------------
                                               $67,076
======================================================

CHANGE IN CONTROL PROVISIONS IN EMPLOYMENT AGREEMENTS - The Company has entered into employment agreements with certain executive officers which provide severance pay and benefits in the event of a "change in control" of ChoicePoint. At December 31, 2001, the maximum contingent liability under the agreements or plans was approximately $47.1 million. In addition, the Company's restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested in the event of a change in control.

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


                                    [PHOTO]


                                    [PHOTO]


Left to right:

JOHN KARR
Compensation & Benefits

JOHN MONGELLI
Investor Relations

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Choicepoint 2001 Annual Report


10  MERGER COSTS AND UNUSUAL ITEMS

The Company recorded merger-related costs and unusual items of $18.0 million in 2001, $28.9 million in 2000, and $2.4 million in 1999. The categories of costs incurred and the accrued balances at December 31, 2001 are summarized below:

                                    Remaining Accrual At       2001               2000              1999
(In thousands)                       December 31, 2001        Expense            Expense           Expense
----------------------------------------------------------------------------------------------------------
Transaction costs                         $    --            $    --            $11,579            $   --
Personnel-related costs                        72              1,832              3,780                --
Other merger integration costs                381              2,433              3,629               817
Asset impairments                              --             12,693              6,954               732
Nonmerger severance                           257                982              2,353               451
Other one-time charges                         60                 69                654               400
----------------------------------------------------------------------------------------------------------
                                          $   770            $18,009            $28,949            $2,400
==========================================================================================================

In the first quarter of 2001, the personnel-related costs of $1.8 million consisted primarily of stay bonuses for services rendered through March 31, 2001 and severance and termination benefit costs primarily related to the integration of the two public records platforms and related sales and marketing departments. Other merger integration costs of $2.4 million consisted primarily of data contract and lease exit costs. Asset impairments of $12.7 million primarily reflected the write-down of equipment and other long-lived assets deemed to be impaired based on the integration plan for the two public records platforms which was finalized in the first quarter of 2001. In the second quarter of 2000, transaction costs of approximately $11.6 million included investment banking, legal, and printing fees and other costs directly related to the Merger. Personnel-related costs of approximately $3.8 million consisted of benefit plan exit costs and stay bonuses for services rendered through June 30, 2000 and severance. Other merger integration costs primarily include the elimination of duplicative data contracts. Asset impairments of approximately $7.0 million represent the write-down of goodwill and other long-lived assets, including internally developed software. The 1999 other merger integration costs include merger-related costs incurred by DBT in DBT's merger with I.R.S.C., Inc.

         INHERENT IN THE ACCRUAL OF EXIT COSTS AND ASSUMPTIONS USED IN IMPAIRMENT ANALYSES ARE CERTAIN MANAGEMENT JUDGMENTS AND ESTIMATES.
     THE COMPANY PERIODICALLY REVIEWS AND REEVALUATES THESE ASSUMPTIONS AND
              ADJUSTS THEM AND THE RELATED ACCRUALS AS NECESSARY.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Choicepoint 2001 Annual Report


11  SEGMENT DISCLOSURES

ChoicePoint's operations are organized along its product lines and include two reportable segments: Insurance Services ("Insurance") and Business & Government Services ("B&G"). See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Substantially all of the Company's operations are located in the United States, and no one customer represents more than 10% of total operating revenue.

                                   December 31, 2001               December 31, 2000                December 31, 1999
------------------------------------------------------------------------------------------------------------------------------
                                      Pro Forma                        Pro forma                        Pro forma
                                      Operating  Operating             Operating   Operating            Operating    Operating
(In thousands)              Revenue   Income(B)   Income      Revenue   Income(b)    Income    Revenue   Income(b)    Income
------------------------------------------------------------------------------------------------------------------------------
Insurance                  $297,640  $ 136,624   $ 133,383   $249,426  $ 110,556   $ 107,798   $206,659  $ 86,213   $ 85,036
B&G                         327,720     73,406      59,781    283,130     54,748      42,858    230,945    21,862     12,811
Royalty (Note 3)              6,808      4,400       4,400      6,364      3,804       3,804      6,219     3,483      3,483
Divested and discontinued    23,799        887          84     54,613      9,250       8,045     64,035    16,651     15,446
Corporate and shared(a)          --    (49,278)    (49,278)        --    (43,503)    (43,503)        --   (33,619)   (33,619)
Merger-related costs and
  unusual items (Note 10)        --    (18,009)    (18,009)        --    (28,949)    (28,949)        --    (2,400)    (2,400)
(Loss) gain on sale of
  business                       --    (10,853)    (10,853)        --         --          --         --     2,513      2,513
------------------------------------------------------------------------------------------------------------------------------
Total                      $655,967  $ 137,177   $ 119,508   $593,533  $ 105,906   $  90,053   $507,858  $ 94,703   $ 83,270
==============================================================================================================================


(In thousands)                                                                     Divested &    Unallocated
December 31,                         Insurance          B&G          Royalty      Discontinued    & Other(c)        Total
--------------------------------------------------------------------------------------------------------------------------
2001
Assets(d)                            $212,494        $529,846        $ 5,902        $    --        $84,150        $832,392
Depreciation and amortization          12,338          38,582          1,700          3,078          3,814          59,512
==========================================================================================================================
2000
Assets(d)                             199,607         376,800          7,586         65,933         54,513         704,439
Depreciation and amortization          11,185          31,976          1,703          5,979          2,776          53,619
==========================================================================================================================
1999
Assets(d)                             134,164         390,488         10,435         85,243         47,450         667,780
Depreciation and amortization           9,110          29,185          1,707          6,195          2,391          48,588
==========================================================================================================================

(a) Corporate and shared expenses represent costs of support functions, research and development initiatives, incentives, and profit sharing that benefit both segments.

(b) Pro forma operating income represents operating results as if SFAS No. 142 was effective January 1, 1999.

(c) Unallocated and Other includes certain corporate items and eliminations that are not allocated to the segments.

(d) Where not specifically identifiable, assets have been allocated to segments based on management estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Choicepoint 2001 Annual Report


12  RELATED PARTY TRANSACTIONS

Three directors and shareholders of ChoicePoint are directors of The Home Depot, Inc. During 2001, the Company performed services for The Home Depot, Inc. through the Business & Government Services segment totaling approximately $4.0 million. These services were the result of arm's length negotiations in the ordinary course of business.

         Invemed Associates, Inc. ("Invemed") prior to the Merger had, from time to time, provided financial advisory services to DBT, for which customary compensation has been paid. In connection with DBT's offering of shares in October 1999, Invemed performed certain investment banking services for DBT for which Invemed received fees of $4.0 million. The applicable portion of these fees was offset against the capital funds received by DBT for the offering. A director and shareholder of DBT (pre-Merger) and of the Company is Chairman of the Board, Chief Executive Officer, and President of Invemed and is the principal shareholder of Invemed's parent company. Invemed has not performed any services for the Company since the Merger nor does the Company have any current plans to utilize its services in the future.


13  QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 2001 and 2000:

(In thousands, except per share data)                   First          Second            Third           Fourth
Year Ended December 31, 2001                           Quarter         Quarter          Quarter          Quarter         Total
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                               $155,681        $ 162,806         $172,851        $164,629        $655,967
Operating income, excluding merger costs,
   unusual items, and loss on sale of business          33,445           35,581           38,415          40,929         148,370
Operating income                                        15,436           35,581           27,562          40,929         119,508
Net income                                               7,213           19,921               12          23,188          50,334
Earnings per share - diluted                              0.11             0.31             0.00            0.35            0.77

Year Ended December 31, 2000
Revenue                                               $146,720        $ 148,486         $151,504        $146,823        $593,533
Operating income, excluding merger costs,
   and unusual items                                    24,300           28,190           32,126          34,386         119,002
Operating income (loss)                                 24,300             (759)          32,126          34,386          90,053
Net income (loss)                                       12,601           (5,778)          17,513          19,486          43,822
Earnings per share - diluted                              0.20            (0.10)            0.28            0.30            0.69

         Operating income decreased in the first quarter of 2001 and the second quarter of 2000 due to $18.0 million and $28.9 million of charges for merger-related costs and unusual items (Note 10) and the loss on sale of business in the third quarter of 2001 of $10.9 million (Note 4). The net effect of these items on net income (loss) was $11.4 million or $0.18 per share in first quarter 2001, $21.4 million or $0.33 per share in third quarter 2001, and $20.6 million or $0.34 per share in 2000.

SHAREHOLDER INFORMATION

Choicepoint 2001 Annual Report


INFORMATION ABOUT CHOICEPOINT

ChoicePoint Inc., a publicly traded company headquartered in the Atlanta suburb of Alpharetta, GA, is the leading provider of identification and credential verification services to insurance, business, government, and individual customers. It employs more than 5,000 people at locations from coast to coast in the United States.

CORPORATE HEADQUARTERS

ChoicePoint Inc.

1000 Alderman Drive
Alpharetta, GA 30005
770-752-6000
www.choicepoint.net

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on April 25, 2002 at ChoicePoint's headquarters, 1000 Alderman Drive, Alpharetta, GA 30005. Shareholders are encouraged to attend the meeting, which will begin at 11 am local time. Alpharetta is located in the Atlanta area.

MARKET INFORMATION

ChoicePoint common stock trades on the world's largest financial market, the New York Stock Exchange (NYSE), under the symbol "CPS." Shareholders will find volume and pricing information in leading financial publications as well as the Investor Relations section of ChoicePoint's Web site (www.choicepoint.net).

         As of March 1, 2002, there were 63.7 million common shares outstanding and ChoicePoint common stock was held by approximately 4,290 shareholders of record.

QUARTERLY STOCK PERFORMANCE

ChoicePoint common stock first traded on August 8, 1997 at a price - adjusted for a two-for-one stock split effective November 24, 1999 and a three-for-two split effective March 7, 2001 - of $11.92. Shown below, on that adjusted basis, are high and low sale prices for each quarter of 2000 and 2001. Since ChoicePoint went public, share price has increased by an average of nearly 40 percent annually.

                                        High           Low
------------------------------------------------------------
Q1 2000                                $28.04         $22.00
Q2 2000                                 30.33          21.67
Q3 2000                                 32.25          26.67
Q4 2000                                 44.67          28.17

Q1 2001                                $42.83         $29.54
Q2 2001                                 42.65          32.17
Q3 2001                                 43.62          36.15
Q4 2001                                 51.99          37.50
------------------------------------------------------------

EMPLOYMENT INFORMATION

ChoicePoint's successful strategy for growth, coupled with the increased need for identification and credential verification services in today's society, has created rewarding career opportunities at the equal opportunity employer. To learn more about those opportunities, contact:

         Human Resources
         ChoicePoint Inc.
         1000 Alderman Drive
         Alpharetta, GA 30005

INVESTOR INFORMATION

The Investor Relations section of ChoicePoint's corporate Web site (www.choicepoint.net) contains a wealth of valuable information, ranging from financial news releases and filings to archived (audio) copies of investor conference calls. For additional information, or to obtain copies of the Form 10-K, Form 10-Q, or other materials, please contact:

         John Mongelli
         Vice President, Investor Relations
         Email: investors@choicepoint.net
         Phone: 770-752-6171
         ChoicePoint Inc.
         1000 Alderman Drive
         Alpharetta, GA 30005

Financial reports can also be obtained from ChoicePoint's Web site.

CONFERENCE CALLS

ChoicePoint conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, hear archived copies of previous calls, and to listen in to live Webcasts, visit the Web site at www.choicepoint.net.

ANALYST COVERAGE

A number of leading Sell Side financial analysts and investment advisory services produce investment research on ChoicePoint. For an up-to-date list, see the Investor Relations section of the ChoicePoint Web site, www.choicepoint.net.

DIVIDEND POLICY

ChoicePoint has not paid any dividends since it became public, and it does not anticipate paying any in the near future.

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Atlanta, GA

TRANSFER AGENT AND REGISTRAR

Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact ChoicePoint's transfer agent and registrar:

         SunTrust Bank
         P.O. Box 4625
         Atlanta, GA 30302
         800-568-3476

TRADEMARKS

ChoicePoint, C.L.U.E., Commercial Intellisys, AutoTrackXP, C.L.A.W.S., Qualifier.net, LienGuard, and Esteem are registered trademarks; the ChoicePoint logo, Actionable Intelligence, ScreenNow, Producer Intellisys, VendorScreen Plus, Smarter Decisions.Safer World., ChoicePoint Attract, ChoiceDocs, NCF and ChoicePoint DirectLink are trademarks; and Signal IVS, RenterData, Current Carrier, DEBTOR Discovery, VIN Services and MarketView are service marks of ChoicePoint Asset Company.