Form 10-K, Exhibit 13
period 2002-12-31
CHOICEPOINT INC
filed 2003-03-27
CIK 1040596

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

FINANCIAL  HIGHLIGHTS(a)

(In thousands, except per share
and employee data)                             2002         2001         2000         1999         1998         1997
                                             --------     --------     --------     --------     --------     --------
Total revenue                                $791,562     $693,995     $630,925     $545,989     $472,201     $460,661
Revenue without reimbursable
  expenses                                    753,042      655,967      593,533      507,858      466,132      460,661
Operating income                              193,232      119,508       90,053       83,270       77,899       67,896
Net income before change in
  accounting principle(b)                     114,243       50,334       43,822       42,197       42,315       35,045
EPS before change in accounting
  principle, diluted(c)                          1.01         0.58         0.52         0.52         0.52         0.44
Total assets                                  979,010      832,392      704,439      667,780      623,165      442,126
Debt                                          182,446      158,816      142,276      187,790      192,217       96,050
Total shareholders' equity                    622,607      484,821      401,069      319,309      243,465      204,328
Employees (full-time equivalents)               4,400        4,200        4,200        4,000        3,800        3,900

Financial information excluding merger-related costs, unusual items, change in accounting principle and gain (loss) on sale(d):

Operating income                              200,616      148,370      119,002       83,157       72,850       60,067
Net income                                    118,792       83,138       64,402       42,179       39,380       30,672
EPS, diluted(c)                                  1.33         0.95         0.77         0.52         0.49         0.39
EBITDA                                        246,375      207,882      172,621      131,745      112,522       93,744

(a) All financial information has been restated to reflect the merger of ChoicePoint and DBT Online, Inc. in 2000, which has been accounted for as a pooling of interests, and the stock splits paid in the form of stock dividends effective November 24, 1999, March 7, 2001 and June 6, 2002.

(b) In 2002, the Company recorded a goodwill impairment charge of $24.4 million, net of taxes in accordance with the adoption of FASB Statement No. 142, "Goodwill and Other Intangible Assets."

(c) EPS for 1997 assumes pro forma diluted shares outstanding of 78.9 million due to the spin-off in August 1997.

(d) EBITDA represents earnings before interest, taxes, depreciation, and amortization, excluding merger-related costs, unusual items, and gain
         (loss) on sale of business. The Company has included EBITDA data and financial information excluding merger-related costs, unusual items, gain (loss) on sale, and change in accounting principle (which are not measures of financial performance under accounting principles generally accepted in the United States) because such data is used by certain investors to analyze and compare companies on a basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt. These measures are not presented as a substitute for operating income, net income or cash flows from operating activities.

BUSINESS DESCRIPTION

ChoicePoint provides information solutions to mitigate the risks that threaten so many facets of our personal and business lives. Capitalizing on robust data and unique databases - and technological expertise to analyze that data and add intelligence to it - ChoicePoint is a leading provider of identification and credential verification services to business, government, and individual customers. By transforming data into Actionable Intelligence(R), ChoicePoint helps those customers reduce risk and better manage business relationships.

ChoicePoint common stock trades on the New York Stock Exchange (NYSE) under the symbol CPS.

ChoicePoint, headquartered in the Atlanta area, is organized into three business segments: Insurance Services, Business & Government Services, and Marketing Services. Insurance Services includes the Property & Casualty Personal Lines and Property & Casualty Commercial Lines businesses. Business & Government Services includes the WorkPlace Solutions, Public Records, and Nursery businesses. Marketing Services includes the ChoicePoint Precision Marketing businesses.

CONTENTS

Letter to Shareholders                                  2
Critical Needs                                          6
Compelling Solutions                                    8
Q & A with Derek Smith
  and Doug Curling                                     12
Financial Review                                       17
Shareholder Information                                48
Board of Directors                      INSIDE BACK COVER

[CHOICEPOINT LOGO]

Management's Discussion and Analysis                  18

Report of Management                                  26

Report of Independent Auditors                        27

Report of Independent Public Accountants              28

Explanatory Note Regarding
Report of Independent Public Accountants              28

Consolidated Statements of Income                     29

Consolidated Balance Sheets                           30

Consolidated Statements of Shareholders' Equity       31

Consolidated Statements of Cash Flows                 32

Notes to Consolidated Financial Statements            33

Shareholder Information                               48

Board of Directors, Elected Officers and
Corporate Governance                                  49

ChoicePoint is committed to full disclosure of its accounting policies as well as other administrative procedures within the Company. For instance, as of December 31, 2002, the only off-balance sheet assets or liabilities are two synthetic leases on the properties of the Company's corporate headquarters. Similarly, ChoicePoint employees may direct their retirement funds to a variety of investments vehicles, only one of which is ChoicePoint stock. Shareholders who have any questions or concerns about corporate policies and disclosure are urged to contact the Company's Investor Relations office.


                                             CHOICEPOINT 2002 ANNUAL REPORT   17

MANAGEMENT'S DISCUSSION AND ANALYSIS
ChoicePoint 2002 Annual Report

OVERVIEW

ChoicePoint Inc. (NYSE:CPS), a Georgia corporation ("ChoicePoint" or the "Company"), is the leading provider of identification and credential verification services for making smarter decisions in a world challenged by the reality of risks. Serving the needs of business, government, non-profit organizations and individuals, ChoicePoint works to create a safer and more secure society through the responsible use of information while ensuring the protection of personal privacy. For more information, visit the Company's Web site at www.choicepoint.com.

         ChoicePoint's businesses are focused on three primary markets - Insurance Services, Business & Government Services and Marketing Services.

         The Insurance Services group ("Insurance") provides information products and services used in the underwriting and claims processes by property and casualty insurers. Major offerings to the personal lines property and casualty market include claims history data, motor vehicle records, police records, credit information and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and property inspections and audits to the commercial insurance market. Prior to the divestiture in August 2001 (see Note 4 to the Consolidated Financial Statements), ChoicePoint also provided laboratory testing services and related technology solutions to the life and health insurance market.

         The Business & Government Services group ("B&G") provides information products and services to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, non-profit organizations, small businesses, consumers and federal, state and local government agencies. Major offerings include employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, Uniform Commercial Code searches and filings, DNA identification services, authentication services, and people and shareholder locator information searches.

         The Marketing Services group ("Marketing Services") provides direct marketing services to Fortune 1000 corporations, insurance companies and financial institutions. Marketing Services offers a full complement of products including data, print fulfillment, database and campaign management services, as well as Web-based solutions.

RESULTS OF OPERATIONS
Revenue

(In thousands)
Year Ended December 31,                                2002            2001          % Change         2000       % Change
                                                     --------        --------        --------       --------     --------
Revenue:
Insurance Services                                   $332,521        $281,046            18%        $235,737         19%
Business & Government Services                        308,761         267,409            15%         233,270         15%
Marketing Services                                    105,833          76,461            38%          63,549         20%
Royalty                                                 5,855           6,808           -14%           6,364          7%
                                                     --------        --------           ---         --------        ---
Core Revenue                                          752,970         631,724            19%         538,920         17%
                                                     --------        --------           ---         --------        ---
Divested and discontinued product lines                    72          24,243           n/m           54,613        n/m
                                                     --------        --------           ---         --------        ---
Revenue without reimbursable expenses                 753,042         655,967            15%         593,533         11%
Reimbursable expenses per EITF 01-14                   38,520          38,028                         37,392
                                                     --------        --------           ---         --------        ---
Total revenue                                        $791,562        $693,995            14%        $630,925         10%
                                                     ========        ========           ===         ========        ===

The Company's revenue grew 14%, or $97.6 million, to $791.6 million in 2002 and 10%, or $63.1 million, to $694.0 million in 2001 from $630.9 million in 2000. This revenue includes certain reimbursed out-of-pocket expenses in the Marketing Services segment totaling $38.5 million in 2002, $38.0 million in 2001, and $37.4 million in 2000. In accordance with Emerging Issues Task Force ("EITF") No. 01-14 (see Note 3 to the Consolidated Financial Statements), the Company has presented these reimbursable expenses on a gross basis as revenues and expenses. As these expenses are fully reimbursed, without mark-up, by our clients and in a majority of the cases prepaid by the customers, there is no impact on operating income, net income, earnings per share ("EPS"), cash flows or the balance sheet; therefore, we have excluded the impact of these reimbursable expenses from the discussions below. We believe that core revenue is a more appropriate way to measure the revenue growth of our Company; therefore, all of the following revenue discussions are based on core revenue which excludes the impact of the reimbursable expenses and divested and discontinued product lines.

CONSOLIDATED RESULTS

2002 vs. 2001

Core revenue, which excludes revenue from reimbursable expenses, our laboratory services business sold in August 2001 and other discontinued product lines, grew 19%, or $121.2 million, from 2001 to 2002. Consolidated internal revenue growth, which also excludes the effect of revenue from acquisitions, was 12% in 2002. Revenue growth in 2002 was driven primarily from continued strong unit performances in all of the Insurance products and services, contributions from our homeland security initiatives in our B&G product lines and acquisitions in our Marketing Services segment.

2001 vs. 2000

Core revenue grew 17%, or $92.8 million, from 2000 to 2001. Consolidated internal revenue growth, which excludes the effect of revenue from purchased acquisitions and divestitures, was 8% in 2001. Revenue growth in 2001 resulted primarily from strong unit growth across our Insurance products and services and acquisitions in our B&G and Marketing Services segments.


18  CHOICEPOINT 2002 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2002 Annual Report

BUSINESS SEGMENT RESULTS

Insurance Services

2002 vs. 2001

In 2002, Insurance Services' revenue was $332.5 million, up 18%, or $51.5 million, from $281.0 million in 2001. This growth was driven by continued strong unit performance in the personal lines business led by volume increases in C.L.U.E.(R) Property, NCF(TM) (National Credit File) and C.L.U.E. Auto, and strong demand for our commercial insurance products. During 2002, the Company acquired L&S Report Service, Inc. and Accident Report Services, Inc., to further enhance the Company's police records product line in our personal lines business. Also, in August 2001, the Company sold its laboratory services business. Excluding these transactions, internal revenue growth in Insurance Services was 18% for 2002 over 2001.

2001 vs. 2000

Revenue from Insurance Services grew $45.3 million, or 19%, to $281.0 million from $235.7 million in 2000, driven by strong unit performance, the introduction of new personal lines products, and continued growth in our commercial inspection and commercial software businesses. During 2001, the Company acquired Insurity Solutions, Inc., a provider of Internet-based rating, underwriting, and policy-servicing tools to complement its existing policy rating and issuance software business, and disposed of a component of its laboratory services business. Excluding these transactions, comparable internal revenue growth over 2000 was 17%.

Business & Government Services

2002 vs. 2001

Business & Government Services' revenue for 2002 increased $41.4 million, or 15%, to $308.8 million from $267.4 million in 2001. This growth was driven primarily by our continued success in our homeland security initiatives including providing analytical and data services to U.S. law enforcement and background screening for transportation security agencies. Excluding homeland security initiatives, revenue growth from share gains in the core business and from new products such as National Criminal File, DEBTOR Discovery(SM) and AutoTrack(R) International was offset by the continued soft hiring and economic environments. During 2002, the Company acquired Resident Data, Inc., a residential screening services provider to apartment management companies, and Vital Chek Network, Inc. ("VitalChek"), a provider of proprietary technology and data management services that facilitate the remote ordering of certified birth, death, marriage and divorce certificates, to further expand its B&G product line offerings. Comparable internal growth in B&G from 2001 to 2002 excluding these acquisitions was 8%.

2001 vs. 2000

Revenue from Business & Government Services was $267.4 million in 2001, an increase of $34.1 million, or 15%, from $233.3 million in 2000. This revenue increase was primarily due to acquisitions made in 2001, tempered by general economic conditions which impacted our base business. During 2001, the Company acquired BTi Employee Screening Services, Inc., a pre-employment background screening organization; ABI Consulting, Inc., a third-party administrator of employee drug testing programs; The Bode Technology Group, Inc., a premier provider of DNA identification services; the pre-employment and drug testing businesses of Pinkerton's, Inc., a unit of Securitas AB of Sweden; and certain assets of National Medical Review Offices, Inc., a large provider of medical review office services. There was no comparable internal revenue growth for Business & Government Services excluding these acquisitions for 2001 compared to 2000.

Marketing Services

2002 vs. 2001

In 2002, core revenue increased $29.4 million, or 38%, to $105.8 million from $76.5 million, primarily due to acquisitions. During 2002, the Company acquired the insurance market on-line consumer credit reporting, marketing and pre-screen list extract services business of Experian Information Solutions, Inc. and Total eData Corporation, an e-mail database company which gives ChoicePoint an entry into a new and growing market. Excluding these acquisitions, internal revenue growth was 5% for 2002 over 2001.

2001 vs. 2000

Revenue from Marketing Services was $76.5 million in 2001, an increase of $12.9 million, or 20%, from $63.6 million in 2000. This increase was driven primarily by the acquisition of Marketing Information & Technology, Inc., a provider of large-scale marketing systems for Fortune 500 clients, in July 2001 and the expansion of our telemarketing business, offset slightly by the impact of general economic conditions on our direct mailing and database fulfillment product lines. Excluding the acquisition, comparable internal revenue growth over 2000 was 2%.

OTHER RESULTS

Royalty revenue from laser technology patents held by the Company decreased to $5.9 million from $6.8 million in 2001 and $6.4 million in 2000. The remaining patents underlying this revenue expire between November 2004 and May 2005 (see
Note 3 to the Consolidated Financial Statements).

         Divested and discontinued product lines include the operating results from the laboratory services business sold in August 2001, ChoicePoint Limited, the Company's United Kingdom-based insurance division sold in January 2000, and certain other product lines which were, primarily as a result of the merger with DBT Online, Inc. ("DBT") in 2000 and the subsequent integration of the two public records businesses, determined to be duplicative in nature or contrary to ChoicePoint's strategic goals and, hence, discontinued (see Note 4 to the Consolidated Financial Statements).


                                             CHOICEPOINT 2002 ANNUAL REPORT   19

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2002 Annual Report

OPERATING INCOME
(In thousands)

                                                                            Pro forma
Year Ended December 31,                                      2002            2001(*)             2001             2000
                                                          ---------         ---------         ---------         ---------
Operating income:
Insurance Services                                        $ 155,391         $ 129,291         $ 127,745         $ 101,994
Business & Government Services                               69,424            56,203            45,089            29,377
Marketing Services                                           32,866            26,391            22,185            19,285
Royalty                                                       3,326             4,400             4,400             3,804
Reimbursable expenses                                            --                --                --                --
Divested and discontinued product lines                        (206)             (968)           (1,771)            8,045
Corporate and shared expenses                               (60,185)          (49,278)          (49,278)          (43,503)
                                                          ---------         ---------         ---------         ---------
Operating income before merger-related costs,
   unusual items, and loss on sale of business              200,616           166,039           148,370           119,002
Merger-related costs and unusual items                       (7,384)          (18,009)          (18,009)          (28,949)
Loss on sale of business                                         --           (10,853)          (10,853)               --
                                                          ---------         ---------         ---------         ---------
Operating income                                          $ 193,232         $ 137,177         $ 119,508         $  90,053
                                                          ---------         ---------         ---------         ---------

OPERATING MARGINS

                                                                                          Pro forma
Year Ended December 31,                                                        2002         2001(*)        2001          2000
                                                                               ----       ---------        ----          ----
Operating income as reported, as a percentage of total revenue                 24.4%         19.8%         17.2%         14.3%
Operating income before merger-related costs,
   unusual items, and loss on sale of business,
   as a percentage of revenue without reimbursable expenses                    26.6%         25.3%         22.6%         20.0%

(*) Pro forma 2001 represents operating income without goodwill amortization as if Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" had been adopted as of January 1, 2001.

       IN 2002, THE COMPANY DISCONTINUED AMORTIZING GOODWILL AND RECORDED A GOODWILL IMPAIRMENT OF $39.1 MILLION ($24.4 MILLION NET OF TAXES).

CONSOLIDATED RESULTS

2002 vs. 2001

Consolidated operating income was $193.2 million in 2002 compared to $137.2 million in 2001 excluding goodwill amortization as if SFAS No. 142 had been adopted as of January 1, 2001. Operating income in 2002 includes a charge for $7.4 million of unusual items including a write-down of minority investments in start-up companies, asset impairments of technology initiatives, and costs related to the closure of two facilities (see Note 10 to the Consolidated Financial Statements). The improvement in margins, excluding unusual items, from 2001 (excluding goodwill amortization) to 2002 was primarily due to the strong revenue performance discussed above, the introduction of higher margin products, and our continued focus on improving cost efficiencies, offset slightly by increased investment in new business initiatives and resources to support the growth of the Company.

2001 vs. 2000

Consolidated operating income was $119.5 million in 2001 and $90.1 million in 2000 which includes goodwill amortization in both years, merger-related costs and unusual items of $18.0 million in 2001 and $28.9 million in 2000 primarily related to the merger with DBT and asset impairments (see Note 10 to the Consolidated Financial Statements). The loss on sale of business of $10.9 million in 2001 relates to the sale of the Company's laboratory services business in August 2001 (see Note 4 to the Consolidated Financial Statements). The improvement in margins from 2000 to 2001 was primarily due to the strong revenue performance discussed above, cost synergies realized in the integration of the Company's acquisitions, and continued focus on improving cost efficiencies.

BUSINESS SEGMENT RESULTS

Insurance Services

2002 vs. 2001

Insurance Services had 2002 operating income of $155.4 million, an increase of $27.6 million or 22%, compared with $127.7 million in 2001 ($129.3 million excluding goodwill amortization). This resulted in an operating margin of 46.7% of revenue in 2002 compared to 45.5% of revenue in 2001 (46.0% of revenue excluding goodwill amortization). The increase in operating income was primarily due to the increase in revenue discussed above.

2001 vs. 2000

Insurance Services had 2001 operating income of $127.7 million, an increase of $25.7 million, or 25%, from $102.0 million in 2000. This resulted in an operating margin of 45.5% during 2001, compared with 43.3% in 2000, primarily as a result of the revenue growth discussed above and continued focus on improving cost efficiencies.

Business and Government Services

2002 vs. 2001

Business & Government Services had 2002 operating income of $69.4 million, an increase of $24.3 million or 54%, compared with $45.1 million ($56.2 million excluding goodwill amortization) in 2001. This resulted in an operating margin of 22.5% of revenue in 2002, compared to 16.9% of revenue (21.0% of revenue excluding goodwill amortization) in 2001. The margin increase from operating income excluding goodwill amortization in 2001 is primarily due to revenue contributions from our homeland security initiatives, the growth of higher margin products such as National Criminal File, and our continued focus on cost controls.


20  CHOICEPOINT 2002 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2002 Annual Report

2001 vs. 2000

Business & Government Services had operating income of $45.1 million in 2001, an increase of $15.7 million, or 53%, over the prior year, resulting in an operating margin of 16.9% during 2001 compared with 12.6% in 2000. This improvement was primarily the result of the cost synergies realized in the integration of the Company's acquisitions, including the merger of DBT, and aggressive cost control efforts.

Marketing Services

2002 vs. 2001

Marketing Services had 2002 operating income of $32.9 million, an increase of $10.7 million or 48%, compared with $22.2 million ($26.4 million excluding goodwill amortization) in 2001. This resulted in an operating margin of 31.1% of core revenue in 2002, down from 34.5% of core revenue excluding goodwill amortization in 2001 (29.0% of core revenue including goodwill amortization). The margin decrease from operating income excluding goodwill amortization in 2001 is primarily due to a one-time project in 2001 that generated higher-than-average margins throughout the year.

2001 vs. 2000

Marketing Services had 2001 operating income of $22.2 million, an increase of $2.9 million, or 15%, over the prior year, resulting in an operating margin of 29.0% during 2001 compared with 30.3% in 2000. The slight decline in margin was primarily a result of lower margins in the business unit acquired during its integration into the Company's Marketing segment and due to the intangible amortization from the acquisition.

Corporate and Shared Expenses

Corporate and shared expenses included in selling, general, and administrative costs represent costs of support functions, research and development initiatives, incentives, and profit sharing that benefit Insurance Services, Business & Government Services, and Marketing Services. The increase to $60.2 million in 2002 from $49.3 million in 2001 and $43.5 million in 2000 is primarily due to the increase in compensation expense recognized under employee stock plans and incentives and additional resources to support the growth of the Company. Corporate and shared expenses as a percentage of revenue without reimbursable expenses were approximately 8% in 2002, 8% in 2001, and 7% in 2000.

Interest Expense, net

Interest expense, net decreased from $11.7 million in 2000 to $10.5 million in 2001 and $7.8 million in 2002. Lower interest rates and lower average borrowings, due to increased earnings and working capital management and the expiration of the interest rate swap with a notional amount of $125 million (see
Note 5 to the Consolidated Financial Statements) were responsible for the decrease in interest expense. Interest expense in 2000 is also net of interest income from short-term investments of $882,000. ChoicePoint has entered into four interest rate swap agreements to reduce the impact of changes in its benchmark interest rate (LIBOR) on its LIBOR-based payments on the synthetic leases (see Note 5 to the Consolidated Financial Statements).

Income Taxes

In 2002, the provision for income taxes was $71.2 million before cumulative effect of change in accounting principle compared to $58.7 million in 2001 and $34.5 million in 2000. The increase in the tax provision is primarily a result of increased earnings. The tax provision in 2001 includes tax expense of $10.5 million related to the sale of our laboratory services business. ChoicePoint's overall effective tax rates were 38.6% in 2002 down from 39.7% (53.8% including the effect of merger-related costs, unusual items, and loss on sale of business) in 2001 due to the elimination of non-deductible goodwill amortization. The 2001 tax provision was down from 40.0% (44.0% including the effect of merger-related costs and unusual items) in 2000 due to implementation of state and local tax planning initiatives.

FINANCIAL CONDITION AND LIQUIDITY AND MARKET RISK,
INCLUDING OFF-BALANCE SHEET ITEMS

The Company is exposed to market risk from changes in interest rates. The information below summarizes the Company's market risk associated with its debt obligations as of December 31, 2002. The information below should be read in conjunction with Note 5 to the Consolidated Financial Statements.

         The Company's sources of cash liquidity include cash and cash equivalents, cash from operations, amounts available under credit facilities, and other external sources of funds. The Company's short-term and long-term liquidity depends primarily upon its level of net income, working capital management (accounts receivable, accounts payable and accrued expenses), and long-term debt. On May 10, 2002, ChoicePoint entered into a $325 million unsecured revolving credit facility (the "Credit Facility") with a group of banks that extends through a termination date of May 2005 and bears interest at variable rates based on LIBOR plus an applicable margin. Total borrowings under the Credit Facility were $95.0 million at December 31, 2002. Prior to May 10, 2002, the Company had a $250 million unsecured revolving credit facility (the "Former Credit Facility") (see Note 5 to the Consolidated Financial Statements). Total borrowings under the Former Credit Facility were $155.0 million at December 31, 2001.

         In July 2001, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The Receivables Facility permits the advance of up to $100 million on the sale of accounts receivable, may be extended in one-year terms, and has been extended to July 2003. The Receivables Facility, which does not qualify for off-balance sheet treatment under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" due to certain contractual removal-of-accounts provisions, has been recorded as an on-balance sheet financing transaction. The Company believes the Receivables Facility provides a low cost of financing and is an additional source of debt capital with diversification from other alternatives. Net proceeds from the Receivables Facility were $85.0 million at December 31, 2002 and were used to finance a portion of the VitalChek acquisition (see Note 4 to the Consolidated Financial Statements). There were no sales of accounts receivable during 2001.


                                             CHOICEPOINT 2002 ANNUAL REPORT   21

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2002 Annual Report

         In addition, there was $2.4 million of other long-term debt and capital leases outstanding at December 31, 2002 and $3.8 million outstanding at December 31, 2001. ChoicePoint may use additional borrowings under the Credit Facility and Receivables Facility to finance acquisitions and for general corporate cash requirements. The Company may desire to obtain additional long-term financing for other uses of cash or for strategic reasons. The Company anticipates no difficulty in obtaining long-term financing based on favorable experiences in the debt market in the recent past. ChoicePoint may also utilize lines of credit with two banks for overnight borrowings; however, no such borrowings were out-standing at December 31, 2002 or 2001.

OFF-BALANCE SHEET ITEMS CONSIST OF TWO SYNTHETIC LEASES - ONE ON THE COMPANY'S HEADQUARTERS BUILDING AND THE OTHER TO FINANCE THE CONSTRUCTION OF THE COMPANY'S NEW DATA CENTER FACILITY.

Off-Balance Sheet Items

In 1997, the Company entered into a $25 million synthetic lease agreement for the Company's headquarters building. Under the synthetic lease agreement, a third-party lessor purchased the property, paid for the construction and leased the building to the Company. In 2001, the Company entered into another synthetic lease agreement for up to $52 million to finance the construction of its data center facility that will be completed in mid 2003. Both leases expire in 2007, at which time the Company has the following options for each lease: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the property, ChoicePoint must guarantee the lessor 80% to 85% of the original cost.

         The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. The Financial Accounting Standards Board ("FASB") has recently issued Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" ("FIN 46") that might change current generally accepted accounting principles in the United States of America related to synthetic leases. The Company is currently evaluating the impact of this new standard, which may require the Company to modify its synthetic leases to maintain off-balance sheet treatment. If the Company had elected to purchase the properties instead of entering into the synthetic leases or if the Company was required to change its accounting for the synthetic leases based on a new accounting principle, our assets and debt would have increased by $54.3 million at December 31, 2002 and the Company would have recorded additional depreciation expense related to the $25 million synthetic lease of approximately $800,000 for the years ended December 31, 2002 and 2001. No depreciation would have been recorded related to the amount drawn down under the $52 million synthetic lease since the data center facility is still under construction. If the Company was required to change its accounting for the synthetic leases, estimated depreciation expense would be approximately $1.4 million in 2003 and $2.2 million annually for 2004 through 2007.

Derivatives

Derivative financial instruments at December 31, 2002 consist of four interest rate swap agreements entered into to reduce the impact of changes in a benchmark interest rate (LIBOR) on the Company's LIBOR-based payments on the Company's synthetic leases. At December 31, 2002, the total notional amount under these swap agreements was $67 million and they involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. As of December 31, 2002, the fair value of the outstanding interest rate swap agreements was a liability of $4.8 million which has been recorded net of taxes in accumulated other comprehensive loss in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (see Notes 3 and 5 to the Consolidated Financial Statements).

         The Company previously had a fifth interest rate swap agreement with a notional amount of $125 million to limit the effect of changes in the benchmark interest rate (LIBOR) on $125 million of the Company's borrowings. This interest rate swap agreement expired in August 2002.

Contractual Obligations and the Related Future Payments
(In thousands)

                                                                              Payments Due by Period
                                                      Total            2003           2004            2005         Thereafter
                                                     --------        --------        -------        --------       ----------
Debt                                                 $182,100        $ 85,130        $   130        $ 95,140        $ 1,700
Capital lease obligations                                 346             257             74              15             --
Operating leases and other commitments                 64,596          17,586         14,954          11,729         20,327
                                                     --------        --------        -------        --------        -------
Total contractual cash obligations                   $247,042        $102,973        $15,158        $106,884        $22,027
                                                     --------        --------        -------        --------        -------


22  CHOICEPOINT 2002 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2002 Annual Report

         We believe that our existing cash balance, available debt capacity, and cash flows from operations will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months. However, any material variance of our operating results from our projections or the investments in or acquisitions of businesses, products, or technologies could require us to obtain additional equity or debt financing.

         Based on the Company's overall interest rate exposure at December 31, 2002, a 1% change in interest rates would result in a change in annual pretax interest expense of approximately $1.8 million based on the Company's current level of borrowing. As noted above, as of December 31, 2002, $54.3 million is outstanding under the synthetic lease agreements, the LIBOR-based payments of which are hedged with the swap agreements. In addition, $95.0 million is outstanding under the Credit Facility and $85.0 million is outstanding under the Receivables Facility.

         Cash and cash equivalents totaled $34.4 million as of December 31, 2002. Cash provided by operations increased from $110.2 million in 2000 to $127.5 million in 2001 and $168.8 million in 2002. These increases were primarily attributable to the increase in net income, as adjusted for depreciation and amortization. In 2002, ChoicePoint continued to invest in future growth and used $187.0 million for acquisitions, net of cash acquired, $19.8 million for property and equipment, and $29.2 million for other asset additions (primarily internally developed and externally purchased software). During 2001, ChoicePoint used $154.3 million for acquisitions net of cash acquired, $18.9 million for property and equipment, and $31.8 million for other asset additions (primarily purchased data files and internally developed and externally purchased software). During 2000, ChoicePoint invested $110.4 million for acquisitions net of cash acquired, $14.5 million for property and equipment, and $16.5 million for other asset additions (primarily purchased data files and internally developed and externally purchased software). Cash provided by financing activities of $47.9 million in 2002 was primarily generated through borrowings under the Credit Facility and Receivables Facility to fund acquisitions. Cash provided by the exercise of stock options of $26.6 million and net borrowings of $14.0 million on long-term debt provided cash from financing activities in 2001 compared to cash used by financing activities of $14.6 million in 2000. The Company currently anticipates full-year capital expenditures for 2003 to be in the range of $45 million to $50 million, which is consistent with 2002 and will be used primarily for the continued development of the new public records technology platform, new product development, system upgrades, furniture and equipment for the new data center facility, purchased data files and internally developed and externally purchased software.

         Earnings before interest, taxes, depreciation, and amortization ("EBITDA") excluding merger-related costs, unusual items, and loss on sale of business increased $38.5 million, or 19%, to $246.4 million in 2002 from $207.9 million in 2001 and $172.6 million in 2000. EBITDA as a percentage of revenue without reimbursable expenses increased from 29.1% in 2000 to 31.7% in 2001 and to a record 32.7% in 2002 due to ChoicePoint's strong operating performance and ability to control costs in a tough economic environment. The Company has included EBITDA data (which is not a measure of financial performance under accounting principles generally accepted in the United States of America) because such data is used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity, and to determine a company's ability to service debt. EBITDA is not presented as a substitute for income from operations, net income, or cash flows from operating activities.

         Economic Value Added(R) ("EVA") measures the value created in excess of the cost of capital used to run the business. The Company uses EVA as a performance measure to make operational, capital, and compensation decisions. EVA increased $13 million in 2002 and $10 million in 2001 due primarily to strong operating results and capital management.

         The Company uses cash generated to invest in growing the business and to fund acquisitions and operations. Therefore, no cash dividends have been paid and the Company does not anticipate paying any cash dividends on its common stock in the near future.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2002, ChoicePoint adopted new accounting rules for goodwill and certain intangible assets. Among the requirements of the new rules is that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. During the second quarter of 2002, the Company completed its impairment review and recorded a $39.1 million non-cash pretax charge ($24.4 million net of taxes) for the impairment of goodwill resulting primarily from the EquiSearch Services, Inc. acquisition in 1998 and the Internet business the Company acquired as part of the DBT merger in May 2000. The charge is non-operational in nature and is reflected as a cumulative effect of change in accounting principle in the accompanying consolidated financial statements (see Note 3 to the Consolidated Financial Statements). In order to enhance comparability, the Company compares current year results to the prior year, exclusive of this charge.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred (see
Note 3 to the Consolidated Financial Statements). SFAS No. 143 is effective for the Company beginning in 2003. We are currently evaluating the impact of this statement on our Consolidated Financial Statements but do not expect that its adoption will have a material impact on the Company's future consolidated results of operations.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The FASB bases the accrual of an exit or disposal cost on the existence of a liability that constitutes an "obligation" both legally and socially as defined under FASB Statement of Concept No. 6. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002.

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guaranty, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or


                                             CHOICEPOINT 2002 ANNUAL REPORT   23

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2002 Annual Report

modified after December 31, 2002. As of December 31, 2002, there is no impact of this statement on our Consolidated Financial Statements.

         In January 2003, the FASB issued FIN 46, which addresses consolidation of business enterprises of variable interest entities ("VIE") and requires companies with a controlling financial interest in a VIE to include the assets, liabilities and results of activities of the VIE in the consolidated financial statements of the company. FIN 46 is effective immediately for VIE's created after January 31, 2003 and is effective for the quarter ending June 30, 2003 for all VIE's that existed prior to January 31, 2003. The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. FIN 46 might change current generally accepted accounting principles in the United States of America related to synthetic leases. The Company is currently evaluating the impact of this new standard which may require the Company to modify its synthetic leases to maintain off-balance sheet treatment.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions which may be revised over time as new information and regulations become available. The Company believes that of its significant accounting policies (see Note 3 to the Consolidated Financial Statements), the following may involve a higher degree of judgment and complexity:

         Purchase price allocation: Over its history, the Company's growth has been partly driven by acquisitions. The application of the purchase method of accounting requires companies to assign values to acquired assets and liabilities, including intangible assets acquired based on their fair value. The determination of fair value for acquired assets, particularly intangible assets, requires a high degree of judgment, and estimates often involve significant subjectivity due to the lack of transparent market data or listed market prices. The Company generally uses internal cash flow models and other evaluations as well as third-party appraisals in determining the fair value of assets acquired; however, the use of different valuation models or assumptions could result in different amounts of goodwill and other acquisition intangible assets and different lives for amortizable intangible assets. As of December 31, 2002, certain of the Company's 2002 purchase price allocations were based on preliminary estimates which may be revised in 2003 as final third-party appraisals are received or as estimates and assumptions are finalized (see Note 4 to the Consolidated Financial Statements). The Company does not anticipate that these revisions would be significant to the financial statements taken as a whole.

         Impairment charges: On January 1, 2002, ChoicePoint adopted SFAS No.
142. ChoicePoint has assessed its goodwill and other indefinite life assets for impairment during the year ended December 31, 2002, and is required to assess these assets on at least an annual basis thereafter (see Notes 3 and 4 to the Consolidated Financial Statements). In assessing the recoverability of these intangible assets, the Company must make assumptions regarding the estimated future cash flows to determine fair value of the respective assets. These assumptions may change in the future due to economic conditions or in connection with the sale or integration of the Company's business units, at which time, ChoicePoint may be required to record impairment charges for these assets. Upon completion of our analysis for goodwill impairment in the second quarter of 2002 in accordance with the adoption of SFAS No. 142, ChoicePoint recorded a non-cash charge of $39.1 million ($24.4 million net of taxes) to reduce the carrying value of its goodwill retroactive to January 1, 2002. In calculating the goodwill impairment charge, the fair value of the impaired reporting units was estimated using a discounted cash flow methodology. This impairment charge is due to increased competition and pricing pressures and relates primarily to goodwill recorded in the 1998 acquisition of EquiSearch Services, Inc. and good-will related to the Internet business acquired as part of the DBT Merger in May 2000. The Company also completed its annual goodwill impairment review as of October 31, 2002. No additional impairment charge was recorded as a result of this review based on estimated future cash flows as compared to the current book value of long-lived assets. If the Company had assumed a 10% reduction in its estimated annual cash flows, it would have recorded additional impairment of less than $2 million in the above analyses.

         For the other acquisition intangible assets such as purchased software, customer relationships and non-compete agreements, the Company is required to assess them for impairment whenever indicators of impairment exist in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During 2002, there were no indicators of impairment related to these assets. The Company periodically reviews and reevaluates the assumptions used for assessing the recoverability of its intangible assets and adjusts them as necessary.

         As discussed in Note 10 to the Consolidated Financial Statements, in connection with selling and integrating certain business operations, the Company has recorded asset impairment charges for data and software assets that will no longer be used. Inherent in the assumptions used in impairment analyses are certain significant management judgments and estimates. The Company periodically reviews and reevaluates these assumptions and adjusts them as necessary.

         Software developed for internal use: As discussed in Note 3 to the Consolidated Financial Statements, the Company capitalizes certain direct costs incurred in the development of internal use software. Amortization of such costs as cost of sales is done on a straight-line basis generally over three to five years. The Company evaluates the recoverability of capitalized costs periodically or as changes in circumstance suggest a possible impairment may exist in accordance with SFAS No. 144. Primarily in connection with the DBT merger and integration of the Company's public records businesses, capitalized software costs were written down by $3.0 million in 2002, $2.7 million in 2001, and $2.1 million in 2000. Amortization of capitalized software costs amounted to $10.1 million in 2002, $6.7 million in 2001, and $5.9 million in 2000.

         Postretirement benefit obligations: In connection with developing the Company's projected liabilities for postretirement benefits, management is required to make estimates and assumptions which affect the reported amounts of the liability as of the date of the financial statements and the amount of expense recognized during the period. The liability is developed based on currently available information, estimates of future trends and actuarial assumptions provided by the Company's independent actuaries including a discount rate of 6.75% and an initial health care cost trend rate of approximately 13%. A 0.25% decrease or increase in the discount rate (to 6.5% or 7.0%) would result in a change in the liability of approximately $600,000. Actual results could differ from these estimates. See Note 8 to the Consolidated Financial Statements for a discussion of the impact of changes in health care cost trend rates.


24  CHOICEPOINT 2002 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2002 Annual Report

SUBSEQUENT EVENTS

In January 2003, ChoicePoint acquired two entities, National Data Retrieval, Inc., one of the nation's leading providers of public records information for bankruptcies, civil judgments, and federal and state tax liens based in Alpharetta, Georgia, and The List Source, Inc. d/b/a Kramer Lead Marketing Group, a marketing company servicing the life & health insurance and financial services markets based in Dallas, Texas. The total purchase price of these acquisitions was approximately $38 million and was paid in cash (see Note 14 to the Consolidated Financial Statements).

         In February 2003, the Company sold substantially all of the assets of its CP Commercial Specialists ("CPCS") business to an affiliate of New Mountain Capital, LLC for approximately $87 million in cash. This transaction is the culmination of the transformation of ChoicePoint to a data-driven and technology-oriented business. The sale resulted in a gain of approximately $33 million (net of taxes) which will be recorded in the first quarter of 2003 (see
Note 14 to the Consolidated Financial Statements).

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made by or on behalf of the Company, including information in this Annual Report, constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result," "are expected to," "we anticipate," "we estimate," "we project," or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors: demand for the Company's services, product development, maintaining acceptable margins, maintaining secure systems, ability to control costs, and the impact of federal, state, and local regulatory requirements on the Company's business, specifically the public records market and privacy matters affecting the Company, the impact of competition and customer consolidations, ability to continue our long-term business strategy including growth through acquisition, ability to attract and retain qualified personnel, and the uncertainty of economic conditions in general. Additional information concerning these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission ("SEC"), including the Company's Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made, and the Company undertakes no obligation to publicly update these statements based on events that may occur after the date of this report.


                                             CHOICEPOINT 2002 ANNUAL REPORT   25

REPORT OF MANAGEMENT

ChoicePoint 2002 Annual Report

The management of ChoicePoint Inc. has the responsibility for preparing the accompanying financial statements, and for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on management's best estimates and judgments.

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

         The audit committee of the board of directors, consisting solely of outside directors, meets periodically with financial management, internal audit, and the independent public accountants to review internal accounting controls and accounting, auditing, and financial reporting matters. The committee recommends to the board of directors appointment of the independent auditors. Both the internal auditors and the independent auditors have access to the audit committee, with or without the presence of management.




/s/ Derek V. Smith                               /s/ Steven W. Surbaugh                  /s/ David E. Trine
   --------------------                             --------------------                     ------------------------------
Derek V. Smith                                   Steven W. Surbaugh                      David E. Trine
Chairman and                                     Chief Financial Officer                 Treasurer and Corporate Controller
Chief Executive Officer


26  CHOICEPOINT  2002 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

ChoicePoint 2002 Annual Report

To the Board of Directors and Shareholders of ChoicePoint Inc.:

We have audited the consolidated balance sheet of ChoicePoint Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The consolidated financial statements of ChoicePoint Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, before the revisions described in Notes 3, 7, and 11 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 15, 2002.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 in 2002.

         As discussed above, the consolidated financial statements of ChoicePoint Inc. as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

- As described in Note 7, the Company effected a four-for-three stock split in 2002. All share and per share data presented have been retroactively adjusted to reflect the split.

- As described in Note 3, the Company adopted the provisions of Emerging Issues Task Force 01-14, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred ("EITF 01-14") and therefore revised certain revenues and expenses to conform to the presentation requirements of EITF 01-14.

- As described in Note 11, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 and 2000 consolidated financial statements relating to reportable segments have been revised to conform to the 2002 composition of reportable segments.

- As described in Note 3, these consolidated financial statements have been revised to include the disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), which was adopted by the Company as of January 1, 2002.

         We audited the adjustments described in Notes 3, 7, and 11 that were applied to revise the 2001 and 2000 consolidated financial statements. We also audited the transitional SFAS 142 disclosures described in Note 3. In our opinion, such adjustments and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.



/s/ Deloitte & Touche LLP
   ----------------------

Atlanta, Georgia
February 21, 2003
(February 28, 2003 as to Note 14)


                                             CHOICEPOINT  2002 ANNUAL REPORT  27

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ChoicePoint 2002 Annual Report

To ChoicePoint Inc.:

We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. (a Georgia corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1999 consolidated financial statements of DBT Online, Inc. and subsidiaries, a company acquired during 2000 in a transaction accounted for as a pooling of interests as discussed in Note 2. Such statements are included in the consolidated financial statements of ChoicePoint Inc. and reflect revenue of 15% of the related consolidated total for the year ended December 31, 1999. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DBT Online, Inc. and subsidiaries, is based solely on the report of the other auditors.

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


Arthur Andersen LLP
Atlanta, Georgia
February 15, 2002



EXPLANATORY NOTE REGARDING REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

On March 21, 2002, ChoicePoint Inc. decided to no longer engage Arthur Andersen LLP as its independent public accountants and engaged Deloitte & Touche LLP to serve as its independent public accountants for the year ending December 31, 2002. More information regarding ChoicePoint Inc.'s change in independent public accountants is contained in a current report on Form 8-K filed with the SEC on March 22, 2002.

         We could not obtain permission of Arthur Andersen LLP to the inclusion in this Annual Report on Form 10-K of their Report of Independent Public Accountants above. Accordingly, the report of Arthur Andersen LLP above is merely reproduced from ChoicePoint Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 (although the consolidated balance sheet as of December 31, 2000 and the consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 1999 referred to in that report are not included herein) and does not include the manual signature of Arthur Andersen LLP.


28  CHOICEPOINT  2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

ChoicePoint 2002 Annual Report

(In thousands, except per share data)
Year Ended December 31,                                                                        2002           2001           2000
                                                                                             --------       --------       --------
Revenue before reimbursable expenses                                                         $753,042       $655,967       $593,533
                                                                                             --------       --------       --------
Reimbursable expenses (Note 3)                                                                 38,520         38,028         37,392
                                                                                             --------       --------       --------
   Total revenue                                                                              791,562        693,995        630,925
                                                                                             --------       --------       --------
Costs and expenses:
   Cost of services                                                                           407,762        385,839        343,994
   Reimbursable expenses                                                                       38,520         38,028         37,392
   Selling, general, and administrative                                                       144,664        121,758        130,537
   Loss on sale of business                                                                         -         10,853              -
   Merger-related costs and unusual items                                                       7,384         18,009         28,949
                                                                                             --------       --------       --------
     Total costs and expenses                                                                 598,330        574,487        540,872
                                                                                              -------        -------        -------

Operating income                                                                              193,232        119,508         90,053
Interest expense, net                                                                           7,772         10,487         11,743
                                                                                             --------       --------       --------

Income before income taxes and cumulative effect
   of change in accounting principle                                                          185,460        109,021         78,310
Provision for income taxes                                                                     71,217         58,687         34,488
                                                                                             --------       --------       --------
Income before cumulative effect of change in accounting principle                             114,243         50,334         43,822
Cumulative effect of change in accounting principle, net of tax (Note 3)                       24,416              -              -
                                                                                             --------       --------       --------
Net income                                                                                   $ 89,827       $ 50,334       $ 43,822
                                                                                             ========       ========       ========

Earnings per share (Notes 3 and 7)
Basic:
   Before cumulative effect of change in accounting principle                                $   1.36       $   0.61       $   0.55
   Cumulative effect of change in accounting principle, net                                     (0.29)            --             --
                                                                                             --------       --------       --------
   Net income                                                                                $   1.07       $   0.61       $   0.55
                                                                                             --------       --------       --------
   Weighted average shares - basic                                                             84,313         82,417         79,828

Diluted:
   Before cumulative effect of change in accounting principle                                $   1.28       $   0.58       $   0.52
   Cumulative effect of change in accounting principle, net                                     (0.27)            --             --
                                                                                             --------       --------       --------
   Net income                                                                                $   1.01       $   0.58       $   0.52
                                                                                             ========       ========       ========
   Weighted average shares - diluted                                                           89,194         87,151         84,139

The accompanying notes are an integral part of these consolidated financial statements.


                                              CHOICEPOINT 2002 ANNUAL REPORT  29

CONSOLIDATED BALANCE SHEETS

ChoicePoint 2002 Annual Report


(In thousands, except par values)
December 31,                                                                                  2002                2001
                                                                                            --------            --------
ASSETS
Current assets:
   Cash and cash equivalents                                                                $ 34,359            $ 53,033
   Accounts receivable, net of allowance for doubtful accounts
     of $4,978 in 2002 and $4,634 in 2001                                                    143,610             128,307
   Deferred income tax assets                                                                  6,557               7,266
   Other current assets                                                                       20,809              24,064
                                                                                            --------            --------
   Total current assets                                                                      205,335             212,670

Property and equipment, net                                                                   66,221              64,929
Goodwill                                                                                     578,608             450,912
Other acquisition intangible assets, net                                                      42,572              27,180
Deferred income tax assets                                                                    12,672               9,183
Other                                                                                         73,602              67,518
                                                                                            --------            --------
     Total assets                                                                           $979,010            $832,392
                                                                                            ========            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt and current maturities of long-term debt                                 $ 85,387            $156,426
   Accounts payable                                                                           31,825              34,251
   Accrued salaries and bonuses                                                               37,801              33,697
   Other current liabilities                                                                  47,683              60,315
                                                                                            --------            --------
   Total current liabilities                                                                 202,696             284,689

Long-term debt, less current maturities                                                       97,059               2,390
Postretirement benefit obligations                                                            37,853              43,976
Other long-term liabilities                                                                   18,795              16,516
                                                                                            --------            --------
   Total liabilities                                                                         356,403             347,571
                                                                                            --------            --------

Commitments and contingencies (Note 9)
Shareholders' equity:
   Preferred stock, $0.01 par value; 10,000 shares authorized,
     no shares issued or outstanding                                                              --                  --
   Common stock, $0.10 par value; shares authorized - 400,000;
     issued - 86,555 in 2002 and 84,496 in 2001                                                8,655               8,450
   Paid-in capital                                                                           345,426             297,612
   Retained earnings                                                                         287,787             197,960
   Cumulative other comprehensive loss                                                        (2,881)             (3,635)
   Treasury stock, at cost, 1,065 shares in 2002 and 1,042 shares in 2001                    (16,380)            (15,566)
                                                                                            --------            --------
   Total shareholders' equity                                                                622,607             484,821
                                                                                            --------            --------
   Total liabilities and shareholders' equity                                               $979,010            $832,392
                                                                                            ========            ========

The accompanying notes are an integral part of these consolidated financial statements.

SEE NOTES 5 AND 9 FOR DISCUSSION OF OFF-BALANCE SHEET ITEMS, AMOUNTS PLEDGED UNDER THE RECEIVABLES FACILITY AND OTHER COMMITMENTS.


30  CHOICEPOINT 2002 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ChoicePoint 2002 Annual Report

                                                                                             Cumulative
                                                                                               Other
                                           Comprehensive  Common     Paid-in      Retained  Comprehensive  Treasury
(In thousands)                                Income      Stock      Capital      Earnings      Loss        Stock         Total
                                           -------------  ------     --------     --------  -------------  ---------     --------
Balance, December 31, 1999                                $8,023     $219,376     $103,804     $  (476)    $ (11,418)    $319,309

Net income                                    $43,822         --           --       43,822          --            --       43,822
Change in unrealized
   net loss on investments                        255         --           --           --         255            --          255
Translation adjustments                           129         --           --           --         129            --          129
                                              -------
Comprehensive income                          $44,206
                                              -------
Restricted stock plans, net                                   (8)         275           --          --            --          267
Stock options exercised                                      194       30,796           --          --            --       30,990
Tax benefit of stock options exercised                        --        6,297           --          --            --        6,297
                                                          ------     --------     --------    --------     ---------     --------
Balance, December 31, 2000                                 8,209      256,744      147,626         (92)      (11,418)     401,069

Net income                                    $50,334         --           --       50,334          --            --       50,334
Change in fair value of derivatives,
   net of deferred taxes of $2,400             (3,635)        --           --           --      (3,635)           --       (3,635)
Translation adjustments                            92         --           --           --          92            --           92
                                              -------
Comprehensive income                          $46,791
                                              -------
Restricted stock plans, net                                   14        2,530           --          --            --        2,544
Stock options exercised                                      222       26,377           --          --            --       26,599
Common stock redeemed                                         --           --           --          --        (2,176)      (2,176)
Stock purchased by employee benefit trusts                     5           (5)          --          --        (1,972)      (1,972)
Tax benefit of stock options exercised                        --       11,966           --          --            --       11,966
                                                          ------     --------     --------    --------     ---------     --------
Balance, December 31, 2001                                 8,450      297,612      197,960      (3,635)      (15,566)     484,821

NET INCOME                                    $89,827         --           --       89,827          --            --       89,827
CHANGE IN FAIR VALUE OF DERIVATIVES,
   NET OF DEFERRED TAXES OF $503                  754         --           --           --         754            --          754
                                              -------
COMPREHENSIVE INCOME                          $90,581
                                              -------
RESTRICTED STOCK PLANS, NET                                   (9)       2,791           --          --            --        2,782
STOCK OPTIONS EXERCISED                                      214       25,050           --          --            --       25,264
COMMON STOCK REDEEMED                                         --           --           --          --          (814)        (814)
TAX BENEFIT OF STOCK OPTIONS EXERCISED                        --       19,973           --          --            --       19,973
                                                          ------     --------     --------    --------     ---------     --------
BALANCE, DECEMBER 31, 2002                                $8,655     $345,426     $287,787    $ (2,881)    $ (16,380)    $622,607
                                                          ======     ========     ========    ========     =========     ========

The accompanying notes are an integral part of these consolidated financial statements.


                                              CHOICEPOINT 2002 ANNUAL REPORT  31

CONSOLIDATED STATEMENTS OF CASH FLOWS

ChoicePoint 2002 Annual Report

(In thousands)
Year Ended December 31,                                                                   2002           2001           2000
                                                                                       ---------      ---------      ---------
Cash flows from operating activities:
   Net income                                                                          $  89,827      $  50,334      $  43,822
   Adjustments to reconcile net income to net cash provided
     by operating activities:
        Cumulative effect of change in accounting principle, net of tax                   24,416             --             --
        Depreciation and amortization                                                     45,759         59,512         53,619
        Provision for merger-related costs and unusual items                               7,384         18,009         28,949
        Pretax loss on sale of business                                                       --         10,853             --
        Compensation recognized under employee stock plans, net                            2,782          2,544            239
        Tax benefit of stock options exercised                                            19,973         11,966          6,297
        Changes in assets and liabilities, excluding effects
          of acquisitions and divestitures:
             Accounts receivable, net                                                    (10,761)        (7,817)         7,009
             Other current assets                                                          3,346        (10,617)        (5,276)
             Deferred income taxes                                                        10,120          6,023          4,145
             Current liabilities, excluding debt                                         (16,977)       (11,772)       (29,111)
             Other long-term liabilities, excluding debt                                  (7,119)        (1,536)           513
                                                                                       ---------      ---------      ---------
Net cash provided by operating activities                                                168,750        127,499        110,206
                                                                                       ---------      ---------      ---------
Cash flows from investing activities:
   Acquisitions, net of cash acquired                                                   (186,990)      (154,259)      (110,376)
   Cash proceeds from sale of businesses                                                     650         49,000          1,500
   Proceeds from sales or maturities of short-term investments                                --             --         16,198
   Additions to property and equipment, net                                              (19,796)       (18,880)       (14,509)
   Additions to other assets, net                                                        (29,207)       (31,797)       (16,524)
                                                                                       ---------      ---------      ---------
Net cash used by investing activities                                                   (235,343)      (155,936)      (123,711)
                                                                                       ---------      ---------      ---------
Cash flows from financing activities:
   Payments on Former Credit Facility                                                   (155,000)       (74,000)      (120,000)
   Payments on Credit Facility                                                           (40,000)            --             --
   Borrowings under Former Credit Facility                                                    --         90,000         75,000
   Borrowings under Credit Facility                                                      135,000             --             --
   Borrowings under Receivables Facility                                                  85,000             --             --
   Payments on other debt, net                                                            (1,531)        (1,982)          (612)
   Redemption of common stock                                                               (814)        (2,176)            --
   Purchases of stock held by employee benefit trusts                                         --         (1,972)            --
   Proceeds from exercise of stock options                                                25,264         26,599         30,990
                                                                                       ---------      ---------      ---------
Net cash provided (used) by financing activities                                          47,919         36,469        (14,622)
                                                                                       ---------      ---------      ---------
Effect of foreign currency exchange rates on cash                                             --             92            (65)
Net (decrease) increase in cash and cash equivalents                                     (18,674)         8,124        (28,192)
Cash and cash equivalents, beginning of year                                              53,033         44,909         73,101
                                                                                       ---------      ---------      ---------
Cash and cash equivalents, end of year                                                 $  34,359      $  53,033      $  44,909
                                                                                       =========      =========      =========

The accompanying notes are an integral part of these consolidated financial statements.


32  CHOICEPOINT  2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ChoicePoint  2002 Annual Report

1        NATURE OF OPERATIONS

ChoicePoint Inc. (NYSE:CPS), a Georgia corporation ("ChoicePoint" or the "Company"), is the leading provider of identification and credential verification services for making smarter decisions in a world challenged by the reality of risks. Serving the needs of business, government, non-profit organizations and individuals, ChoicePoint works to create a safer and more secure society through the responsible use of information while ensuring the protection of personal privacy. For more information, visit the Company's Web site at www.choicepoint.com.

         ChoicePoint's businesses are focused on three primary markets - Insurance Services, Business & Government Services and Marketing Services.

         The Insurance Services group provides information products and services used in the underwriting and claims processes by property and casualty insurers. Major offerings to the personal lines property and casualty market include claims history data, motor vehicle records, police records, credit information and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and property inspections and audits to the commercial insurance market. Prior to the divestiture in August 2001 (Note 4), ChoicePoint also provided laboratory testing services and related technology solutions to the life and health insurance market.

         The Business & Government Services group ("B&G") provides information products and services to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, non-profit organizations, small businesses, consumers and federal, state, and local government agencies. Major offerings include employment background screenings and drug testing administration services, public record searches, credential verification, due diligence information, Uniform Commercial Code searches and filings, DNA identification services, authentication services and people and shareholder locator information searches.

         The Marketing Services group provides direct marketing services to Fortune 1000 corporations, insurance companies, and financial institutions. Marketing Services offers a full complement of products, including data, print fulfillment, teleservices, database and campaign management services, as well as Web-based solutions.

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

         On May 16, 2000, ChoicePoint completed a merger (the "Merger") with DBT Online, Inc. ("DBT"), a leading nationwide provider of online public records data and other publicly available information, by exchanging approximately 21.2 million shares (adjusted for stock splits - Note 7) of its common stock for all of the common stock of DBT. Each share of DBT was exchanged for .525 shares (pre-split) of ChoicePoint common stock. In addition, outstanding DBT stock options were converted at the same exchange ratio into options to purchase approximately 3.6 million shares of ChoicePoint common stock. The Merger has been accounted for as a pooling of interests, and accordingly, all prior period consolidated financial statements have been restated to include the combined results of operations and financial position. There were no material transactions between ChoicePoint and DBT prior to the Merger. No material adjustments were required to conform the accounting policies of the two companies.

3        SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

EARNINGS PER SHARE ("EPS") - Diluted EPS includes the dilutive effect of stock options (Note 7).

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with the current year presentation.

REVENUE AND EXPENSE RECOGNITION - ChoicePoint recognizes revenue when an agreement exists, prices are determinable, services and products are delivered, and collectibility is reasonably assured. Revenue for the majority of information products and services is generally billed on a transactional basis determined by customer usage with some fixed elements. Marketing Services revenues are recognized when projects are completed and delivered and are billed in accordance with contractual terms. Software revenues for our Insurance Services segment are generated primarily by licensing software systems (consisting of software and maintenance support) and providing professional services. Perpetual software arrangements require significant customization and are recognized under the percentage of completion method in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition" and SOP 81-1, "Accounting for Performance of Construction Type and Certain Product-Type Contracts," based on the terms and conditions in the contract. Changes in estimates to complete and revisions in overall profit estimates are recognized in the period in which they are determined. Multi-year software license agreements are recognized ratably over the term of the agreement. Maintenance and support agreements are marketed under annual or multi-year agreements and are recognized ratably over the period covered by the agreements. Software-related professional services are recognized as the service is performed. Certain software revenues from our Marketing Services segment represent hosting arrangements. The revenues and certain up-front costs related to these hosting arrangements are recognized ratably over the term of the agreement.

         The Company records certain revenue on a net basis. Motor vehicle records registry revenue (the fee charged by states for motor vehicle records) and other fixed costs that are passed on by ChoicePoint to its customers ("pass-through expense") are excluded from revenue and recorded as a reduction to cost of services in the consolidated financial statements. Pass-through expense was $491.7 million in 2002, $423.2 million in 2001, and $358.2 million in 2000.


                                            CHOICEPOINT  2002 ANNUAL REPORT   33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2002 Annual Report

         During 2002, the Company began applying the consensus reached in Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred," ("EITF 01-14") which requires the presentation of reimbursed out-of-pocket expenses on a gross basis as revenues and expenses. As required, the Company reclassified prior periods presented herein to comply with the guidance in EITF 01-14. Accordingly, reimbursed materials, shipping and postage charges in the Company's Marketing Services segment for 2002, 2001, and 2000 amounting to $38.5 million, $38.0 million, and $37.4 million, respectively, have been reclassified and presented as revenues and expenses in the corresponding Consolidated Statements of Income. The application of EITF 01-14 had no impact on net income.

STOCK OPTIONS - As of December 31, 2002, the Company has stock-based employee compensation plans (Note 7). The Company accounts for these stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB No. 25"). Accordingly, the Company does not recognize compensation cost in connection with these plans, as all options granted under these plans had an exercise price equal to the market value of ChoicePoint common stock on the date of grant. If the Company had elected to apply the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to stock-based employee compensation, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table (in thousands, except per share information):

Year Ended December 31,                                  2002         2001          2000
-----------------------                                 -------      -------      -------
Net income, as reported                                 $89,827      $50,334      $43,822
Deduct: Total stock-based employee
   compensation expense determined
   under fair value based method for
   stock option awards,
   net of related tax effects                            15,360        9,696        6,443
                                                        -------      -------      -------
Pro forma net income                                    $74,467      $40,638      $37,379
                                                        -------      -------      -------

Earnings per share:
Basic - as reported                                     $  1.07      $  0.61      $  0.55
Basic - pro forma                                          0.88         0.50         0.47

Diluted - as reported                                   $  1.01      $  0.58      $  0.52
Diluted - pro forma                                        0.85         0.47         0.44

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:


Year Ended December 31,                                   2002         2001         2000
-----------------------                                  ------       ------       ------
Dividend yield                                                0%           0%           0%
Expected volatility                                          33%          29%          32%
Risk-free interest rate                                     4.4%         4.6%         6.6%
Expected life in years                                     4.77         6.53         6.02
Weighted average fair value
   of options granted                                    $14.31       $11.61       $ 8.32

PROPERTY AND EQUIPMENT - Property and equipment at December 31, 2002 and 2001 consisted of the following (in thousands):


December 31,                                     2002            2001
------------                                  ---------       ---------
Land, buildings, and improvements             $  30,824       $ 28,932
Data processing equipment and furniture         135,718        121,531
Less accumulated depreciation                  (100,321)       (85,534)
                                              ---------       --------
                                              $  66,221       $ 64,929
                                              =========       ========

         The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to eight years for data processing equipment and eight to ten years for furniture.

GOODWILL - Except for the DBT Merger accounted for as a pooling of interests, the Company accounts for all acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase based on internal evaluations and independent third-party appraisals. Goodwill for acquisitions prior to July 1, 2001 was amortized on a straight-line basis over ten to 40 years. Accumulated amortization was $56.7 million as of December 31, 2001.

BEGINNING IN 2002, THE COMPANY IS NO LONGER AMORTIZING GOODWILL. THE COMPANY RECORDED A GOODWILL IMPAIRMENT OF $39.1 MILLION IN 2002 AND FUTURE ANNUAL IMPAIRMENT REVIEWS MAY RESULT IN PERIODIC WRITEDOWNS OF GOODWILL.

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," effective July 1, 2001 and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for the Company on January 1, 2002. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001 on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also broadens the criteria for recording intangible assets separate from goodwill and establishes a new method of testing goodwill impairment whereby goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As a result of the adoption of these accounting standards, certain intangibles were subsumed into goodwill and amortization of these assets and goodwill was discontinued effective January 1, 2002. Upon completion of our analysis for goodwill impairment in the second quarter of 2002 in accordance with the adoption of SFAS No. 142, ChoicePoint recorded a non-cash charge of $39.1 million ($24.4 million net of taxes) to reduce the carrying value of its goodwill retroactive to January 1, 2002. Such charge is reflected as a cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Income. In calculating the goodwill impairment charge, the fair value of the impaired reporting units was estimated using a discounted cash flow methodology. This impairment charge is due to increased competition and pricing pressures and relates primarily to the 1998 acquisition of EquiSearch Services, Inc. and the Internet business acquired as part of the DBT Merger in May 2000. The Company also completed its annual goodwill impairment review as of October 31, 2002. No additional impairment charge was recorded as a result of this review.


34  CHOICEPOINT  2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2002 Annual Report

A summary of the change in goodwill during the year ended December 31, 2002, by business segment, is as follows:

                          Net Goodwill at       Acquisitions                             NET GOODWILL AT
(In thousands)           December 31, 2001      & Adjustments     Impairments           DECEMBER 31, 2002
--------------           -----------------      -------------     -----------           -----------------
Insurance                     $ 35,220            $ 10,439         $     --                 $ 45,659
B&G                            264,788             124,985          (35,009)                 354,764
Marketing                      150,904              31,388           (4,107)                 178,185
                         -----------------      -------------     -----------           -----------------
Total                         $450,912            $166,812         $(39,116)                $578,608
                         =================      =============     ===========           =================

The 2001 and 2000 results on a historical basis do not reflect the provisions of SFAS No. 142. Had ChoicePoint adopted SFAS No. 142 on January 1, 2000, the historical net income and basic and diluted EPS would have changed to the adjusted amounts indicated below for the years ended December 31:

(In thousands, except per share data)                                      2002           2001           2000
-------------------------------------                                   ---------       --------       --------
Income before cumulative effect of change in accounting principle       $ 114,243       $ 50,334       $ 43,822
Goodwill amortization, net of taxes                                            --         13,242         13,195
                                                                        ---------       --------       --------
Adjusted net income                                                     $ 114,243       $ 63,576       $ 57,017
                                                                        ---------       --------       --------
Basic EPS before change in accounting principle                         $    1.36       $   0.61       $   0.55
Goodwill amortization                                                          --           0.16           0.16
                                                                        ---------       --------       --------
Adjusted basic EPS                                                      $    1.36       $   0.77       $   0.71
                                                                        ---------       --------       --------
Diluted EPS before change in accounting principle                       $    1.28       $   0.58       $   0.52
Goodwill amortization                                                          --           0.15           0.16
                                                                        ---------       --------       --------
Adjusted diluted EPS                                                    $    1.28       $   0.73       $   0.68
                                                                        ---------       --------       --------

OTHER ACQUISITION INTANGIBLE ASSETS - Other acquisition intangibles, excluding trademarks/tradenames totaling $3.3 million included in other intangible assets below, are being amortized on a straight-line basis over three to ten years. Other acquisition intangibles in 2001 included workforce which was subsumed into goodwill in 2002 in accordance with SFAS No. 142. Amortization expense was $6.1 million for 2002 and $5.3 million for 2001. Estimated amortization expense for the next five years is $7.6 million for 2003, $7.2 million for 2004, $6.6 million for 2005, $5.4 million for 2006 and $4.4 million for 2007. Other Acquisition Intangible Assets subject to amortization at December 31, 2002 and 2001 consisted of the following:

                                                       2002                                           2001
                                                    ACCUMULATED                                    Accumulated
(In thousands)                       Gross         AMORTIZATION        Net          Gross         Amortization        Net
--------------                      -------        ------------      -------       -------        ------------      -------
Customer relationships              $23,353          $ (3,404)       $19,949       $16,272          $   (663)       $15,609
Purchased data files                 14,815           (14,066)           749        14,815           (13,197)         1,618
Internally developed software        14,232            (9,264)         4,968        11,532            (8,355)         3,177
Non-compete agreements               11,767            (2,828)         8,939         3,310            (2,586)           724
Other intangible assets              11,300            (3,333)         7,967         8,500            (3,034)         5,466
Workforce                                --                --             --         1,050              (464)           586
                                    -------          --------        -------       -------          --------        -------
                                    $75,467          $(32,895)       $42,572       $55,479          $(28,299)       $27,180

OTHER ASSETS - Other assets at December 31, 2002 and 2001 consisted of the following (in thousands):


December 31,                                             2002          2001
------------                                           -------       -------
System development and other deferred costs, net       $70,504       $60,403
Royalty patents, net                                     3,098         4,745
Other                                                      --          2,370
                                                       -------       -------
                                                       $73,602       $67,518
                                                       =======       =======


                                               CHOICEPOINT 2002 ANNUAL REPORT 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ChoicePoint 2002 Annual Report

         For the years ended December 31, costs of software developed for internal use of approximately $19.3 million in 2002, $24.9 million in 2001, and $9.8 million in 2000 were capitalized and are included in system development and other deferred costs. The amounts capitalized include certain direct costs, including independent contractor and payroll costs in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." System development and other deferred costs are being amortized on a straight-line basis primarily over three to five years. Accumulated amortization was $47.9 million as of December 31, 2002 and $39.4 million as of December 31, 2001.

         The Company owns a 62.5% interest in laser patent revenue relating to certain patents involving laser technology which expire between November 2004 and May 2005. Upon the expiration of the applicable patent, the Company loses its right to exclude others from exploiting the inventions claimed therein, and accordingly, the obligation of third parties to make royalty payments will cease.

         The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of other long-lived assets may warrant revision or may not be recoverable. When factors indicate that other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the other assets in measuring whether those assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value on a discounted cash flow methodology. For the years ended December 31, 2002 and 2001, approximately $5.4 million and $12.7 million of other long-lived assets were written down to fair value and recognized as unusual items, respectively (Note 10).

DEPRECIATION AND AMORTIZATION EXPENSE - Depreciation and amortization expense for 2002, 2001, and 2000 consisted of the following (in thousands):

Year Ended December 31,               2002          2001          2000
-----------------------             -------       -------       -------
Property and equipment              $20,104       $23,297       $21,582
Goodwill                                 --        17,516        15,709
Other acquisition intangibles         6,133         5,413         4,477
Royalty patents                       1,695         1,695         1,695
System development and other
   deferred costs                    17,827        11,591        10,156
                                    -------       -------       -------
                                    $45,759       $59,512       $53,619
                                    =======       =======       =======

CONSOLIDATED STATEMENTS OF CASH FLOWS - The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.

         The tax payments made by ChoicePoint were approximately $43.7 million in 2002, $46.6 million in 2001, and $25.4 million in 2000. Interest paid on long-term debt totaled $8.5 million in 2002, $10.0 million in 2001, and $12.7 million in 2000. In June 2000, the Company sold its remaining investments in state and municipal bonds that were classified as short-term investments available for sale as of December 31, 1999. In 2002, the Company obtained $468,000 in investments in corporate bond mutual funds in connection with its acquisition of Vital Chek Network, Inc. These investments are included in other current assets as of December 31, 2002.

         In 2002, 2001, and 2000, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows (in thousands):

Year Ended December 31,               2002           2001           2000
-----------------------             --------       --------       --------
Fair value of assets acquired       $201,058       $181,570       $119,667
Cash paid for acquisitions           192,582        157,348        110,613
                                    --------       --------       --------
Liabilities assumed                 $  8,476       $ 24,222       $  9,054
                                    ========       ========       ========

FINANCIAL INSTRUMENTS AND DERIVATIVES - The Company's financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, marketable securities, accounts payable, and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates.

         Derivative financial instruments at December 31, 2002 and 2001 consist of interest rate swap agreements (Note 5) entered into to limit the effect of changes in LIBOR (a benchmark interest rate) on the Company's LIBOR-based payments, including the synthetic leases and Credit Facility. Amounts currently due to or from interest rate swap counterparties are recorded in expense in the period in which they accrue. The Company measures all derivatives at fair value and recognizes them in the Consolidated Balance Sheet as an asset or liability, depending on ChoicePoint's rights or obligations under the applicable derivative contract. ChoicePoint's only derivative instruments are swap agreements (Note 5) which have been designated as cash flow hedges to hedge the variability in expected future interest payments on a portion of the Company's LIBOR-based payments and, as such, the effective portions of changes in fair value are reported in cumulative other comprehensive loss and are subsequently reclassified into earnings when the hedged item affects earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting treatment. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements, obtained from a counterparty based on its internal valuation models, was a liability of $4.8 million as of December 31, 2002 and a liability of $6.1 million at December 31, 2001.


36  CHOICEPOINT  2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


OTHER NEW ACCOUNTING PRONOUNCEMENTS - In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. On an interim and annual basis, the liability is adjusted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss may be incurred based on the remaining balance. SFAS No. 143 is effective for the Company beginning in 2003. We are currently evaluating the impact of this statement on our Consolidated Financial Statements but do not expect its adoption will have a material impact on the Company's future consolidated results of operations.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The FASB bases the accrual of an exit or disposal cost on the existence of a liability that constitutes an "obligation" both legally and socially as defined under FASB Statement of Concept No. 6. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002.

         In November 2002, the FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guaranty, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As of December 31, 2002, there is no impact of this statement on our Consolidated Financial Statements.

         In January 2003, the FASB issued FIN 46, which addresses consolidation of business enterprises of variable interest entities ("VIE") and requires companies with a controlling financial interest in a VIE to include the assets, liabilities and results of activities of the VIE in the consolidated financial statements of the company. FIN 46 is effective immediately for VIE's created after January 31, 2003 and is effective for the quarter ending June 30, 2003 for all VIE's that existed prior to January 31, 2003. The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. FIN 46 might change current generally accepted accounting principles in the United States of America related to synthetic leases. The Company is currently evaluating the impact of this new standard which may require the Company to modify its synthetic leases to maintain off-balance sheet treatment.

4        ACQUISITIONS AND DIVESTITURES

ACQUISITIONS - During 2002, 2001, and 2000, the Company acquired 100% of the following businesses:


                                                              Date
Business                                                    Acquired
--------                                                 -------------
Accident Report Services, Inc.                           December 2002
Vital Chek Network, Inc.                                 December 2002
Resident Data, Inc.                                       October 2002
L&S Report Service, Inc.                                     July 2002
Total eData Corporation                                     April 2002
Experian Information Solutions, Inc. (marketing
   and list extraction and reporting businesses)          January 2002
Marketing Information & Technology, Inc.                     July 2001
Pinkerton's, Inc. (pre-employment and
   drug testing businesses)                                  July 2001
The Bode Technology Group, Inc.                             April 2001
National Medical Review Offices, Inc.                       April 2001
Insurity Solutions, Inc.                                    March 2001
BTi Employee Screening Services, Inc.                    February 2001
ABI Consulting, Inc.                                     February 2001
Drug Free Consortium, Inc.                               December 2000
Cat Data Group, LLC                                      November 2000
VIS'N Service Corporation                                November 2000
RRS Police Records Management, Inc.                       October 2000
Practical Computer Concepts, Inc.,
   d/b/a Fraud Defense Network                              March 2000
NSA Resources, Inc.                                      February 2000
Statewide Data Services, Inc.                             January 2000

         The acquisitions above were accounted for as purchases, and the results of operations from these acquisitions are included in ChoicePoint's consolidated results from the date acquired. In addition, the Company merged with DBT (Note 2) in 2000 and accounted for the Merger as a pooling of interests.

THE DETERMINATION OF FAIR VALUE OF ASSETS ACQUIRED REQUIRES A HIGH DEGREE OF JUDGMENT AND THE USE OF ESTIMATES. THE COMPANY GENERALLY USES INTERNAL CASH FLOW

MODELS, OTHER EVALUATIONS, AND THIRD-PARTY APPRAISALS IN DETERMINING FAIR
VALUES.


                                              CHOICEPOINT 2002 ANNUAL REPORT 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


         On December 2, 2002, ChoicePoint acquired 100 percent of the outstanding common stock of Vital Chek Network, Inc. and Vital Chek of Canada, Inc. (collectively, "VitalChek"). The results of VitalChek's operations have been included in the consolidated financial statements since that date. VitalChek has been assigned to the B&G segment. VitalChek is a provider of proprietary technology and data management services that facilitate the remote ordering of certified birth, death, marriage, and divorce certificates, and is based in Nashville, Tennessee. As a result of the acquisition, ChoicePoint extends its current product and services offerings that help verify a person's identity to include the birth certificates that often begin the process.

         The purchase price was $120.0 million in an initial cash payment with additional earnouts over the next three years if VitalChek exceeds certain financial targets. The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition. ChoicePoint is in the process of obtaining independent third-party valuations of certain intangible assets; thus, the allocation of the purchase price may be revised (in thousands):

Current assets                                 $  4,231
Property, plant and equipment, net                1,176
Goodwill                                        105,184
Other acquisition intangible assets              12,300
Other assets                                        765
                                               --------
   Total assets acquired                        123,656
Current liabilities                               3,045
Other long-term liabilities                         611
                                               --------
   Total liabilities assumed                      3,656
                                               --------
   Net assets acquired                         $120,000
                                               ========

         The goodwill listed above is fully deductible for tax purposes. Of the $12.3 million of acquired intangible assets, $8.7 million was assigned to non-compete agreements which will have a useful life of seven years, $1.6 million was assigned to software which will have a useful life of three years and $2.0 million was assigned to trademarks/tradenames that will have an indefinite life.

         The Company's unaudited pro forma combined historical results as of December 31, as if VitalChek had been acquired at the beginning of 2002 and 2001, respectively, are estimated to be:


(In thousands, except per share information)      2002                2001
                                                --------            --------

Revenue                                         $813,435            $711,363
Income before cumulative effect
   of change in accounting principle             113,620              44,996
Net income                                        89,204              44,996
EPS, diluted                                    $   1.00            $   0.52

         Also in 2002, the Company acquired the insurance market on-line consumer credit reporting, marketing and pre-screen list extract services of Experian Information Solutions, Inc., based in Chicago, Illinois; Total eData Corporation, an e-mail database company based in Little Rock, Arkansas; Resident Data, Inc., a residential screening services provider to apartment management companies based in Richardson, Texas; and two police reports providers to the P&C insurance industry, L&S Report Service, Inc., based in Phoenix, Arizona, and Accident Report Services, Inc., based in Oklahoma City, Oklahoma.

         Excluding VitalChek, 2002 acquisitions had an aggregate purchase price of $72.6 million which was paid in cash, $59.8 million was allocated to goodwill, of which $30.9 million is expected to be fully deductible for tax purposes, and $9.9 million to other acquisition intangible assets as follows based on preliminary allocations:

                                                     Weighted Average
(In thousands)                         Amount       Amortization Period
                                       ------       -------------------

Internally developed software          $1,500              3 years
Trademark/tradename                     1,300        Indefinite life asset
Customer relationships                  7,081              5 years
                                       ------
                                       $9,881
                                       ======

         In 2001, the Company acquired Marketing Information & Technology, Inc., a provider of large-scale marketing systems for Fortune 500 clients, based in the Boston, Massachusetts area; the pre-employment and drug testing businesses of Pinkerton's, Inc., a unit of Securitas AB of Sweden, based in Charlotte, North Carolina; The Bode Technology Group, Inc., a premier provider of DNA identification services, based in Springfield, Virginia; certain assets of National Medical Review Offices, Inc., a large provider of medical review office services, based in Los Angeles, California; Insurity Solutions, Inc., a provider of Internet-based rating, underwriting, and policy-servicing tools based in Cumming, Georgia; BTi Employee Screening Services, Inc., a pre-employment background screening organization based in Dallas, Texas; and ABI Consulting, Inc., a third-party administrator of employee drug testing programs, based in Murray, Utah.

         The 2001 acquisitions had an aggregate purchase price of $157.3 million, which was paid primarily in cash, $138.1 million was allocated to goodwill, of which $99.0 million is expected to be fully deductible for tax purposes, and $18.4 million to intangible assets, which are being amortized over three to ten years (primarily customer relationships, data files, and software). Goodwill from the 2001 acquisitions prior to July 1, 2001 of $52.4 million was amortized on a straight-line basis over 25 to 30 years through December 31, 2001 and other intangible assets are amortized over three to five years. Goodwill from acquisitions after June 2001 of $85.7 million was not amortized in accordance with SFAS No. 142. Goodwill of $4.2 million was allocated to Insurance Services, $94.1 million to Business & Government Services and $39.8 million to Marketing Services.


38  CHOICEPOINT 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report

         The 2000 acquisitions had an aggregate purchase price of $110.6 million, with $106.5 million allocated to goodwill and $3.3 million to intangible assets (primarily data files and software). Goodwill from the 2000 acquisitions was amortized on a straight-line basis over ten to 30 years through December 31, 2001 and other intangible assets are amortized over three to five years.

         The allocation of purchase price to the assets and liabilities of certain acquisitions is preliminary and subject to change based on the resolutions of pre-acquisition contingencies. The remaining accrual of $3.6 million as of December 31, 2002 for transaction costs related to the above acquisitions, will primarily be used for future payments under lease terminations and related office closure expenses. Certain of these acquisitions are subject to contingent payment agreements based on revenue and operating profit goals over the next two to three years. The Company will record goodwill related to these contingent payment agreements as goals are met and payments are reasonably estimable and probable.

         The pro forma effect of 2002, 2001 and 2000 purchased acquisitions, other than VitalChek, is not material to the consolidated financial statements.

         DIVESTITURES - In August 2001, the Company sold its laboratory services business for approximately $49 million and retained certain assets. The results of this business historically had been included in the Insurance Services business segment. Operating segment results have been restated for all periods to reflect the sale of this line of business (see Note 11). Consolidated operating income for the year ended December 31, 2001 includes a $10.9 million pretax loss on the sale, which includes transaction-related costs of $6.9 million, including severance and retention commitments for approximately 170 employees. Net income for the year ended December 31, 2001 includes a $21.4 million (including tax expense of $10.5 million) after-tax loss on the sale of this line of business.

         In November 1998, the Company entered into a strategic partnership with Experian Limited (U.K.) leading to the sale of ChoicePoint Limited, the Company's United Kingdom-based insurance services division. The sale was completed in January 2000 with no material gain on the sale of the business. In connection with the strategic partnership with Experian Limited, ChoicePoint has recognized earnings of $2.1 million in 2002, $1.9 million in 2001, and $450,000 in 2000.

5        DEBT AND OTHER FINANCING

Long-term debt at December 31, 2002 and 2001 was as follows:

(In thousands)
December 31,                         2002                  2001
                                   ---------             ---------

Credit Facility                    $  95,000             $      --
Former Credit Facility                    --               155,000
Receivables Facility                  85,000                    --
Other long-term debt                   2,100                 2,225
Capital leases                           346                 1,591
                                   ---------             ---------
                                     182,446               158,816
Less current maturities              (85,387)             (156,426)
                                   ---------             ---------
                                   $  97,059             $   2,390
                                   =========             =========

         On May 10, 2002, ChoicePoint entered into a $325 million unsecured revolving credit facility (the "Credit Facility") with a group of banks that extends through a termination date of May 2005 and bears interest at variable rates based on LIBOR plus an applicable margin. The applicable margins range from .475% to 1.2% per annum based on ChoicePoint's leverage ratio. The average interest rate based on the terms of the Credit Facility at December 31, 2002 was 2.0%. Prior to May 10, 2002, the Company had a $250 million unsecured revolving credit facility (the "Former Credit Facility") with a group of banks. The average interest rate based on the terms of the Former Credit Facility, and adjusted for an interest rate swap agreement discussed below, at December 31, 2001 was 5.6%.

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

         In July 2001, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The Receivables Facility permits the advance of up to $100 million on the sale of accounts receivable, may be extended in one-year terms and has been extended to July 2003. The Receivables Facility, which does not qualify for off-balance sheet treatment under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" due to certain contractual removal-of-accounts provisions, has been recorded as an on-balance sheet financing transaction. The Company believes the Receivables Facility provides a low cost of financing and is an additional source of debt capital with diversification from other alternatives. Net proceeds from the Receivables Facility were $85.0 million at December 31, 2002 and were used to finance a portion of the VitalChek acquisition (see Note 4). There were no sales of accounts receivable during 2001.

         In 1997, the Company entered into a $25 million synthetic lease agreement for the Company's headquarters building. Under the synthetic lease agreement, a third-party lessor purchased the property, paid for the construction and leased the building to the Company. In 2001, the Company entered into another synthetic lease agreement for up to $52 million to finance the construction of its new data center facility, which is anticipated to be completed during the first half of 2003. Both leases expire in 2007, at which time the Company has the following options for each lease: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the properties, ChoicePoint must guarantee the lessor 80% to 85% of the original cost.

         The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. The Financial Accounting Standards Board has recently issued a new standard that might change current generally accepted accounting principles in the United States of America related to synthetic leases. The Company is currently evaluating the impact of this new standard which may require the Company to


                                             CHOICEPOINT 2002 ANNUAL REPORT  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


modify its synthetic leases to maintain off-balance sheet treatment. If the Company had elected to purchase the properties instead of entering into the synthetic leases or if the Company was required to change its accounting for the synthetic leases based on a new accounting principle, total assets and debt would have increased by $54.3 million at December 31, 2002 and $25.0 million at December 31, 2001 and the Company would have recorded additional depreciation expense of approximately $800,000 related to the $25 million synthetic lease for the years ended December 31, 2002 and 2001. No depreciation would have been recorded related to the amount drawn under the $52 million synthetic lease since the data center facility is still under construction.

         At December 31, 2002, ChoicePoint had four interest rate swap agreements (the "Swap Agreements") outstanding that reduce the impact of changes in the benchmark interest rate (LIBOR) on its LIBOR-based payments on the synthetic leases. One interest rate swap agreement has a notional amount of $25 million and matures in August 2007. The other three interest rate swap agreements are forward starting swaps which have a total notional amount of $42 million, become effective May 2003 and mature in August 2007. These Swap Agreements involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. ChoicePoint has designated all of these swaps as hedges of the variability in expected future interest payments on $67 million of borrowings. The Company had a fifth interest rate swap agreement to reduce the impact of changes in the benchmark interest rate (LIBOR) on $125 million of borrowings which expired in August 2002. The Company is exposed to credit loss in the event of non-performance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties.

         Scheduled maturities of long-term debt subsequent to December 31, 2002 are as follows: $85.4 million in 2003, $204,000 in 2004, $95.2 million in 2005,
$145,000 in 2006, $155,000 in 2007 and $1.4 million thereafter.

6        INCOME TAXES

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

(In thousands)
Year Ended December 31,      2002                 2001              2000
                           --------             -------            -------

Current:
   Federal                 $ 55,306             $51,304            $26,642
   State                      5,791               3,827              3,508
   Foreign                       --                 256                193
                           --------             -------            -------
                             61,097              55,387             30,343
                           --------             -------            -------
Deferred:
   Federal                   (4,744)              1,979              2,606
   State                        164               1,313              1,475
   Foreign                       --                   8                 64
                           --------             -------            -------
                             (4,580)              3,300              4,145
                           --------             -------            -------
Total                      $ 56,517             $58,687            $34,488
                           ========             =======            =======

The provision for income taxes is based upon income before income taxes, as follows:

(In thousands)
Year Ended December 31,      2002                2001               2000
                           --------            --------            -------

United States              $146,344            $108,429            $77,744
Foreign                          --                 592                566
                           --------            --------            -------
                           $146,344            $109,021            $78,310
                           ========            ========            =======

         The provision for income taxes is reconciled with the federal statutory rate, as follows:

Year Ended December 31,                 2002             2001             2000
                                        ----             ----             ----

Federal statutory rate                  35.0%            35.0%            35.0%
State and local taxes,
   net of federal tax benefit            2.6              2.5              3.4
Tax effect resulting
   from foreign activities                --              0.1               --
Goodwill amortization                     --              1.7              2.8
Merger-related costs
   and unusual items                      --             14.1              4.0
Other                                    1.0              0.4             (1.2)
                                        ----             ----             ----
Overall effective rate                  38.6%            53.8%            44.0%
                                        ====             ====             ====

Components of the Company's deferred income tax assets and liabilities at December 31, 2002 and 2001 are as follows:

(In thousands)
December 31,                                               2002                 2001
                                                         --------             --------

Deferred income tax assets:
   Postretirement benefits                               $ 15,682             $ 18,004
   Reserves and accrued expenses                            7,515                7,266
   Employee compensation programs                           7,179                8,934
   Goodwill impairment                                     14,700                   --
   Other                                                    6,773                2,709
                                                         --------             --------
                                                           51,849               36,913
                                                         --------             --------
Deferred income tax liabilities:
   Purchased software, data files, technology,
   and other assets                                       (14,000)              (5,752)
   Depreciation                                            (3,576)              (1,708)
   Deferred expenses                                       (9,820)              (8,204)
   Other                                                   (5,224)              (4,800)
                                                         --------             --------
                                                          (32,620)             (20,464)
                                                         --------             --------
Net deferred income tax assets                           $ 19,229             $ 16,449
                                                         ========             ========


40  CHOICEPOINT 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


7        SHAREHOLDERS' EQUITY

STOCK SPLIT - On June 6, 2002, ChoicePoint effected a four-for-three stock split in the form of a stock dividend for shareholders of record as of May 16, 2002. On March 7, 2001, ChoicePoint effected a three-for-two stock split in the form of a stock dividend for shareholders of record as of February 16, 2001. Share and per share data for all periods presented have been adjusted to reflect the splits.

         Effective October 3, 2002, shareholders of the Company approved an amendment to the Articles of Incorporation to increase the authorized common stock of the Company from 100 million to 400 million shares.

STOCK OPTIONS - Prior to the Spinoff, the ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") was approved for ChoicePoint and ratified by the shareholders in 1999. The Omnibus Plan authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares, and performance units for an aggregate of 20 million shares of ChoicePoint common stock. The Omnibus Plan requires options be granted at the fair market value of the underlying stock at the date of grant, except the options granted as replacement options under the prior Equifax equity-based plans, with a maximum term of ten years. In connection with the Merger (Note
2), outstanding stock options under the stock option plan maintained by DBT were assumed by the Company. Stock option transactions summarized below include amounts for the Omnibus Plan and the DBT plan using the Merger exchange rate of .525 (pre-split) for each DBT option. In 2002, options for 2.9 million shares were granted at fair market value under the Omnibus Plan with a weighted average option price of $40.04.

A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows (shares in thousands):

December 31,                               2002                          2001                          2000
                                   -----------------------       ----------------------        -----------------------
                                   SHARES       AVG. PRICE       Shares      Avg. Price        Shares       Avg. Price
                                   ------       ----------       ------      ----------        ------       ----------

Balance, beginning of year         11,840         $15.31         11,986         $12.56         13,141         $12.53
 Granted                            2,946          40.04          2,554          26.39          2,083          19.30
 Canceled/forfeited                  (327)         32.49           (580)         19.64         (1,252)         16.40
 Exercised                         (2,199)         11.67         (2,120)         11.89         (1,986)         17.78
                                   ------         ------         ------         ------         ------         ------
Balance, end of year               12,260         $21.44         11,840         $15.31         11,986         $12.56
                                   ------         ------         ------         ------         ------         ------
Exercisable at end of year          7,285         $13.82          6,699         $11.20          6,321         $10.73
                                   ======         ======         ======         ======         ======         ======

         The following table summarizes information about stock options outstanding at December 31, 2002 (shares in thousands):

                                              Options Outstanding                                      Options Exercisable
                               -----------------------------------------------------              --------------------------------
                                               Weighted Average         Weighted                                      Weighted
                                             Remaining Contractual       Average                                       Average
Range of Exercise Prices       Shares           Life in Years         Exercise Price              Shares            Exercise Price
------------------------       ------        ---------------------    --------------              ------            --------------
$ 0.001-$13.340                 3,631                4.2                 $ 8.45                   3,631                $ 8.45
$13.341-$17.788                 1,834                5.8                  14.06                   1,721                 14.06
$17.789-$22.235                 1,522                6.6                  19.14                     769                 19.20
$22.236-$26.682                 2,009                7.9                  25.98                     872                 25.97
$26.683-$35.576                   491                7.1                  29.02                     292                 28.62
$35.577-$40.630                 1,830                9.0                  38.73                       -                     -
$40.631-$44.470                   943                9.3                  42.38                       -                     -


                                              CHOICEPOINT 2002 ANNUAL REPORT 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


         On a periodic basis, certain key officers and directors of ChoicePoint are granted restricted stock under the Omnibus Plan. As of December 31, 2002, 115,000 restricted shares were outstanding. The compensation cost charged against income for restricted stock plans was $5.9 million in 2002, $5.9 million in 2001, and $4.0 million in 2000.

         The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. See Note 3 for the pro forma effect if the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123.

SHAREHOLDER RIGHTS PLAN - On October 29, 1997, the Company's board of directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of the ChoicePoint board of directors to fully represent shareholders' interests. Pursuant to the Rights Plan, the ChoicePoint board of directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's common stock as of November 14, 1997. The Rights will be represented by, and trade together with, the Company's common stock. The Rights will separate upon passage of time in certain events includ-ing the acquisition of 15% or more of the Company's common stock by a person or group of affiliated or associated persons ("Associated Persons"). The Rights will not become exercisable unless certain triggering events occur. Among the triggering events will be the acquisition of 20% or more of the Company's common stock by Associated Persons. Unless previously redeemed by the ChoicePoint board of directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint board of directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiation with the board of directors.

GRANTOR TRUSTS - ChoicePoint has established two grantor trusts totaling $16.5 million. The funds in the grantor trusts are used to purchase ChoicePoint common stock in the open market as previously approved by the board of directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $13.4 million have been used to purchase 989,000 shares of ChoicePoint common stock, which are reflected as treasury stock, at cost, in the December 31, 2002 balance sheet. Cash remaining in the grantor trusts of approximately $3.1 million at December 31, 2002 and $1.1 million at December 31, 2001 are included in cash and cash equivalents in the accompanying consolidated balance sheets.

TREASURY STOCK - In addition to the common stock held in the Grantor Trusts, in accordance with the terms of the awards, ChoicePoint redeemed 24,000 shares of common stock in 2002 and 53,000 shares in 2001 at market price in consideration of the minimum tax obligations for restricted stock vestings at a total cost of $814,000 in 2002 and $2.2 million in 2001.

8        EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN - ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 25% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee's contributions. The match made on eligible employee contributions was 64% for 2002 and 55% in both 2001 and 2000. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. DBT had a 401(k) plan which was frozen effective December 31, 2000. All eligible DBT employees were able to contribute to the ChoicePoint 401(k) plan effective January 1, 2001. The expense for the 401(k) profit sharing plans was $4.8 million in 2002, $4.8 million in 2001, and $4.4 million in 2000.

  EMPLOYEES MAY DIRECT THEIR RETIREMENT FUNDS TO A VARIETY OF INVESTMENTS, ONLY ONE OF WHICH IS CHOICEPOINT STOCK. MATCHING CONTRIBUTIONS ARE MADE IN CHOICEPOINT STOCK.

         As a result of the Spinoff, ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The expense recognized and amounts contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan was $1.7 million in 2002, 2001, and 2000.

DEFERRED COMPENSATION PLAN - ChoicePoint offers deferred compensation plans to directors and certain officers of the Company. Under these plans, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The corresponding deferred compensation liability is recorded at the current fair value of the individual's investment elections and any changes are recorded as expense in the period incurred. As of December 31, 2002 and 2001, related to these plans, the Company has recorded a liability of $17.3 million and $10.6 million, respectively.

POSTRETIREMENT BENEFITS - As a result of the Spinoff, the Company agreed to provide certain retiree health care and life insurance benefits for a defined group of eligible employees. No additional members have been added to this group since the Spinoff. Health care and life insurance benefits are provided through a trust. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee.


42  CHOICEPOINT  2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report

The following table presents a reconciliation of the changes in the plan's benefit obligations and fair value of assets at December 31, 2002 and 2001:

(In thousands)
December 31,                                                   2002                2001
                                                             --------             --------

Change in benefit obligation:
   Obligation at beginning of year                           $ 32,737             $ 36,737
   Service cost                                                   158                  394
   Interest cost                                                2,338                2,831
   Actuarial loss (gain)                                        4,187               (4,351)
   Benefit payments                                            (6,244)              (2,874)
                                                             --------             --------
   Obligation at end of year                                   33,176               32,737
                                                             --------             --------
Change in plan assets:
   Fair value of plan assets at beginning of year                  --                   --
   Employer contributions                                       6,244                2,874
   Benefit payments                                            (6,244)              (2,874)
                                                             --------             --------
   Fair value of plan assets at end of year                        --                   --
                                                             --------             --------
Funded status:
   Funded status at end of year and
     net amount recognized                                    (33,176)             (32,737)
   Unrecognized prior service cost                             (2,719)              (3,785)
   Unrecognized gain                                           (5,107)             (10,342)
                                                             --------             --------
   Net amount recognized                                      (41,002)             (46,864)
   Less current portion                                        (3,600)              (2,888)
                                                             --------             --------
   Accrued benefit cost                                      $(37,402)            $(43,976)
                                                             ========             ========

         The current portion is included in other current liabilities in the accompanying consolidated balance sheets.

         Net periodic postretirement benefit expense (income) includes the following components:

(In thousands)
Year Ended December 31,                        2002                2001                2000
                                              -------             -------             -------

Service cost                                  $   158             $   394             $   343
Interest cost on accumulated
   benefit obligation                           2,338               2,831               3,217
Amortization of prior service cost             (1,066)             (1,847)             (2,385)
Amortization of losses                         (1,047)               (371)                 --
Curtailment gain                                   --                (712)                 --
                                              -------             -------             -------
Net periodic postretirement
   benefit expense                            $   383             $   295             $ 1,175
                                              =======             =======             =======

         In 2001, the Company recognized a curtailment gain due to the sale of the laboratory services business (Note 4).

         The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:

Year Ended December 31,                            2002                2001                2000
                                                  -----                ----                ----

Discount rate used to determine
   accumulated postretirement
   benefit obligation at December 31               6.75%               7.50%               8.00%
Initial health care cost trend rate               13.38%               9.27%               8.50%
Ultimate health care cost trend rate               5.50%               5.00%               6.00%
Year ultimate health care cost
   trend rate reached                              2012                2007                2005
                                                  -----                ----                ----

         If the health care cost trend rate were increased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2002 would have increased 1.7%. The effect of such a change on the aggregate of service and interest cost for 2002 would have been an increase of 3.3%. If the health care cost trend rate were decreased 1% for all future years, the accumulated postretirement benefit obligation as of December 31, 2002 would have decreased 1.7%. The effect of such a change on the aggregate of service and interest cost for 2002 would have been a decrease of 2.1%.

         The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

         In connection with the VitalChek acquisition, as of December 31, 2002 the Company has a defined benefit pension plan which covers substantially all of the permanent employees of VitalChek. Benefits are based on the employee's years of service and compensation. This plan is funded in conformity with the funding requirements of applicable government regulations. For the period from acquisition to December 31, 2002, the net periodic pension cost associated with this plan was approximately $20,000. As of December 31, 2002, the fair value of funded assets was approximately $565,000 and the unfunded accrued pension benefit cost was approximately $450,000. The Company terminated this plan effective January 31, 2003.

9        COMMITMENTS AND CONTINGENCIES

LEASES - The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $19.2 million in 2002, $19.4 million in 2001, and $15.9 million in 2000. Included in the operating leases are two synthetic lease agreements (Note 5). The Company has accounted for these synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic leases, assets and debt would have increased by $54.3 million at December 31, 2002 and the Company would have recorded additional depreciation expense of $833,000 in 2002.

         Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases and assuming the utilization of the full notional amount under the synthetic leases, are as follows as of December 31, 2002:

(In thousands)
Year                                Amount
                                   -------

2003                               $17,586
2004                                14,954
2005                                11,729
2006                                 8,279
2007                                 4,694
Thereafter                           7,354
                                   -------
                                   $64,596
                                   =======


                                            CHOICEPOINT 2002 ANNUAL REPORT   43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report

CHANGE IN CONTROL PROVISIONS IN EMPLOYMENT AGREEMENTS - The Company has entered into employment agreements with certain officers to provide severance pay and benefits in the event of a "change in control" of ChoicePoint. At December 31, 2002, the maximum contingent liability under the agreements or plans was approximately $59.4 million. In addition, the Company's restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested in the event of a change in control.

LITIGATION - A limited number of lawsuits seeking damages are brought against the Company each year. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In the opinion of management, the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, liquidity, or results of operations.

10       MERGER COSTS AND UNUSUAL ITEMS

The Company recorded merger-related costs and unusual items of $7.4 million in 2002, $18.0 million in 2001, and $28.9 million in 2000. The categories of costs incurred and the accrued balances at December 31, 2002 are summarized below:

                                       REMAINING ACCRUAL AT       2002               2001               2000
(In thousands)                           DECEMBER 31, 2002      EXPENSE            EXPENSE            EXPENSE
                                       --------------------     -------            -------            -------

Transaction costs                             $   --            $    --            $    --            $11,579
Personnel-related costs                           --                 --              1,832              3,780
Other merger integration costs                    --                 --              2,433              3,629
Write down of minority investments                --              2,370                 --                 --
Asset impairments                                 --              2,985             12,693              6,954
Nonmerger severance                              149                609                982              2,353
Other one-time charges                           625              1,420                 69                654
                                              ------            -------            -------            -------
                                              $  774            $ 7,384            $18,009            $28,949
                                              ======            =======            =======            =======

         During the second quarter of 2002, the Company recorded an unusual item charge of $7.4 million. This charge included a write-down of minority investments in start-up companies of $2.4 million, asset impairments of technology initiatives of $3.0 million, $0.6 million in severance and termination benefits, and $1.4 million of expenses primarily related to the closure of two facilities and remaining obligations. In the first quarter of 2001, the personnel-related costs of $1.8 million consisted primarily of stay bonuses for services rendered through March 31, 2001 and severance and termination benefit costs primarily related to the integration of the two public records platforms and related sales and marketing departments. Other merger integration costs of $2.4 million consisted primarily of data contract and lease exit costs. Asset impairments of $12.7 million primarily reflected the write-down of equipment and other long-lived assets deemed to be impaired based on the integration plan for the two public records platforms which was finalized in the first quarter of 2001. In the second quarter of 2000, transaction costs of approximately $11.6 million included investment banking, legal, and printing fees and other costs directly related to the Merger. Personnel-related costs of approximately $3.8 million consisted of benefit plan exit costs and stay bonuses for services rendered through June 30, 2000 and severance. Other merger integration costs primarily include the elimination of duplicative data contracts. Asset impairments of approximately $7.0 million represent the write-down of goodwill and other long-lived assets, including internally developed software.

INHERENT IN THE ACCRUAL OF EXIT COSTS AND ASSUMPTIONS USED IN IMPAIRMENT ANALYSES ARE CERTAIN MANAGEMENT JUDGMENTS AND ESTIMATES. THE COMPANY PERIODICALLY REVIEWS AND REEVALUATES THESE ASSUMPTIONS AND ADJUSTS THEM AND THE RELATED ACCRUALS AS NECESSARY.


44  CHOICEPOINT 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


11       SEGMENT DISCLOSURES

During 2002, ChoicePoint reorganized its product lines into three reportable segments: Insurance Services ("Insurance"), Business & Government Services ("B&G") and Marketing Services ("Marketing") because of a change in managerial and operational reporting responsibilities and due to recent acquisitions within the Marketing Services business unit. Historical information in the following tables has been reclassified to conform with the current presentation. See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Substantially all of the Company's operations are located in the United States, and no one customer represents more than 10% of total operating revenue.

                              DECEMBER 31, 2002                December 31, 2001                           December 31, 2000
                             ---------------------     -----------------------------------     -----------------------------------
                                                                  Unaudited                               Unaudited
                                                                  Pro forma                               Pro forma
                                         OPERATING                Operating      Operating                Operating      Operating
(In thousands)                REVENUE     INCOME        Revenue    Income(b)      Income        Revenue    Income(b)      Income
                             --------    ---------     --------   ----------     ---------     --------   ----------     ---------

Insurance                    $332,521    $ 155,391     $281,046    $ 129,291     $ 127,745     $235,737    $ 103,097     $ 101,994
B&G                           308,761       69,424      267,409       56,203        45,089      233,270       38,747        29,377

Marketing core revenue        105,833       32,866       76,461       26,391        22,185       63,549       23,460        19,285
Reimbursable expenses          38,520           --       38,028           --            --       37,392           --            --
                             --------    ---------     --------    ---------     ---------     --------    ---------     ---------
Marketing                     144,353       32,866      114,489       26,391        22,185      100,941       23,460        19,285
                             --------    ---------     --------    ---------     ---------     --------    ---------     ---------
Royalty (Note 3)                5,855        3,326        6,808        4,400         4,400        6,364        3,804         3,804
Divested and discontinued          72         (206)      24,243         (968)       (1,771)      54,613        9,250         8,045
Corporate and shared(a)            --      (60,185)          --      (49,278)      (49,278)          --      (43,503)      (43,503)
Merger-related costs and
unusual items (Note 10)            --       (7,384)          --      (18,009)      (18,009)          --      (28,949)      (28,949)
Loss on sale of business           --           --           --      (10,853)      (10,853)          --           --            --
                             --------    ---------     --------    ---------     ---------     --------    ---------     ---------
Total                        $791,562    $ 193,232     $693,995    $ 137,177     $ 119,508     $630,925    $ 105,906     $  90,053
                             ========    =========     ========    =========     =========     ========    =========     =========

(In thousands)                                                                       Divested &   Unallocated
December 31,                    Insurance        B&G        Marketing     Royalty   Discontinued   & Other(c)      Total
                                ---------      --------     ---------     -------   ------------  -----------    --------

2002
Assets                           $180,475      $519,129      $217,203      $5,709      $    --      $56,494      $979,010
Depreciation & amortization         9,584        21,634         8,682       1,697           --        4,162        45,759
                                 ========      ========      ========      ======      =======      =======      ========

2001
Assets(d)                         156,673       393,186       190,621       5,902        1,860       84,150       832,392
Depreciation & amortization         9,933        30,798        10,189       1,700        3,078        3,814        59,512
                                 ========      ========      ========      ======      =======      =======      ========

2000
Assets(d)                         144,739       284,866       144,165       7,586       68,570       54,513       704,439
Depreciation & amortization         9,092        26,215         7,854       1,703        5,979        2,776        53,619
                                 ========      ========      ========      ======      =======      =======      ========

(a) Corporate and shared expenses represent costs of support functions, research and development initiatives, incentives, and profit sharing that benefit all segments.

(b) Unaudited pro forma operating income represents operating results as if the discontinuation of goodwill amortization was effective January 1, 2000.

(c) Unallocated and Other includes certain corporate items and eliminations that are not allocated to the segments.

(d) Where not specifically identifiable, assets have been allocated to segments based on management estimates.


                                             CHOICEPOINT 2002 ANNUAL REPORT  45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


12       RELATED PARTY TRANSACTIONS

Three directors and shareholders of ChoicePoint are directors of The Home Depot, Inc. During 2002, the Company performed services for The Home Depot, Inc. through the Business & Government Services segment totaling approximately $14.1 million ($10.0 million net of pass-through expenses). These services were the result of arm's length negotiations in the ordinary course of business.

         One director and shareholder is a director of FleetBoston Financial Corporation. In 2002, ChoicePoint entered into the Credit Facility with a total commitment of $325 million, in which Fleet National Bank, a subsidiary of FleetBoston Financial Corporation, participates in the amount of $25 million. As of December 31, 2002, $95.0 million is outstanding under the Credit Facility, of which ChoicePoint is liable to Fleet National Bank for $7.3 million. Total interest paid to Fleet National Bank in 2002 related to this transaction was $135,000. ChoicePoint also has a synthetic lease with a total commitment of up to $52 million, in which Fleet National Bank participates in the amount of $15 million. As of December 31, 2002, $29.3 million was outstanding under the synthetic lease, of which ChoicePoint is liable to Fleet National Bank for $8.5 million. No interest was paid to Fleet National Bank in 2002 related to this transaction. In addition, during 2002, the Company provided public record information services for FleetBoston Financial Corporation totaling approximately $30,000. The Credit Facility, synthetic lease and services performed were the results of arm's length negotiations conducted in the ordinary course of business.

13       QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 2002 and 2001:

(In thousands, except per share data)                    First           Second          Third           Fourth
Year Ended December 31, 2002                             Quarter         Quarter         Quarter         Quarter          Total
                                                        --------        --------        --------        --------        --------

Revenue before reimbursable expenses                    $173,657        $187,834        $194,713        $196,838        $753,042
Reimbursable expenses                                     10,019           9,923          10,098           8,480          38,520
                                                        --------        --------        --------        --------        --------
Total revenue                                            183,676         197,757         204,811         205,318         791,562
Operating income, excluding unusual items                 46,789          48,899          52,767          52,161         200,616
Operating income                                          46,789          41,515          52,767          52,161         193,232
Income before change in accounting principle              27,414          24,113          31,262          31,454         114,243
Net income                                                 2,998          24,113          31,262          31,454          89,827
EPS before change in accounting principle, basic            0.33            0.29            0.38            0.37            1.36
EPS before change in accounting, diluted                    0.31            0.27            0.35            0.35            1.28

Year Ended December 31, 2001
Revenue before reimbursable expenses                    $155,681        $162,806        $172,851        $164,629        $655,967
Reimbursable expenses                                      8,950           8,139          10,816          10,123          38,028
                                                        --------        --------        --------        --------        --------
Total revenue                                            164,631         170,945         183,667         174,752         693,995
Operating income, excluding merger costs,
   unusual items, and loss on sale of business            33,445          35,581          38,415          40,929         148,370
Operating income                                          15,436          35,581          27,562          40,929         119,508
Net income                                                 7,213          19,921              12          23,188          50,334
Earnings per share, basic                                   0.09            0.24            0.00            0.28            0.61
Earnings per share, diluted                                 0.08            0.23            0.00            0.26            0.58


46  CHOICEPOINT 2002 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2002 Annual Report


         The unaudited quarterly financial information reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. As discussed in Note 3, the Company began presenting reimbursed out-of-pocket expenses on a gross basis as revenues and expenses during the second quarter of 2002. Accordingly, all amounts presented prior to the adoption of EITF 01-14 have been reclassified. There was no impact to operating income, net income or EPS.

         Operating income decreased in the second quarter of 2002 and the first quarter of 2001 due to $7.4 million and $18.0 million of charges for merger-related costs and unusual items (Note 10) and the loss on sale of business in the third quarter of 2001 of $10.9 million (Note 4). The net effect of these items on net income (loss) was $4.5 million or $0.05 per share in the second quarter of 2002, $11.4 million or $0.14 per share in first quarter 2001, and $21.4 million or $0.24 per share in third quarter 2001.

14       SUBSEQUENT EVENTS

In January 2003, ChoicePoint acquired two entities, National Data Retrieval, Inc., one of the nation's leading providers of public records information for bankruptcies, civil judgments, and federal and state tax liens based in Alpharetta, Georgia, and The List Source, Inc. d/b/a Kramer Lead Marketing Group, a marketing company servicing the life & health insurance and financial services markets based in Dallas, Texas. The total purchase price of these acquisitions was approximately $38 million and was paid in cash. The Company is currently in the process of allocating the purchase price, but preliminarily estimates that approximately $30 million will be allocated to goodwill, which will be deductible for tax purposes. This preliminary estimate is subject to change based on the resolutions of pre-acquisition contingencies.

         In February 2003, the Company sold substantially all of the assets of its CP Commercial Specialists ("CPCS") business to an affiliate of New Mountain Capital, LLC for approximately $87 million in cash. This transaction is the culmination of the transformation of ChoicePoint to a data-driven and technology-oriented business. The sale resulted in a gain of approximately $33 million (net of taxes) which will be recorded in the first quarter of 2003. The major classes of assets and liabilities of CPCS which were included in the Consolidated Balance Sheet as of December 31, 2002 are as follows:

(In thousands)                             2002
                                         -------
Assets:
   Accounts receivable, net              $ 6,715
   Property and equipment                  1,254
   Goodwill                               10,829
                                         -------
Liabilities:
   Accrued salaries and wages              2,244
                                         -------

         The unaudited pro forma financial results as if CPCS had been sold as of January 1, 2002 are as follows (in thousands, except per share amounts):

                                                                      2002
                                                  2002              UNAUDITED
Consolidated Results                           AS REPORTED          PRO FORMA
                                               -----------          ---------

Total revenue                                    $791,562            $729,323
Operating income                                  193,232             182,480
Operating income excluding
   unusual items                                  200,616             189,864
Income before cumulative effect
   of change in accounting principle              114,243             108,520
EPS before cumulative effect
   of change in accounting principle,
   diluted                                       $   1.28            $   1.22

                                                                      2002
                                                  2002              UNAUDITED
Insurance Segment                              AS REPORTED          PRO FORMA
                                               -----------          ---------

Total revenue                                    $332,521            $270,282
Operating income                                  155,391             144,639


                                             CHOICEPOINT 2002 ANNUAL REPORT  47

SHAREHOLDER INFORMATION
ChoicePoint 2002 Annual Report


INFORMATION ABOUT CHOICEPOINT

ChoicePoint Inc., a publicly traded company headquartered in the Atlanta suburb of Alpharetta, GA, is the leading provider of identification and credential verification services for making smarter decisions in a world challenged by the reality of risks. Serving the needs of business, government, non-profit organizations and individuals. As of March 1, 2003, ChoicePoint employs more than 3,500 people at locations from coast to coast in the United States.

CORPORATE HEADQUARTERS

ChoicePoint Inc.
1000 Alderman Drive
Alpharetta, GA 30005
770-752-6000
www.choicepoint.com

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on April 29, 2003 at ChoicePoint's headquarters, 1000 Alderman Drive, Alpharetta, GA 30005. Shareholders are encouraged to attend the meeting, which will begin at 11:00 am local time. Alpharetta is a suburb of Atlanta.

MARKET INFORMATION

ChoicePoint common stock trades on the world's largest financial market, the New York Stock Exchange (NYSE), under the symbol "CPS." Shareholders will find volume and pricing information in leading financial publications as well as the Investor Relations section of ChoicePoint's Web site (www.choicepoint.com).

     As of March 1, 2003, there were 86.7 million common shares outstanding and ChoicePoint common stock was held by 4,038 shareholders of record.

QUARTERLY STOCK PERFORMANCE

ChoicePoint common stock first traded on August 8, 1997 at a price -- adjusted for a two-for-one stock split effective November 24, 1999, a three-for-two split effective March 7, 2001, and a four-for-three split effective June 6, 2002 -- of $8.94. Shown below, on that adjusted basis, are high and low sale prices for each quarter of 2001 and 2002.

                                                 High         Low
                                                ------      ------

Q1 2001                                         $32.12      $22.16
Q2 2001                                          31.99       24.13
Q3 2001                                          32.72       27.11
Q4 2001                                          38.99       28.13

Q1 2002                                         $44.21      $35.55
Q2 2002                                          48.15       40.50
Q3 2002                                          47.56       32.00
Q4 2002                                          40.30       29.75
                                                ------      ------

EMPLOYMENT INFORMATION

ChoicePoint's successful strategy for growth, coupled with the increased need for identification and credential verification services in today's society, has created rewarding career opportunities at the equal opportunity employer. To learn more about those opportunities visit our corporate website or contact us at:

     Human Resources
     ChoicePoint Inc.
     1000 Alderman Drive
     Alpharetta, GA 30005

INVESTOR INFORMATION

The Investor Relations section of ChoicePoint's corporate Web site (www.choicepoint.com) contains a wealth of valuable information, ranging from financial news releases and filings to archived (audio) copies of investor conference calls.

For additional information, or to obtain copies of the Form 10-K for the year ended December 31, 2002 (which will be provided free of charge with a copy of the financial statements and schedules), Form 10-Q, or other materials, please contact:

         John Mongelli
         Vice President, Investor Relations
         Email: investors@choicepoint.com
         Phone: 770-752-6171

         ChoicePoint Inc.
         1000 Alderman Drive
         Alpharetta, GA 30005

Financial reports can also be obtained from ChoicePoint's Web site.

CONFERENCE CALLS

ChoicePoint conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, hear archived copies of previous calls, and to listen in to live Webcasts, visit the Web site at www.choicepoint.com.

ANALYST COVERAGE

A number of leading Sell Side financial analysts and investment advisory services produce investment research on ChoicePoint. For an up-to-date list, see the Investor Relations section of the ChoicePoint Web site, www.choicepoint.com.

DIVIDEND POLICY

ChoicePoint has not paid any dividends since it became a public company, and it does not anticipate paying any in the near future.

INDEPENDENT PUBLIC ACCOUNTANTS

         Deloitte & Touche LLP
         Atlanta, GA

TRANSFER AGENT AND REGISTRAR

Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact ChoicePoint's transfer agent and registrar:

         SunTrust Bank, Inc.
         P.O. Box 4625
         Atlanta, GA 30302
         800-568-3476

TRADEMARKS

ChoicePoint, the ChoicePoint logo, Actionable Intelligence, Esteem, KnowX, VitalChek, AutoTrack, C.L.U.E., Commercial Intellisys, AutoTrackXP, and ChoicePointLink are registered trademarks; ScreenNow, Smarter Decisions. Safer World., ChoicePoint Attract,NCF, Current Carrier, MarketView, EAFS and ChoicePoint DirectLink are trademarks; and Signal IVS, DEBTOR Discovery, VIN Services and VolunteerSelect are service marks of ChoicePoint Asset Company.


(C) 2003 ChoicePoint Asset Company. All rights reserved.


48  CHOICEPOINT 2002 ANNUAL REPORT