Form 10-K, Exhibit 13
period 2003-12-31
CHOICEPOINT INC
filed 2004-03-12
CIK 1040596

                                                                               .
                                                                               .
                                                                               .
ChoicePoint 2003 Annual Report                                        Exhibit 13

FINANCIAL HIGHLIGHTS (a)

(In thousands, except per share
and employee data)                               2003              2002             2001              2000               1999
                                             -----------       -----------       -----------       -----------       -----------
Revenue from products and services           $   750,351       $   690,803       $   602,648       $   547,618       $   462,255
Reimbursable expenses                             45,395            38,520            38,028            37,392            38,131
                                             -----------       -----------       -----------       -----------       -----------
Total revenue                                    795,746           729,323           640,676           585,010           500,386

Operating income(b)                              178,560           182,522           111,314            83,481            76,238

Other operating charges and (loss)
gain on sale of business included
in operating income above(b)                     (30,942)           (7,342)          (28,718)          (28,419)              513

Income from continuing operations                108,108           107,672            45,702            40,166            38,200

EPS from continuing operations, diluted             1.21              1.21              0.52              0.48              0.47

Total assets                                   1,021,284           979,010           832,392           704,439           667,780
Debt                                              52,029           182,446           158,816           142,276           187,790
Total shareholders' equity                       790,495           622,607           484,821           401,069           319,309
Employees (full-time equivalents)                  3,700             4,400             4,200             4,200             4,000
                                             -----------       -----------       -----------       -----------       -----------

(a) All financial information has been restated to reflect the merger of ChoicePoint and DBT Online, Inc. in 2000, which has been accounted for as a pooling of interests, the stock splits paid in the form of stock dividends effective November 24, 1999, March 7, 2001 and June 6, 2002, and the discontinued operations related to the sale of CP Commercial Specialists as of February 28, 2003.

(b) Included in operating income are (loss) gain on sale of business and other operating charges which include merger-related costs, unusual items and realignment charges that management excludes in its assessments of operating results and in determining operational incentive awards.




BUSINESS DESCRIPTION


ChoicePoint provides information solutions to mitigate the risks that threaten so many facets of our personal and business lives. Capitalizing on robust data and unique databases - and technological expertise to analyze that data and add intelligence to it - ChoicePoint is a leading provider of identification and credential verification services to business, government and individual customers. By transforming data into Actionable Intelligence(R), ChoicePoint helps those customers reduce risk and better manage business relationships.

ChoicePoint common stock trades on the New York Stock Exchange (NYSE) under the symbol CPS.

ChoicePoint, headquartered in the Atlanta area, is organized into three business segments: Insurance Services, Business & Government Services and Marketing Services. Insurance Services includes the Property & Casualty (P&C) Personal Lines and Property & Casualty Commercial Lines businesses. Business & Government Services includes the WorkPlace Solutions, Public Records and Nursery businesses. Marketing Services includes the ChoicePoint Precision Marketing businesses.

ChoicePoint 2003 Annual Report


Management's Discussion and Analysis                       10

Report of Management                                       20

Independent Auditors' Report                               21

Consolidated Statements of Income                          22

Consolidated Balance Sheets                                23

Consolidated Statements of Shareholders' Equity            24

Consolidated Statements of Cash Flows                      25

Notes to Consolidated Financial Statements                 26

Shareholder Information and Elected Officers               44

Board of Directors and Corporate Governance                45



ChoicePoint is committed to full disclosure of its accounting policies. For instance, as of December 31, 2003, the only off-balance sheet assets or liabilities are two synthetic leases on the properties of the Company's corporate headquarters. Similarly, ChoicePoint employees may direct their contributed retirement funds to a variety of investment vehicles, only one of which is ChoicePoint stock. Shareholders who have any questions or concerns about corporate policies, governance and/or disclosure are encouraged to contact the Company's Investor Relations office. ChoicePoint has established a toll-free telephone number to receive complaints about accounting, internal accounting controls, auditing or other legitimate concerns anonymously. The whistleblower hotline number is 800-762-0056.

MANAGEMENT'S DISCUSSION AND ANALYSIS
ChoicePoint 2003 Annual Report

OVERVIEW

Over the past six years, ChoicePoint Inc. ("ChoicePoint" or "the Company") has transformed from a predominantly manually-driven and insurance customer-focused asset base into the diversified, technology driven, data intensive business it is today. This transformation, coupled with strong execution, has enabled the Company to deliver strong growth in revenue, earnings and cash flows. Given our unique data and analytical and distribution capabilities, ChoicePoint is the leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. Serving the needs of business, government, non-profit organizations and individuals, ChoicePoint works to create a safer and more secure society through the responsible use of information while ensuring the protection of personal privacy. For more information, visit the Company's Web site at www.choicepoint.com.

                                                             INCOME FROM
TOTAL REVENUE                   REVENUE FROM                  CONTINUING
 in millions                 PRODUCTS AND SERVICES            OPERATIONS
  (Graph)                       (Pie Chart)                  in millions
                                                                (Graph)


CASH FLOWS                                 FREE CASH FLOW
FROM CONTINUING    CAPITAL EXPENDITURES    (Cash flow from continuing
OPERATIONS             in millions         operations less capital expenditures)
in millions                                in millions

(Graph)                (Graph)                 (Graph)


Across our markets, we compete on data, analytics and distribution. A majority of our revenue streams are transaction based, earning revenue each time our databases are accessed and further promoting the scalability of our products and services.

(In thousands)                                     2003            2002              Change        2001            Change
                                                   ----            ----              ------        ----            ------
Core Revenue(a)                                  $750,351        $690,731               9%        $578,405              19%
Divested and discontinued product lines                --              72                           24,243
                                                 --------        --------            ----         --------          ------
Revenue from products and services                750,351         690,803                          602,648
Reimbursable expenses per EITF 01-14               45,395          38,520                           38,028
                                                 --------        --------            ----         --------          ------
Total Revenue                                    $795,746        $729,323               9%        $640,676              14%
                                                 ========        ========            ====         ========          ======

(a) Core revenue represents revenue from continuing business lines and is used by management to assess and manage its ongoing businesses and to determine operational incentive awards.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued
ChoicePoint 2003 Annual Report


INSURANCE SERVICES

                                  (BAR GRAPH)

Consistent with historical trends, Insurance Services continued to be our top performer in 2003, achieving 14.4% total revenue growth over 2002. During 2003, we helped property and casualty ("P&C") auto and property insurers assess underwriting risk in more than 115 million renewal or new policy transactions through industry-leading data and analytical solutions. New product offerings such as Current Carrier(R), PolicyWatch(SM) and additional motor vehicle registry ("MVR") activity files, add to our strong product portfolio servicing the personal lines P&C market. Our MVR activity file product continues to generate solid growth, providing a low cost alternative for insurance companies to price risk. Further expanding our services to the P&C insurance industry, our Insurity operations provide industry-leading software solutions and business process outsourcing services to help our customers solve complex business challenges and better focus on managing their businesses around their core competencies.

BUSINESS & GOVERNMENT SERVICES

                                  (BAR GRAPH)

During 2003, the Business & Government Services segment's ("B&G") team successfully grew market share, expanded the number of industries serviced, completed acquisitions and rolled-out new products, enabling them to deliver
10% total revenue growth. Additionally, the team quickly responded to changes in revenue streams due to the impact of economic pressures on its customers and exceptional $20 million of homeland security revenues in 2002 that compared to $10 million in 2003. They also effectively controlled costs in areas impacted by the economy, positioning the B&G businesses well for the future. The WorkPlace Solutions business screened job applicants for over 20,000 companies, identifying over 300,000 individuals with criminal records, and continued to benefit from the success of our National Criminal File and ScreenNow(R) products. This unit continues to look for opportunities to expand its offerings to alert and monitoring services that position the Company to service the ongoing employee management needs of its customers that are less sensitive to macro-economic hiring trends. During 2003, we further expanded our tenant screening business to include almost all of the major U.S. apartment markets - growing from approximately 400,000 units serviced in 2002 to nearly one million units serviced in 2003. Our public records unit continues to assist local, state and federal government agencies to accelerate investigations and locate individuals of interest through our access to more than 17 billion public records. The public records group also continues to expand its offerings to non-governmental customers, including the financial services industry with such products as LienGuard(R), DEBTOR Discovery(SM) and several customer enrollment/USA PATRIOT Act solutions. The other offerings in B&G include our VitalChek(R) vital records network which rolled out identification authentication solutions in 2003, Bode Labs, our forensic DNA lab, our consumer team and our "nursery" group which focuses on research and development including utilizing biometric technology to improve credentialing and verification applications.

MARKETING SERVICES

                                  (BAR GRAPH)

During the last half of 2003, the Marketing Services ("Marketing") segment experienced softness in demand for our print and e-mail product offerings resulting in a 9% decline in revenue from products and services and a 2% decline in total revenue including reimbursable expenses. In response to this softness in demand and the impact of proposed anti-SPAM legislation, the Company reengineered certain of our direct marketing businesses, managing costs, downsizing our e-mail business, focusing on our competitive strengths and better positioning Marketing Services for long-term growth opportunities given the current economic and regulatory environment. The "Do Not Call" legislation introduced in 2003 initially impacted our teleservices business as our customers adjusted their processes to comply with the new legislation. Toward the end of 2003, we began to see increased demand for teleservices as lists and selling efforts conformed to new requirements and customers sought out more reliable providers.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued
ChoicePoint 2003 Annual Report


ROYALTY

Royalty revenue from laser technology patents held by the Company decreased to $5.1 million in 2003 primarily due to consolidations in the industries served by these patents and the development of new technologies. The remaining patents underlying this revenue expire between November 2004 and May 2005 (see Note 3 to the Consolidated Financial Statements).

DISCONTINUED OPERATIONS AND DIVESTED AND DISCONTINUED PRODUCT LINES

In February 2003, the Company sold its CP Commercial Specialists ("CPCS") business for $87.0 million in cash, culminating our efforts to exit the highly manual, labor intensive businesses that characterized the Company in its early existence. Due to changes in accounting rules in 2002, CPCS is reported as discontinued operations and its revenues and operating results are excluded from continuing operations and from the discussions that follow (see Note 4 to the Consolidated Financial Statements for CPCS results). The gain on sale of CPCS was approximately $32.9 million net of taxes. Divested and discontinued product lines referenced below primarily include the operating results from the laboratory services business sold in August 2001.

FINANCIAL RESULTS

The fundamentals that drive revenues are numerous and varied across and within our business segments. On a macro level, low unemployment, a changing regulatory environment and new initiatives, such as homeland security, contribute to enhanced opportunities for ChoicePoint.

The following table provides additional details of revenues from products and services (and total revenues including reimbursable expenses for Marketing) and operating income included in the consolidated statements of income (in thousands):


                                      DECEMBER 31, 2003       December 31, 2002                    December 31, 2001
                                 -----------------------    ----------------------     --------------------------------------------
                                               OPERATING                Operating                  Operating    Unaudited Pro forma
                                  REVENUE       INCOME       Revenue      Income        Revenue      Income     Operating Income(a)
                                 ---------    ---------     ---------    ---------     ---------   ----------   -------------------
Insurance Services               $ 309,124    $ 172,518     $ 270,282    $ 144,639     $ 227,727    $ 119,407        $ 120,507
B&G                                339,483       71,080       308,761       69,424       267,409       45,089           56,203
Marketing revenue from
 products and services              96,642       21,849       105,833       32,866        76,461       22,185           26,391
Reimbursable expenses               45,395           --        38,520           --        38,028           --               --
                                 ---------    ---------     ---------    ---------     ---------    ---------        ---------
Marketing total revenue            142,037       21,849       144,353       32,866       114,489       22,185           26,391
                                 ---------    ---------     ---------    ---------     ---------    ---------        ---------
Royalty                              5,102        2,068         5,855        3,326         6,808        4,400            4,400
Divested and discontinued               --           --            72         (206)       24,243       (1,771)            (968)
Corporate and shared                    --      (58,013)           --      (60,185)           --      (49,278)         (49,278)
                                 ---------    ---------     ---------    ---------     ---------    ---------        ---------
Total before other operating
  charges and loss on sale of
  business                         795,746      209,502       729,323      189,864       640,676      140,032          157,255
Other operating charges                 --      (30,942)           --       (7,342)           --      (17,865)         (17,865)
Loss on sale of business                --           --            --           --            --      (10,853)         (10,853)
                                 ---------    ---------     ---------    ---------     ---------    ---------        ---------
Totals from operations           $ 795,746    $ 178,560     $ 729,323    $ 182,522     $ 640,676    $ 111,314        $ 128,537
                                 =========    =========     =========    =========     =========    =========        =========

(a)Unaudited pro forma operating income represents operating results as if the discontinuation of goodwill amortization was effective January 1, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued
ChoicePoint 2003 Annual Report



                             COMPARISON OF 2003 WITH 2002                  COMPARISON OF 2002 WITH 2001
                             CONSOLIDATED RESULTS                          CONSOLIDATED RESULTS
                             --------------------                          --------------------
REVENUE                      TOTAL REVENUE grew 9%, or                     TOTAL REVENUE grew 14%, or $88.6
                             $66.4 million, to $795.7                      million, to $729.3 million in 2002.
                             million in 2003.

                             CORE REVENUE, which excludes revenue          CORE REVENUE grew 19% or $112.3 million
                             from reimbursable expenses and divested       to $690.7 million in 2002, which excludes
                             and discontinued product lines, grew 9%       $24.2 million of revenue from our laboratory services
                             or $59.6 million to $750.4 million in         business sold in August 2001. Revenue growth in 2002
                             2003. Revenue growth in 2003 resulted         was primarily driven from strong unit performances in
                             primarily from unit growth in our             all Insurance Services, contributions from our homeland
                             Insurance Services segment, base B&G          security initiatives in our B&G product lines and
                             business and revenues from the eleven         acquisitions in our Marketing Services segment. Excluding
                             acquisitions we completed during 2003         acquisitions, internal revenue growth was 11% in 2002.
                             and the fourth quarter of 2002. This
                             revenue growth was offset by difficult
                             homeland security comparables to 2002
                             in our B&G segment and softness in our
                             print and e-mail direct marketing
                             product lines. Excluding acquisitions,
                             internal revenue growth was 2% in 2003.


OPERATING INCOME             OPERATING INCOME decreased slightly from      PRO FORMA OPERATING INCOME (excluding goodwill
                             $182.5 million in 2002 to $178.6 million      amortization in 2001) increased 42% from $128.5 million
                             in 2003 due to $30.9 million of 2003          in 2001 to $182.5 million in 2002. Operating income
                             other operating charges. These charges        including goodwill amortization in 2001 improved 64% from
                             relate to the consolidation of some of        $111.3 million in 2001 to $182.5 million in 2002. 2001
                             our operations to better streamline           operating income includes the $10.9 million loss on sale
                             customer service and operating                of our laboratory services business and a $17.9 million
                             performance, the re-engineering of our        other operating charge primarily related to the
                             direct marketing business to focus on         integration of our public records business after the
                             future growth areas and the realignment       merger with DBT Online, Inc. ("DBT") in 2000 and asset
                             of our technology infra-structure and         impairments. 2002 operating income includes an other
                             operations following the divestiture of       operating charge of $7.3 million related to asset
                             our CPCS business and transition to our       impairments and the write-down of minority investments in
                             new data center. Operating income in          startup companies. Operating income from the business
                             Insurance Services and B&G improved           segments is primarily due to the strong revenue
                             primarily due to increased revenues and       performance discussed above, the introduction of higher
                             cost control initiatives employed in our      margin products and our continued focus on improving cost
                             more economically sensitive B&G               efficiencies, offset slightly by increased investment in
                             businesses which experienced no revenue       new business initiatives and resources to support the
                             growth. Without the revenue and related       growth of the Company.
                             operating income decline in our Marketing
                             Services segment, we would have realized
                             a 190 basis point improvement in
                             operating margins from our ongoing
                             operations as the highly scalable nature
                             of our operations enable us to improve
                             margins as revenues expand.



MANAGEMENT'S DISCUSSION AND ANALYSIS continued
ChoicePoint 2003 Annual Report

                             COMPARISON OF 2003 WITH 2002                  COMPARISON OF 2002 WITH 2001
                             CONSOLIDATED RESULTS                          CONSOLIDATED RESULTS
                             --------------------                          --------------------
 Interest Expense            Interest expense decreased $4.7 million       Interest expense decreased $2.7 million
                             to $3.1 million in 2003 due to lower          to $7.8 million in 2002 as a result of
                             interest rates and our ability to capital-    lower average outstanding debt com-
                             ize on our increased earnings and our         bined with lower average interest
                             strong cash position to significantly         rates due to the expiration of a high
                             reduce borrowings.                            interest rate swap (see Note 5 to the
                                                                           Consolidated Financial Statements).


 Income Taxes                Income taxes for continuing operations        Income taxes for continuing operations
                             for 2003 and 2002 were provided at the        for 2002 were provided at the effective
                             effective rate of 38.4%.                      rate of 38.4%, a decrease from the
                                                                           effective rate of 54.7% in 2001. The
                                                                           2001 tax provision includes $10.5 mil-
                                                                           lion related to the sale of our laboratory
                                                                           services business. Excluding the impact
                                                                           of the sale, the effective rate in 2001 was
                                                                           39.9%, slightly higher than 2002 due to
                                                                           non-deductible goodwill amortization.

CASH FLOW AND LIQUIDITY REVIEW

CAPITAL RESOURCES

The Company's sources of capital include, but are not limited to, cash from continuing operations, amounts available under credit facilities and other bank borrowings, the issuance of equity securities and other external sources of funds. ChoicePoint's short-term and long-term liquidity depends primarily upon its level of net income, working capital management (accounts receivable, accounts payable and accrued expenses) and bank borrowings. We believe that available short-term and long-term capital resources are sufficient to fund capital expenditures and working capital requirements, scheduled debt payments, interest and tax obligations for the next twelve months. We currently estimate 2004 capital expenditures will be approximately $50 - $55 million. However, any material variance of our operating results from our projections or investments in or acquisitions of businesses, products, or technologies could require us to obtain additional equity or debt financing.

The Company uses cash generated to invest in growing the business and to fund acquisitions and operations. Therefore, no cash dividends have been paid and we do not anticipate paying any cash dividends on our common stock in the near future. The Company may desire to obtain additional long-term financing for other strategic reasons. We anticipate no difficulty in obtaining long-term financing based on favorable experiences in the debt market in the recent past. ChoicePoint may also utilize lines of credit with two banks for overnight borrowings; however, no such borrowings were outstanding at December 31, 2003 or 2002.

At December 31, 2003, there were no borrowings under the Company's $325 million unsecured revolving credit facility ("Credit Facility") which expires in May 2005. Borrowings under the Credit Facility were $95.0 million at December 31, 2002. In July 2001, to obtain an additional source of financing, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations up to $100 million. Net proceeds from the Receivables Facility were $50.0 million at December 31, 2003 and $85.0 million at December 31, 2002. At December 31, 2003, we had approximately $375 million of available capacity under these facilities.

The Credit Facility contains covenants customary for facilities of this type. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum leverage and (ii) minimum fixed charge coverage. We have maintained compliance with these financial covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued
ChoicePoint 2003 Annual Report






CONTRACTUAL OBLIGATIONS AND THE RELATED FUTURE PAYMENTS

                                                                     Payments Due by Period
(In thousands)                                  Total           2004            2005           2006         Thereafter
                                              --------        --------        --------        --------      ------------
Debt*                                         $ 51,970        $ 50,140        $    145        $    155        $  1,530
Capital lease obligations                           59              54               5              --              --
Operating leases and other commitments          58,229          15,870          13,468          10,110          18,781
                                              --------        --------        --------        --------        --------
Total contractual cash obligations            $110,258        $ 66,064        $ 13,618        $ 10,265        $ 20,311

Interest and tax pay payments totaling $84.9 million were made in 2003. Similar payments are expected in future years.

*Excludes a $4.4 million liability related to the fair market valuation of our interest rate swaps discussed below.


OFF-BALANCE SHEET ITEMS

In 1997, the Company entered into a $25 million synthetic lease agreement for our headquarters building. In 2001, the Company entered into another synthetic lease agreement for up to $48 million, as amended, to finance the construction of our data center facility that was completed in the second quarter of 2003. Both leases expire in 2007, at which time we have the following options for each lease: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If we elect to remarket the property, ChoicePoint must guarantee the lessor 80% to 85% of the original cost.

The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. During 2003, we modified our $48 million synthetic lease to, among other things, continue to qualify for off-balance sheet treatment in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $67.3 million at December 31, 2003 and we would have recorded additional depreciation expense of approximately $1.7 million ($1.0 million after tax) related to the synthetic leases for 2003.

DERIVATIVES

Derivative financial instruments at December 31, 2003 consist of four interest rate swap agreements entered into to reduce the impact of changes in a benchmark interest rate (LIBOR) on the Company's LIBOR-based payments on the Company's synthetic leases. At December 31, 2003, the total notional amount under these swap agreements was $67 million and they involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. ChoicePoint has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on $67 million of borrowings. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. As of December 31, 2003, the fair value of the outstanding interest rate swap agreements was a liability of $4.4 million which has been recorded net of taxes in accumulated other comprehensive loss in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (see Notes 3 and 5 to the Consolidated Financial Statements). The Company had a fifth interest rate swap agreement with a notional amount of $125 million to limit the effect of changes in the benchmark interest rate (LIBOR) on $125 million of the Company's borrowings. This swap agreement was also designated as a cash flow hedge and expired in August 2002.

INTEREST RATE RISK MANAGEMENT

As of December 31, 2003, $67.3 million is outstanding under the synthetic lease agreements, of which $67.0 million of LIBOR-based payments are hedged with the swap agreements. In addition, $50.0 million is outstanding under the Receivables Facility. Based on the Company's overall interest rate exposure at December 31, 2003, a 1% change in interest rates would result in a change in annual pretax interest expense of approximately $500,000 based on our current level of borrowing.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued
ChoicePoint 2003 Annual Report

 SUMMARY OF CASH ACTIVITIES               2003                          2002                           2001

 PRIMARY SOURCES OF CASH       Cash from continuing oper-    Cash from continuing oper-     Cash from continuing oper-
                               ations of $194.3 million      ations of $158.7 million       ations of $120.7 million,
                               and cash proceeds from        and $85.0 million of           cash proceeds of $49.0 mil-
                               the sale of CPCS of           borrowings under the           lion from the sale of our
                               $87.0 million less approxi-   Receivables Facility.          laboratory services business
                               mately $28.3 million of                                      and $16.0 million of net
                               applicable taxes on the sale.                                borrowings under our
                                                                                            former credit facility.


 PRIMARY USES OF CASH          Acquisitions totaled          Acquisitions totaled           Acquisitions totaled
                               $93.6 million in 2003,        $187.0 million in 2002,        $154.3 million in 2001
                               capital expenditures prima-   capital expenditures           and capital expenditures
                               rily for hardware, software,  primarily for hardware,        primarily for hardware,
                               databases and R&D initia-     software and databases         software and our public
                               tives were $41.9 million      were $49.0 million and         records integration were
                               and net debt repayments       net debt repayments            $50.7 million.
                               totaled $130.4 million.       under the credit facilities
                                                             were $60.0 million.

 OPERATING ACTIVITIES          Cash flows from continuing    Cash flows from continuing     Cash flows from continuing
                               operations increased 22%      operations increased 31%       operations increased 14%
                               from $158.7 million in        to $158.7 million in 2002      to $120.7 million in 2001
                               2002 to $194.3 million in     from $120.7 million in         from $106.3 million in
                               2003 primarily due to our     2001 primarily due to the      2000 primarily due to the
                               operating performance pre-    operating performance of       strong operating perform-
                               viously discussed.            our business segments pre-     ance of our business seg-
                                                             viously discussed.             ments and good working
                                                                                            capital management.


 INVESTING ACTIVITIES          Our continued acquisitions    In 2002 we acquired 6 enti-    In 2001 we acquired 7 enti-
                               of complementary businesses   ties and continued to make     ties, divested our laboratory
                               (8 in 2003) and capital       capital investments in tech-   services business and con-
                               investments in technology     nology and databases which     tinued to make capital
                               and databases, offset by the  resulted in net cash used in   investments in technology
                               proceeds generated from       investing activities of        and infrastructure resulting
                               the sale of CPCS, resulted    $235.3 million.                in net cash used in investing
                               in net cash used in investing                                activities of $155.9 million.
                               activities of $48.5 million.



 FINANCING ACTIVITIES          In 2003, we used the          In 2002, we refinanced         In 2001, we borrowed
                               proceeds from the sale        our outstanding revolving      additional funds under
                               of CPCS and operations        facility with the Credit       our Former Credit Facility
                               to repay outstanding debt,    Facility and borrowed          and used proceeds from the
                               resulting in net cash used    additional funds under         exercise of stock options to
                               by financing activities of    the Receivables Facility to    fund our more significant
                               $118.1 million.               fund our more significant      acquisitions resulting in net
                                                             acquisitions resulting in net  cash provided by financing
                                                             cash provided by financing     activities of $36.5 million.
                                                             activities of $47.9 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2003 Annual Report

ACCOUNTING DEVELOPMENTS

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

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. On an interim and annual basis, the liability is adjusted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss may be incurred based on the remaining balance. The adoption of this standard in 2003 did not have a material impact on the Company's operating results or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The FASB bases the accrual of an exit or disposal cost on the existence of a liability that constitutes an "obligation" both legally and socially as defined under FASB Statement of Concept No. 6. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material impact on the Company's operating results or financial position.

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

The initial recognition and measurement provisions of FIN 45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this standard did not have a material impact on the Company's operating results or financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's results of operations and financial position.

In January 2003, the FASB issued FIN 46, which addresses consolidation of business enterprises of variable interest entities ("VIE") and requires companies with a controlling financial interest in a VIE to include the assets, liabilities and results of activities of the VIE in the consolidated financial statements of the company. FIN 46 was effective immediately for VIEs created after January 31, 2003 and was effective for the quarter ending June 30, 2003 for all VIEs that existed prior to January 31, 2003. The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. During the second quarter of 2003, the Company modified its $48 million synthetic lease to, among other things, continue to qualify for off-balance sheet treatment in accordance with the provisions of FIN 46 (see Note 5 to the Consolidated Financial Statements). In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46-R"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company is currently evaluating the impact of adopting FIN 46-R.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 also amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material impact on the Company's results of operations and financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2003 Annual Report

In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material effect on the Company's results of operations or financial position.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures About Pensions and Other Post Retirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans to provide additional information so that users can develop a clearer picture regarding the status and health of a company's plan. Certain of the provisions of SFAS No. 132 are effective for fiscal years ending on or after December 15, 2003, and have been adopted by the Company (see Note 8 to the Consolidated Financial Statements).

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

PURCHASE PRICE ALLOCATION -- Over its history, the Company's growth has been partly driven by acquisitions. The application of the purchase method of accounting requires companies to assign values to acquired assets and liabilities, including intangible assets acquired based on their fair value. The determination of fair value for acquired assets, particularly intangible assets, requires a high degree of judgment, and estimates often involve significant subjectivity due to the lack of transparent market data or listed market prices. The Company generally uses internal cash flow models and other evaluations as well as third-party appraisals in determining the fair value of assets acquired; however, the use of different valuation models or assumptions could result in different amounts of goodwill and other acquisition intangible assets and different lives for amortizable intangible assets. As of December 31, 2003, certain of our 2003 purchase price allocations were based on preliminary estimates which may be revised in 2004 as estimates and assumptions are finalized (see Note 4 to the Consolidated Financial Statements). We do not anticipate that these revisions would be significant to the financial statements taken as a whole.

IMPAIRMENT TESTING OF GOODWILL AND OTHER ASSETS -- SFAS No. 142 requires the testing of intangible assets with indefinite lives and goodwill for impairment at least annually. We completed our initial impairment test in 2002 and our annual impairment tests in both 2002 and 2003 as required by SFAS No. 142 (see Notes 3 and 4 to the Consolidated Financial Statements). Upon completion of our analysis for goodwill impairment in the second quarter of 2002, we recorded a non-cash charge of $39.1 million ($24.4 million net of taxes) to reduce the carrying value of our goodwill retroactive to January 1, 2002. In calculating the goodwill impairment charge, the fair value of the impaired reporting units was estimated using a discounted cash flow methodology. This impairment charge was due to increased competition and pricing pressures and related primarily to goodwill recorded in the 1998 acquisition of EquiSearch Services, Inc. and goodwill related to the Internet business acquired as part of the DBT merger in May 2000. No additional impairment charge was recorded as a result of the annual reviews in 2003 or 2002 based on estimated future cash flows as compared to the current book value of long-lived assets. These impairment tests are impacted by the determination of future cash flow assumptions for the related assets. Changes in assumptions could materially impact the fair value estimates. If the Company had assumed a 10% reduction in its estimated annual cash flows in the initial impairment test or subsequent annual tests, it would have recorded additional impairment of less than $3 million.

For the other acquisition intangible assets such as purchased software, customer relationships and non-compete agreements, the Company is required to assess them for impairment whenever indicators of impairment exist in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During 2003, $6.0 million of these assets were written down and recorded as other operating expense as indicators of impairment related to these assets were identified. The Company periodically reviews and reevaluates the assumptions used for assessing the recoverability of its intangible assets and adjusts them as necessary.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED
ChoicePoint 2003 Annual Report

As discussed in Note 10 to the Consolidated Financial Statements, in connection with selling and integrating certain business operations, the Company has recorded asset impairment charges for data and software assets that will no longer be used. Inherent in the assumptions used in impairment analyses are certain significant management judgments and estimates. We periodically review and reevaluate these assumptions and adjust them as necessary.

SOFTWARE DEVELOPED FOR INTERNAL USE -- As discussed in Note 3 to the Consolidated Financial Statements, the Company capitalizes certain direct costs incurred in the development of internal use software. Amortization of such costs as cost of sales is done on a straight-line basis generally over three to five years. The Company evaluates the recoverability of capitalized costs periodically or as changes in circumstances suggest a possible impairment may exist in accordance with SFAS No. 144. Primarily in connection with the recent realignment of our technology infrastructure and the integration of our public records businesses subsequent to the DBT merger in 2000, capitalized software costs were written down by $5.1 million in 2003, $3.0 million in 2002, and $2.7 million in 2001. Amortization of capitalized software costs amounted to $13.7 million in 2003, $10.1 million in 2002, and $6.7 million in 2001.

POSTRETIREMENT BENEFIT OBLIGATIONS -- In connection with developing the Company's projected liabilities for postretirement benefits, management is required to make estimates and assumptions which affect the reported amounts of the liability as of the date of the financial statements and the amount of expense recognized during the period. The liability is developed based on currently available information, estimates of future trends and actuarial assumptions provided by our independent actuaries including a discount rate of 5.75% and an initial health care cost trend rate of approximately 12%. A 0.25% decrease or increase in the discount rate (to 6.0% or 5.5%) would result in a change in the liability of approximately $700,000. Actual results could differ from these estimates. See Note 8 to the Consolidated Financial Statements for a discussion of the impact of changes in health care cost trend rates.

FORWARD-LOOKING STATEMENTS

Certain written and oral statements made by or on behalf of the Company, including information in this Annual Report, may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as "should result," "are expected to," "we anticipate," "we estimate," "we project," or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors: demand for the Company's services, product development, maintaining acceptable margins, maintaining our data supply, maintaining secure systems, ability to minimize system interruptions, ability to control costs, the impact of federal, state, and local regulatory requirements on the Company's business, specifically the direct marketing and public records markets and privacy matters affecting the Company, the impact of competition and customer consolidations, ability to continue our long-term business strategy including growth through acquisition, ability to attract and retain qualified personnel, the ability to mitigate material litigation and the uncertainty of economic conditions in general. Additional information concerning these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission ("SEC"), including the Company's Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made, and the Company undertakes no obligation to publicly update these statements based on events that may occur after the date of this report.

REPORT OF MANAGEMENT
ChoicePoint 2003 Annual Report

The management of ChoicePoint Inc. has the responsibility for preparing the accompanying financial statements, and for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on management's best estimates and judgments.

         Management is further responsible for maintaining a system of internal control and related policies and procedures designed to provide reasonable assurance that assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization. The systems of internal control are documented, evaluated and tested by the Company's internal auditors on a continuing basis. As with any system of internal controls, there are inherent limitations in the controls the Company has put in place. Specifically, collusion by two or more employees can override the controls put in place within any organization and individuals may execute transactions without the proper authority or disclosure. Management believes that the Company has maintained an effective system of internal control over the preparation of its financial information, including the Consolidated Financial Statements of the Company for the year ended December 31, 2003.

         Independent auditors were engaged by the Company's Audit Committee to audit the Consolidated Financial Statements of the Company and issue their report thereon. The Company's independent auditors also consider certain elements of the internal control system in order to determine their auditing procedures for purposes of expressing an opinion on the financial statements.

         The Audit Committee of the Board of Directors, consisting solely of outside directors deemed to be independent in accordance with applicable rules and laws, meets periodically with financial management, internal audit, and the independent auditors to review internal accounting controls, the scope and results of audits and accounting, auditing, and financial reporting matters. The Audit Committee has a member who is an "audit committee financial expert" as defined by the Securities and Exchange Commission. The Audit Committee recommends to the Board of Directors appointment of the independent auditors. Both the internal auditors and the independent auditors have access to the Audit Committee, with or without the presence of management.


                                            /s/ Derek V. Smith
                                            ------------------------------
                                            Derek V. Smith
                                            Chairman and Chief Executive Officer

                                            /s/ Steven W. Surbaugh
                                            ------------------------------
                                            Steven W. Surbaugh
                                            Chief Financial Officer

                                            /s/ David E. Trine
                                            ------------------------------
                                            David E. Trine
                                            Treasurer and Corporate Controller

INDEPENDENT AUDITORS' REPORT
ChoicePoint 2003 Annual Report

To the Board of Directors and Shareholders of ChoicePoint Inc.:

We have audited the consolidated balance sheets of ChoicePoint Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

         As described in Note 3, these consolidated financial statements have been revised to include the disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002.

                                                  /s/ Deloitte & Touche LLP
                                                  ------------------------------
                                                  Deloitte & Touche LLP
                                                  Atlanta, Georgia
                                                  February 25, 2004

CONSOLIDATED STATEMENTS OF INCOME
ChoicePoint 2003 Annual Report

(In thousands, except per share data)
Year Ended December 31,                                                              2003         2002        2001
--------------------------------------------------------------------------------------------------------------------
Revenue from products and services                                                 $ 750,351    $ 690,803  $ 602,648
Reimbursable expenses (Note 3)                                                        45,395       38,520     38,028
--------------------------------------------------------------------------------------------------------------------
   Total revenue                                                                     795,746      729,323    640,676
--------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of services                                                                  402,148      360,131    344,567
   Reimbursable expenses                                                              45,395       38,520     38,028
   Selling, general, and administrative                                              138,701      140,808    118,049
   Other operating charges (Note 10)                                                  30,942        7,342     17,865
   Loss on sale of business                                                                -            -     10,853
--------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                        617,186      546,801    529,362
--------------------------------------------------------------------------------------------------------------------
Operating income                                                                     178,560      182,522    111,314
Interest expense                                                                       3,061        7,772     10,487
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                                175,499      174,750    100,827
Provision for income taxes                                                            67,391       67,078     55,125
--------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                    108,108      107,672     45,702
Income from discontinued operations, net of tax (Note 4)                                 991        6,571      4,632
Gain on sale of discontinued operations, net of tax (Note 4)                          32,893            -          -
--------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                    141,992      114,243     50,334
Cumulative effect of change in accounting principle,
   net of tax (Note 3)                                                                     -      (24,416)         -
--------------------------------------------------------------------------------------------------------------------
Net income                                                                         $ 141,992    $  89,827  $  50,334
====================================================================================================================

Earnings per share (Notes 3 and 7)
Basic:
   Income from continuing operations                                               $    1.26    $    1.28  $    0.55
   Income from discontinued operations, net                                             0.01         0.08       0.06
   Gain on sale of discontinued operations, net                                         0.38            -          -
--------------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of change in accounting principle                    1.65         1.36       0.61
   Cumulative effect of change in accounting principle, net                                -        (0.29)         -
--------------------------------------------------------------------------------------------------------------------
Net income                                                                         $    1.65    $    1.07  $    0.61
====================================================================================================================

Diluted:
   Income from continuing operations                                               $    1.21    $    1.21  $    0.52
   Income from discontinued operations, net                                             0.01         0.07       0.05
   Gain on sale of discontinued operations, net                                         0.37            -          -
--------------------------------------------------------------------------------------------------------------------
   Income before cumulative effect of change in accounting principle                    1.58         1.28       0.58
   Cumulative effect of change in accounting principle, net                                -        (0.27)         -
--------------------------------------------------------------------------------------------------------------------
   Net income                                                                      $    1.58    $    1.01  $    0.58
====================================================================================================================

Weighted average shares - basic                                                       85,957       84,313     82,417
Dilutive effect of stock options                                                       3,729        4,881      4,734
--------------------------------------------------------------------------------------------------------------------
Weighted average shares - diluted                                                     89,686       89,194     87,151
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
ChoicePoint 2003 Annual Report

(In thousands, except par values)
December 31,                                                                                2003        2002
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                            $    23,410   $  34,359
   Accounts receivable, net of allowance for doubtful accounts
     of $5,450 in 2003 and $4,978 in 2002                                                   153,661     143,610
   Deferred income tax assets                                                                 9,160       6,557
   Other current assets                                                                      17,721      20,809
---------------------------------------------------------------------------------------------------------------
   Total current assets                                                                     203,952     205,335

Property and equipment, net                                                                  56,968      66,221
Goodwill                                                                                    645,172     578,608
Other acquisition intangible assets                                                          47,081      42,572
Deferred income tax assets                                                                      871      12,672
Other                                                                                        67,240      73,602
---------------------------------------------------------------------------------------------------------------
     Total assets                                                                       $ 1,021,284   $ 979,010
===============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt and current maturities of long-term debt                             $    50,194   $  85,387
   Accounts payable                                                                          31,823      31,825
   Accrued salaries and bonuses                                                              34,480      37,801
   Other current liabilities                                                                 61,984      47,683
---------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                178,481     202,696

Long-term debt, less current maturities                                                       1,835      97,059
Postretirement benefit obligations                                                           30,815      37,853
Other long-term liabilities                                                                  19,658      18,795
---------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                        230,789     356,403
===============================================================================================================

Commitments and contingencies (Note 9)
Shareholders' equity:
   Preferred stock, $0.01 par value; 10,000 shares authorized,
     no shares issued or outstanding                                                              -           -
   Common stock, $0.10 par value; shares authorized - 400,000;
     issued - 87,748 in 2003 and 86,555 in 2002                                               8,775       8,655
   Paid-in capital                                                                          374,929     345,426
   Retained earnings                                                                        429,779     287,787
   Accumulated other comprehensive loss, net                                                 (2,589)     (2,881)
   Treasury stock, at cost, 1,193 shares in 2003 and 1,065 shares in 2002                   (20,399)    (16,380)
---------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                               790,495     622,607
---------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                           $ 1,021,284   $ 979,010
===============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                 Accumulated
                                                                                                    Other
                                                                                                Comprehensive
                                         Comprehensive     Common      Paid-in      Retained        Loss,      Treasury
(In thousands)                              Income         Stock      Capital       Earnings         Net         Stock     Total
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                               $   8,209    $  256,744   $  147,626    $     (92)    $ (11,418) $401,069

Net income                               $    50,334             -             -       50,334            -             -    50,334
Change in fair value of derivatives,
   net of deferred taxes of $2,400            (3,635)            -             -            -       (3,635)            -    (3,635)
Translation adjustments                           92             -             -            -           92             -        92
                                         -----------
Comprehensive income                     $    46,791
                                         -----------
Restricted stock plans, net                                     14         2,530            -            -             -     2,544
Stock options exercised                                        222        26,377            -            -             -    26,599
Common stock redeemed                                            -             -            -            -        (2,176)   (2,176)
Stock purchased by employee benefit
trusts                                                           5            (5)           -            -        (1,972)   (1,972)
Tax benefit of stock options exercised                           -        11,966            -            -             -    11,966
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                   8,450       297,612      197,960       (3,635)      (15,566)  484,821
Net income                               $    89,827             -             -       89,827            -             -    89,827
Change in fair value of derivatives,
   net of deferred taxes of $503                 754             -             -            -          754             -       754
                                         -----------
Comprehensive income                     $    90,581
                                         -----------
Restricted stock plans, net                                     (9)        2,791            -            -             -     2,782
Stock options exercised                                        214        25,050            -            -             -    25,264
Common stock redeemed                                            -             -            -            -          (814)     (814)
Tax benefit of stock options exercised                           -        19,973            -            -             -    19,973
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                   8,655       345,426      287,787       (2,881)      (16,380)  622,607
Net income                               $   141,992             -             -      141,992            -             -   141,992
Change in fair value of derivatives,
   net of deferred taxes of $166                 249             -             -            -          249             -       249
Other                                             43             -             -            -           43             -        43
                                         -----------
Comprehensive income                     $   142,284
                                         -----------
Restricted stock plans, net                                      6         3,659            -            -             -     3,665
Stock options exercised                                        114        16,180            -            -             -    16,294
Common stock redeemed                                            -             -            -            -           (99)      (99)
Stock purchased by employee benefit
   trusts, net                                                   -            22            -            -        (3,920)   (3,898)
Tax benefit of stock options exercised                           -         9,642            -            -             -     9,642
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003                               $   8,775    $  374,929   $  429,779    $  (2,589)    $ (20,399) $790,495
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ChoicePoint 2003 Annual Report

(In thousands)
Year Ended December 31,                                                                     2003         2002          2001
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                             $ 141,992    $ 89,827     $  50,334
     Cumulative effect of change in accounting principle, net of tax                              -      24,416             -
     Income from discontinued operations, net of tax                                           (991)     (6,571)       (4,632)
     Gain on sale of discontinued operations, net of tax                                    (32,893)          -             -
-----------------------------------------------------------------------------------------------------------------------------
   Income from continuing operations                                                        108,108     107,672        45,702
-----------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net cash provided by continuing operations:
     Depreciation and amortization                                                           53,120      44,850        58,100
     Provision for other operating charges                                                   21,164       5,405        12,703
     Compensation recognized under employee stock plans, net                                  3,665       2,782         2,544
     Tax benefit of stock options exercised                                                   9,642      19,040        11,407
     Loss on sale of business, pretax                                                             -           -        10,853
     Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
        Accounts receivable, net                                                            (14,179)    (10,497)       (7,228)
        Other current assets                                                                  4,703       3,571       (10,491)
        Deferred income taxes                                                                 8,859      10,039         6,169
        Current liabilities, excluding debt                                                   6,007     (16,336)       (7,405)
        Other long-term liabilities, excluding debt                                          (6,802)     (7,812)       (1,607)
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by continuing operations                                                  194,287     158,714       120,747
-----------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by discontinued operations                                         (38,609)     10,036         6,844
Cash flows from investing activities:
   Acquisitions, net of cash acquired, and equity investment                                (93,567)   (186,990)     (154,259)
   Cash proceeds from sale of businesses                                                     87,000         650        49,000
   Additions to property and equipment, net                                                 (20,645)    (19,796)      (18,880)
   Additions to other assets, net                                                           (21,286)    (29,207)      (31,797)
-----------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                       (48,498)   (235,343)     (155,936)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Payments on Former Credit Facility                                                             -    (155,000)      (74,000)
   Payments on Credit Facility                                                             (153,000)    (40,000)            -
   Borrowings under Credit Facility                                                          58,000     135,000             -
   Borrowings under Former Credit Facility                                                        -           -        90,000
   Payments on Receivables Facility                                                         (35,000)          -             -
   Borrowings under Receivables Facility                                                          -      85,000             -
   Payments on other debt, net                                                                 (426)     (1,531)       (1,982)
   Purchases of stock held by employee benefit trusts, net                                   (3,898)          -        (1,972)
   Redemption of common stock                                                                   (99)       (814)       (2,176)
   Proceeds from exercise of stock options                                                   16,294      25,264        26,599
-----------------------------------------------------------------------------------------------------------------------------
Net cash (used) provided by financing activities                                           (118,129)     47,919        36,469
-----------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                        (10,949)    (18,674)        8,124
Cash and cash equivalents, beginning of year                                                 34,359      53,033        44,909
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                    $  23,410    $ 34,359     $  53,033
=============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ChoicePoint 2003 Annual Report

1 NATURE OF OPERATIONS

ChoicePoint Inc. (NYSE: CPS), a Georgia corporation ("ChoicePoint" or the "Company"), is the leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. Serving the needs of business, government, non-profit organizations and individuals, ChoicePoint works to create a safer and more secure society through the responsible use of information while ensuring the protection of personal privacy. For more information, visit the Company's Web site at www.choicepoint.com.

ChoicePoint's businesses are focused on three primary markets - Insurance Services, Business & Government Services and Marketing Services.

The Insurance Services group provides information products and services used in the underwriting and claims processes by property and casualty ("P&C") insurers. Major offerings to the personal lines P&C market include claims history data, motor vehicle records ("MVR"), police records, credit information and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software to the commercial insurance market. Prior to the divestiture in February 2003 (Note 4), ChoicePoint also provided property inspections and audits to the commercial insurance market.

The Business & Government Services group ("B&G") provides information products and services to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, non-profit organizations, small businesses, consumers and federal, state, and local government agencies. Major offerings include employment background screenings and drug testing administration services, public record searches, vital record services, credential verification, due diligence information, Uniform Commercial Code searches and filings, DNA identification services, authentication services and people and shareholder locator information searches.

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

The consolidated financial statements include the accounts of ChoicePoint and its subsidiaries. All material transactions and balances between entities included in the consolidated financial statements have been eliminated.

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

EARNINGS PER SHARE ("EPS") - In accordance with Statement of Accounting Standards ("SFAS") No. 128, "Earnings Per Share," the Company has computed basic and diluted EPS using the treasury stock method. Options outstanding to purchase approximately 2.5 million, 900,000, and 200,000 shares of common stock at December 31, 2003, 2002 and 2001, respectively, were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market prices of the Company's common shares during the applicable year (Note 7).

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

Marketing Services revenues are recognized when projects are completed and delivered and are billed in accordance with contractual terms. Software revenues for our Insurance Services segment are generated primarily by licensing software systems (consisting of software and maintenance support) and providing professional services. Perpetual software arrangements require significant customization and are recognized under the percentage of completion method based on the terms and conditions in the contract. Changes in estimates to complete and revisions in overall profit estimates are recognized in the period in which they are determined. Multi-year software license agreements are recognized ratably over the term of the agreement. Maintenance and support agreements are marketed under annual or multi-year agreements and are recognized ratably over the period covered by the agreements. Software-related professional services are recognized as the service is performed. Certain software revenues from our Marketing Services segment represent hosting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

arrangements. The revenues and certain up-front costs related to these hosting arrangements are recognized ratably over the term of the agreement.

The Company records certain revenue on a net basis. Motor vehicle records registry revenue (the fee charged by states for motor vehicle records) and other fixed costs that are passed on by ChoicePoint to its customers ("pass-through expense") are excluded from revenue and recorded as a reduction to cost of services in the consolidated financial statements. Pass-through expense was $597.6 million in 2003, $491.7 million in 2002 and $423.2 million in 2001.

During 2002, the Company began applying the consensus reached in Emerging Issues Task Force ("EITF") Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred" ("EITF 01-14"), which requires the presentation of reimbursed out-of-pocket expenses on a gross basis as revenues and expenses. As required, the Company reclassified prior periods presented to comply with the guidance in EITF 01-14. The application of EITF 01-14 had no impact on operating income, net income or earnings per share. Reimbursed materials, shipping and postage charges in the Company's Marketing Services segment for 2003, 2002 and 2001 amounting to $45.4 million, $38.5 million and $38.0 million, respectively, have been presented as revenues and expenses in the corresponding Consolidated Statements of Income.

STOCK OPTIONS - As of December 31, 2003, the Company has stock-based employee compensation plans (Note 7). The Company accounts for these stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB No. 25"). Accordingly, the Company does not recognize compensation cost in connection with these plans, as all options granted under these plans had an exercise price equal to the fair market value of ChoicePoint common stock on the date of grant. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensations," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. Furthermore, SFAS No. 148 requires more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The Company adopted SFAS No. 148 as of January 1, 2003 with respect to the disclosure requirements. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations. If the Company had elected to apply the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" to stock-based employee compensation, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table (in thousands, except per share information):

Year Ended December 31,                    2003        2002       2001
-----------------------------------------------------------------------
Net income, as reported                  $ 141,992   $ 89,827  $ 50,334
Deduct: Total
   stock-based employee
   compensation expense
   determined under fair value
   based method for stock
   option awards, net of
   related tax effects                      13,154     15,360     9,696
-----------------------------------------------------------------------
Pro forma net income                     $ 128,838   $ 74,467  $ 40,638
=======================================================================
Earnings per share:
Basic - as reported                      $    1.65   $   1.07  $   0.61
Basic - pro forma                             1.50       0.88      0.50
Diluted - as reported                    $    1.58   $   1.01  $   0.58
Diluted - pro forma                           1.45       0.85      0.47

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

Year Ended December 31,                  2003     2002    2001
----------------------------------------------------------------
Dividend yield                               0%       0%       0%
Expected volatility                         33%      33%      29%
Risk-free interest rate                    2.8%     4.4%     4.6%
Expected life in years                    4.23     4.77     6.53
Weighted average fair value
   of options granted                   $10.00   $14.31  $ 11.61

PROPERTY AND EQUIPMENT - Property and equipment at
December 31, 2003 and 2002 consisted of the following (in thousands):

December 31,                                                 2003        2002
--------------------------------------------------------------------------------
Land, buildings, and improvements                           $ 23,541    $ 30,824
Data processing equipment and furniture                      143,726     135,718
Less accumulated depreciation                               (110,299)   (100,321)
--------------------------------------------------------------------------------
                                                            $ 56,968    $ 66,221
================================================================================

The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to eight years for data processing equipment and eight to ten years for furniture.

GOODWILL - The Company accounts for acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase based on internal evaluations or independent third-party appraisals. Goodwill for acquisitions prior to July 1, 2001 was amortized on a straight-line basis over ten to 40 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," effective July 1, 2001 and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for the Company on January 1, 2002. SFAS No. 142 requires companies to cease amortizing goodwill that existed on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 is not amortized. SFAS No. 142 also broadens the criteria for recording intangible assets separate from goodwill and establishes a new method of testing goodwill impairment whereby goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As a result of the adoption of these accounting standards, certain intangibles were subsumed into goodwill and amortization of these assets and goodwill was discontinued effective January 1, 2002. Upon completion of our analysis for goodwill impairment in the second quarter of 2002 in accordance with the adoption of SFAS No. 142, ChoicePoint recorded a non-cash charge of $39.1 million ($24.4 million net of taxes) to reduce the carrying value of its goodwill retroactive to January 1, 2002. Such charge is reflected as a cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Income. In calculating the goodwill impairment charge, the fair value of the impaired reporting units was estimated using a discounted cash flow methodology. This impairment charge is due to increased competition and pricing pressures and relates primarily to the 1998 acquisition of EquiSearch Services, Inc. and the Internet business acquired as part of the DBT Online, Inc. merger in May 2000. The Company also completed its annual goodwill impairment reviews as of October 31, 2003 and October 31, 2002. No additional impairment charge was recorded as a result of these reviews.

A summary of the change in goodwill during the years ended December 31, 2003 and 2002, by business segment, is as follows:

                                         Net Goodwill at       Acquisitions                       NET GOODWILL AT
(In thousands)                         December 31, 2002      & Adjustments   Divestiture        DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------
Insurance                                  $ 45,659            $13,206         $(10,829)            $ 48,036
B&G                                         354,764             51,618                -              406,382
Marketing                                   178,185             12,569                -              190,754
------------------------------------------------------------------------------------------------------------------
Total                                      $578,608            $77,393         $(10,829)            $645,172
==================================================================================================================

                                         Net Goodwill at      Acquisitions                       Net Goodwill At
(In thousands)                          December 31, 2001    & Adjustments     Impairment       December 31, 2002
-----------------------------------------------------------------------------------------------------------------
Insurance                                   $ 35,220           $ 10,439         $      -            $ 45,659
B&G                                          264,788            124,985          (35,009)            354,764
Marketing                                    150,904             31,388           (4,107)            178,185
------------------------------------------------------------------------------------------------------------------
Total                                       $450,912           $166,812         $(39,116)           $578,608
==================================================================================================================

The 2001 results on a historical basis do not reflect the provisions of SFAS No.
142. Had ChoicePoint adopted SFAS No. 142 on January 1, 2001, the historical net income and basic and diluted EPS would have changed to the adjusted amounts indicated below for the years ended December 31:

(In thousands, except per share data)                                           2003             2002           2001
---------------------------------------------------------------------------------------------------------------------
Income before cumulative change in accounting principle                     $141,992         $114,243         $50,334
Goodwill amortization, net of taxes                                                -                -          13,242
---------------------------------------------------------------------------------------------------------------------
Adjusted income before cumulative change in accounting principle             141,992          114,243          63,576
---------------------------------------------------------------------------------------------------------------------
Cumulative change in accounting principle, net of tax                              -          (24,416)              -
---------------------------------------------------------------------------------------------------------------------
Adjusted net income                                                         $141,992         $ 89,827         $63,576
=====================================================================================================================

Basic EPS, income before cumulative change in accounting principle          $   1.65         $   1.36         $  0.61
Goodwill amortization                                                              -                -            0.16
---------------------------------------------------------------------------------------------------------------------
Adjusted EPS, income before cumulative change in accounting principle           1.65             1.36            0.77
---------------------------------------------------------------------------------------------------------------------
Cumulative change in accounting principle, net                                     -            (0.29)              -
---------------------------------------------------------------------------------------------------------------------
Adjusted basic EPS                                                          $   1.65         $   1.07         $  0.77
=====================================================================================================================

Diluted EPS, income before cumulative change in accounting principle        $   1.58         $   1.28         $  0.58
Goodwill amortization                                                              -                -            0.15
---------------------------------------------------------------------------------------------------------------------
Adjusted EPS, income before cumulative change in accounting principle           1.58             1.28            0.73
---------------------------------------------------------------------------------------------------------------------
Cumulative change in accounting principle, net                                     -            (0.27)              -
---------------------------------------------------------------------------------------------------------------------
Adjusted diluted EPS                                                        $   1.58         $   1.01         $  0.73
=====================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

OTHER ACQUISITION INTANGIBLE ASSETS - Other acquisition intangibles, excluding trademarks/tradenames totaling $3.5 million included in other intangible assets below, are being amortized on a straight-line basis over three to eleven years. Amortization expense was $9.5 million for 2003, $6.1 million for 2002 and $5.3 million for 2001. Estimated amortization expense for the next five years is $9.3 million for 2004, $8.6 million for 2005, $7.6 million for 2006, $7.0 million for 2007 and $5.4 million for 2008. Other Acquisition Intangible Assets at December 31, 2003 and 2002 consisted of the following:

                                                      2003                                        2002
                                                      ----                                        ----
                                                  Accumulated                                  Accumulated
       (In thousands)               Gross         Amortization         Net         Gross       Amortization      Net
---------------------------------------------------------------------------------------------------------------------
Customer relationships              $36,918        $ (7,288)         $29,630       $23,353      $ (3,404)     $19,949
Purchased data files                  2,107            (945)           1,162        14,815       (14,066)         749
Internally developed software        15,050         (11,210)           3,840        14,232        (9,264)       4,968
Non-compete agreements               10,141          (2,471)           7,670        11,767        (2,828)       8,939
Other intangible assets              12,187          (7,408)           4,779        11,300        (3,333)       7,967
---------------------------------------------------------------------------------------------------------------------
                                    $76,403        $(29,322)         $47,081       $75,467      $(32,895)     $42,572
=====================================================================================================================

Other Assets- Other assets at December 31, 2003 and 2002 consisted of the following (in thousands):

                  December 31,                                                                     2003        2002
---------------------------------------------------------------------------------------------------------------------
System development and other deferred costs, net                                                $  65,813    $ 70,504
Royalty patents, net                                                                                1,427       3,098
---------------------------------------------------------------------------------------------------------------------
                                                                                                $  67,240    $ 73,602
=====================================================================================================================

For the years ended December 31, costs of software developed for internal use of approximately $13.2 million in 2003, $19.3 million in 2002 and $24.9 million in 2001 were capitalized and are included in system development and other deferred costs. The amounts capitalized include certain direct costs, including independent contractor and payroll costs in accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." System development and other deferred costs are being amortized on a straight-line basis primarily over three to five years. Accumulated amortization was $59.3 million as of December 31, 2003 and $47.9 million as of December 31, 2002.

The Company owns a 62.5% interest in laser patent revenue relating to certain patents involving laser technology which expire between November 2004 and May 2005. Upon the expiration of the applicable patent, the Company loses its right to exclude others from exploiting the inventions claimed therein, and accordingly, the obligation of third parties to make royalty payments will cease.

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of other long-lived assets may warrant revision or may not be recoverable. When factors indicate that other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the other assets in measuring whether those assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair value on a discounted cash flow methodology. For the years ended December 31, 2003 and 2002, approximately $7.2 million and $5.4 million of other long-lived assets were written down to fair value and recognized as other operating charges, respectively (Note 10).

DEPRECIATION AND AMORTIZATION EXPENSE - Depreciation and amortization expense from continuing operations for 2003, 2002 and 2001 consisted of the following:

(In thousands)
Year Ended December 31,            2003       2002               2001
-----------------------------------------------------------------------
Property and equipment            $21,205    $19,366            $22,417
Goodwill                                -          -             17,070
Other acquisition intangibles       9,539      6,133              5,413
Royalty patents                     1,695      1,695              1,695
System development and
  other deferred costs             20,681     17,656             11,505
-----------------------------------------------------------------------
                                  $53,120    $44,850            $58,100
=======================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS - The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.

The tax payments made by ChoicePoint were approximately $81.8 million in 2003, $43.7 million in 2002 and $46.6 million in 2001. Interest paid on long-term debt totaled $3.1 million in 2003, $8.5 million in 2002 and $10.0 million in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

In 2003, 2002 and 2001, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows

    (In thousands)
Year Ended December 31,             2003       2002        2001
------------------------------------------------------------------
Fair value of assets acquired     $102,779   $ 201,058   $ 181,570
Cash paid for acquisitions          94,644     192,582     157,348
------------------------------------------------------------------
Liabilities assumed               $  8,135   $   8,476   $  24,222
==================================================================

FINANCIAL INSTRUMENTS AND DERIVATIVES - The Company's financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates.

The Company's derivative financial instruments are accounted for under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, which was adopted by the Company effective January 1, 2001. The effect of such adoption was not material. Such derivatives at December 31, 2003 and 2002 consist of interest rate swap agreements (Note 5) entered into to limit the effect of changes in LIBOR (a benchmark interest rate) on the Company's LIBOR-based payments, including the synthetic leases. Amounts currently due to or from interest rate swap counterparties are recorded in expense in the period in which they accrue. The Company measures all derivatives at fair value and recognizes them in the Consolidated Balance Sheet as an asset or liability, depending on ChoicePoint's rights or obligations under the applicable derivative contract. ChoicePoint's only derivative instruments are swap agreements which have been designated as cash flow hedges to hedge the variability in expected future interest payments on a portion of the Company's LIBOR-based payments and, as such, the effective portions of changes in fair value are reported in cumulative other comprehensive loss and are subsequently reclassified into earnings when the hedged item affects earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting treatment. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements was a liability of $4.4 million as of December 31, 2003 and a liability of $4.8 million at December 31, 2002.

OTHER NEW ACCOUNTING PRONOUNCEMENTS - In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. On an interim and annual basis, the liability is adjusted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss may be incurred based on the remaining balance. The adoption of this standard in 2003 did not have a material impact on the Company's operating results or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. The FASB bases the accrual of an exit or disposal cost on the existence of a liability that constitutes an "obligation" both legally and socially as defined under FASB Statement of Concept No. 6. SFAS No. 146 is effective for disposal activities initiated after December 31, 2002. The adoption of this standard in 2003 did not have a material effect on the Company's operating results or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guaranty, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002. The initial recognition and measurement provisions of FIN 45 were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this standard did not have a material impact on the Company's operating results or financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's results of operations and financial position because all multiple deliverable arrangements are being accounted for under SOP 97-2, "Software Revenue Recognition."

In January 2003, the FASB issued FIN 46, which addresses consolidation of business enterprises of variable interest entities ("VIE") and requires companies with a controlling financial interest in a VIE to include the assets, liabilities and results of activities of the VIE in the consolidated financial statements of the company. FIN 46 was effective immediately for VIEs created after January 31, 2003 and was effective for the quarter ending June 30, 2003 for all VIEs that existed prior to January 31, 2003. The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. During the second quarter of 2003, the Company modified its $48 million synthetic lease to, among other things, continue to qualify for off-balance sheet treatment in accordance with the provisions of FIN 46 (Note 5). In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 ("FIN 46-R"). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company is currently evaluating the impact of adopting FIN 46-R.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 also amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material impact on the Company's results of operations and financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have a material effect on the Company's results of operations or financial position.

In December 2003, the FASB issued a revision to SFAS No. 132, "Employers' Disclosures About Pensions and Other Post Retirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans to provide additional information so that users can develop a clearer picture regarding the status and health of a company's plan. Certain of the provisions of SFAS No. 132 are effective for fiscal years ending on or after December 15, 2003, and have been adopted by the Company (see Note 8).

4 ACQUISITIONS AND DIVESTITURES

ACQUISITIONS - During 2003, 2002 and 2001, the Company acquired either stock or assets of the following businesses:

                                                               Date
Business                                                     Acquired
-------------------------------------------------------------------------
CITI NETWORK, Inc.
   d/b/a Applicant Screening and Processing                October 2003
Bridger Systems, Inc.                                      September 2003
insuranceDecisions, Inc.                                   September 2003
TML Information Services, Inc.                             August 2003
Identico Systems, LLC                                      July 2003
Mortgage Asset Research Institute, Inc.                    June 2003
The List Source, Inc.
   d/b/a Kramer Lead Marketing Group                       January 2003
National Data Retrieval, Inc.                              January 2003
Accident Report Services, Inc.                             December 2002
Vital Chek Network, Inc.                                   December 2002
Resident Data, Inc.                                        October 2002
L&S Report Service, Inc.                                   July 2002
Total eData Corporation                                    April 2002
Experian Information Solutions, Inc.
   (marketing and list extraction
   and reporting businesses)                               January 2002
Marketing Information & Technology, Inc.                   July 2001
Pinkerton's, Inc. (pre-employment and
   drug testing businesses)                                July 2001
The Bode Technology Group, Inc.                            April 2001
National Medical Review Offices, Inc.                      April 2001
Insurity Solutions, Inc.                                   March 2001
BTi Employee Screening Services, Inc.                      February 2001
ABI Consulting, Inc.                                       February 2001
-------------------------------------------------------------------------

The acquisitions above were accounted for as purchases, and the results of operations from these acquisitions are included in ChoicePoint's consolidated results from the date acquired.

In 2003, the Company acquired National Data Retrieval, Inc., one of the nation's leading providers of public records information for bankruptcies, civil judgments, and federal and state tax liens based in Alpharetta, Georgia; The List

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

Source, Inc. d/b/a/ Kramer Lead Marketing Group, a marketing company servicing the life and health insurance and financial services markets based in Dallas, Texas; Mortgage Asset Research Institute, Inc., which operates databases that help monitor and identify fraud, misrepresentation and misconduct in the mortgage industry based in Reston, Virginia; Identico Systems, LLC, a real-time provider of customer identity verification via face-to-face transactions at the point of sale based in Nashua, New Hampshire; CITI NETWORK, Inc. d/b/a Applicant Screening and Processing, a tenant screening company based in Orlando, Florida and certain assets of TML Information Services, Inc., a provider of MVRs in the insurance industry based in Forest Hills, New York; Bridger Systems, Inc., which assists customers with their compliance of OFAC, USA PATRIOT Act and other requirements based in Bozeman, Montana and insuranceDecisions, Inc., a provider of full service claims administration applications to the insurance industry based in Ridgefield, Connecticut. These acquisitions extend ChoicePoint's current product and service offerings in Insurance Services, Marketing Services and B&G.

2003 acquisitions had an aggregate purchase price of $94.6 million which was paid in cash, $77.4 million was allocated to goodwill, substantially all of which is expected to be fully deductible for tax purposes, and $20.0 million to other acquisition intangible assets as follows based on preliminary allocations:

                                                              Weighted
                                                               Average
                                                            Amortization
(In thousands)                         Amount                   Period
-----------------------------------------------------------------------------
Customer relationships                $ 16,380                   4 to 7 years
Purchased data files                     1,529                   5 to 9 years
Software                                 1,018                        5 years
Patents                                    688                       11 years
Trademark/tradename                        200          indefinite life asset
Noncompete agreements                      190                   4 to 5 years
-----------------------------------------------------------------------------
                                      $ 20,005
=============================================================================

On December 2, 2002, ChoicePoint acquired 100 percent of the outstanding common stock of Vital Chek Network, Inc. and Vital Chek Network of Canada, Inc. (collectively, "VitalChek"). The results of VitalChek's operations have been included in the consolidated financial statements since that date. VitalChek has been assigned to the B&G segment. VitalChek is a provider of proprietary technology and data management services that facilitate the remote ordering of certified birth, death, marriage, and divorce certificates, and is based in Nashville, Tennessee. As a result of the acquisition, ChoicePoint extended its current product and services offerings that help verify a person's identity to include the birth certificates that often begin the process.

The purchase price was $120.0 million in an initial cash payment with an additional earnout ending June 30, 2006 if VitalChek exceeds certain financial targets. As of December 31, 2003, no additional earnouts had been paid. The following table summarizes the fair values of assets acquired and liabilities assumed (in thousands):

Current assets                                 $     4,231
Property, plant and equipment, net                   1,176
Goodwill                                           105,184
Other acquisition intangible assets                 12,300
Other assets                                           765
----------------------------------------------------------
   Total assets acquired                           123,656
----------------------------------------------------------
Current liabilities                                  3,045
Other long-term liabilities                            611
----------------------------------------------------------
   Total liabilities assumed                         3,656
----------------------------------------------------------
   Net assets acquired                         $   120,000
==========================================================

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

The Company's unaudited pro forma combined historical results as of December 31, as if VitalChek had been acquired at the beginning of 2002 and 2001, respectively, are estimated to be:

(In thousands, except per
share information)                                       2002          2001
------------------------------------------------------------------------------
Revenue                                               $ 751,196      $ 658,044
Income from continuing operations                       107,049         40,364
Income before cumulative effect
   of change in accounting principle                    113,620         44,996
Net income                                               89,204         44,996
EPS, basic                                            $    1.06      $    0.55
EPS, diluted                                          $    1.00      $    0.52

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

Excluding VitalChek, 2002 acquisitions had an aggregate purchase price of $72.6 million which was paid in cash, $59.8 million was allocated to goodwill, of which $30.9 million is expected to be fully deductible for tax purposes, and $9.9 million to other acquisition intangible assets as follows based on preliminary allocations:

                                                                     Weighted
                                                                       Average
                                                                    Amortization
(In thousands)                                Amount                   Period
-------------------------------------------------------------------------------------
Internally developed software               $ 1,500                           3 years
Trademark/tradename                           1,300             indefinite life asset
Customer relationships                        7,081                           5 years
-------------------------------------------------------------------------------------
                                            $ 9,881
=====================================================================================

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

The allocation of purchase price to the assets and liabilities of certain acquisitions is preliminary and subject to change based on the resolutions of pre-acquisition contingencies. The remaining accrual of $2.9 million as of December 31, 2003 for transaction costs related to the above acquisitions, will primarily be used for future payments under lease terminations and related office closure expenses. Certain of these acquisitions are subject to contingent payment agreements based on revenue and operating profit goals over the next two to three years. The Company will record goodwill related to these contingent payment agreements as goals are met and payments are reasonably estimable and probable.

The pro forma effect of 2003, 2002 and 2001 purchased acquisitions, other than VitalChek, is not material individually or in the aggregate to the consolidated financial statements.

DIVESTITURES - In February 2003, the Company sold its CP Commercial Specialists ("CPCS") business to New Mountain Capital, L.L.C. for $87.0 million in cash. The sale of CPCS was the culmination of ChoicePoint's efforts to exit the highly manual, labor-intensive businesses that characterized the Company in its early days and focus on data and technology intensive solutions. CPCS is reported as a discontinued operation for all periods presented in the accompanying consolidated financial statements, and the operating results of CPCS through February 28, 2003, the date of sale, are reflected separately from the results of continuing operations. The gain on sale of CPCS is approximately $32.9 million net of taxes and includes transaction expenses of $9.4 million, which includes investment banker fees and severance and retention benefits. Summarized operating results and gain on sale for the two months ended February 28, 2003 and the years ended December 31, 2002 and December 31, 2001 are as follows:

                                       TWO MONTHS           Year             Year
                                         ENDED             Ended            Ended
                                      FEBRUARY 28,      December 31,     December 31,
(In thousands)                           2003              2002             2001
-------------------------------------------------------------------------------------
Total revenue                         $     11,234      $     62,239     $     53,319
=====================================================================================
Income from
   operations before
   income taxes                       $      1,609      $     10,710     $      8,194
Provision for
   income taxes                                618             4,139            3,562
-------------------------------------------------------------------------------------
Income from
   discontinued
   operations, net of tax             $        991      $      6,571     $      4,632
=====================================================================================
Gain on sale of
   discontinued
   operations                         $     61,201      $          -     $          -
Provision for
   income taxes                             28,308                 -                -
-------------------------------------------------------------------------------------
Gain on sale
   of discontinued
   operations, net of tax             $     32,893      $          -     $          -
=====================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

In August 2001, the Company sold its laboratory services business for approximately $49.0 million and retained certain assets. The results of this business historically had been included in the Insurance Services business segment. Operating segment results have been restated for all periods to reflect the sale of this line of business (see Note 11). Consolidated operating income for the year ended December 31, 2001 includes a $10.9 million pretax loss on the sale, which includes transaction-related costs of $6.9 million, including severance and retention commitments for approximately 170 employees. Net income for the year ended December 31, 2001 includes a $21.4 million (including tax expense of $10.5 million) after-tax loss on the sale of this line of business.

5 DEBT AND OTHER FINANCING

Long-term debt at December 31, 2003 and 2002 was as follows:

(In thousands)
December 31,                            2003        2002
-----------------------------------------------------------
Credit Facility                      $       -    $  95,000
Receivables Facility                    50,000       85,000
Other long-term debt                     1,970        2,100
Capital leases                              59          346
-----------------------------------------------------------
                                        52,029      182,446
Less current maturities                (50,194)     (85,387)
-----------------------------------------------------------
                                     $   1,835    $  97,059
===========================================================

On May 10, 2002, ChoicePoint entered into a $325 million unsecured revolving credit facility (the "Credit Facility") with a group of banks that extends through a termination date of May 2005 and bears interest at variable rates based on LIBOR plus an applicable margin. The applicable margins range from ..475% to 1.2% per annum based on ChoicePoint's leverage ratio. The average interest rate based on the terms of the Credit Facility at December 31, 2003 was 1.6% and 2.0% at December 31, 2002. Prior to May 10, 2002, the Company had a $250 million unsecured revolving credit facility (the "Former Credit Facility") with a group of banks.

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

In July 2001, the Company and certain of its subsidiaries entered into an agreement (the "Receivables Facility") with a financial institution whereby it may sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The Receivables Facility permits the advance of up to $100 million on the sale of accounts receivable, may be extended in one-year terms and has been extended through June 2004. Due to certain contractual removal-of-accounts provisions, the Receivables Facility has been recorded as an on-balance sheet financing transaction in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company believes the Receivables Facility provides a low cost of financing and is an additional source of debt capital with diversification from other alternatives. Net proceeds from the Receivables Facility were $50.0 million at December 31, 2003 and $85.0 million at December 31, 2002. The average interest rate based on the terms of the Receivables Facility at December 31, 2003 was approximately 1.5%.

In 1997, the Company entered into a $25 million synthetic lease agreement for the Company's headquarters building. Under the synthetic lease agreement, a third-party lessor purchased the property, paid for the construction and leased the building to the Company. In 2001, the Company entered into another synthetic lease agreement for up to $48 million to finance the construction of its new data center facility. Both leases expire in 2007, at which time the Company has the following options for each lease: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the properties, ChoicePoint must guarantee the lessor 80% to 85% of the original cost.

The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $67.3 million at December 31, 2003 and $54.3 million at December 31, 2002 and the Company would have recorded additional depreciation expense for the year ended December 31 of approximately $1.7 million in 2003 ($1.0 million after tax) and $800,000 in both 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report

At December 31, 2003, ChoicePoint had four interest rate swap agreements (the "Swap Agreements") outstanding that reduce the impact of changes in the benchmark interest rate (LIBOR) on its LIBOR-based payments on the synthetic leases. One interest rate swap agreement has a notional amount of $25 million and matures in August 2007. The other three interest rate swap agreements have a total notional amount of $42 million, became effective May 2003 and mature in August 2007. These Swap Agreements involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. ChoicePoint has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on $67 million of borrowings. The Company had a fifth interest rate swap agreement to reduce the impact of changes in the benchmark interest rate (LIBOR) on $125 million of borrowings. This swap agreement was also designated as a cash flow hedge and expired in August 2002. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties.

Scheduled maturities of long-term debt subsequent to December 31, 2003 are as follows: $50.2 million in 2004, $150,000 in 2005, $155,000 in 2006, $160,000 in
2007, $170,000 in 2008 and $1.2 million thereafter.

6 INCOME TAXES

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

(In thousands)
Year Ended December 31,                  2003         2002          2001
--------------------------------------------------------------------------
Current:
   Federal                             $ 78,029     $ 55,306      $ 51,304
   State                                  9,792        5,791         3,827
   Foreign                                    -            -           256
--------------------------------------------------------------------------
                                         87,821       61,097        55,387
--------------------------------------------------------------------------
Deferred:
   Federal                                8,008       (4,744)        1,979
   State                                    488          164         1,313
   Foreign                                    -            -             8
--------------------------------------------------------------------------
                                          8,496       (4,580)        3,300
--------------------------------------------------------------------------
Total                                  $ 96,317     $ 56,517      $ 58,687
==========================================================================

The provision for income taxes is based upon income before income taxes, as follows:

(In thousands)
Year Ended December 31,               2003            2002           2001
---------------------------------------------------------------------------
United States                      $ 238,309      $  146,344      $ 108,429
Foreign                                    -               -            592
---------------------------------------------------------------------------
                                   $ 238,309      $  146,344      $ 109,021
===========================================================================

The provision for income taxes is reconciled with the federal statutory rate, as follows:

Year Ended December 31,                         2003            2002           2001
-----------------------------------------------------------------------------------
Federal statutory rate                          35.0%           35.0%          35.0%
State and local taxes,
   net of federal tax benefit                    2.3             2.4            2.3
Tax effect resulting
   from foreign activities                         -               -            0.1
Goodwill amortization                              -               -            1.5
Other operating charges                            -               -           14.1
Other                                            1.1             1.0            1.7
-----------------------------------------------------------------------------------
Effective rate for continuing
operations                                      38.4            38.4           54.7
-----------------------------------------------------------------------------------
Effective rate impact from
discontinued operations                          2.0               -           (0.9)
-----------------------------------------------------------------------------------
Effective rate impact for
cumulative change in
accounting principle                               -             0.2              -
-----------------------------------------------------------------------------------
Overall effective rate                          40.4%           38.6%          53.8%
===================================================================================

Components of the Company's deferred income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

(In thousands)
December 31,                                                  2003           2002
-----------------------------------------------------------------------------------
Deferred income tax assets:
   Postretirement benefits                                 $  13,109      $  15,682
   Reserves and accrued expenses                               9,281          7,515
   Employee compensation programs                             10,149          7,179
   Goodwill                                                    2,896         14,700
   Other                                                      24,015          6,773
-----------------------------------------------------------------------------------
                                                              59,450         51,849
-----------------------------------------------------------------------------------
Deferred income tax liabilities:
   Purchased software, data files,
     technology, and other assets                            (27,400)       (14,000)
   Depreciation                                               (5,130)        (3,576)
   Deferred expenses                                         (11,659)        (9,820)
   Other                                                      (5,230)        (5,224)
-----------------------------------------------------------------------------------
                                                             (49,419)       (32,620)
-----------------------------------------------------------------------------------
Net deferred income tax assets                             $  10,031      $  19,229
===================================================================================

NOTES TO CONSOLIDATED FINANCIAL INFORMATION CONTINUED
Choicepoint 2003 Annual Report


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

STOCK OPTIONS - On April 29, 2003, the shareholders of the Company approved the ChoicePoint Inc. 2003 Omnibus Incentive Plan ("2003 Plan"). The 2003 Plan provides for 3,500,000 shares of common stock that may be issued or equivalents paid with respect to awards made under the plan. The ChoicePoint Inc. 1997 Omnibus Stock Incentive Plan (the "Omnibus Plan") authorizes grants of stock options, stock appreciation rights, restricted stock, deferred shares, performance shares, and performance units for an aggregate of 20 million shares of ChoicePoint common stock. The Omnibus Plan requires options be granted at the fair market value of the underlying stock at the date of grant, except the options granted as replacement options under the prior Equifax equity-based plans, with a maximum term of ten years. In 2003, options for 1.6 million shares were granted at fair market value of the underlying stock under these two plans with a weighted average option price of $33.56.

A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows (shares in thousands):


                                           2003                        2002                           2001
                                 -------------------------    -------------------------     -------------------------
December 31,                      Shares        Avg. Price      Shares       Avg. Price      Shares        Avg. Price
                                 -----------    ----------    -----------    ----------     -----------    ----------

Balance, beginning of year         12,260         $21.44         11,840         $15.31         11,986         $12.56
Granted                             1,571          33.56          2,946          40.04          2,554          26.39
Canceled/forfeited                   (547)         32.24           (327)         32.49           (580)         19.64
Exercised                          (1,163)         14.71         (2,199)         11.67         (2,120)         11.89
                                   ------         ------         ------         ------         ------         ------
Balance, end of year               12,121         $23.17         12,260         $21.44         11,840         $15.31
                                   ------         ------         ------         ------         ------         ------
Exercisable at end of year          7,128         $14.97          7,285         $13.82          6,699         $11.20
                                   ======         ======         ======         ======         ======         ======

The following table summarizes information about stock options outstanding at December 31, 2003 (shares in thousands):


                                          Options Outstanding                         Options Exercisable
                                 ----------------------------------------------      -----------------------
                                             Weighted Average                                       Weighted
                                               Remaining            Weighted                         Average
                                            Contractual Life         Average                        Exercise
Range of Exercise Prices         Shares        in Years          Exercise Price      Shares          Price
------------------------         ------     -----------------    --------------      ------         --------

$ 0.001 - $13.340                3,122             3.2               $ 8.46          3,122           $ 8.46
$13.341 - $17.788                1,571             4.8                14.01          1,571            14.01
$17.789 - $22.235                1,257             5.6                19.13          1,131            19.14
$22.236 - $26.682                1,739             6.9                25.98            847            25.96
$26.683 - $35.576                1,889             8.5                32.49            303            28.75
$35.577 - $40.630                1,614             8.0                38.71            152            38.68
$40.631 - $50.000                  929             8.3                42.40              2            42.80

On a periodic basis, certain key officers, employees and directors of ChoicePoint are granted restricted stock under the Omnibus Plan and 2003 Plan. As of December 31, 2003, 154,000 restricted shares were outstanding. The compensation cost charged against income for restricted stock was $5.4 million in 2003, $5.9 million in 2002, and $5.9 million in 2001.

The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. See Note 3 for the pro forma effect if the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report


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

GRANTOR TRUSTS - ChoicePoint has established two grantor trusts totaling $18.4 million. The funds in the grantor trusts are used to purchase ChoicePoint common stock in the open market as previously approved by the board of directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $17.3 million have been used to purchase
1.1 million shares of ChoicePoint common stock, which are reflected as treasury stock, at cost, in the December 31, 2003 balance sheet. Cash remaining in the grantor trusts of approximately $1.1 million at December 31, 2003 and $3.1 million at December 31, 2002 are included in cash and cash equivalents in the accompanying consolidated balance sheets.

TREASURY STOCK - In addition to the common stock held in the grantor trusts, in accordance with the terms of the awards, ChoicePoint redeemed 2,800 shares of common stock in 2003 and 24,000 shares in 2002 at market price in consideration of the minimum tax obligations for restricted stock vestings at a total cost of $99,000 in 2003 and $814,000 in 2002.

8        EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN - ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 25% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee's contributions. The match made on eligible employee contributions was 61% for 2003, 64% for 2002 and 55% in 2001. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. DBT had a 401(k) plan which was frozen effective December 31, 2000. All eligible DBT employees were able to contribute to the ChoicePoint 401(k) plan effective January 1, 2001. The expense for the 401(k) profit sharing plan was $3.3 million in 2003, $4.8 million in 2002 and $4.8 million in 2001.

As a result of the Spinoff, ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The expense recognized and amounts contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan was $1.5 million in 2003, and $1.7 million in both 2002 and 2001.

DEFERRED COMPENSATION PLAN - ChoicePoint offers deferred compensation plans to directors and certain officers of the Company. Under these plans, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The corresponding deferred compensation liability is recorded at the current fair value of the individual's investment elections and any changes are recorded as expense in the period incurred. As of December 31, 2003 and 2002, related to these plans, the Company has recorded a liability of $17.7 million and $17.3 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report


POSTRETIREMENT BENEFITS - As a result of the Spinoff, the Company agreed to provide certain retiree health care and life insurance benefits for a defined group of eligible employees. No additional members have been added to this group since the Spinoff. Health care and life insurance benefits are provided through a trust. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee, net of the estimated amount of participant contributions. These postretirement benefit plans are unfunded. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with the Company's expressed intent to increase retiree contributions equal to a percentage of health care cost increases. ChoicePoint uses December 31 as the measurement date for these plans.

The following table presents a reconciliation of the changes in the plan's benefit obligations and fair value of assets at December 31, 2003 and 2002:


(In thousands)
December 31,                                                  2003                 2002
                                                            --------             --------

Change in benefit obligation:
  Obligation at beginning of year                           $ 33,176             $ 32,737
  Service cost                                                    51                  158
  Interest cost                                                2,108                2,338
  Actuarial loss                                              10,685                4,187
  Benefit payments, net of
    participant contributions                                 (5,673)              (6,244)
                                                            --------             --------
  Obligation at end of year                                   40,347               33,176
                                                            --------             --------
Change in plan assets:
  Fair value of plan assets at beginning of year                  --                   --
  Employer contributions                                       5,673                6,244
  Benefit payments                                            (5,673)              (6,244)
                                                            --------             --------
  Fair value of plan assets at end of year                        --                   --
                                                            --------             --------
Funded status:
  Funded status at end of year and
    net amount recognized                                    (40,347)             (33,176)
  Unrecognized prior service cost                             (1,117)              (2,719)
  Unrecognized loss (gain)                                     5,649               (5,107)
                                                            --------             --------
  Net amount recognized                                      (35,815)             (41,002)
  Less current portion                                        (5,000)              (3,600)
                                                            --------             --------
  Accrued benefit cost                                      $(30,815)            $(37,402)
                                                            ========             ========


The current portion is included in other current liabilities in the accompanying consolidated balance sheets.

Net periodic postretirement benefit expense (income) includes the following components:


(In thousands)
Year Ended December 31,                        2003                 2002               2001
                                              -------             -------             -------

Service cost                                  $    51             $   158             $   394
Interest cost on accumulated
  benefit obligation                            2,108               2,338               2,831
Amortization of prior service cost               (583)             (1,066)             (1,847)
Amortization of losses                            (71)             (1,047)               (371)
Curtailment gain                               (1,020)                 --                (712)
                                              -------             -------             -------
Net periodic postretirement
  benefit expense                             $   485             $   383             $   295
                                              =======             =======             =======

In 2003 and 2001, the Company recognized curtailment gains due to the sales of CPCS and the laboratory services business (Note 4).

The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:


Year Ended December 31,                          2003                 2002                 2001
                                                 -----               -----                ----

Discount rate used to determine
  accumulated postretirement
  benefit obligation
  at December 31                                  5.75%               6.75%               7.50%
Initial health care cost trend rate              12.33%              13.38%               9.27%
Ultimate health care cost trend rate              5.50%               5.50%               5.00%
Year ultimate health care cost
  trend rate reached                              2012                2012                2007

Assumed health care trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate were changed by 1% for all future years, the accumulated postretirement benefit obligation ("APBO") as of December 31, 2003 would have been impacted as follows:


                                   1-Percentage             1-Percentage
(In thousands)                    Point Increase           Point Decrease
                                  --------------           --------------
Effect on total APBO                   $975                     $(854)
Effect on total service
  cost plus interest cost                69                       (61)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report


The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

In connection with the VitalChek acquisition, as of December 31, 2002 the Company had a defined benefit pension plan which covered substantially all of the permanent employees of VitalChek and was terminated by the Company effective January 31, 2003.

9        COMMITMENTS AND CONTINGENCIES

LEASES - The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $17.3 million in 2003, $19.2 million in 2002, and $19.4 million in 2001. Included in the operating leases are two synthetic lease agreements (Note 5). The Company has accounted for these synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic leases, assets and debt would have increased by $67.3 million at December 31, 2003 and the Company would have recorded additional depreciation expense of $1.7 million in 2003.

Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases and assuming the utilization of the full notional amount under the synthetic leases, are as follows as of December 31, 2003:

(In thousands)
Year                           Amount
------------                  --------
2004                           $15,870
2005                            13,468
2006                            10,110
2007                             5,909
2008                             2,435
Thereafter                      10,437
                               -------
                               $58,229
                               =======

CHANGE IN CONTROL PROVISIONS IN EMPLOYMENT AGREEMENTS - The Company has entered into employment agreements with certain officers to provide severance pay and benefits in the event of a "change in control" of ChoicePoint. At December 31, 2003, the maximum contingent liability under the agreements or plans was approximately $63.3 million. In addition, the Company's restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested in the event of a change in control.

LITIGATION - A class action lawsuit against the Company was filed in the United States District Court for the Middle District of Florida on May 30, 2003 (last styled Russell V. Rosen and Rabbi Joel Levine et al. v. ChoicePoint Inc.) alleging violations of the federal Driver's Privacy Protection Act ("DPPA"). The plaintiffs recently dismissed this case against all defendants. Three ChoicePoint entities have been added as defendants in a similar complaint filed in the United States District Court for the Southern District of Florida (styled Fresco, et al. v. Automotive Directions Inc., et al.). Additionally, Russell V. Rosen and Rabbi Joel Levine have been added as plaintiffs in this case. The complaints allege that the Company has obtained, disclosed and used information obtained from the Florida Department of Highway Safety and Motor Vehicles ("Florida DHSMV") in violation of the DPPA. The plaintiffs seek to represent classes of individuals whose personal information from Florida DHSMV records has been obtained, disclosed and used for marketing purposes or other allegedly impermissible uses by ChoicePoint without the express written consent of the individual. A number of the Company's competitors have also been sued in the same or similar litigation in Florida.

In addition, on July 10, 2003, a plaintiff filed a class action lawsuit against the Company in the United States District Court for the Eastern District of Louisiana (styled Betty D. Russell v. ChoicePoint Services, Inc.) that alleges substantially similar violations of the DPPA. The plaintiff sought to represent a national class of all individuals whose information the Company has obtained from motor vehicle records and a subclass of all individuals domiciled in Louisiana whose information the Company has obtained from motor vehicle records in Louisiana. ChoicePoint filed a Motion to Dismiss. The Court granted such motion in part and denied in part.

Each of these complaints seeks certification as a class action, compensatory damages, attorney's fees and costs, and injunctive and other relief. The Company intends to defend against these actions vigorously. While the ultimate resolution of these cases cannot presently be determined, an unfavorable outcome in any of these cases could have a material adverse effect on the Company's financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report


ChoicePoint also is involved in other litigation from time to time in the ordinary course of its business. The Company provides for estimated legal fees and settlements relating to pending lawsuits when they are probable and reasonably estimable. The Company does not believe that the outcome of any such pending or threatened litigation in the ordinary course of business will have a material adverse effect on the financial position or results of operations of ChoicePoint. However, as is inherent in legal proceedings where issues may be decided by finders of fact, there is a risk that unpredictable decisions adverse to the Company could be reached.

10       OTHER OPERATING CHARGES

The Company recorded other operating charges of $30.9 million in 2003, $7.3 million in 2002 and $17.9 million in 2001. The categories of costs incurred and the accrued balances at December 31, 2003 are summarized below:


                                       Remaining Accrual at        2003              2002                2001
(In thousands)                           December 31, 2003       Expense            Expense             Expense
                                       ---------------------     -------            -------            -------

Asset impairments                             $    --            $21,350            $ 2,985            $12,693
Personnel-related merger costs                     --                 --                 --              1,832
Other merger integration costs                     --                 --                 --              2,433
Write down of minority investments                 --                 --              2,370                 --
Nonmerger severance                             1,562              4,354                567                838
Other one-time charges                          3,964              5,238              1,420                 69
                                              -------            -------            -------            -------
                                              $ 5,526            $30,942            $ 7,342            $17,865
                                              =======            =======            =======            =======

During the year ended December 31, 2003, the Company recorded other operating charges of $30.9 million ($19.1 million net of taxes) as a result of the realignment of our technology infrastructure and operations following the divestiture of our CPCS business, the transition to our new data center, the further consolidation of some of our public records and workplace solutions operations, and the re-engineering of certain of our direct marketing businesses. This charge included asset impairments of $21.4 million primarily related to closed facilities or abandoned technology in the realignment and re-engineering, $4.4 million in severance and termination benefits, and $5.2 million of abandoned lease (net of estimated sublease income where applicable) and other contractual commitments that are expected to be satisfied at various dates through August 2008. During the second quarter of 2002, the Company recorded an unusual item charge of $7.3 million. This charge included a write-down of minority investments in start-up companies of $2.4 million, asset impairments of technology initiatives of $3.0 million, $0.6 million in severance and termination benefits, and $1.4 million of expenses primarily related to the closure of two facilities and remaining obligations. In the first quarter of 2001, the personnel-related costs of $1.8 million consisted primarily of stay bonuses for services rendered through March 31, 2001 and severance and termination benefit costs primarily related to the integration of the two public records platforms and related sales and marketing departments. Other merger integration costs of $2.4 million consisted primarily of data contract and lease exit costs. Asset impairments of $12.7 million primarily reflected the write-down of equipment and other long-lived assets deemed to be impaired based on the integration plan for the two public records platforms finalized in the first quarter of 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report


11       SEGMENT DISCLOSURES

During 2002, ChoicePoint reorganized its product lines into three reportable segments: Insurance Services ("Insurance"), Business & Government Services ("B&G") and Marketing Services ("Marketing") because of a change in managerial and operational reporting responsibilities and due to recent acquisitions within the Marketing Services business unit. Historical information in the following tables has been reclassified to conform to the current presentation. See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Substantially all of the Company's operations are located in the United States, and no one customer represents more than 10% of total operating revenue.


                                       DECEMBER 31, 2003          December 31, 2002                December 31, 2001
                                     ----------------------     ----------------------     ------------------------------------
                                                                                                                      Unaudited
                                                                                                                      Pro forma
                                                  OPERATING                   Operating                 Operating     Operating
(In thousands)                        REVENUE       INCOME       Revenue       Income       Revenue       Income       Income(b)
                                     ---------    ---------     ---------    ---------     ---------    ---------     ---------

Insurance                            $ 309,124    $ 172,518     $ 270,282    $ 144,639     $ 227,727    $ 119,407     $ 120,507
B&G                                    339,483       71,080       308,761       69,424       267,409       45,089        56,203
Marketing revenue from products
  and services                          96,642       21,849       105,833       32,866        76,461       22,185        26,391
Reimbursable expenses                   45,395           --        38,520           --        38,028           --            --
                                     ---------    ---------     ---------    ---------     ---------    ---------     ---------
Marketing                              142,037       21,849       144,353       32,866       114,489       22,185        26,391
                                     ---------    ---------     ---------    ---------     ---------    ---------     ---------
Royalty (Note 3)                         5,102        2,068         5,855        3,326         6,808        4,400         4,400
Divested and discontinued                   --           --            72         (206)       24,243       (1,771)         (968)
Corporate and shared(a)                     --      (58,013)           --      (60,185)           --      (49,278)      (49,278)
Other operating charges (Note 10)           --      (30,942)           --       (7,342)           --      (17,865)      (17,865)
Loss on sale of business                    --           --            --           --            --      (10,853)      (10,853)
                                     ---------    ---------     ---------    ---------     ---------    ---------     ---------
Total                                $ 795,746    $ 178,560     $ 729,323    $ 182,522     $ 640,676    $ 111,314     $ 128,537
                                     =========    =========     =========    =========     =========    =========     =========


(In thousands)                                                          Unallocated     Continuing
December 31,      Insurance        B&G        Marketing     Royalty     & Other(c)      Operations    CPCS            Total
                  ---------     --------      --------      ------      -----------     ----------    ----          ----------

2003
ASSETS            $174,909      $574,439      $216,371      $4,317        $51,248       $1,021,284    $   --        $1,021,284
DEPRECIATION &
 AMORTIZATION        9,583        28,081         8,049       1,697          5,710           53,120       159            53,279
                  --------      --------      --------      ------        -------       ----------    ------        ----------

2002
Assets             158,773       519,129       217,203       5,709         56,494          957,308    21,702           979,010
Depreciation &
  amortization       8,675        21,634         8,682       1,697          4,162           44,850       909            45,759
                  --------      --------      --------      ------        -------       ----------    ------        ----------

2001
Assets(d)          135,439       393,186       190,621       5,902         86,010          811,158    21,234           832,392
Depreciation &
  amortization       8,521        30,798        10,189       1,700          6,892           58,100     1,412            59,512
                  --------      --------      --------      ------        -------       ----------    ------        ----------

(a) Corporate and shared expenses represent costs of support functions, research and development initiatives, incentives, and profit sharing that benefit all segments.

(b) Unaudited pro forma operating income represents operating results as if the discontinuation of goodwill amortization was effective January 1, 2001.

(c) Unallocated and Other includes certain corporate items and eliminations that are not allocated to the segments.

(d) Where not specifically identifiable, assets have been allocated to segments based on management estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
ChoicePoint 2003 Annual Report


12       RELATED PARTY TRANSACTIONS

During 2003, one director of ChoicePoint served as Director Emeritus of The Home Depot, Inc. and two directors of ChoicePoint served as directors of The Home Depot, Inc. During 2003, the Company performed services for The Home Depot, Inc. through the Business & Government Services segment totaling approximately $15.6 million ($11.7 million net of pass-through expenses). These services were the result of arm's length negotiations in the ordinary course of business.

One director of the Company is a director of FleetBoston Financial Corporation. In 2002, ChoicePoint entered into the Credit Facility with a total commitment of $325 million, in which Fleet National Bank, a subsidiary of FleetBoston Financial Corporation, participates in the amount of $25 million. As of December 31, 2003, there are no borrowings outstanding under the Credit Facility. Total interest paid to Fleet National Bank in 2003 related to this transaction for borrowings outstanding during a synthetic lease with a total commitment of up to $48 million, in which Fleet National Bank participates in the amount of $13.8 million. As of December 31, 2003, $42.3 million was outstanding under the synthetic lease, of which ChoicePoint is liable to Fleet National Bank for $12.2 million. Interest paid to Fleet National Bank in 2003 related to this transaction was approximately $268,000. In addition, during 2003, the Company provided public record information services for FleetBoston Financial Corporation totaling approximately $30,000. The Credit Facility, synthetic lease and services performed were the results of arm's length negotiations conducted in the ordinary course of business.

One director of ChoicePoint served as a director of Allmerica Financial Corporation until July 1, 2003. During 2003, the Company provided database claims information and credentialing services for Allmerica Financial Corporation totaling approximately $3.9 million. These services were the result of arm's length negotiations in the ordinary course of business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   CONTINUED
ChoicePoint 2003 Annual Report


13 QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 2003 and 2002:

(IN THOUSANDS, EXCEPT PER SHARE DATA)             FIRST      SECOND        THIRD       FOURTH
YEAR ENDED DECEMBER 31, 2003                     QUARTER     QUARTER      QUARTER      QUARTER       TOTAL
                                               ----------   ----------   ----------   ----------   ----------
Revenue from products and services             $  184,005   $  188,779   $  189,116   $  188,451   $  750,351
Reimbursable expenses                              10,944       10,470       12,402       11,579       45,395
                                               ----------   ----------   ----------   ----------   ----------
Total revenue                                     194,949      199,249      201,518      200,030      795,746
Operating income(a)                                51,803       34,663       47,774       44,320      178,560
Income from continuing operations                  31,291       20,853       29,055       26,909      108,108
Net income                                         65,175       20,853       29,055       26,909      141,992
EPS from continuing operations, basic                0.37         0.24         0.34         0.31         1.26
EPS from continuing operations, diluted              0.35         0.23         0.32         0.30         1.21

Year Ended December 31, 2002
Revenue from products and services             $  158,642   $  172,236   $  178,832   $  181,093   $  690,803
Reimbursable expenses                              10,019        9,923       10,098        8,480       38,520
                                               ----------   ----------   ----------   ----------   ----------
Total revenue                                     168,661      182,159      188,930      189,573      729,323
Operating income(a)                                44,222       38,733       49,990       49,577      182,522
Income from continuing operations                  25,839       22,406       29,558       29,869      107,672
Income before cumulative effect of change in
accounting principle                               27,414       24,113       31,262       31,454      114,243
Net income                                          2,998       24,113       31,262       31,454       89,827
EPS from continuing operations, basic                0.31         0.27         0.35         0.35         1.28
EPS from continuing operations, diluted              0.29         0.25         0.33         0.34         1.21


The unaudited quarterly financial information reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.

(a) Operating income decreased in the second, third and fourth quarters of 2003 and the second quarter of 2002 due to $19.8 million, $4.0 million, $7.1 million and $7.3 million of other operating charges, respectively (Note 10). The net effect of these items on net income was $12.2 million or $0.14 per share in the second quarter of 2003, $2.5 million or $0.03 per share in the third quarter of 2003, $4.4 million or $0.05 per share in the fourth quarter of 2003 and $4.5 million or $0.05 per share in the second quarter of 2002.

Shareholder Information and Elected Officers
ChoicePoint Annual Report


ELECTED OFFICERS

DEREK V. SMITH                              STEVEN W. SURBAUGH                 DAVID W. DAVIS
Chairman and Chief Executive Officer        Chief Financial Officer            Corporate Secretary and
Joined Company 1997*                        Joined Company 2002                Vice President of Government Affairs
                                                                               Joined Company 2003
DOUG C. CURLING                             J. MICHAEL DE JANES
President and Chief Operating Officer       General Counsel                    DAVID E. TRINE
Joined Company 1997*                        Joined Company 1997*               Treasurer and Corporate Controller
                                                                               Joined Company 1997*
DAVID T. LEE
Executive Vice President
Joined Company 1997*

* Also member of the ChoicePoint senior management team prior to the Spinoff in 1997.


ANNUAL MEETING

The Annual Meeting of Shareholders will be held on April 29, 2004 at ChoicePoint's headquarters, 1000 Alderman Drive, Alpharetta, GA 30005. Shareholders are encouraged to attend the meeting, which will begin at 10:00 a.m. local time. Alpharetta is a suburb of Atlanta.

MARKET INFORMATION

ChoicePoint common stock trades on the world's largest financial market, the New York Stock Exchange (NYSE), under the symbol CPS. Shareholders will find volume and pricing information in leading financial publications as well as the Investor Relations section of ChoicePoint's Web site (www.choicepoint.com).

As of February 29, 2004, there were 88.0 million common shares outstanding and ChoicePoint common stock was held by 3,808 shareholders of record.

QUARTERLY STOCK PERFORMANCE

ChoicePoint common stock first traded on August 8, 1997 at a price -adjusted for a two-for-one stock split effective November 24, 1999, a three-for-two split effective March 7, 2001 and a four-for-three split effective June 6, 2002 - of $8.94. Shown below, on that adjusted basis, are high and low sale prices for each quarter of 2002 and 2003.


            High       Low
          --------   --------
Q1 2002   $  44.21   $  35.55
Q2 2002      48.15      40.50
Q3 2002      47.56      32.00
Q4 2002      40.30      29.75

Q1 2003   $  42.04   $  28.30
Q2 2003      38.51      32.00
Q3 2003      39.75      31.90
Q4 2003      38.97      33.39


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

For additional information, or to obtain copies of the Form 10-K for the year ended December 31, 2003 (which will be provided free of charge with a copy of the financial statements and schedules), Form 10-Q, or other materials, please contact:

        John Mongelli
        Vice President, Investor Relations
        1000 Alderman Drive
        Alpharetta, GA 30005
        Email: investors@choicepoint.com
        Phone: 770-752-6171

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

TRANSFER AGENT AND REGISTRAR

Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact ChoicePoint's transfer agent and registrar:

        SunTrust Bank, Inc.
        P.O. Box 4625
        Atlanta, GA 30302
        800-568-3476

INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Atlanta, GA

TRADEMARKS

ChoicePoint, the ChoicePoint logo, ScreenNow, Current Carrier, VitalChek, Actionable Intelligence and Lienguard are registered trademarks; and DEBTOR Discovery, PolicyWatch and VolunteerSelect are service marks of ChoicePoint Asset Company.

(c) 2004 ChoicePoint Asset Company. All rights reserved.

BOARD OF DIRECTORS
ChoicePoint 2003 Annual Report


Thomas M. Coughlin 1, 2+, 5
Vice Chairman
Wal-Mart Stores, Inc.
Director Since 2001

Doug C. Curling 3
President and
Chief Operating Officer
ChoicePoint Inc.
Director Since 2000

James M. Denny 2
Retired Vice Chairman
Sears, Roebuck & Co.
Director Since 1997

Dr. John J. Hamre 3+, 4, 5
President and
Chief Executive Officer
Center for Strategic and
International Studies
Director Since 2002

Bonnie G. Hill 4
President
B. Hill Enterprises LLC
Director Since 2001

Kenneth G. Langone 1, 5+
Chairman, President,
and Chief Executive Officer
Invemed Associates LLC
Director Since 2000

Bernard Marcus
Co-Founder
The Home Depot, Inc.
Director Since 2000

John B. McCoy 2
Retired Chairman
Bank One Corporation
Director Since 2003

Terrence Murray 1, 4+, 5
Retired Chairman
FleetBoston
Financial Corporation
Director Since 2002

Derek V. Smith 1+
Chairman and
Chief Executive Officer
ChoicePoint Inc.
Director Since 1997

Charles I. Story 3
President and
Chief Executive Officer
INROADS, Inc.
Director Since 1997


Board Committees

1.       Executive Committee

2.       Audit Committee

3.       Privacy Committee

4.       Management Compensation & Benefits Committee

5.       Corporate Governance & Nominating Committee

+        Denotes Committee Chairperson

CORPORATE GOVERNANCE

ChoicePoint is committed to maintaining the highest standards of corporate governance and continues to seek ways to strengthen the Board of Directors' responsibility to its shareholders, employees, customers, and to the communities where it operates.

         As a leader and advocate for the responsible use of information, we believe it is an inherent part of our corporate mandate to strive for the highest standards in the areas of corporate governance, shareholder responsibility and professional, ethical conduct. The Company is in full compliance with all corporate governance measures required by the SEC and NYSE.

         During this past year, our corporate governance practices were further strengthened by the approval of a limitation on the number of committees that directors may chair. This action limits directors to one chair position and as a result, the Board of Directors approved changes to the committee structures. The new committee compositions and chairs are indicated above. Additionally, new executive compensation guidelines were approved by the Management Compensation and Benefits Committee, which limits the number of shares that may be granted annually to employees and specifically the top officers under the ChoicePoint Inc. 2003 Omnibus Incentive Plan.

         A copy of the ChoicePoint Inc. Code of Conduct, Code of Ethics for senior financial officers and business unit leaders, the Corporate Governance Guidelines and charters for the Audit Committee, Management Compensation and Benefits Committee and Corporate Governance and Nominating Committee may be found on the Company's Web site at www.choicepoint.com.


Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com