Form 10-K, Exhibit 13
period 2004-12-31
CHOICEPOINT INC
filed 2005-03-16
CIK 1040596

Financial Highlights (a)

Years Ended December 31	2004	2003	2002	2001	2000

(In thousands, except per share and employee data)
Service revenue	$884,433	$750,351	$690,803	$602,648	$547,618

Reimbursable expenses	34,280	45,395	38,520	38,028	37,392

Total revenue	918,713	795,746	729,323	640,676	585,010

Operating income(b)(c)	241,778	178,560	182,522	111,314	83,481

Other operating charges and loss on sale of business included in operating income above(b)	—	(30,942)	(7,342)	(28,718)	(28,419)

Income from continuing operations(c)	147,955	108,108	107,672	45,702	40,166

EPS from continuing operations, diluted(c)	1.62	1.21	1.21	0.52	0.48

Total assets	1,287,476	1,021,284	979,010	832,392	704,439

Debt	50,100	52,029	182,446	158,816	142,276

Total shareholders’ equity	983,659	790,495	622,607	484,821	401,069

Employees (full-time equivalents)	4,600	3,700	4,400	4,200	4,200

(a)	All financial information has been restated to reflect the merger of ChoicePoint and DBT Online, Inc. in 2000, which has been accounted for as a pooling of interests, the stock splits paid in the form of stock dividends effective March 7, 2001 and June 6, 2002, and the discontinued operations related to the sale of CP Commercial Specialists as of February 28, 2003.

(b)	Included in operating income are loss on sale of business and other operating charges which include merger-related costs, unusual items and realignment charges that management excludes in its assessments of operating results and in determining operational incentive awards.

(c)	The 2000 and 2001 results are presented on a historical basis which includes goodwill amortization and do not reflect the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” which required companies to cease amortizing goodwill that existed on December 31, 2001.

During the first quarter of 2004, ChoicePoint reorganized its business, which was previously operated in three business segments, into the following four business segments: Insurance Services, Business Services, Government Services and Marketing Services. Historical information presented in this annual report has been reclassified to conform to the current presentation.

Revenue (in millions)	Free Cash Flow (Cash flow from continuing operations less capital expenditures) (in millions)

ChoicePoint 2004 Annual Report

ChoicePoint is committed to full disclosure of its accounting policies. For instance, as of December 31, 2004, the only off-balance sheet assets or liabilities are two synthetic leases on the properties of the Company’s corporate headquarters. Similarly, ChoicePoint employees may direct their contributed retirement funds to a variety of investment vehicles, only one of which is ChoicePoint stock. Shareholders who have any questions or concerns about corporate policies, governance and/or disclosure are encouraged to contact the Company’s Investor Relations office. ChoicePoint has established a toll-free telephone number to receive complaints about accounting, internal accounting controls, auditing or other legitimate concerns anonymously. The whistleblower hotline number is 800-762-0056.

Management’s Discussion and Analysis

ChoicePoint 2004 Annual Report

Overview

Over the past seven years, ChoicePoint Inc. (“ChoicePoint” or “the Company”) has transformed from a predominantly manually driven and insurance customer-focused asset base into the diversified, technology driven, data intensive business it is today. This transformation, coupled with strong execution, has enabled the Company to deliver strong growth in revenue, earnings and cash flows. Given our unique data, analytical and distribution capabilities, ChoicePoint is the leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. Serving the needs of business, government, non-profit organizations and consumers, ChoicePoint works to create a safer and more secure society through the responsible use of information. For more information, visit the Company’s Web site at www.choicepoint.com.

     Across our markets, we compete on data, analytics and distribution. A majority of our revenue streams are transaction based, earning revenue each time our databases are accessed and further promoting the scalability of our products and services. The fundamentals that drive revenues are numerous and varied across and within our business segments. Generally, the Company’s primary growth drivers are new customer acquisitions, increased penetration of new products, expansion into new markets, acquisitions and emerging risk-oriented growth opportunities such as homeland security. On a macro level, low unemployment, a changing regulatory environment and new initiatives contribute to enhanced opportunities for ChoicePoint.

(In thousands)	2004	2003	Change	2002	Change
Service revenue	$884,433	$750,351	18%	$690,803	9%
Reimbursable expenses per EITF 01-14	34,280	45,395		38,520

Total revenue	$918,713	$795,746	15%	$729,323	9%

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

	Comparison of 2004 with 2003	Comparison of 2003 with 2002
	Consolidated Results	Consolidated Results

Revenue	Total Revenue grew 15%, or $123.0 million, to $918.7 million in 2004. Service Revenue, which excludes revenue from reimbursable expenses per EITF 01-14 (see Note 3 to the Consolidated Financial Statements), grew 18% or $134.1 million to $884.4 million in 2004. Revenue growth in 2004 was driven by consistent growth in our Insurance Services products, strong performances in our background screening, tenant screening and vital records businesses in our Business Services segment and revenues from the ten acquisitions we completed during 2004. This revenue growth was offset slightly by softness in our print and e-mail direct marketing product lines during the first half of 2004 compared to the prior period. Internal revenue (which excludes $74.1 million of revenue from acquisitions) increased 8% from 2003 to 2004.	Total Revenue grew 9%, or $66.4 million, to $795.7 million in 2003. Service Revenue grew 9% or $59.5 million to $750.4 million in 2003. Revenue growth in 2003 resulted primarily from unit growth in our Insurance Services segment, base Business Services business and revenues from the eleven acquisitions we completed during 2003 and the fourth quarter of 2002. This revenue growth was offset by difficult homeland security comparables to 2002 in our Business Services segment and softness in our print and e-mail direct marketing product lines. Internal revenue (which excludes $50.7 million of revenue from acquisitions) increased 2% from 2002 to 2003.

Operating Income	Operating Income increased 35%, or $63.2 million, from $178.6 million in 2003 to $241.8 million in 2004. Excluding $30.9 million of 2003 other operating charges (see discussion below), operating income increased 15%. Operating income in Insurance Services, Business Services and Government Services improved primarily due to increased revenues and product mix. Operating income in Marketing Services declined from the prior year due to the aforementioned revenue decreases and fixed cost commitments early in 2004. Also during 2004, the Company sold its minority investment in a small document management technology company that it invested in several years ago and recorded a pre-tax gain of approximately $4.0 million related to the sale (see Note 3 to the Consolidated Financial Statements).	Operating Income decreased slightly from $182.5 million in 2002 to $178.6 million in 2003 due to $30.9 million of 2003 other operating charges. These charges relate to the consolidation of some of our operations to better streamline customer service and operating performance, the re-engineering of our direct marketing business to focus on future growth areas and the realignment of our technology infrastructure and operations following the divestiture of our CP Commercial Specialists (“CPCS”) business and transition to our new data center (see discussion below). Operating income in Insurance Services and Business Services improved primarily due to increased revenues and cost control initiatives employed in our more economically sensitive Business Services businesses that experienced no revenue growth. Without the revenue and related operating income decline in our Marketing Services segment (discussed in Financial Reporting by Segment below), we would have realized a 190 basis point improvement in operating margins from our ongoing operations as the highly scalable nature of our operations enable us to improve margins as revenues expand.

Interest Expense	Interest expense decreased $0.1 million to $3.0 million in 2004 from $3.1 million in 2003 due to lower average debt outstanding, offset slightly by higher average interest rates in 2004.	Interest expense decreased $4.7 million to $3.1 million in 2003 due to lower interest rates and our ability to capitalize on our increased earnings and our strong cash position to significantly reduce borrowings.

Income Taxes	ChoicePoint’s 2004 effective tax rate for continuing operations was 38.1%, a decrease from 38.4% in 2003 primarily due to research and development and job creation credits obtained relating to state and federal taxes.	Income taxes for continuing operations for 2003 and 2002 were provided at the effective rate of 38. 4%.

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

Other Operating Charges

     The 2003 other operating charge included asset impairments of $15.4 million primarily related to the write-down of equipment and other long-lived assets at closed facilities or abandoned technology in the realignment and re-engineering of our technology in connection with the transition to our new data center and following the divestiture of our CPCS business, the write down of acquisition intangibles related to abandoned products and customer relationships of $6.0 million, $4.4 million in severance and termination benefits, and $5.2 million of abandoned lease commitments (net of estimated sublease income where applicable) and other contractual commitments that are expected to be satisfied at various dates through August 2008. During the second quarter of 2002, the Company recorded an other operating charge of $7.3 million. This charge included a write-down of minority investments in start-up companies of $2.4 million, asset impairments of technology initiatives of $3.0 million, $0.6 million in severance and termination benefits, and $1.4 million of expenses primarily related to the closure of two facilities and remaining obligations. No other operating charges were incurred in 2004. The Company’s management excludes these other operating charges in its assessments of operating results and in determining operational incentive awards.

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

Financial Results by Segment

	December 31, 2004		December 31, 2003		December 31, 2002
		Operating		Operating		Operating
	Revenue	Income	Revenue	Income	Revenue	Income

Insurance Services	$352,725	$195,715	$309,124	$172,518	$270,282	$144,639
Business Services(1)	349,881	73,438	276,148	56,540	239,363	50,562
Government Services	83,934	21,464	63,335	14,540	69,398	18,862
Marketing Services
Marketing Services service revenue	93,389	18,651	96,642	21,849	105,833	32,866
Reimbursable expenses	34,280	—	45,395	—	38,520	—

Marketing Services total revenue	127,669	18,651	142,037	21,849	144,353	32,866
Royalty	4,504	2,062	5,102	2,068	5,855	3,326
Divested and discontinued	—	—	—	—	72	(206)
Corporate and shared	—	(69,552)	—	(58,013)	—	(60,185)

Total before other operating charges	918,713	241,778	795,746	209,502	729,323	189,864
Other operating charges	—	—	—	(30,942)	—	(7,342)

Totals from operations	$918,713	$241,778	$795,746	$178,560	$729,323	$182,522

(1)	As announced on March 4, 2005 and discussed in Note 14 to the Consolidated Financial Statements, the Company will discontinue the sale of certain information services offered by its Business Services segment.

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

Insurance Services once again posted strong annual results, achieving 14% total revenue growth over 2003 as we helped property and casualty (“P&C”) auto and property insurers assess underwriting risk in more than 100 million renewal or new policy transactions through industry-leading data and analytical solutions. In 2004, internal revenue growth, excluding $5.9 million of incremental acquisition revenue was 12%, as we continued to grow our already strong base personal lines and underwriting business with recent product offerings such as Current Carrier®, PolicyWatchSM and additional motor vehicle record (“MVR”) activity files, further addressing the needs of our customers by providing increased analytics and low cost alternatives for insurance companies to price risk. Effective December 1, 2004, ChoicePoint enhanced its C.L.U.E.® report process to provide consumers with access to C.L.U.E. reports in compliance with the FACT Act. Our Insurity operations also had an exceptional year, as we continued to expand our service offerings and to help our customers solve complex business challenges and better focus on managing their businesses around their core competencies with industry-leading software solutions, business process outsourcing services and additional scoring and analytic offerings. 2004 operating income increased $23.2 million, or 13% from 2003 due to increased revenue offset slightly by increased data processing and other system costs related to our data center opened in mid 2004. Operating margins remained consistent, at 55.5% for 2004, compared to 55.8% for 2003.

During 2004, the Business Services’ team continued to expand the number of customers and industries serviced, to grow our record collections capabilities and to integrate acquisitions into its core businesses, while capitalizing on market share growth achieved during 2003 and improved hiring trends. These efforts enabled the Business Services segment to deliver 27% total revenue growth and 10% internal revenue growth, which excludes $45.2 million of incremental revenue from 2003 and 2004 acquisitions. The Workplace Solutions business facilitated more than eight million background screenings for our customers, including over half of America’s 100 largest employers, identifying approximately 400,000 individuals with criminal records. These background screenings include approximately one million ChoicePoint-subsidized transactions for many of our nation’s leading non-profit organizations under our VolunteerSelectSM screening product. During 2004, we continued to expand service offerings of our other products to customers of our tenant screening business, growing market share and generating unit growth. The public filings group also continues to expand its offerings to customers, including the financial services industry with such products as LienGuard®, DEBTOR DiscoverySM and several customer enrollment/USA PATRIOT Act and mortgage fraud credentialing solutions. Our VitalChek® vital records unit continued its rollout of identification authentication and teleservices to increase the operational efficiency of our large agency providers. 2004 Business Services’ operating income increased $16.9 million, or 30% from 2003 due to increased revenue and continuing trends toward the use of more automated products. Operating margins improved slightly to 21.0% for 2004, compared to 20.5% for 2003.

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

In 2004, Government Services’ total revenue grew 33% from 2003, primarily due to our acquisitions of The Templar Corporation and iMapData.com, Inc. (“iMap”) in early 2004 and additional contract work at our Bode laboratories. These acquisitions complemented our strategy to grow this business to better serve our base law enforcement customers and to fuel future growth in new markets including public health and public safety. In addition, in January 2005, the Company acquired i2 Limited (“i2”), a Cambridge, U.K.-based provider of visual investigative and link analysis software for intelligence, law enforcement, military and large commercial applications. The combination of our robust public filings data, iMap’s mapping software and i2’s analytic platform enables us to offer end-to-end solutions to meet our customers’ needs. Excluding the 2004 incremental impact from acquisitions which contributed $23.0 million of revenue in 2004, our internal revenue for Government Services declined 4% from 2003 primarily due to a reduction in batch and project-oriented revenues. Operating income increased $6.9 million, or 48% from 2003 to 2004 due to increased revenue primarily from acquisitions with slightly higher than average government segment operating margins. Operating margins increased to 25.6% for 2004, compared to 23.0% for 2003 based on a change in business sales mix.

Marketing Services’ service revenue and internal growth turned positive in the third quarter of 2004, stabilizing from the softness in demand for our print and e-mail product offerings begun in 2003 and reflecting growth in our list extract data services and teleservices. In response to the softness in demand for print services and the impact of proposed anti-SPAM legislation, we reengineered certain of our direct marketing businesses, managing costs, downsizing our e-mail business and focusing on our competitive strengths. For 2004, Marketing Services’ service revenue declined 3% from 2003, as the positive results in the second half of the year partially offset the weakness in the first half. Total revenue (service revenue plus reimbursable expenses) declined 10% from the prior year primarily due to the softness in demand for print services, including postage related to those services. Due to the high fixed costs in the marketing business which could not be quickly reduced in response to decreased revenues, full year operating income decreased $3.2 million, or 15% from 2003 to 2004. Operating margins (as a percentage of service revenue) also declined to 20.0% for 2004 compared to 22.6% for 2003 (14.6% and 15.4% of total revenue, respectively) related to the aforementioned revenue decrease. However, as a result of cost control initiatives and an improved business sales mix, operating margins began to improve in the second half of 2004.

Royalty

Royalty revenue from laser technology patents held by the Company decreased to $4.5 million in 2004 from $5.1 million in 2003 primarily due to the expiration in November 2004 of the largest of two patents. The remaining patent underlying this revenue expires in May 2005 (see Note 11 to the Consolidated Financial Statements).

Discontinued Operations and Divested and Discontinued Product Lines

In February 2003, the Company sold its CPCS business for $87.0 million in cash, culminating efforts to exit the highly manual, labor intensive businesses that characterized the Company in its early existence. Due to changes in accounting rules in 2002, CPCS is reported as discontinued operations and its revenues and operating results are excluded from continuing operations (see Note 4 to the Consolidated Financial Statements for CPCS results). The gain on sale of CPCS was approximately $32.9 million net of taxes. Divested and discontinued product lines listed in the Financial Results by Segment table above include the residual operating results from the laboratory services business sold in August 2001.

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

Cash Flow and Liquidity Review

Capital Resources

The Company’s sources of capital include, but are not limited to, cash from continuing operations, amounts available under credit facilities and other bank borrowings, the issuance of equity securities and other external sources of funds. ChoicePoint’s short-term and long-term liquidity depends primarily upon its level of net income, working capital management (accounts receivable, accounts payable and accrued expenses) and bank borrowings. We believe that available short-term and long-term capital resources are sufficient to fund capital expenditures and working capital requirements, scheduled debt payments, interest and tax obligations for the next twelve months. We currently estimate 2005 capital expenditures will be approximately $65 – $70 million. However, any material variance of our operating results from our projections or investments in or acquisitions of businesses, products, or technologies could require us to obtain additional equity or debt financing.

     The Company uses cash generated to invest in growing the business and to fund acquisitions and operations. Therefore, no cash dividends have been paid, and we do not anticipate paying any cash dividends on our common stock in the near future. The Company may desire to obtain additional long-term financing for other strategic reasons. We anticipate no difficulty in obtaining long-term financing based on favorable experiences in the debt market in the recent past. ChoicePoint may also utilize an existing line of credit for overnight borrowings; however, no such borrowings were outstanding at either December 31, 2004 or 2003.

     Effective December 29, 2004, the Company entered into a $400 million unsecured multicurrency revolving credit facility which may be expandable to $500 million and which expires in December 2009 (the “Credit Facility”). The Credit Facility replaced the Company’s $325 million unsecured revolving credit facility which was scheduled to expire in May 2005 (the “Former Credit Facility”). At December 31, 2004, there were no borrowings under the Credit Facility. In July 2001, to obtain an additional source of financing, the Company and certain of its subsidiaries entered into an agreement (the “Receivables Facility”) with a financial institution whereby it may sell on a continuous basis an undivided interest in all eligible trade accounts receivable subject to limitations up to $100 million. Net proceeds from the Receivables Facility were $50.0 million at December 31, 2004 and December 31, 2003. At December 31, 2004, we had $450 million of available capacity under these facilities. Subsequent to December 31, 2004, the Company borrowed $100.0 million under the Credit Facility to fund our acquisition of i2 (see Note 4 to the Consolidated Financial Statements).

     The Credit Facility contains covenants customary for facilities of this type and are consistent with the covenants included in our Former Credit Facility. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum funded debt to EBITDA and (ii) minimum interest coverage. We have maintained compliance with these financial covenants.

Contractual Obligations and the Related Future Payments

	Payments Due by Period
		Less than			More than
(In thousands)	Total	1 year	1-3 years	3-5 years	5 years
Debt*	$50,000	$50,000	$—	$—	$—
Capital lease obligations	100	83	17	—	—
Operating leases and other commitments	58,450	16,780	21,865	8,874	10,931

Total contractual cash obligations	$108,550	$66,863	$21,882	$8,874	$10,931

*	Excludes a $2.3 million liability related to the fair market evaluation of our interest rate swaps discussed below.

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

     Interest and tax pay payments totaling $39.7 million ($35.3 million net of refunds) were made in 2004. Similar payments are expected in future years.

     We have not included obligations under our deferred compensation and postretirement benefit plans in the contractual obligations table. Our deferred compensation and postretirement benefit plans are not required to be funded in advance, but rather are funded as benefits become payable to participants. We made postretirement benefit payments of $3.5 million and deferred compensation payments of $1.1 million in 2004.

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

The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. During 2003, we modified our $48 million synthetic lease to, among other things, continue to qualify for off-balance sheet treatment in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $68.6 million at December 31, 2004 and $67.3 million at December 31, 2003 and we would have recorded additional depreciation expense related to the synthetic leases of approximately $2.2 million ($1.4 million after tax) for 2004, $1.7 million ($1.0 million after tax) for 2003 and $800,000 ($500,000 after tax) for 2002.

Derivatives

Derivative financial instruments at December 31, 2004 consist of four interest rate swap agreements entered into to reduce the impact of changes in a benchmark interest rate (LIBOR) on the Company’s LIBOR- based payments on the Company’s synthetic leases. At December 31, 2004, the total notional amount under these swap agreements was $67 million and they involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. ChoicePoint has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on $67 million of the Company’s LIBOR-based payments. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. As of December 31, 2004, the fair value of the outstanding interest rate swap agreements was a liability of $2.3 million, which has been recorded net of taxes in accumulated other comprehensive loss in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (see Notes 3 and 5 to the Consolidated Financial Statements).

Interest Rate Risk Management

As of December 31, 2004, $68.6 million is outstanding under the synthetic lease agreements, of which $67.0 million of LIBOR-based payments are hedged with the swap agreements. In addition, $50.0 million is outstanding under the Receivables Facility. Based on the Company’s overall interest rate exposure at December 31, 2004, a 1% change in interest rates would result in a change in annual pretax interest expense of approximately $500,000 based on our current level of borrowing.

Summary of Cash Activities

Net cash provided by operating activities of continuing operations for the year ended December 31, was $248.1 million for 2004, $194.3 million for 2003 and $158.7 million for 2002.

2004 vs. 2003

The impact of the net change in operating assets and liabilities increased $23.7 million in 2004 as compared to the impact in the prior year, primarily as a result of increases in our current liabilities offset slightly by increased accounts receivable in the current year as compared to the prior year. Our increase in current liabilities is due primarily to increased operational costs related to increased revenues and deferred revenues related to government contracts at iMapData Inc., which was acquired in 2004, and changes in income taxes payable due to timing of estimated tax payments. Our accounts receivable increased by $33.0 million from December 2003 to December 2004 while revenue increased $123.0 million from 2003 to 2004 for the year ended December 31. There was only a slight increase in DSO (“Days Sales Outstanding”), net of pass-through, to 40.9 days as of December 31, 2004 compared to 39.3 days as of December 31, 2003. The increase in DSO was due to increased 2004 sales in our Government Services segment, which has typically slower paying customers, and project-related work.

2003 vs. 2002

Primarily as a result of increases in our current liabilities due to increased incentives and other operational costs related to increased revenues in 2003 as compared to 2002, the impact of the net change in operating assets and liabilities increased $19.6 million from 2002 to 2003. Our accounts receivable from continuing operations increased by only $16.8 million from December 2002 to December 2003, while revenue increased $66.4 million from 2002 to 2003 for the year ended December 31.

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

     Net cash provided by discontinued operations for the year ended December 31, 2004 includes the return of an escrow payment related to the sale of CPCS. 2003 net cash provided by discontinued operations includes the gain on sale of CPCS as well as cash provided by CPCS operations for the two months prior to divestiture and 2002 cash flows represent cash provided by CPCS operations for the year ended December 31, 2002.

     Net cash used in investing activities for the year ended December 31, includes the acquisition of stock or assets of ten entities totaling $229.3 million in 2004, eight entities totaling $93.6 million in 2003 and six entities totaling $187.0 million in 2002 to further capitalize on investment opportunities to build our business model, to expand our offerings to new markets and to develop new products. In 2003, the cash used for investing in acquisitions was offset by proceeds of $87.0 million from the sale of CPCS.

     Net cash provided by financing activities for the year ended December 31 of $21.4 million in 2004 and $47.9 million in 2002 was used to fund the aforementioned acquisitions. During 2003, the Company used $118.1 million to pay down debt incurred to fund 2003 and late 2002 acquisitions.

New Accounting Pronouncements

In January 2003, the FASB issued FIN 46, which addresses consolidation of business enterprises of variable interest entities (“VIE”) and requires companies with a controlling financial interest in a VIE to include the assets, liabilities and results of activities of the VIE in the consolidated financial statements of the company. FIN 46 was effective immediately for VIEs created after January 31, 2003 and was effective for the quarter ending June 30, 2003 for all VIEs that existed prior to January 31, 2003. The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. During the second quarter of 2003, the Company modified its $48 million synthetic lease to, among other things, continue to qualify for off-balance sheet treatment in accordance with the provisions of FIN 46 (Note 5 to the Consolidated Financial Statements). In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions were applicable no later than the first reporting period ending after March 15, 2004. The adoption of FIN 46-R did not have an effect on the Company’s operating results or financial position.

     In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures About Pensions and Other Post Retirement Benefits,” which revises employers’ disclosures about pension and other postretirement benefit plans to provide additional information so that users can develop a clearer picture regarding the status and health of a company’s plan. Certain of the provisions of SFAS No. 132 were effective for fiscal years ending on or after December 15, 2003, and have been adopted by the Company (see Note 8 to the Consolidated Financial Statements).

     In May 2004, the FASB issued Staff Position FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003,” which requires additional disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits that are impacted by this act. The disclosure requirements of this Staff Position do not apply to the Company.

     In December 2004, the FASB issued two Staff Position FAS that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) that was signed into law on October 22, 2004. The Jobs Creation Act could affect how companies report their deferred income tax balances. In Staff Position FAS 109-1, the FASB concludes that the tax relief (special tax deduction for domestic manufacturing) from the Jobs Creation Act should be accounted for as a “special deduction” instead of a tax rate reduction. Staff Position FAS 109-2 gives a company additional time to evaluate the effects of the Jobs Creation Act on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, “Accounting for Income Taxes.” However, a company must provide certain disclosures if it chooses to utilize the additional time granted by the FASB. These Staff Positions do not apply to the Company.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This Statement amends the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” APB 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS No. 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005. As of December 31, 2004, management believes that SFAS No. 153 will have no significant effect on the financial position, results of operations, and cash flows of the Company.

     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” which requires companies to apply a fair value method of measurement for all share-based payment transactions with employees, including stock options, and to recognize these transactions in the financial statements effective July 1, 2005. The Company has the option to only apply the SFAS No. 123(R) to all grants after the effective date and to any unvested portion of grants issued prior to the effective date (“Modified Prospective Application”) or to apply the statement retroactively to either 1) periods in 2005 prior to the effective date or 2) all prior years (“Modified Retrospective

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

Application”). The Company is currently evaluating its application options and anticipates that the impact of the adoption of SFAS No. 123(R) will be a reduction of net income after tax of approximately $11 million or a reduction of $0.11 per share on an annual basis for 2005.

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

Purchase price allocation – Over its history, the Company’s growth has been partly driven by acquisitions. The application of the purchase method of accounting requires companies to assign values to acquired assets and liabilities, including intangible assets acquired based on their fair value. The determination of fair value for acquired assets, particularly intangible assets, requires a high degree of judgment, and estimates often involve significant subjectivity due to the lack of transparent market data or listed market prices. The Company generally uses internal cash flow models and other evaluations in determining the fair value of assets acquired; however, the use of different valuation models or assumptions could result in different amounts of goodwill and other acquisition intangible assets and different lives for amortizable intangible assets. As of December 31, 2004, certain of our 2004 purchase price allocations were based on preliminary estimates which may be revised in future periods as estimates and assumptions are finalized (see Note 4 to the Consolidated Financial Statements). The Company does not anticipate that these revisions would be significant to the financial statements taken as a whole.

Impairment charges – SFAS No. 142 requires the testing of intangible assets with indefinite lives and goodwill for impairment at least annually. We completed our initial impairment test in 2002 and our annual impairment tests as of October 31, 2002, 2003 and 2004 as required by SFAS No. 142 (see Notes 3 and 4 to the Consolidated Financial Statements). In assessing the recoverability of these intangible assets, the Company must make assumptions regarding the estimated discounted future cash flows to determine fair value of the respective assets. These assumptions may change in the future due to economic conditions or in connection with the sale or integration of the Company’s business units at which time ChoicePoint may be required to record impairment charges for these assets. Upon completion of our analysis for goodwill impairment in the second quarter of 2002, we recorded a non-cash charge of $39.1 million ($24.4 million net of taxes) to reduce the carrying value of our goodwill retroactive to January 1, 2002. In calculating the goodwill impairment charge, the fair value of the impaired reporting units was estimated using a discounted cash flow methodology. This impairment charge was due to increased competition and pricing pressures and related primarily to goodwill recorded in the 1998 acquisition of EquiSearch Services, Inc. and goodwill related to the Internet business acquired as part of the DBT merger in May 2000. No additional impairment charge was recorded as a result of the annual reviews based on estimated discounted future cash flows as compared to the current book value of long-lived assets and no circumstances occurred between October 31, 2004 and December 31, 2004 that would have made the Company complete an additional review. If the Company had assumed a 10% reduction in its estimated annual cash flows in the 2004 annual impairment tests, it would have recorded additional impairment of approximately $18 million.

     For the other acquisition intangible assets such as purchased software, customer relationships and non-compete agreements and tangible long-lived assets, the Company is required to assess them for impairment whenever indicators of impairment exist in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Management uses measurable operating performance criteria as well as qualitative measures to determine whether an indicator of impairment exists. If an indicator of impairment exists, the Company reviews and reevaluates the assumptions used, which are primarily identified from the Company’s budget and longer-term strategic plan, for assessing the recoverability of its long-lived tangible and intangible assets and adjusts them as necessary. Also, in connection with selling and integrating certain business operations, the Company has historically recorded asset impairment charges for property, equipment, data and software assets that will no longer be used. Inherent in the assumptions used in impairment analyses are certain significant management judgments and estimates such as future undiscounted cash flows. During 2003, $15.4 million of equipment, technology and other long-lived assets and $6.0 million of acquisition-related intangible assets and during 2002, $3.0 million of technology initiatives were written down and recorded as other operating expense as indicators of impairment related to these assets were identified (see Note 10 to the Consolidated Financial Statements). The Company periodically reviews and reevaluates these assumptions and adjusts them as necessary.

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

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

Software and databases developed for internal use – As discussed in Note 3 to the Consolidated Financial Statements, the Company capitalizes certain direct costs incurred in the development of internal use software and databases. Amortization of such costs as cost of service revenue is done on a straight-line basis generally over three to five years. The Company evaluates the recoverability of capitalized costs periodically or as changes in circumstances suggest a possible impairment may exist in accordance with SFAS No. 144. Primarily in connection with the recent realignment of our technology infrastructure and the integration of our public filings businesses subsequent to the DBT merger in 2000, capitalized costs were written down by $5.1 million in 2003 and $3.0 million in 2002 and are included in the impairment charges of $ 15.4 million in 2003 and $3.0 million in 2002 discussed above. Amortization of capitalized software and database costs amounted to $15.9 million in 2004, $13.7 million in 2003 and $ 10.1 million in 2002.

Postretirement benefit obligations – In connection with developing the Company’s projected liabilities for postretirement benefits, management is required to make estimates and assumptions which affect the reported amounts of the liability as of the date of the financial statements and the amount of expense recognized during the period. The liability is developed based on currently available information, estimates of future trends and actuarial assumptions provided by our independent actuaries including a discount rate of 5.75% and an initial health care cost trend rate of approximately 11.33%. A 0.25% decrease or increase in the discount rate (to 5.50% or 6.0%) would result in a change in the liability of approximately $500,000. Actual results could differ from these estimates. See Note 8 to the Consolidated Financial Statements for a discussion of the impact of changes in health care cost trend rates.

Revenue recognition – Certain of the Company’s revenues are accounted for under the percentage of completion method and some of its software revenues are allocated to each element of a transaction based upon its fair value as determined by vendor specific objective evidence. The Company estimates the percentage of completion on contracts and determines the software revenue allocation method based on assumptions and estimates that require judgment. Changes in estimates to complete and revisions to the fair value used in the allocation of software revenue elements could result in a change in the timing of revenue recognition. Management believes its method and related assumptions, which have been consistently applied, to be reasonable (see Note 3 to the Consolidated Financial Statements).

Illegal Data Access

On September 27, 2004, we found evidence of suspicious activity by a few of our small business customers in the Los Angeles area. We notified law enforcement authorities in Los Angeles, and they commenced an investigation. These customers opened ChoicePoint accounts by using stolen identities and altered documents. These small business customers were able to access information services containing primarily the following: consumer names, current addresses and former addresses, social security numbers, driver’s license numbers, other public filings information, including, but not limited to, bankruptcies, liens and judgments, professional licenses, and real property data, and in certain cases, credit reports.

     We understand that a Nigerian citizen pled no contest in California state court in connection with this Los Angeles incident and was sentenced to 16 months in prison. We further understand that law enforcement’s investigation of the matter is ongoing.

     Our customer procedures include credentialing customers prior to granting them access to information services. In addition, in our public filings group, we perform random audits of previously credentialed customers to assess the propriety of their use of our information services. In the past, we have suspended or terminated access to our information services when account activity seems inconsistent with contract expectations and/or when customer audit efforts fail to resolve our concerns regarding account usage or permissible purpose.

     As we did in the recent Los Angeles incident, we have worked with law enforcement on other occasions of suspicious activity related to customer use of our information services. There have been other instances in which we have received subpoenas and other inquiries from law enforcement regarding activities of our customers, which sometimes related to potentially improper use of our information services. In some cases, we were not provided either the purpose or conclusions of these investigations. We are aware of a limited number of past instances that resulted in criminal convictions of certain former customers for activities involving improper use of our information services.

     Based on information currently available, we estimate that approximately 145,000 consumers from 50 states and other territories may have had their personal information improperly accessed as a result of the recent Los Angeles incident and certain other instances of improper access to our information services. Approximately 35,000 of these consumers are California residents, and approximately 110,000 are residents of other states. These numbers were determined by conducting searches of our databases that matched searches conducted by customers whom we believe may have had improper access to our information services on or after July 1, 2003, the effective date of the California notification law. Because our databases are constantly updated, our search results will never be identical to the search results of these customers.

     The California notification law requires us to notify consumers of unauthorized acquisition of personal information, including first name or first initial and last name combined

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

with social security number, driver’s license number or similar unique personal identifiers. We have completed mailing notices to approximately 145,000 consumers in all 50 states. Substantially all of these notices were sent to consumers who may have been affected as a result of the recent Los Angeles incident. We used the criteria set forth in the California notification law to determine who to notify in each of the states. The California notification law permits alternative methods for notifying consumers when the notice provider does not have sufficient contact information. We will use this alternative method of notice, including posting a notice on our website at www.choicepoint.com.

     Our review of the recent Los Angeles and other similar incidents is ongoing, and the number of potentially affected consumers may increase. However, we currently do not anticipate a significant increase to our estimate of the number of potentially affected consumers. We intend to provide notice to any additional affected consumers who are identified through our continuing review.

     Absent specific notification from law enforcement personnel, affected consumers or others, we cannot determine whether a particular consumer is a victim of identity theft. Accordingly, we do not know how many of these consumers may be actual victims of identity theft. Law enforcement officials have informed us that they have identified approximately 750 consumers nationwide where some attempt was made to compromise their identity.

     We are taking a variety of steps to assist the potentially affected consumers that we have identified to date. In addition to the above-mentioned notices, we have purchased three-bureau credit reports and a one-year credit monitoring service for each of these individuals. We have established a toll-free number for consumers receiving a notice from us. We also have urged potentially affected consumers to check their credit reports for suspicious activity.

Regulatory and Legislative Matters,
Legal Proceedings and Assessment

We have received a variety of inquiries and requests from state Attorneys General as a result of the recent Los Angeles incident. Generally, these state Attorneys General are requiring that all affected individuals in each of their respective states receive appropriate notice. We have mailed notices to the approximately 145,000 affected consumers identified to date. In addition, certain state Attorneys General have requested, including by use of subpoena, information and documents to determine whether we have violated certain applicable state laws regarding consumer protection and related matters. We intend to cooperate with the state Attorneys General in connection with these inquiries.

     We have received notice from the Securities and Exchange Commission (“SEC”) that the SEC is conducting an informal inquiry into the circumstances surrounding any possible recent identity theft, recent trading in ChoicePoint stock by our Chief Executive Officer and Chief Operating Officer and related matters. We intend to cooperate and to provide the requested information and documents to the SEC.

     In addition, the Federal Trade Commission (“FTC”) is conducting an inquiry into our compliance with federal laws governing consumer information security and related issues. In particular, the FTC has required the Company to produce information and documents regarding the Company’s customer credentialing process and the recent incident in Los Angeles, as well as reported similar previous incidents. We intend to cooperate with the FTC in connection with its inquiry.

     A number of congressional leaders are calling for hearings and proposing legislative responses in light of increasing concerns over identity theft. For example, the U.S. Senate Banking, Housing and Urban Affairs Committee and the House Energy and Commerce Subcommittee on Commerce, Trade and Consumer Protection have held hearings to consider recent identity theft concerns.

     We are a defendant in a complaint filed on February 18, 2005 in the Superior Court of the State of California, County of Los Angeles. The lawsuit alleges, among other things, violations of California law in connection with the recent fraud incident in Los Angeles. The plaintiff purports to bring the lawsuit on behalf of a class of others similarly situated and seeks injunctive relief and damages in an unspecified amount. We intend to defend the lawsuit vigorously.

     We are also a defendant in a complaint filed on February 22, 2005 in the U.S. District Court for the Central District of California. The lawsuit alleges that the recent incident in Los Angeles violates the federal Fair Credit Reporting Act (“FCRA”), various California statutes and the privacy rights of the plaintiffs. The plaintiff purports to bring the lawsuit on behalf of a class of affected persons and seeks an injunction to prevent us from disclosing consumer information improperly and to require us to allow the plaintiffs to be excluded from our databases. The suit also seeks damages of up to $ 1,000 for each violation of the FCRA and unspecified punitive damages. We intend to defend this lawsuit vigorously.

Management’s Discussion and Analysis continued
ChoicePoint 2004 Annual Report

     We are also a defendant in a complaint filed on March 8, 2005 in the U.S. District Court for the Central District of California. The lawsuit alleges that the recent incident in Los Angeles violates the FCRA and the California Consumer Credit Reporting Agencies Act. The plaintiff purports to bring the lawsuit on behalf of a class of affected persons and seeks an injunction to prevent the Company from disclosing consumer information improperly. The suit also seeks actual damages of up to $1,000 for each violation of the FCRA and punitive damages. We intend to defend this lawsuit vigorously.

     On March 4, 2005, a purchaser of the Company’s securities filed a lawsuit against the Company and certain of its officers in the United States District Court for the Central District of California. The complaint alleges that the defendants violated federal securities laws by issuing false or misleading information in connection with certain events described under the heading “Illegal Data Access” in this report. Since then, additional complaints alleging substantially similar claims have been filed by other purchasers of the Company’s securities in the Central District of California on March 10, 2005 and in the Northern District of Georgia on March 11, 2005. Each of these lawsuits purports to be filed on behalf of a class of the Company’s shareholders who purchased the Company’s common stock between certain specified dates and seeks certification as a class action and unspecified compensatory damages, attorneys’ fees, costs, and other relief. We are also aware that several law firms who specialize in representing investors have issued notices to the public informing investors that a lawsuit has been filed against the Company and soliciting individuals who are interested in becoming lead plaintiffs of the putative class. These other firms, or other plaintiffs, may have already filed or may file in the future substantially similar claims seeking substantially similar relief. We intend to defend vigorously the existing lawsuits and any such additional lawsuits.

     While the ultimate resolution of the aforementioned cases cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on the Company’s financial condition or results of operations.

     On March 4, 2005, we announced that we will discontinue the sale of certain information services that contain sensitive consumer data, including social security numbers, except (1) where there is either a specific consumer-driven transaction or benefit or (2) where authentication or fraud prevention tools are provided to large accredited corporate customers with existing consumer relationships or (3) where the services support federal, state or local government and law enforcement purposes. We cannot currently accurately estimate the total impact on our operating results and financial condition of the customer fraud, related events and our decision to discontinue certain services. We estimate we will encounter a decline in our revenue from these customers in our public filings business, which could reduce total revenue for the year ended December 31, 2005 by $15 to $20 million and may be dilutive to earnings per share by $0.10 to $0.12. We will review our various technology investments in this small business segment as well as other related costs incurred in serving this segment. We also will incur incremental expenses as a result of the customer fraud and related events, including approximately $2 million for the three-bureau reports and monitoring service for affected consumers identified to date. We cannot currently estimate our expenses for additional legal, consulting and other operating items.

Forward-Looking Statements

Certain written and oral statements made by or on behalf of the Company, including information in this Annual Report, may constitute “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as “should result,” “are expected to,” “we anticipate,” “we estimate,” “we project,” or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors: the results of our ongoing review of the Los Angeles incident and other incidents, the impact of our decision to discontinue certain services as discussed above, the results of our re-credentialing of customer accounts, the results of any litigation or government proceedings, demand for the Company’s services, product development, maintaining acceptable margins, maintaining our data supply, maintaining secure systems, ability to minimize system interruptions, ability to control costs, the impact of federal, state, and local regulatory requirements on the Company’s business, specifically the direct marketing and public filings markets and privacy matters affecting the Company and any federal or state legislative responses to identify theft concerns, the impact of competition and customer consolidations, ability to continue our long-term business strategy including growth through acquisition, ability to attract and retain qualified personnel, the ability to mitigate material litigation and the uncertainty of economic conditions in general. Additional information concerning these risks and uncertainties is contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made, and the Company undertakes no obligation to publicly update these statements based on events that may occur after the date of this report.

Management’s Report on Internal Control Over Financial Reporting
ChoicePoint 2004 Annual Report

The management of ChoicePoint Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the Company’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting is supported by written polices and guidelines, a program of internal audits, a written Code of Conduct applicable to all Company directors and all officers and employees of the Company, and quarterly written representations obtained from business unit leaders and key financial associates.

     Because of the inherent limitations of internal control over financial reporting, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control– Integrated Framework. Based on this assessment, management believes that, as of December 31, 2004, the Company’s internal control over financial reporting is effective.

     The Company’s independent registered public accounting firm has audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, as stated in their report appearing below, which expresses unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004.

Derek V. Smith	Doug C. Curling
Chief Executive Officer	Chief Operating Officer

Steven W. Surbaugh	David E. Trine
Chief Financial Officer	Treasurer and Corporate Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
ChoicePoint 2004 Annual Report

To the Board of Directors and Shareholders
of ChoicePoint Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that ChoicePoint Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2004 of the Company and our reports dated March 11, 2005 expressed unqualified opinions on those financial statements and financial statement schedule.

Atlanta, Georgia
March 11, 2005

Report of Independent Registered Public Accounting Firm
ChoicePoint 2004 Annual Report

To the Board of Directors and
Shareholders of ChoicePoint Inc.:

We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 3, these consolidated financial statements have been revised to include the disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002.

     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Atlanta, Georgia
March 11, 2005

Consolidated Statements of Income
ChoicePoint 2004 Annual Report

(In thousands, except per share data)
Year Ended December 31,	2004	2003	2002
Service revenue	$884,433	$750,351	$690,803
Reimbursable expenses (Note 3)	34,280	45,395	38,520

Total revenue	918,713	795,746	729,323

Costs and expenses:
Cost of service revenue	457,842	402,148	360,131
Reimbursable expenses	34,280	45,395	38,520
Selling, general, and administrative	184,813	138,701	140,808
Other operating charges (Note 10)	—	30,942	7,342

Total costs and expenses	676,935	617,186	546,801

Operating income	241,778	178,560	182,522
Interest expense, net	2,948	3,061	7,772

Income from continuing operations before income taxes	238,830	175,499	174,750
Provision for income taxes	90,875	67,391	67,078

Income from continuing operations	147,955	108,108	107,672
Income from discontinued operations, net of tax (Note 4)	—	991	6,571
Gain on sale of discontinued operations, net of tax (Note 4)	—	32,893	—

Income before cumulative effect of change in accounting principle	147,955	141,992	114,243
Cumulative effect of change in accounting principle, net of tax (Note 3)	—	—	(24,416)

Net income	$147,955	$141,992	$89,827

Earnings per share (Notes 3 and 7)
Basic:
Income from continuing operations	$1.69	$1.26	$1.28
Income from discontinued operations, net	—	0.01	0.08
Gain on sale of discontinued operations, net	—	0.38	—

Income before cumulative effect of change in accounting principle	1.69	1.65	1.36
Cumulative effect of change in accounting principle, net	—	—	(0.29)

Net income	$1.69	$1.65	$1.07

Diluted:
Income from continuing operations	$1.62	$1.21	$1.21
Income from discontinued operations, net	—	0.01	0.07
Gain on sale of discontinued operations, net	—	0.37	—

Income before cumulative effect of change in accounting principle	1.62	1.58	1.28
Cumulative effect of change in accounting principle, net	—	—	(0.27)

Net income	$1.62	$1.58	$1.01

Weighted average shares – basic	87,502	85,957	84,313
Dilutive effect of stock options	3,803	3,729	4,881

Weighted average shares – diluted	91,305	89,686	89,194

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
ChoicePoint 2004 Annual Report

(In thousands, except par values)
December 31 ,	2004	2003
Assets
Current assets:
Cash and cash equivalents	$1,577	$23,410
Accounts receivable, net of allowance for doubtful accounts of $5,128 in 2004 and $5,450 in 2003	186,629	153,661
Deferred income tax assets	—	9,160
Other current assets	30,171	17,721

Total current assets	218,377	203,952

Property and equipment, net	68,224	56,968
Goodwill	824,904	645,172
Other acquisition intangible assets	95,511	47,081
Deferred income tax assets	—	871
Other	80,460	67,240

Total assets	$1,287,476	$1,021,284

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt and current maturities of long-term debt	$50,083	$50,194
Accounts payable	39,421	31,823
Accrued salaries and bonuses	33,332	34,480
Deferred income taxes	946	—
Other current liabilities	99,886	61,984

Total current liabilities	223,668	178,481

Long-term debt, less current maturities	17	1,835
Postretirement benefit obligations	28,850	30,815
Deferred income taxes	26,115	—
Other long-term liabilities	25,167	19,658

Total liabilities	303,817	230,789

Commitments and contingencies (Note 9)
Shareholders’ equity:
Preferred stock, $0.01 par value; 10,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.10 par value; shares authorized - 400,000; issued - 89,426 in 2004 and 87,748 in 2003	8,943	8,775
Paid-in capital	418,773	374,929
Retained earnings	577,734	429,779
Accumulated other comprehensive loss, net	(1,317)	(2,589)
Treasury stock, at cost, 1,194 shares in 2004 and 1,193 shares in 2003	(20,474)	(20,399)

Total shareholders’ equity	983,659	790,495

Total liabilities and shareholders’ equity	$1,287,476	$1,021,284

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
ChoicePoint 2004 Annual Report

					Accumulated
					Other
	Comprehensive	Common	Paid-in	Retained	Comprehensive	Treasury
(In thousands)	Income	Stock	Capital	Earnings	Loss, Net	Stock	Total

Balance, December 31, 2001		$8,450	$297,612	$197,960	$(3,635)	$(15,566)	$484,821

Net income	$89,827	—	—	89,827	—	—	89,827
Change in fair value of derivatives, net of deferred taxes of $503	754	—	—	—	754	—	754

Comprehensive income	$90,581

Restricted stock plans, net		(9)	2,791	—	—	—	2,782
Stock options exercised		214	25,050	—	—	—	25,264
Common stock redeemed		—	—	—	—	(814)	(814)
Tax benefit of stock options exercised		—	19,973	—	—	—	19,973

Balance, December 31, 2002		8,655	345,426	287,787	(2,881)	(16,380)	622,607

Net income	$141,992	—	—	141,992	—	—	141,992
Change in fair value of derivatives, net of deferred taxes of $166	249	—	—	—	249	—	249
Other	43	—	—	—	43	—	43

Comprehensive income	$142,284

Restricted stock plans, net		6	3,659	—	—	—	3,665
Stock options exercised		114	16,180	—	—	—	16,294
Common stock redeemed		—	—	—	—	(99)	(99)
Stock purchased by employee benefit trusts, net		—	22	—	—	(3,920)	(3,898)
Tax benefit of stock options exercised		—	9,642	—	—	—	9,642

Balance, December 31, 2003		8,775	374,929	429,779	(2,589)	(20,399)	790,495

Net income	$147,955	—	—	147,955	—	—	147,955
Change in fair value of derivatives, net of deferred taxes of $823	1,235	—	—	—	1,235	—	1,235
Other	37	—	—	—	37	—	37

Comprehensive income	$149,227

Restricted and other stock plans, net		6	4,891	—	—	—	4,897
Stock options exercised		162	23,271	—	—	—	23,433
Common stock redeemed		—	—	—	—	(151)	(151)
Stock distributed by employee benefit trusts						76	76
Tax benefit of stock options exercised		—	15,682	—	—	—	15,682

Balance, December 31, 2004		$8,943	$418,773	$577,734	$(1,317)	$(20,474)	$983,659

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
ChoicePoint 2004 Annual Report

(In thousands)
Year Ended December 31,	2004	2003	2002
Cash flows from operating activities:
Net income	$147,955	$141,992	$89,827
Cumulative effect of change in accounting principle, net of tax	—	—	24,416
Income from discontinued operations, net of tax	—	(991)	(6,571)
Gain on sale of discontinued operations, net of tax		(32,893)	—

Income from continuing operations	147,955	108,108	107,672
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	61,346	53,120	44,850
Non-cash components of other operating charges	—	21,164	5,405
Compensation recognized under employee stock plans, net	4,897	3,665	2,782
Tax benefit of stock options exercised	15,682	9,642	19,040
Gain on sale of minority investment	(4,049)	—	—
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
Accounts receivable, net	(22,841)	(14,179)	(10,497)
Other current assets, excluding income taxes	(9,453)	4,703	3,571
Deferred income taxes	30,730	8,859	10,039
Estimated income taxes	10,728	(3,102)	(9,567)
Current liabilities, excluding debt and income taxes	7,582	9,109	(6,769)
Other long-term liabilities, excluding debt	5,543	(6,802)	(7,812)

Net cash provided by continuing operations	248,120	194,287	158,714

Net cash provided (used) by discontinued operations	500	(38,609)	10,036

Cash flows from investing activities:
Acquisitions, net of cash acquired	(229,314)	(93,567)	(186,990)
Cash proceeds from sale of businesses and minority investments	3,549	87,000	650
Additions to property and equipment, net	(28,255)	(20,645)	(19,796)
Additions to other assets, net	(37,783)	(21,286)	(29,207)

Net cash used by investing activities	(291,803)	(48,498)	(235,343)

Cash flows from financing activities:
Payments on Former Credit Facilities	(70,000)	(153,000)	(195,000)
Borrowings under Former Credit Facilities	70,000	58,000	135,000
Payments on Receivables Facility	(70,000)	(35,000)	—
Borrowings under Receivables Facility	70,000	—	85,000
Payments on other debt, net	(2,008)	(426)	(1,531)
Changes in stock held by employee benefit trusts, net	76	(3,898)	—
Redemption of common stock	(151)	(99)	(814)
Proceeds from exercise of stock options	23,433	16,294	25,264

Net cash provided (used) by financing activities	21,350	(118,129)	47,919

Net decrease in cash and cash equivalents	(21,833)	(10,949)	(18,674)
Cash and cash equivalents, beginning of year	23,410	34,359	53,033

Cash and cash equivalents, end of year	$1,577	$23,410	$34,359

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
ChoicePoint 2004 Annual Report

1 Nature of Operations

ChoicePoint Inc. (NYSE: CPS), a Georgia corporation (“ChoicePoint” or the “Company”), is the leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. Serving the needs of business, government, non-profit organizations and consumers, ChoicePoint works to create a safer and more secure society through the responsible use of information.

     ChoicePoint’s businesses are focused on four primary markets – Insurance Services, Business Services, Government Services and Marketing Services.

     The Insurance Services group provides information products and services used in the underwriting and claims processes by property and casualty (“P&C”) insurers. Major offerings to the personal lines P&C market include claims history data, motor vehicle records (“MVR”), accident report records, credit information and modeling services. Additionally, ChoicePoint provides customized policy rating and issuance software and business outsourcing services to the commercial insurance market. Prior to the divestiture of our CP Commercial Specialists (“CPCS”) business in February 2003 (Note 4), ChoicePoint also provided property inspections and audits to the commercial insurance market.

     The Business Services group provides information products and services to Fortune 1000 corporations, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, non-profit organizations, small businesses and consumers. Major offerings include employment background screenings and drug testing administration services, public filing searches, vital record services, credential verification, due diligence information, Uniform Commercial Code searches and filings, authentication services, tenant screening services, mortgage fraud credentialing services and people and shareholder locator information searches. Subsequent to December 31, 2004 and in response to the illegal data access issues and related matters (Note 14), ChoicePoint announced that it will discontinue the sale of certain services offered by its Business Services group.

     Industry leading data, analytical and platform tools enable the Government Services group to provide information products and services to federal, state and local governmental and law enforcement agencies. Major offerings include DNA identification services, background screenings and drug testing administration services, public filing searches, credential verification, authentication services, data visualization, analytics and data integration services. Subsequent to December 31, 2004 and as a result of the Company’s acquisition of i2 Limited, a Cambridge, UK-based provider of visual investigative and link analysis software (Note 4), ChoicePoint expanded its offering of non-data related services into international markets.

     The Marketing Services group provides direct marketing services to Fortune 1000 corporations, insurance companies and financial institutions. Marketing Services offers a full complement of products, including data, analytics, teleservices, database and campaign management services, as well as print, Web and fulfillment services.

2 Basis of Presentation

ChoicePoint Inc. was established through the combination of the businesses that comprised the Insurance Services Group of Equifax Inc. (“Equifax”) within a separate company and the subsequent spinoff on August 8, 1997 (the “Spinoff”) of the Company’s outstanding stock by Equifax as a stock dividend to the shareholders of Equifax.

     The consolidated financial statements include the accounts of ChoicePoint and its subsidiaries. All material transactions and balances between entities included in the consolidated financial statements have been eliminated.

3 Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Earnings Per Share (“EPS”) – In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share,” the Company has computed basic EPS and diluted EPS (using the treasury stock method). Options outstanding to purchase approximately 716,000, 2.5 million, and 900,000 shares of common stock at December 31, 2004, 2003 and 2002, respectively, were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market prices of the Company’s common shares during the applicable year (Note 7).

Reclassifications – Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenue – ChoicePoint recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence that an agreement exists, prices are fixed or determinable, services and products are provided to the customer, and collectibility is reasonably assured. The Company reduces revenue for estimated volume discounts and other allowances. The Company also records deferred revenue primarily related to

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

payments received in advance or revenue being earned under software licensing, maintenance and support and other contractual agreements. Deferred revenue included in other current liabilities totaled $32.0 million as of December 31, 2004 and $15.1 million as of December 31, 2003. In addition to the general policy discussed above, the following are the specific revenue recognition policies for our major business lines and for multiple-element arrangements:

Information Services – Revenue for the P&C personal lines, public filing searches, employment background screening and drug testing, vital records and other services in the Business Services segment is generally earned on a transactional basis and recognized as the services are delivered. Revenue from non-transaction-based arrangements such as subscription licenses and fixed fee arrangements is recognized over the period in which the customer is using the service. Provisions for bad debts and volume discounts are recognized during the period in which they are estimable and applicable, respectively.

Marketing Services – Revenues in our teleservices, print and data fulfillment services are recognized when projects are completed and delivered (typically within one month) in accordance with contractual terms. Certain database management services in our Marketing Services segment represent hosting arrangements. The contracts for these services are in essence a periodic service agreement to provide database services to a specific customer. The revenues and certain up-front costs related to these hosting arrangements are recognized ratably over the term of the agreement in accordance with SAB 104, “Revenue Recognition in Financial Statements,” and Emerging Issues Task Force (“EITF”) Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware.”

Software Services – Software revenues for the Company’s Insurance Services segment are generated primarily by transactions that include multiple-element arrangements encompassing licensing software systems (consisting of software and maintenance support) and providing professional services. ChoicePoint allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for maintenance and support services, is additionally measured by the renewal rare offered to the customer. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with its revenue recognition policy for such element. If the fair value of any undelivered element included in bundled software and service arrangements cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the residual method is used to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

In some instances, perpetual software license arrangements require significant customization. These arrangements are accounted for under the percentage of completion method based on estimates of the extent of progress toward completion. The Company estimates the percentage of completion on contracts on a monthly basis utilizing estimated remaining hours to complete as a percentage of total estimated hours to complete the project. Changes in estimates to complete and revisions in overall profit estimates are recognized in the period in which they are determined.

Government Contracts – Certain of the Company’s government contracts may have cancellation or pricing provisions or renewal clauses that are required by law, such as those dependent upon fiscal funding outside of a governmental unit’s control, that it can be cancelled if deemed in the taxpayer’s best interest and that it may be subject to limitations under statutes. ChoicePoint considers multiple factors, including the history with the customer in similar transactions, the “essential use” of the service and the planning, budgeting and approval processes undertaken by the governmental entity. If the Company determines that the likelihood of non-acceptance in these arrangements is remote, revenue is recognized once all of the criteria described above have been met. If such a determination cannot be made, revenue is recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity.

Pass-through Expense – The Company records certain revenue on a net basis since it has in essence “earned a commission or fee” for arranging the delivery of a service ordered by a customer from a specified vendor and is not the primary obligor under the provisions of EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Motor vehicle records registry revenue (the fee charged by states for motor vehicle records) and other fixed costs that are passed on by ChoicePoint to its customers (“pass-through expense”) are excluded from revenue and recorded as a reduction to cost of service revenue in the Consolidated Financial Statements. The incidental fee charged by ChoicePoint to provide this delivery service is reported as revenue. For the twelve months ended December 31, pass-through expense was $644.7 million in 2004, $597.6 million in 2003 and $491.7 million in 2002.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

Reimbursable Expenses - During 2002, the Company began applying the consensus reached in EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” which requires the presentation of reimbursed out-of-pocket expenses on a gross basis as revenues and expenses. As required, the Company reclassified prior periods presented to comply with the guidance in EITF 01-14. The application of EITF 01-14 had no impact on operating income, net income or earnings per share. Reimbursed materials, shipping and postage charges in the Company’s Marketing Services segment for the twelve months ended December 31, totaled $34.3 million in 2004, $45.4 million in 2003 and $38.5 million in 2002 and have been presented as revenues and expenses in the corresponding Consolidated Statements of Income.

Other - During 2004, the Company sold its minority investment in a small document management technology company that it invested in several years ago and recorded a pre-tax gain of approximately $4.0 million related to the sale. This gain was substantially offset by an increase in litigation expense accruals on an outstanding legal action that is related to the litigation addressed in Note 9 and costs related to the closure of certain operating facilities during the quarter.

Stock Options - As of December 31, 2004, the Company has stock-based employee compensation plans (Note 7). The Company accounts for these stock option plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations (“APB No. 25”). Accordingly, the Company does not recognize compensation cost in connection with these plans, as all options granted under these plans had an exercise price equal to the fair market value of ChoicePoint common stock on the date of grant. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensations,” and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. Furthermore, SFAS No. 148 requires more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The Company adopted SFAS No. 148 as of January 1, 2003 with respect to the disclosure requirements. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations. Accordingly, the Company does not recognize compensation cost in connection with these plans, as all options granted under these plans had an exercise price equal to the market value of ChoicePoint common stock on the date of grant. If the Company had elected to apply the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee compensation, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table (in thousands, except per share information). The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model. During the second quarter of 2004, the Company adjusted the pro forma stock-based compensation expense to reflect the impact of actual forfeitures as compared to original estimates.

Year Ended December 31,	2004	2003	2002

Net income, as reported	$147,955	$141,992	$89,827
Deduct:
Total stock-based employee compensation expense determined under fair value based method for stock option awards, net of related tax effects	8,456	13,154	15,360

Pro forma net income	$139,499	$128,838	$74,467

Earnings per share:
Basic – as reported	$1,69	$1.65	$1.07
Basic – pro forma	1.59	1.50	0.88

Diluted – as reported	$1,62	$1.58	$1.01
Diluted – pro forma	1.53	1.45	0.85

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

Year Ended December 31,	2004	2003	2002

Dividend yield	0%	0%	0%
Expected volatility	32%	33%	33%
Risk-free interest rate	2.8%	2.8%	4.4%
Expected life in years	3.82	4.23	4.77
Weighted average fair value of options granted	$11.50	$10.00	$14.31

     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” which requires companies to apply a fair value method of measurement for all share-based payment transactions with employees, including stock options, and to recognize these transactions in the financial statements effective July 1, 2005. The Company has the option to only apply the SFAS No. 123(R) to all grants after the effective date and to any unvested portion of grants issued prior to the effective date (“Modified Prospective Application”) or to apply the statement retroactively to either 1) periods in 2005 prior to the effective date or 2) all prior years (“Modified Retrospective Application”). The Company is currently evaluating its application options and anticipates that the impact of the adoption of SFAS No. 123(R) will be a reduction of net income after tax of approximately $ 11 million or a reduction of $0.11 per share on an annual basis.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

Property and Equipment – Property and equipment at December 31, 2004 and 2003 consisted of the following (in thousands):

December 31,	2004	2003

Land, buildings, and improvements	$25,218	$23,541
Data processing equipment and furniture	162,407	143,726
Less accumulated depreciation	(119,401)	(110,299)

	$68,224	$56,968

     The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 30 to 40 years for buildings; useful lives, not to exceed lease terms, for leasehold improvements; three to eight years for data processing equipment and eight to ten years for furniture.

Goodwill – The Company accounts for acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase based on internal evaluations which are subject to change based on the final resolutions of acquired asset valuations.

     In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” effective July 1, 2001 and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for the Company on January 1, 2002. SFAS No. 142 requires companies to cease amortizing goodwill that existed on December 31, 2001. SFAS No. 142 also broadens the criteria for recording intangible assets separate from goodwill and establishes a new method of testing goodwill impairment whereby goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As a result of the adoption of these accounting standards, certain intangibles were subsumed into goodwill and amortization of these assets and goodwill was discontinued effective January 1, 2002. Upon completion of our analysis for goodwill impairment in the second quarter of 2002 in accordance with the adoption of SFAS No. 142, ChoicePoint recorded a non-cash charge of $39.1 million ($24.4 million net of taxes of $14.7 million) to reduce the carrying value of its goodwill retroactive to January 1,2002. Such charge is reflected as a cumulative effect of change in accounting principle in the accompanying Consolidated Statements of Income. In calculating the goodwill impairment charge, the fair value of the impaired reporting units was estimated using a discounted cash flow methodology. This impairment charge is due to increased competition and pricing pressures and relates primarily to the 1998 acquisition of EquiSearch Services, Inc. and the Internet business acquired as part of the DBT Online, Inc. merger in May 2000, both of which are included in Business Services segment. The Company also completed its annual goodwill impairment reviews as of October 31, 2004 and October 31, 2003. No additional impairment charge was recorded as a result of these reviews.

     A summary of the change in goodwill during the years ended December 31, 2004 and 2003, by business segment, is as follows:

	Net Goodwill at	Acquisitions		Net Goodwill at
(In thousands)	December 31, 2003	& Adjustments	Divestiture	December 31, 2004

Insurance Services	$48,036	$26,786	$—	$74,822
Business Services	397,298	81,274	—	478,572
Government Services	9,084	71,521	—	80,605
Marketing Services	190,754	151	—	190,905

Total	$645,172	$179,732	$—	$824,904

	Net Goodwill at	Acquisitions		Net Goodwill at
(In thousands)	December 31, 2002	& Adjustments	Divestiture	December 31, 2003

Insurance Services	$45,659	$13,206	$(10,829)	$48,036
Business Services	345,680	51,618	—	397,298
Government Services	9,084	—	—	9,084
Marketing Services	178,185	12,569	—	190,754

Total	$578,608	$77,393	$(10,829)	$645,172

Other Acquisition Intangible Assets – Other acquisition intangibles, excluding trademarks/tradenames, are being amortized on a straight-line basis over two to ten years for customer relationships, three to twenty years for purchased data files, one to five years for software, one to seven years for non-compete agreements and three to eleven years for other intangible assets. Amortization expense was $ 14.8 million for 2004, $9.5 million for 2003 and $6.1 million for 2002. Estimated amortization expense for the next five years is $19.6 million for 2005, $17.2 million for 2006, $12.9 million for 2007, $9.9 million for 2008 and $6.7 million for 2009. Other Acquisition Intangible Assets at December 31, 2004 and 2003 consisted of the following:

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

	2004			2003

		Accumulated			Accumulated
(In thousands)	Gross	Amortization	Net	Gross	Amortization	Net

Customer relationships	$45,362	$(14,906)	$30,456	$36,918	$(7,288)	$29,630
Purchased data files	35,499	(2,973)	32,526	2,107	(945)	1,162
Software	14,800	(10,755)	4,045	15,050	(11,210)	3,840
Non-compete agreements	15,007	(4,441)	10,566	10,141	(2,471)	7,670
Trademarks/tradenames	10,600	—	10,600	3,500	—	3,500
Other intangible assets	15,338	(8,020)	7,318	8,687	(7,408)	1,279

Total	$136,606	$(41,095)	$95,511	$76,403	$(29,322)	$47,081

Other Assets – Other assets at December 31, 2004 and 2003 consisted of the following:

(In thousands) December 31,	2004	2003

Software and databases developed for internal use, net	$56,705	$46,322
Purchased software, net	17,739	13,304
Other	6,016	7,614

	$80,460	$67,240

     For the years ended December 31, costs of software and databases developed for internal use of approximately $25.6 million in 2004, $13.2 million in 2003 and $19.3 million in 2002 were capitalized and are included in software and databases developed for internal use, net. The amounts capitalized include certain direct costs, including independent contractor and payroll costs in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Other assets are being amortized on a straight-line basis primarily over three to five years. Accumulated amortization was $79.6 million as of December 31, 2004 and $59.3 million as of December 31, 2003.

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

Depreciation and Amortization Expense – Depreciation and amortization expense from continuing operations for 2004, 2003 and 2002 consisted of the following:

(In thousands)
Year Ended December 31,	2004	2003	2002

Property and equipment	$21,174	$21,205	$19,366
Other acquisition intangibles	14,824	9,539	6,133
Software and databases developed for internal use	15,908	13,680	10,093
Purchased software	7,355	6,349	6,293
Other assets	2,085	2,347	2,965

Total	$61,346	$53,120	$44,850

Consolidated Statements of Cash Flows – The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.

     The tax payments made by ChoicePoint were approximately $36.7 million in 2004 ($32.4 million net of refunds), $81.8 million in 2003 and $43.7 million in 2002. Interest paid on debt totaled $2.9 million in 2004, $3.1 million in 2003 and $8.5 million in 2002.

     In 2004, 2003 and 2002, the Company acquired various businesses that were accounted for as purchases (Note 4). In conjunction with these transactions, liabilities were assumed as follows:

(In thousands)
Year Ended December 31 ,	2004	2003	2002

Fair value of assets acquired	$274,034	$102,779	$201,058
Cash paid for acquisitions	242,219	94,644	192,582

Liabilities assumed	$31,815	$8,135	$8,476

Financial Instruments and Derivatives – The Company’s financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

     The Company’s derivative financial instruments are accounted for under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. Such derivatives at December 31, 2004 and 2003 consist of interest rate swap agreements (Note 5) entered into to limit the effect of changes in LIBOR (a benchmark interest rate) on the Company’s LIBOR-based payments, including the synthetic leases. Amounts currently due to or from interest rate swap counterparties are recorded in expense in the period in which they accrue. The Company measures all derivatives at fair value and recognizes them in the Consolidated Balance Sheet as an asset or liability, depending on ChoicePoint’s rights or obligations under the applicable derivative contract. ChoicePoint’s only derivative instruments are swap agreements which have been designated as cash flow hedges to hedge the variability in expected future interest payments on a portion of the Company’s LIBOR-based payments and, as such, the effective portions of changes in fair value are reported in cumulative other comprehensive loss and are subsequently reclassified into earnings when the hedged item affects earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting treatment. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements was a liability of $2.3 million as of December 31, 2004 and $4.4 million at December 31, 2003 which has been recorded net of taxes in accumulated other comprehensive loss in the Consolidated Financial Statements. There was no impact on earnings related to swap agreements in 2002, 2003 or 2004.

Other New Accounting Pronouncements – In January 2003, the FASB issued FIN 46, which addresses consolidation of business enterprises of variable interest entities (“VIE”) and requires companies with a controlling financial interest in a VIE to include the assets, liabilities and results of activities of the VIE in the consolidated financial statements of the company. FIN 46 was effective immediately for VIEs created after January 31, 2003 and was effective for the quarter ending June 30, 2003 for all VIEs that existed prior to January 31, 2003. The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. During the second quarter of 2003, the Company modified its $48 million synthetic lease to, among other things, continue to qualify for off-balance sheet treatment in accordance with the provisions of FIN 46 (Note 5). In December 2003, the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions were applicable no later than the first reporting period ending after March 15, 2004. The adoption of FIN 46-R did not have an effect on the Company’s operating results or financial position.

     In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures About Pensions and Other Post Retirement Benefits,” which revises employers’ disclosures about pension and other postretirement benefit plans to provide additional information so that users can develop a clearer picture regarding the status and health of a company’s plan. Certain of the provisions of SFAS No. 132 are effective for fiscal years ending on or after December 15, 2003, and have been adopted by the Company (see Note 8).

     In May 2004, the FASB issued Staff Position FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003,” which requires additional disclosures for employers that sponsor postretirement health care plans that provide prescription drug benefits that are impacted by this act. The disclosure requirements of this Staff Position do not apply to the Company.

     In December 2004, the FASB issued two Staff Position FAS’ that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) that was signed into law on October 22, 2004. The Jobs Creation Act could affect how companies report their deferred income tax balances. In Staff Position FAS 109-1, the FASB concludes that the tax relief (special tax deduction for domestic manufacturing) from the Jobs Creation Act should be accounted for as a “special deduction” instead of a tax rate reduction. Staff Position FAS 109-2 gives a company additional time to evaluate the effects of the Jobs Creation Act on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, “Accounting for Income Taxes.” However, a company must provide certain disclosures if it chooses to utilize the additional time granted by the FASB. These Staff Positions do not apply to the Company.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This Statement amends the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” APB 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

Management believes that SFAS No. 153 will have no significant effect on the financial position, results of operations, and cash flows of the Company.

4 Acquisitions and Divestitures

Acquisitions – During 2004, 2003 and 2002, the Company acquired either stock or assets of the following businesses:

Business	Date Acquired	Segment

USAHire, LLC	December 2004	Business Services
Priority Data Systems, Inc.	December 2004	Insurance Services
InsurQuote, Inc.	October 2004	Insurance Services
AIG Technologies, Inc.	August 2004	Insurance Services
Investigation Technologies, LLC d/b/a Rapsheets	May 2004	Business Services
Service Abstract Corp.	April 2004	Business Services
ADREM Profiles, Inc., Government Business Services, LLC and Advance Information Resources Corporation	April 2004	Business Services
Charles Jones, LLC and Superior Information Services, LLC	April 2004	Business Services
iMapData.com, Inc.	February 2004	Government Services
Templar Corporation	February 2004	Government Services
CITI NETWORK, Inc. d/b/a Applicant Screening and Processing	October 2003	Business Services
Bridger Systems, Inc.	September 2003	Business Services
insuranceDecisions, Inc.	September 2003	Insurance Services
TML Information Services, Inc.	August 2003	Insurance Services
Identico Systems, LLC	July 2003	Business Services
Mortgage Asset Research Institute, Inc.	June 2003	Business Services
The List Source, Inc. d/b/a Kramer Lead Marketing Group	January 2003	Marketing Services
National Data Retrieval, Inc.	January 2003	Business Services
Accident Report Services, Inc.	December 2002	Insurance Services
Vital Chek Network, Inc.	December 2002	Business Services
Resident Data, Inc.	October 2002	Business Services
L&S Report Service, Inc.	July 2002	Insurance Services
Total eData Corporation	April 2002	Marketing Services
Experian Information Solutions, Inc. (marketing and list extraction and reporting businesses)	January 2002	Marketing Services

     The acquisitions above were accounted for as purchases, and the results of operations from these acquisitions are included in ChoicePoint’s consolidated results from the date acquired.

     In 2004, the Company acquired either the stock or assets of the following companies: the Templar Corporation, a provider of advanced and secure information technology solutions based in Alexandria, Virginia; iMapData.com, Inc., an information and analytics company with powerful data visualization capabilities, based in Tysons Corner, Virginia; Superior Information Services, LLC, located in Trenton, New Jersey and Service Abstract Corp., located in Nanuet, New York, both of which are providers of public filings information including liens and judgments in the Northeast U.S.; Charles Jones, LLC, a leading supplier of New Jersey title and property lien searches, located in Trenton, New Jersey; ADREM Profiles, Inc., Government Business Services, LLC and Advance Information Resources Corporation, pre-employment screening services companies located in Tampa, Florida; Investigation Technologies, LLC, d/b/a/ Rapsheets, an electronic criminal records provider, located in Memphis, Tennessee; AIG Technologies, Inc., a software and software maintenance provider located in Livingston, New Jersey; InsurQuote, Inc., a leading provider of insurance rating solutions to the property and casualty carrier markets located in Orem, Utah; Priority Data Systems, Inc, a provider of comparative rating software solutions to the independent insurance agency market located in Omaha, Nebraska; and USAHire, LLC, an applicant screening software provider located in Charlotte, North Carolina. These acquisitions extend ChoicePoint’s current product and service offerings in Insurance Services, Business Services and Government Services. One of these acquisitions is subject to a potential additional earnout for the period ending December 2004 if certain financial targets are met. The calculations related to this potential earnout are required to be completed by April 30, 2005 and are not expected to be material to the consolidated financial statements of ChoicePoint. As of December 31, 2004, no additional earnout had been paid.

     2004 acquisitions had an aggregate purchase price of $242.2 million that was paid in cash, $179.7 million was allocated to goodwill, of which approximately $82.4 million is fully deductible for tax purposes, and $63.3 million to other acquisition intangible assets as follows based on preliminary allocations:

		Weighted Average
(In thousands)	Amount	Amortization Period

Purchased data files	$33,390	thirteen years
Customer relationships	8,448	five years
Software	2,750	three years
Technology	6,650	four years
Trademark/tradename	7,100	indefinite life asset
Noncompete agreements	4,916	six years

Total	$63,254

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

     In 2003, the Company acquired National Data Retrieval, Inc., one of the nation’s leading providers of public filings information for bankruptcies, civil judgments, and federal and state tax liens based in Alpharetta, Georgia; The List Source, Inc. d/b/a Kramer Lead Marketing Group, a marketing company servicing the life and health insurance and financial services markets based in Dallas, Texas; Mortgage Asset Research Institute, Inc., which operates databases that help monitor and identify fraud, misrepresentation and misconduct in the mortgage industry based in Reston, Virginia; Identico Systems, LLC, a real-time provider of customer identity verification via face-to-face transactions at the point of sale based in Nashua, New Hampshire; CITI NETWORK, Inc. d/b/a Applicant Screening and Processing, a tenant screening company based in Orlando, Florida and certain assets of TML Information Services, Inc., a provider of MVRs in the insurance industry based in Forest Hills, New York; Bridger Systems, Inc., which assists customers with their compliance with OFAC, the USA PATRIOT Act and other requirements based in Bozeman, Montana and insurance Decisions, Inc., a provider of full service claims administration applications to the insurance industry based in Ridgefield, Connecticut. These acquisitions extend ChoicePoint’s current product and service offerings in Insurance Services, Marketing Services and Business Services.

     2003 acquisitions had an aggregate purchase price of $94.6 million which was paid in cash, $77.4 million was allocated to goodwill, substantially all of which is expected to be fully deductible for tax purposes, and $20.0 million to other acquisition intangible assets as follows:

		Weighted Average
(In thousands)	Amount	Amortization Period

Customer relationships	$16,380	five years
Purchased data files	1,529	eight years
Software	1,018	five years
Other intangible assets	688	eleven years
Trademark/tradename	200	indefinite life asset
Noncompete agreements	190	five years

Total	$20,005

     On December 2, 2002, ChoicePoint acquired 100 percent of the outstanding common stock of Vital Chek Network, Inc. and Vital Chek Network of Canada, Inc. (collectively, “VitalChek”). The results of VitalChek’s operations have been included in the consolidated financial statements since that date. VitalChek has been assigned to the Business Services segment. VitalChek is a provider of proprietary technology and data management services that facilitate the remote ordering of certified birth, death, marriage, and divorce certificates, and is based in Nashville, Tennessee. As a result of the acquisition, ChoicePoint extended its current product and services offerings that help verify a person’s identity to include the birth certificates that often begin the process.

     The purchase price was $120.0 million in an initial cash payment with an additional earnout ending June 30, 2006 if VitalChek exceeds certain financial targets. As of December 31, 2004, no additional earnouts had been paid. The following table summarizes the fair values of assets acquired and liabilities assumed (in thousands):

Current assets	$4,231
Property, plant and equipment, net	1,176
Goodwill	105,184
Other acquisition intangible assets	12,300
Other assets	765

Total assets acquired	123,656

Current liabilities	3,045
Other long-term liabilities	611

Total liabilities assumed	3,656

Net assets acquired	$120,000

     The goodwill listed above is fully deductible for tax purposes. Of the $12.3 million of acquired intangible assets, $8.7 million was assigned to non-compete agreements that will have a useful life of seven years, $1.6 million was assigned to software that will have a useful life of three years and $2.0 million was assigned to trademarks/tradenames that will have an indefinite life.

     The Company’s unaudited 2002 pro forma combined historical results as of December 31, as if VitalChek had been acquired at the beginning of 2002, are estimated to be:

(In thousands, except per share information)	2002

Revenue	$751,196
Income from continuing operations	107,049
Income before cumulative effect of change in accounting principle	113,620
Net income	89,204
EPS, basic	$1.06
EPS, diluted	$1.00

     Also in 2002, the Company acquired the insurance market on-line consumer credit reporting, marketing and pre-screen list extract services of Experian Information Solutions, Inc., based in Chicago, Illinois; Total eData Corporation, an e-mail database company based in Little Rock, Arkansas; Resident Data, Inc., a residential screening services provider to apartment management companies based in Richardson, Texas; and two accident report providers to the P&C insurance industry, L&S Report Service, Inc., based in Phoenix, Arizona, and Accident Report Services, Inc., based in Oklahoma City, Oklahoma.

     Excluding VitalChek, 2002 acquisitions had an aggregate purchase price of $72.6 million which was paid in cash, $59.8 million was allocated to goodwill, of which $30.9 million

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

is expected to be fully deductible for tax purposes, and $9.9 million to other acquisition intangible assets as follows:

		Weighted Average
(In thousands)	Amount	Amortization Period

Software	$1,500	three years
Trademark/tradename	1,300	indefinite life asset
Customer relationships	7,081	five years

	$9,881

     The allocation of purchase price to the assets and liabilities of certain acquisitions is preliminary and subject to change based on the resolutions of pre-acquisition contingencies. The remaining accrual of $2.2 million as of December 31, 2004 for transaction costs related to the above acquisitions, relates primarily to future payments under lease terminations and related office closure expenses. Certain of these acquisitions are subject to contingent payment agreements based on revenue and operating profit goals over the next two to three years. The Company will record goodwill related to these contingent payment agreements as goals are met and payments are reasonably estimable and probable.

     The pro forma effect of 2004, 2003 and 2002 purchased acquisitions, other than VitalChek, is not material individually or in the aggregate to the consolidated financial statements.

Subsequent Event – On January 4, 2005, ChoicePoint acquired the stock of i2 Limited (“i2”), a Cambridge, UK-based provider of visual investigative and link analysis software for intelligence, law enforcement, military and large commercial applications, which will be reported in our Government Services segment. The acquisition enhanced ChoicePoint’s analytics and distributions offerings and government market presence and marks the Company’s strategic expansion into international markets for non-data related services.

     The net purchase price was approximately $90.3 million ($105.3 million paid in cash, net of $15.0 million of cash included in i2’s opening balance sheet), which the Company financed with $100 million of borrowings under its unsecured revolving credit facility (see Note 5). The purchase of i2 also includes additional earnout provisions if i2 exceeds certain financial targets in 2005 or 2006. The following table summarizes a preliminary estimate of the fair values of assets acquired and liabilities assumed (in thousands):

Current assets	$25,513
Property and equipment, net	2,566
Goodwill	66,838
Other acquisition intangible assets	35,300
Other assets	15

Total assets acquired	130,232

Current liabilities	31,001
Long-term deferred tax liability	9,500

Total liabilities assumed	40,501

Net assets acquired	$89,731

     Of the $35.3 million of acquired intangible assets, $9.5 million was assigned to customer relationships which will have a useful life of 20 years, $18.1 million was assigned to software which will have a useful life of approximately five years and $7.7 million was assigned to trademarks/tradenames that will have an indefinite life.

Divestitures – In February 2003, the Company sold its CPCS business to New Mountain Capital, L.L.C. for $87.0 million in cash. The sale of CPCS was the culmination of ChoicePoint’s efforts to exit the highly manual, labor-intensive businesses that characterized the Company in its early days and focus on data and technology intensive solutions. CPCS is reported as a discontinued operation for all periods presented in the accompanying consolidated financial statements, and the operating results of CPCS through February 28, 2003, the date of sale, are reflected separately from the results of continuing operations. The gain on sale of CPCS is approximately $32.9 million net of taxes and includes transaction expenses of $9.4 million, which includes investment banker fees and severance and retention benefits. Summarized operating results and gain on sale for the two months ended February 28, 2003 and the year ended December 31, 2002 are as follows:

	Two Months Ended	Year Ended
(In thousands)	February 28, 2003	December 31, 2002

Total revenue	$11,234	$62,239

Income from operations before income taxes	$1,609	$10,710
Provision for income taxes	618	4,139

Income from discontinued operations, net of tax	$991	$6,571

Gain on sale of discontinued operations	$61,201	$—
Provision for income taxes	28,308	—

Gain on sale of discontinued operations, net of tax	$32,893	$—

5 Debt and Other Financing

Long-term debt at December 31, 2004 and 2003 was as follows:

(In thousands)
December 31,	2004	2003

Receivables Facility	$50,000	$50,000
Other long-term debt	—	1,970
Capital leases	100	59

	50,100	52,029
Less current maturities	(50,083)	(50,194)

	$17	$1,835

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

     On December 29, 2004, ChoicePoint entered into a $400 million unsecured multicurrency revolving credit facility (the “Credit Facility”) with a group of banks that extends through a termination date of December 29, 2009, is expandable to $500 million and bears interest at either a base rate as defined in the Credit Facility or LIBOR plus an applicable margin. The applicable margins range from 0.375% to 1.0% per annum based on ChoicePoint’s funded debt to EBITDA ratio. The Company also has a $25 million line of credit with a group of banks at prime rate which expires December 29, 2009. From May 10, 2002 through December 29, 2004, the Company had a $325 million unsecured revolving credit facility and prior to May 10, 2002, the Company had a $250 million unsecured revolving credit facility (the “Former Credit Facilities”) with a group of banks. There were no borrowings under the Credit Facility or line of credit as of December 31, 2004 or the Former Credit Facilities as of December 31, 2003.

     The Credit Facility contains covenants customary for facilities of this type. Such covenants include limitations, in certain circumstances, on the ability of the Company and its subsidiaries to (i) effect a change of control of the Company, (ii) incur certain types of liens, and (iii) transfer or sell assets. The Credit Facility also requires compliance with financial covenants, including (i) maximum funded debt to EBITDA and (ii) minimum interest coverage.

     In July 2001, the Company and certain of its subsidiaries entered into an agreement (the “Receivables Facility”) with a financial institution whereby it may sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The Receivables Facility permits the advance of up to $100 million on the sale of accounts receivable, may be extended in one-year terms and has been extended through June 2005. Due to certain contractual removal-of-accounts provisions, the Receivables Facility has been recorded as an on-balance sheet financing transaction in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Company believes the Receivables Facility provides a low cost of financing and is an additional source of debt capital with diversification from other alternatives. Net proceeds from the Receivables Facility were $50.0 million at December 31, 2004 and December 31, 2003. The average interest rate based on the terms of the Receivables Facility was approximately 2.8% at December 31, 2004 and approximately 1.5% at December 31, 2003.

     In 1997, the Company entered into a $25 million synthetic lease agreement for the Company’s headquarters building. Under the synthetic lease agreement, a third-party lessor purchased the property, paid for the construction and leased the building to the Company. In 2001, the Company entered into another synthetic lease agreement for up to $48 million to finance the construction of its new data center facility. Both leases expire in 2007, at which time the Company has the following options for each lease: renew the lease for an additional five years, purchase the building for the original cost or remarket the property. If the Company elects to remarket the properties, ChoicePoint must guarantee the lessor 80% to 85% of the original cost.

     The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $68.6 million at December 31, 2004 and $67.3 million at December 31, 2003 and the Company would have recorded additional depreciation expense for the year ended December 31 of approximately $2.2 million in 2004 ($1.4 million after tax), $1.7 million in 2003 ($1.0 million after tax) and $800,000 in 2002 ($500,000 after tax).

     At December 31, 2003, ChoicePoint had four interest rate swap agreements (the “Swap Agreements”) outstanding that reduce the impact of changes in the benchmark interest rate (LIBOR) on its LIBOR-based payments on the synthetic leases. One interest rate swap agreement has a notional amount of $25 million and matures in August 2007. The other three interest rate swap agreements have a total notional amount of $42 million, became effective May 2003 and mature in August 2007. These Swap Agreements involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. ChoicePoint has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on $67 million of the Company’s LIBOR-based payments. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties.

     Scheduled maturities of long-term debt subsequent to December 31, 2004 are as follows: $50.1 million in 2005 and $17,000 in 2006.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

6 Income Taxes

ChoicePoint accounts for any income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies.” The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. The provision for income taxes consists of the following:

(In thousands)
Year Ended December 31,	2004	2003	2002

Current:
Federal	$53,085	$78,029	$55,306
State	5,970	9,792	5,791

Total current	59,055	87,821	61,097

Deferred:
Federal	27,485	8,008	(4,744)
State	4,335	488	164

Total deferred	31,820	8,496	(4,580)

Total	$90,875	$96,317	$56,517

     The provision for income taxes is based solely upon income before income taxes in the United States. The provision for income taxes is reconciled with the federal statutory rate, as follows:

Year Ended December 31,	2004	2003	2002

Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.8	2.3	2.4
Other	0.3	1.1	1.0

Effective rate for continuing operations	38.1	38.4	38.4
Effective rate impact from discontinued operations	—	2.0	—
Effective rate impact for cumulative change in accounting principle	—	—	0.2

Overall effective rate	38.1%	40.4%	38.6%

     Components of the Company’s deferred income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

(In thousands)
December 31,	2004	2003

Deferred income tax assets:
Postretirement benefits	$12,520	$13,109
Reserves and accrued expenses	2,733	9,281
Employee compensation programs	11,405	10,149
Goodwill	—	2,896
Other	6,754	24,015

Total deferred income tax assets	33,412	59,450

Deferred income tax liabilities:
Purchased software, data files, technology, and other assets	(25,519)	(27,400)
Goodwill	(11,271)	—
Depreciation	(19,597)	(5,130)
Deferred expenses	(3,679)	(11,659)
Other	(407)	(5,230)

Total deferred income tax liabilities	(60,473)	(49,419)

Net deferred income tax (liabilities) assets	$(27,061)	$10,031

     Included in other current assets in the accompanying Consolidated Balance Sheets were income tax prepayments of $1.3 million at December 31, 2004 and prepayments of $13.1 million as of December 31, 2003, which were included in other current liabilities in the accompanying Consolidated Balance Sheets.

7 Shareholders’ Equity

Stock Split - On June 6,2002, ChoicePoint effected a four-for-three stock split in the form of a stock dividend for shareholders of record as of May 16, 2002. Share and per share data for all periods presented have been adjusted to reflect the split.

     Effective October 3, 2002, shareholders of the Company approved an amendment to the Articles of Incorporation to increase the authorized common stock of the Company from 100 million to 400 million shares.

Stock Options - On April 29, 2003, the shareholders of the Company approved the ChoicePoint Inc. 2003 Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for 3,500,000 shares of common stock that may be issued or transferred pursuant to awards, or in payment of dividend equivalents paid with respect to awards made under the plan. A variety of discretionary awards for employees and non-employee directors is authorized under the Omnibus Plan, including incentive or non-qualified stock options, restricted stock and deferred stock. The vesting of such awards may be conditioned upon either a specified period of time or the attainment of certain performance goals as determined by the Management Compensation & Benefits Committee of the Company’s Board of Directors. Option prices are generally set at the closing fair market prices as of the night before the date of

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

grant and option terms do not exceed ten years. In 2004, options for 1.4 million shares were granted at fair market value of the underlying stock under the Omnibus Plan with a weighted average option price of $38.84. A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows (shares in thousands):

December 31,	2004		2003		2002
		Avg.		Avg.		Avg.
	Shares	Price	Shares	Price	Shares	Price

Balance, beginning of year	12,121	$23.17	12,260	$21.44	11,840	$15.31
Granted	1,358	38.84	1,571	33.56	2,946	40.04
Canceled/forfeited	(233)	35.50	(547)	32.24	(327)	32.49
Exercised	(1,637)	15.28	(1,163)	14.71	(2,199)	11.67

Balance, end of year	11,609	$25.83	12,121	$23.17	12,260	$21.44

Exercisable at end of year	6,728	$17.29	7,128	$14.97	7,285	$13.82

The following table summarizes information about stock options outstanding at December 31, 2004 (shares in thousands):

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual Life	Exercise		Exercise
Range of Exercise Prices	Shares	in Years	Price	Shares	Price

$0.000 -$9.210	694	1.0	$4.44	694	$4.44
$9.211 -$13.815	1,753	2.9	10.36	1,753	10.36
$13.816-$18.420	1,226	3.9	13.99	1,226	13.99
$18.421 -$23.025	1,015	4.8	19.14	991	19.14
$23.026 -$27.630	1,528	5.9	25.98	1,434	25.98
$27.631 -$36.840	1,692	7.5	32.78	360	30.50
$36.841 -$41.770	2,946	7.9	38.86	208	38.79
$41.771 -$46.050	755	7.4	42.92	62	42.80

     On a periodic basis, certain key officers, employees and directors of ChoicePoint are granted restricted stock under the Omnibus Plan. During 2004, 136,000 shares were awarded with a weighted average market value at the date of grant of $38.52 per share. During 2003 and 2002, 209,500 and 63,834 shares were awarded under the Omnibus Plan and a predecessor plan with weighted average market values per share of $35.71 and $41.50, respectively. The market value of the restricted stock at the date of grant was recorded as paid-in capital, a component of shareholders’ equity and is being charged to expense over the vesting periods through April 2010. The compensation cost charged against income for restricted stock was $6.2 million in 2004, $5.4 million in 2003 and $5.9 million in 2002.

     The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. See Note 3 for the pro forma effect if the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123.

     Shareholder Rights Plan - On October 29, 1997, the Company’s board of directors adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan contains provisions to protect the Company’s shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of the ChoicePoint board of directors to fully represent shareholders’ interests. Pursuant to the Rights Plan, the ChoicePoint board of directors declared a dividend of one Share Purchase Right (a “Right”) for each outstanding share of the Company’s common stock as of November 14, 1997. The Rights will be represented by, and trade together with, the Company’s common stock. The Rights will separate upon passage of time in certain events including the acquisition of 15% or more of the Company’s common stock by a person or group of affiliated or associated persons (“Associated Persons”). The Rights will not become exercisable unless certain triggering events occur prior to expiration on November 14, 2007. Among the triggering events will be the acquisition of 20% or more of the Company’s common stock by Associated Persons. Unless previously redeemed by the ChoicePoint board of directors, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

a discounted price. The Rights will cause substantial dilution to a person or group that attempts to acquire ChoicePoint on terms not approved by the ChoicePoint board of directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of ChoicePoint to initiate such an acquisition through negotiation with the board of directors.

Grantor Trusts - ChoicePoint has established two grantor trusts which are used to purchase ChoicePoint common stock in the open market as previously approved by the board of directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $ 17.2 million representing 1.1 million shares of ChoicePoint common stock are reflected as treasury stock, at cost, in the December 31, 2004 consolidated balance sheet. Cash remaining in the grantor trusts of approximately $1.1 million at December 31, 2004 and December 31, 2003 are included in cash and cash equivalents in the accompanying consolidated balance sheets.

Treasury Stock - In addition to the common stock held in the grantor trusts, in accordance with the terms of the awards, ChoicePoint redeemed 3,900 shares of common stock in 2004 and 2,800 shares in 2003 at market price in consideration of the minimum tax obligations for restricted stock vestings at a total cost of $151,000 in 2004 and $99,000 in 2003.

8 Employee Benefits

401(k) Profit Sharing Plan - ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 75% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee’s contributions. The match made on eligible employee contributions was 58% for 2004, 61% for 2003 and 64% for 2002. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. The expense for the 401(k) profit sharing plan was $4.0 million in 2004, $3.3 million in 2003 and $4.8 million in 2002.

     As a result of the Spinoff, ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The expense recognized and amounts contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan was $1.4 million in 2004, $1.5 million in 2003 and $1.7 million in 2002.

Deferred Compensation Plan - ChoicePoint offers deferred compensation plans to directors and certain officers of the Company. Under these plans, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The corresponding deferred compensation liability is recorded at the current fair value of the individual’s investment elections and any changes are recorded as expense in the period incurred. As of December 31, 2004 and 2003, related to these plans, the Company has recorded an other long-term liability of $20.5 million and $ 17.7 million, respectively.

Postretirement Benefits - As a result of the Spinoff, the Company agreed to provide certain retiree health care and life insurance benefits for a defined group of eligible employees. No additional members have been added to this group since the Spinoff. Health care and life insurance benefits are provided through a trust. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee, net of the estimated amount of participant contributions. These postretirement benefit plans are unfunded. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with the Company’s expressed intent to increase retiree contributions equal to a percentage of health care cost increases. ChoicePoint uses December 31 as the measurement date for these plans.

     The following table presents a reconciliation of the changes in the plan’s benefit obligations and fair value of assets at December 31, 2004 and 2003:

(In thousands)
December 31,	2004	2003

Change in benefit obligation:
Obligation at beginning of year	$40,347	$33,176
Service cost	100	51
Interest cost	1,801	2,108
Actuarial (gain) loss	(7,543)	10,685
Benefit payments, net of participant contributions	(3,490)	(5,673)

Obligation at end of year	31,215	40,347

Change in plan assets:
Fair value of plan assets at beginning of year	—	—
Employer contributions	3,490	5,673
Benefit payments	(3,490)	(5,673)

Fair value of plan assets at end of year	—	—

Funded status:
Funded status at end of year and net amount recognized	(31,215)	(40,347)
Unrecognized prior service cost	(741)	(1,117)
Unrecognized (gain) loss	(1,894)	5,649

Net amount recognized	(33,850)	(35,815)
Less current portion	(5,000)	(5,000)

Accrued benefit cost	$(28,850)	$(30,815)

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

     The current portion is included in other current liabilities in the accompanying consolidated balance sheets. Net periodic postretirement benefit expense (income) includes the following components:

(In thousands)
Year Ended December 31,	2004	2003	2002

Service cost	$100	$51	$158
Interest cost on accumulated benefit obligation	1,801	2,108	2,338
Amortization of prior service cost	(375)	(583)	(1,066)
Amortization of losses	—	(71)	(1,047)
Curtailment gain	—	(1,020)	—

Net periodic postretirement benefit expense	$1,526	$485	$383

     In 2003, the Company recognized a curtailment gain due to the sale of CPCS (Note 4).

     The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:

Year Ended December 31,	2004	2003	2002

Discount rate used to determine accumulated postretirement benefit obligation at December 31	5.75%	5.75%	6.75%
Discount rate used to determine net periodic postretirement benefit expense	5.75%	6.75%	7.50%
Initial health care cost trend rate	11.33%	12.33%	13.38%
Ultimate health care cost trend rate	5.25%	5.50%	5.50%
Year ultimate health care cost trend rate reached	2013	2012	2012

     Assumed health care trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate were changed by 1% for all future years, the accumulated postretirement benefit obligation (“APBO”) as of December 31, 2004 would have been impacted as follows:

	1-Percentage	1-Percentage
(In thousands)	Point Increase	Point Decrease

Effect total APBO	$335	$(314)
Effect total service cost plus interest cost	25	(23)

     The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

     In connection with the VitalChek acquisition, as of December 31, 2002, the Company had a defined benefit pension plan which covered substantially all of the permanent employees of VitalChek and was terminated by the Company effective January 31, 2003.

9 Commitments and Contingencies

Leases -The Company’s operating leases involve principally office space and office equipment. Rental expense relating to these leases was $16.8 million in 2004, $17.3 million in 2003 and $19.2 million in 2002. Included in the operating leases are two synthetic lease agreements (Note 5). The Company has accounted for these synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic leases, assets and debt would have increased by $68.6 million at December 31, 2004 and the Company would have recorded additional depreciation expense of $2.2 million in 2004, $1.7 million in 2003 and $800,000 in 2002.

     Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases and assuming the utilization of the full notional amount under the synthetic leases, are as follows as of December 31, 2004:

(In thousands)
Year	Amount

2005	$16,780
2006	13,138
2007	8,727
2008	5,012
2009	3,862
Thereafter	10,931

$58,450

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

Change in Control Provisions in Employment Agreements —

The Company has entered into employment agreements with certain officers to provide severance pay and benefits in the event of a “change in control” of ChoicePoint. At December 31, 2004, the maximum contingent liability under the agreements or plans was approximately $62.0 million. In addition, the Company’s restricted stock and stock option plans provide that all outstanding grants under the Omnibus Plan shall become fully vested in the event of a change in control.

Litigation -A class action lawsuit against the Company was filed in the United States District Court for the Southern District of Florida on August 11, 2003 (styled Fresco, et al. v. Automotive Directions Inc., et. al.) alleging that the Company has obtained, disclosed and used information obtained from the Florida Department of Highway Safety and Motor Vehicles (“Florida DHSMV”) in violation of the federal Driver’s Privacy Protection Act (“DPPA”). The plaintiffs seek to represent classes of individuals whose personal information from Florida DHSMV records has been obtained, disclosed and used for marketing purposes or other allegedly impermissible uses by ChoicePoint without the express written consent of the individual. A number of the Company’s competitors have also been sued in the same or similar litigation in Florida. ChoicePoint has filed a Motion for Summary Judgment and has joined in a motion for judgment on the pleadings. This complaint seeks certification as a class action, compensatory damages, attorneys’ fees and costs, and injunctive and other relief. The Company is defending against this action vigorously.

     A class action lawsuit against the Company was filed in the Circuit Court of the First Judicial Circuit, Williamson County, Illinois on June 13, 2002. As amended, the complaint alleges that the Company violated the Illinois Consumer Fraud and Deceptive Practices Act by selling information that it received from insurance agent customers through underwriting inquiries as leads (names of individuals seeking insurance) for automobile and homeowner’s insurance to those same insurance agent customers as well as their competitors. The complaint seeks certification as a class action, compensatory damages, attorney’s fees and costs and injunctive and other relief. The Company’s December 31, 2004 balance sheet includes a liability for the estimated fees and expenses in connection with the resolution of this matter.

     See “Regulatory and Legislative Matters, Legal Proceedings and Assessment” in Note 14 where legal issues related to illegal data access are discussed.

     While the ultimate resolution of these cases cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on the Company’s financial condition or results of operations.

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

10 Other Operating Charges

During the year ended December 31, 2003, the Company recorded other operating charges of $30.9 million ($19.1 million net of taxes) as a result of the realignment of our technology infrastructure and operations following the divestiture of our CPCS business, the transition to our new data center, the consolidation of certain Business Services’ operations and the re-engineering of certain of our direct marketing businesses. This charge included asset impairments of $15.4 million primarily related to the write-down of equipment and other long-lived assets at closed facilities or abandoned technology in the realignment and re-engineering, the write-down of acquisition intangibles related to abandoned products and customer relationships of $6.0 million, $4.4 million in severance and termination benefits and $5.2 million of abandoned lease commitments (net of estimated sublease income where applicable) and other contractual commitments that are expected to be satisfied at various dates through August 2008. During the second quarter of 2002, the Company recorded an unusual item charge of $7.3 million. This charge included a write-down of minority investments in start-up companies of $2.4 million, asset impairments of technology initiatives of $3.0 million, $0.6 million in severance and termination benefits and $ 1.4 million of expenses primarily related to the closure of two facilities and remaining obligations. No other operating charges were incurred in 2004. As of December 31, 2004, $2.3 million was accrued for the remaining obligations related to these charges.

     The long-lived assets were deemed to be impaired in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as events or changes in circumstances indicated that the carrying amounts of the assets were not recoverable. Where applicable, the write-downs were based on an analysis of estimated future cash flows related to the assets. A breakdown of these impairments by segment for years ended December 31, 2003 and 2002 is as follows:

Notes to Consolidated Financial Statements continued

ChoicePoint 2004 Annual Report

	Insurance	Business	Marketing
(In millions)	Services	Services	Services	Other	Total

2003
Asset impairments	$1.1	$9.8	$0.8	$3.7	$15.4
Write-down of acquisition intangibles	0.3	0.6	5.1	—	6.0

2002
Asset impairments	$—	$0.1	$—	$2.9	$3.0
Write-down of minority investments	—	0	—	2.4	2.4

11 Segment Disclosures

During the first quarter of 2004, ChoicePoint reorganized its product lines into four reportable segments: Insurance Services, Business Services, Government Services and Marketing Services because of a change in managerial and operational reporting responsibilities and due to recent acquisitions within the Government Services business unit. Historical information in the following tables has been reclassified to conform to the current presentation. See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Management evaluates the performance of its segments exclusive of other operating charges (Note 10). Sales and transfers between segments are generally accounted for at cost plus a reasonable profit; the effects of intersegment sales are immaterial to the computation of segment profit. Substantially all of the Company’s operations are located in the United States, and no one customer represents more than 10% of total operating revenue.

	December 31, 2004		December 31, 2003		December 31, 2002
		Operating		Operating		Operating
(In thousands)	Revenue	Income	Revenue	Income	Revenue	Income

Insurance Services	$352,725	$195,715	$309,124	$172,518	$270,282	$144,639
Business Services (a)	349,881	73,438	276,148	56,540	239,363	50,562
Government Services	83,934	21,464	63,335	14,540	69,398	18,862
Marketing Services
Marketing Services service revenue	93,389	18,651	96,642	21,849	105,833	32,866
Reimbursable expenses	34,280	—	45,395	—	38,520	—

Marketing Services	127,669	18,651	142,037	21,849	144,353	32,866
Royalty	4,504	2,062	5,102	2,068	5,855	3,326
Divested and discontinued	—	—	—	—	72	(206)
Corporate and shared (b)	—	(69,552)	—	(58,013)	—	(60,185)
Other operating charges (Note 10)	—	—	—	(30,942)	—	(7,342)

Total	$918,713	$241,778	$795,746	$178,560	$729,323	$182,522

	Assets			Depreciation and Amortization
	December 31,			December 31,
(In thousands)	2004	2003	2002	2004	2003	2002

Insurance Services	$214,033	$174,909	$158,773	$8,305	$9,583	$8,675
Business Services	669,773	530,861	473,693	25,729	19,775	14,649
Government Services	140,775	43,578	45,436	10,157	8,306	6,985
Marketing Services	228,057	216,371	217,203	6,762	8,049	8,682
Royalty	347	4,317	5,709	1,356	1,697	1,697
Unallocated and Other(c)	34,491	51,248	56,494	9,037	5,710	4,162

Continuing Operations	1,287,476	1,021,284	957,308	61,346	53,120	44,850
CPCS	—	—	21,702	—	159	909

Total	$1,287,476	$1,021,284	$979,010	$61,346	$53,279	$45,759

(a)	As announced on March 4, 2005, the Company will discontinue the sale of certain information services offered by its Business Services Segment (Note 14).

(b)	Corporate and shared expenses represent costs of support functions, research and development initiatives, incentives and profit sharing that benefit all segments.

(c)	Unallocated and Other includes certain corporate items and eliminations that are not allocated to the segments.

     Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

     The Company owns a 62.5% interest in laser patent revenue relating to a certain patent involving laser technology that will expire in May 2005. The Company owned an additional 62.5% interest in laser patent revenue relating to a certain patent that expired in November 2004. Revenue from these patents is included in Royalty above. Upon the expiration of the applicable patent, the Company loses its right to exclude others from exploiting the inventions claimed therein, and accordingly, the obligation of third parties to make royalty payments will cease.

12 Related Party Transactions

During 2004, one director of ChoicePoint served as a director of The Home Depot, Inc. During 2004, the Company performed services for The Home Depot, Inc. through the Business Services segment totaling approximately $18.0 million ($13.6 million net of pass-through expenses). These services were the result of arm’s length negotiations in the ordinary course of business.

     One director of the Company was a director of FleetBoston Financial Corporation until April 1, 2004 when it merged with Bank of America Corporation and he did not continue as a director of Bank of America Corporation. In 2002, ChoicePoint entered into a credit facility with a total commitment of $325 million, in which Fleet National Bank, a subsidiary of FleetBoston Financial Corporation, participated in the amount of $25 million. This facility was replaced with a new credit facility as of December 29, 2004 (Note 5). Total interest and fees paid to Fleet National Bank through March 31, 2004 related to this transaction during the first quarter of 2004 was approximately $9,000. ChoicePoint also has a synthetic lease with a total commitment of up to $48 million, in which Fleet National Bank participates in the amount of $13.8 million. As of March 31, 2004, $42.3 million was outstanding under the synthetic lease, of which ChoicePoint is liable to Fleet National Bank for $12.2 million. Interest paid to Fleet National Bank for the first quarter of 2004 related to this transaction was approximately $156,000. In addition, during the first quarter of 2004, the Company provided public filings information services for FleetBoston Financial Corporation totaling approximately $8,000. The Credit Facility, synthetic lease and services performed were the results of arm’s length negotiations conducted in the ordinary course of business.

     During 2004, one director of ChoicePoint served as a director of General Electric Company. During 2004, the Company performed business outsourcing, software solutions and background screening services for General Electric Company and its subsidiaries through the Insurance Services and Business Services segments totaling approximately $10.4 million. These services were the result of arm’s length negotiations in the ordinary course of business.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

13 Quarterly Financial Summary (Unaudited)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 2004 and 2003:

(In thousands, except per share data)	First	Second	Third	Fourth
Year Ended December 31, 2004	Quarter	Quarter	Quarter	Quarter	Total

Service revenue	$204,385	$223,700	$231,466	$224,882	$884,433
Reimbursable expenses	12,860	7,691	6,149	7,580	34,280

Total revenue	217,245	231,391	237,615	232,462	918,713
Cost of service revenue	110,771	116,528	118,750	111,793	457,842
Reimbursable expenses	12,860	7,691	6,149	7,580	34,280

Gross profit	93,614	107,172	112,716	113,089	426,591
Operating income	54,271	59,491	64,036	63,980	241,778
Net income	33,262	36,323	39,153	39,217	147,955
EPS, basic	0.38	0.42	0.45	0.45	1.69
EPS, diluted	0.37	0.40	0.43	0.43	1.62

(In thousands, except per share data)	First	Second	Third	Fourth
Year Ended December 31, 2003	Quarter	Quarter	Quarter	Quarter	Total

Service revenue	$184,005	$188,779	$189,116	$188,451	$750,351
Reimbursable expenses	10,944	10,470	12,402	11,579	45,395

Total revenue	194,949	199,249	201,518	200,030	795,746
Cost of service revenue	99,786	98,987	100,963	102,412	402,148
Reimbursable expenses	10,944	10,470	12,402	11,579	45,395

Gross profit	84,219	89,792	88,153	86,039	348,203
Operating income (a)	51,803	34,663	47,774	44,320	178,560
Income from continuing operations	31,291	20,853	29,055	26,909	108,108
EPS from continuing operations, basic	0.37	0.24	0.34	0.31	1.26
EPS from continuing operations, diluted	0.35	0.23	0.32	0.30	1.21
Net income	65,175	20,853	29,055	26,909	141,992
EPS, basic	0.76	0.24	0.34	0.31	1.65
EPS, diluted	0.73	0.23	0.32	0.30	1.58

     The unaudited quarterly financial information reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.

(a) Operating income decreased in the second, third and fourth quarters of 2003 due to $19.8 million, $4.0 million and $7.1 million of other operating charges, respectively (Note 10). The net effect of these items on net income was $12.2 million or $0.14 per share in the second quarter of 2003, $2.5 million or $0.03 per share in the third quarter of 2003 and $4.4 million or $0.05 per share in the fourth quarter of 2003.

14 Illegal Data Access

On September 27, 2004, the Company found evidence of suspicious activity by a few of its small business customers in the Los Angeles area. ChoicePoint notified law enforcement authorities in Los Angeles, and they commenced an investigation. These customers opened ChoicePoint accounts by using stolen identities and altered documents. These small business customers were able to access information services containing primarily the following: consumer names, current addresses and former addresses, social security numbers, driver’s license numbers, other public filings information, including, but not limited to, bankruptcies, liens and judgments, professional licenses, and real property data, and in certain cases, credit reports.

     The Company understands that a Nigerian citizen pled no contest in California state court in connection with this Los Angeles incident and was sentenced to 16 months in prison. ChoicePoint further understands that law enforcement’s investigation of the matter is ongoing.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

     The Company’s customer procedures include credentialing customers prior to granting them access to information services. In addition, in its public filings group, the Company performs random audits of previously credentialed customers to assess the propriety of their use of ChoicePoint information services. In the past, the Company has suspended or terminated access to ChoicePoint information services when account activity seems inconsistent with contract expectations and/or when customer audit efforts fail to resolve concerns regarding account usage or permissible purpose.

     As the Company did in the recent Los Angeles incident, ChoicePoint has worked with law enforcement on other occasions of suspicious activity related to customer use of its information services. There have been other instances in which the Company has received subpoenas and other inquiries from law enforcement regarding activities of its customers, which sometimes related to potentially improper use of ChoicePoint information services. In some cases, the Company was not provided either the purpose or conclusions of these investigations. The Company is aware of a limited number of past instances that resulted in criminal convictions of certain former customers for activities involving improper use of ChoicePoint information services.

     Based on information currently available, the Company estimates that approximately 145,000 consumers from 50 states and other territories may have had their personal information improperly accessed as a result of the recent Los Angeles incident and certain other instances of improper access to ChoicePoint information services. Approximately 35,000 of these consumers are California residents, and approximately 110,000 are residents of other states. These numbers were determined by conducting searches of ChoicePoint databases that matched searches conducted by customers who the Company believes may have had improper access to ChoicePoint information services on or after July 1, 2003, the effective date of the California notification law. Because ChoicePoint databases are constantly updated, the Company’s search results will never be identical to the search results of these customers.

     The California notification law requires the Company to notify consumers of unauthorized acquisition of personal information, including first name or first initial and last name combined with social security number, driver’s license number or similar unique personal identifiers. The Company has completed mailing notices to approximately 145,000 consumers in all 50 states. Substantially all of these notices were sent to consumers who may have been affected as a result of the recent Los Angeles incident. The Company used the criteria set forth in the California notification law to determine who to notify in each of the states. The California notification law permits alternative methods for notifying consumers when the notice provider does not have sufficient contact information. The Company will use this alternative method of notice, including posting a notice on its website at www.choicepoint.com.

     ChoicePoint’s review of the recent Los Angeles and other similar incidents is ongoing, and the number of potentially affected consumers may increase. However, the Company currently does not anticipate a significant increase to its estimate of the number of potentially affected consumers. The Company intends to provide notice to any additional affected consumers who are identified through its continuing review.

     Absent specific notification from law enforcement personnel, affected consumers or others, the Company cannot determine whether a particular consumer is a victim of identity theft. Accordingly, ChoicePoint does not know how many of these consumers may be actual victims of identity theft. Law enforcement officials have informed the Company that they have identified approximately 750 consumers nationwide where some attempt was made to compromise their identity.

     ChoicePoint is taking a variety of steps to assist the potentially affected consumers that the Company has identified to date. In addition to the above-mentioned notices, the Company has purchased three-bureau credit reports and a one-year credit monitoring service for each of these individuals. The Company has established a toll-free number for consumers receiving a notice from ChoicePoint. The Company also has urged potentially affected consumers to check their credit reports for suspicious activity.

Regulatory and Legislative Matters,
Legal Proceedings and Assessment

The Company has received a variety of inquiries and requests from state Attorneys General as a result of the recent Los Angeles incident. Generally, these state Attorneys General are requiring that all affected individuals in each of their respective states receive appropriate notice. The Company has mailed notices to the approximately 145,000 affected consumers identified to date. In addition, certain state Attorneys General have requested, including by use of subpoena, information and documents to determine whether ChoicePoint has violated certain applicable state laws regarding consumer protection and related matters. The Company intends to cooperate with the state Attorneys General in connection with these inquiries.

     ChoicePoint has received notice from the Securities and Exchange Commission (“SEC”) that the SEC is conducting an informal inquiry into the circumstances surrounding any possible recent identity theft, recent trading in ChoicePoint stock by its Chief Executive Officer and Chief Operating Officer and related matters. The Company intends to cooperate and to provide the requested information and documents to the SEC.

Notes to Consolidated Financial Statements continued
ChoicePoint 2004 Annual Report

     In addition, the Federal Trade Commission (“FTC”) is conducting an inquiry into the Company’s compliance with federal laws governing consumer information security and related issues. In particular, the FTC has required the Company to produce information and documents regarding the Company’s customer credentialing process and the recent incident in Los Angeles, as well as reported similar previous incidents. The Company intends to cooperate with the FTC in connection with its inquiry.

     A number of congressional leaders are calling for hearings and proposing legislative responses in light of increasing concerns over identity theft. For example, the U.S. Senate Banking, Housing and Urban Affairs Committee and the House Energy and Commerce Subcommittee on Commerce, Trade and Consumer Protection have held hearings to consider recent identity theft concerns.

     The Company is a defendant in a complaint filed on February 18, 2005 in the Superior Court of the State of California, County of Los Angeles. The lawsuit alleges, among other things, violations of California law in connection with the recent fraud incident in Los Angeles. The plaintiff purports to bring the lawsuit on behalf of a class of others similarly situated and seeks injunctive relief and damages in an unspecified amount. The Company intends to defend the lawsuit vigorously.

     ChoicePoint is also a defendant in a complaint filed on February 22, 2005 in the U.S. District Court for the Central District of California. The lawsuit alleges that the recent incident in Los Angeles violates the federal Fair Credit Reporting Act (“FCRA”), various California statutes and the privacy rights of the plaintiffs. The plaintiff purports to bring the lawsuit on behalf of a class of affected persons and seeks an injunction to prevent the Company from disclosing consumer information improperly and to require ChoicePoint to allow the plaintiffs to be excluded from the Company’s databases. The suit also seeks damages of up to $1,000 for each violation of the FCRA and unspecified punitive damages. The Company intends to defend this lawsuit vigorously.

     ChoicePoint is also a defendant in a complaint filed on March 8, 2005 in the U.S. District Court for the Central District of California. The lawsuit alleges that the recent incident in Los Angeles violates the FCRA and the California Consumer Credit Reporting Agencies Act. The plaintiff purports to bring the lawsuit on behalf of a class of affected persons and seeks an injunction to prevent the Company from disclosing consumer information improperly. The suit also seeks actual damages of up to $1,000 for each violation of the FCRA and punitive damages. The Company intends to defend this lawsuit vigorously.

     On March 4, 2005, a purchaser of the Company’s securities filed a lawsuit against the Company and certain of its officers in the United States District Court for the Central District of California. The complaint alleges that the defendants violated federal securities laws by issuing false or misleading information in connection with certain events described under the heading “Illegal Data Access” in this report. Since then, additional complaints alleging substantially similar claims have been filed by other purchasers of the Company’s securities in the Central District of California on March 10, 2005 and in the Northern District of Georgia on March 11, 2005. Each of these lawsuits purports to be filed on behalf of a class of the Company’s shareholders who purchased the Company’s common stock between certain specified dates and seeks certification as a class action and unspecified compensatory damages, attorneys’ fees, costs, and other relief. The Company is also aware that several law firms who specialize in representing investors have issued notices to the public informing investors that a lawsuit has been filed against the Company and soliciting individuals who are interested in becoming lead plaintiffs of the putative class. These other firms, or other plaintiffs, may have already filed or may file in the future substantially similar claims seeking substantially similar relief. The Company intends to defend vigorously the existing lawsuits and any such additional lawsuits.

     While the ultimate resolution of the aforementioned cases cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on the Company’s financial condition or results of operations.

     On March 4, 2005, ChoicePoint announced that the Company will discontinue the sale of certain information services that contain sensitive consumer data, including social security numbers, except 1) where there is either a specific consumer driven transaction or benefit, 2) where authentication or fraud prevention tools are provided to large accredited corporate customers with existing consumer relationships or 3) where the services support federal, state or local government and law enforcement purposes. The Company cannot currently accurately estimate the total impact on its operating results and financial condition of the customer fraud, related events and the decision to discontinue certain services. ChoicePoint estimates it will encounter a decline in revenue from these customers in its public filings business, which could reduce total revenue for the year ended December 31, 2005 by $15 to $20 million and may be dilutive to earnings per share by $0.10 to $0.12. The Company will review various technology investments in this small business segment as well as other related costs incurred in serving this segment. The Company also will incur incremental expenses as a result of the customer fraud and related events, including approximately $2 million for the three-bureau reports and monitoring service for affected consumers identified to date. ChoicePoint cannot currently estimate the expenses for additional legal, consulting and other operating items.

Shareholder Information
ChoicePoint 2004 Annual Report

Annual Meeting

The Annual Meeting of Shareholders will be held on April 28, 2005 in New York, NY. Shareholders are encouraged to attend the meeting, which will begin at 10:00 a.m. local time.

Market Information

ChoicePoint common stock trades on the world’s largest financial market, the New York Stock Exchange (“NYSE”), under the symbol CPS. Shareholders will find volume and pricing information in leading financial publications as well as the Investor Relations section of ChoicePoint’s Web site (www.choicepoint.com).

As of February 28, 2005, there were 90.0 million common shares outstanding and ChoicePoint common stock was held by 3,587 shareholders of record.

Management’s Certifications

The certifications of the Company’s Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act have been included as Exhibits 31 and 32 in the Company’s Form 10-K. In addition, in 2004, the Company’s Chief Executive Officer provided to the NYSE an unqualified certification as to the Company’s compliance with the NYSE’s corporate governance listing standards during 2003 as required by the NYSE listing standards.

Quarterly Stock Performance

ChoicePoint common stock first traded on August 8, 1997 at a price – adjusted for a two-for-one stock split effective November 24, 1999, a three-for-two split effective March 7, 2001 and a four-for-three split effective June 6, 2002 – of $8.94. Shown below, on that adjusted basis, are high and low sale prices for each quarter of 2003 and 2004.

	High	Low

First Quarter 2003	$42.04	$28.30
Second Quarter 2003	38.51	32.00
Third Quarter 2003	39.75	31.90
Fourth Quarter 2003	38.97	33.39

First Quarter 2004	$38.95	$36.15
Second Quarter 2004	46.10	37.87
Third Quarter 2004	45.65	39.91
Fourth Quarter 2004	46.49	40.72

Analyst Coverage

A number of leading Sell Side financial analysts and investment advisory services produce investment research on ChoicePoint. For a current list, see the Investor Relations section of the ChoicePoint Web site, www.choicepoint.com.

Dividend Policy

ChoicePoint has not paid any dividends since it became a public company, and it does not anticipate paying any in the near future.

Investor Information

The Investor Relations section of ChoicePoint’s corporate Web site (www.choicepoint.com) contains a wealth of valuable information, ranging from financial news releases and filings to archived (audio) copies of investor conference calls.

For additional information, or to obtain copies of the Form 10-K for the year ended December 31, 2004 (which will be provided free of charge with a copy of the financial statements and schedules), Form 10-Q, or other materials, please contact:

John Mongelli
Vice President, Investor Relations
1000 Alderman Drive
Alpharetta, GA 30005
Email: investors@choicepoint.com
Phone: 770-752-6171

Financial reports can also be obtained from ChoicePoint’s Web site.

Conference Calls

ChoicePoint conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, hear archived copies of previous calls, and to listen in to live Webcasts, visit the Web site at www.choicepoint.com.

Transfer Agent and Registrar

Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact ChoicePoint’s transfer agent and registrar:

SunTrust Banks, Inc.
P.O. Box 4625
Atlanta, GA 30302
800-568-3476

Independent Public Accountants

Deloitte & Touche LLP
Atlanta, GA

Trademarks

ChoicePoint, the ChoicePoint logo, Current Carrier, VitalChek, C.L.U.E. and LienGuard are registered trademarks; and PolicyWatch, VolunteerSelect and DEBTOR Discovery are service marks of ChoicePoint Asset Company.

© 2005 ChoicePoint Asset Company. All rights reserved.
Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com

Board of Directors and Elected Officers

Board of Directors

Derek V. Smith1*
Chairman and Chief Executive Officer
ChoicePoint Inc.
Director Since 1997

Doug C. Curling3
President and Chief Operating Officer
ChoicePoint Inc.
Director Since 2000

Thomas M. Coughlin1,2*,5
Retired Vice Chairman
Wal-Mart Stores Inc.
Director Since 2001

James M. Denny2
Retired Vice Chairman
Sears, Roebuck & Co.
Director Since 1997

Dr. John J. Hamre3*,4,5
President and Chief Executive Officer
Center for Strategic and International Studies
Director Since 2002

Kenneth G. Langone1,5*
Chairman, President,
and Chief Executive Officer
Invemed Associates LLC
Director Since 2000

John B. McCoy2,4
Retired Chairman
Bank One Corporation
Director Since 2003

Terrence Murray 1,4*,5
Retired Chairman
FleetBoston
Financial Corporation
Director Since 2002

Ray M. Robinson
Chairman
East Lake Community Foundation
President
East Lake Golf Club
Director Since 2004

Charles I. Story3
President and Chief Executive Officer
INROADS, Inc.
Director Since 1997

Board Committees

1. Executive Committee

2. Audit Committee

3. Privacy Committee

4. Management Compensation & Benefits Committee

5. Corporate Governance & Nominating Committee

*	Denotes Committee Chairperson

Elected Officers

Derek V. Smith
Chairman and Chief Executive Officer
Joined Company 1997*

Doug C. Curling
President and Chief Operating Officer
Joined Company 1997*

David T. Lee
Executive Vice President
Joined Company 1997*

Steven W. Surbaugh
Chief Financial Officer
Joined Company 2002

J. Michael de Janes
General Counsel
Joined Company 1997*

David W. Davis
Corporate Secretary and
Vice President of Government Affairs
Joined Company 2003

David E. Trine
Treasurer and Corporate Controller
Joined Company 1997*

*	Also member of the ChoicePoint senior management team prior to the Spinoff in 1997.