Form 10-K, Exhibit 13
period 2005-12-31
CHOICEPOINT INC
filed 2006-03-14
CIK 1040596

Exhibit 13
ChoicePoint 2005 Annual Report
ChoicePoint is committed to full disclosure of its accounting policies. Shareholders who have any questions or concerns about corporate policies, governance and/or disclosure are encouraged to contact the Company’s Investor Relations office. ChoicePoint has established a toll-free telephone number to receive complaints about accounting, internal accounting controls, auditing or other legitimate concerns anonymously. The whistleblower hotline number is 800-762-0056.

Management’s Discussion and Analysis
CHOICEPOINT 2005 ANNUAL REPORT
Overview
During the past eight years, ChoicePoint Inc. (“ChoicePoint” or “the Company”) has transformed from a predominantly manually driven and customer-focused asset base into the diversified, technology driven, data intensive business it is today. This transformation, coupled with focused execution, has enabled the Company to deliver strong growth in revenue, earnings and cash flows. Given our unique data, analytical and distribution capabilities, ChoicePoint is a leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. Serving the needs of business, government, non-profit organizations and individuals, ChoicePoint works to create a safer and more secure society through the responsible use of information while working diligently to protect personal privacy. For more information, visit the Company’s Web site at www.choicepoint.com.
     Across our markets, we compete on data, analytics and distribution. A significant majority of our revenue streams are transaction based, earning revenue each time our databases are accessed and further promoting the scalability of our products and services. The fundamentals that drive revenues are numerous and varied across and within our business segments. Generally, the Company’s primary growth drivers are new customers, increased penetration of new products, expansion into new markets and acquisitions. On a macro level, low unemployment, a changing regulatory environment and new initiatives contribute to enhanced opportunities for ChoicePoint.

(In thousands)	2005	2004	Change	2003	Change

Service revenue	$1,029,857	$884,433	16%	$750,351	18%
Reimbursable expenses per EITF 01-14	28,057	34,280		45,395

Total revenue	$1,057,914	$918,713	15%	$795,746	15%

Comparison of 2005 with 2004 Consolidated Results
Revenue
Total revenue grew 15%, or $139.2 million, to $1.1 billion in 2005. Service revenue, which excludes revenue from reimbursable expenses per EITF 01-14 (see Note 3 to the Consolidated Financial Statements), grew 16%, or $145.4 million, to $1.0 billion in 2005. Revenue growth in 2005 continues to be driven by consistent growth in our Insurance Services products; strong performances in our background screening, tenant screening and vital records businesses in our Business Services segment; and improvements in our penetration in the Government Services segment. Revenue growth is also attributable to three 2005 acquisitions and the full year impact of the ten 2004 acquisitions we completed. This revenue growth was offset slightly by declines in our online public filings unit in our Business Services segment and the tough discretionary spending environment in our Marketing Services segment. Internal revenue (which excludes $87.1 million of revenue from acquisitions) increased 6.6% from 2004 to 2005.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
Other Operating Charges
During the year ended December 31, 2005, the Company recorded an other operating charge of $28.8 million that included a pre-tax charge of $8.0 million ($8.8 million net of taxes) for the settlement reached with the Federal Trade Commission (“FTC”) in January 2006, $19.3 million ($11.9 million net of taxes) for specific legal expenses and other professional fees related to the fraudulent data access and $1.5 million ($0.9 million net of taxes) for lease abandonment charges related to the consolidation of two facilities. The terms of the settlement agreement with the FTC call for a non-tax deductible civil penalty of $10 million, the establishment of a $5 million fund to be administered by the FTC for consumer redress initiatives, completion of certain one-time and ongoing customer credentialing activities, such as additional site visits, and undertaking additional obligations relating to information security. The settlement also requires ChoicePoint to obtain, every two years for the next 20 years, an assessment from a qualified, independent, third-party professional to ensure that its information security program meets the standards of the order. As of December 31, 2005, the Company recorded a charge of $8.0 million for the FTC settlement that represents the $10.0 million civil penalty, the $5.0 million fund for consumer redress initiatives, a $4.0 million charge for additional obligations under the order, offset by $11.0 million anticipated recovery of these fees from the Company’s insurance carrier. A total of $28.7 million, which includes the $19.0 million for the FTC settlement, is recorded as an other current liability in the December 31, 2005 Consolidated Balance Sheet. The $11.0 million insurance receivable related to the FTC settlement is included in other current assets in the December 31, 2005 Consolidated Balance Sheet. The Company received payment from the insurance carrier during the first quarter of 2006. No other operating charges were incurred in 2004. The Company’s management excludes these other operating charges in its assessments of operating results.
Operating Income
Operating income decreased 2%, or $4.6 million, from $241.8 million in 2004 to $237.1 million in 2005. Included in 2005 operating income is $28.8 million of charges related to the fraudulent data access and lease abandonment costs (see discussion below). Excluding $28.8 million of 2005 other operating charges, operating income increased 10%. Operating income in Insurance Services and Business Services improved primarily due to increased revenues and product mix. Although revenues in Government Services grew as a result of the early 2005 acquisition of i2, operating income in Government Services remained relatively flat due to the continued integration efforts in this segment and revenue mix. Marketing Services’ operating income declined as a result of the aforementioned revenue decreases and the change in product mix. Also during 2004, the Company sold its minority investment in a small document management technology company that it invested in several years ago and recorded a pre-tax gain of approximately $4.0 million related to the sale (see Note 3 to the Consolidated Financial Statements).
Interest Expense
Interest expense increased $1.6 million to $4.5 million in 2005 from $2.9 million in 2004 due to higher average debt outstanding and higher interest rates.
Income Taxes
ChoicePoint’s 2005 effective tax rate for continuing operations was 39.5%, an increase from 38.1% in 2004. This increase is due to additional tax expense in connection with a settlement with the Federal Trade Commission (the “FTC”) discussed above in “Other Operating Charges,” partially offset by a $700,000 benefit from a favorable outcome from the completion of a state tax audit during the second quarter of 2005. The additional tax expense associated with the fraudulent data access is a result of the non-deductibility of the $10.0 million civil penalty for federal income tax purposes.
Comparison of 2004 with 2003 Consolidated Results
Revenue
Total revenue grew 15%, or $123.0 million, to $918.7 million in 2004. Service revenue, which excludes revenue from reimbursable expenses per EITF 01-14 (see Note 3 to the Consolidated Financial Statements), grew 18%, or $134.1 million, to $884.4 million in 2004. Revenue growth in 2004 was driven by consistent growth in our Insurance Services products, strong performances in our background screening, tenant screening and vital records businesses in our Business Services segment and revenues from the ten acquisitions we completed during 2004. This revenue growth was offset slightly by softness in our print and e-mail direct marketing product lines during the first half of 2004 compared to the prior period. Internal revenue (which excludes $74.1 million of revenue from acquisitions) increased 8% from 2003 to 2004.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
Other Operating Charges
The 2003 other operating charge included asset impairments of $15.4 million primarily related to the write-down of equipment and other long-lived assets at closed facilities or abandoned technology in the realignment and re-engineering of our technology in connection with the transition to our new data center and following the divestiture of our CPCS business, the write-down of acquisition intangibles related to abandoned products and customer relationships of $6.0 million, $4.4 million in severance and termination benefits, and $5.2 million of abandoned lease commitments (net of estimated sublease income where applicable) and other contractual commitments that are expected to be satisfied at various dates through August 2008. No other operating charges were incurred in 2004. The Company’s management excludes these other operating charges in its assessments of operating results.
Operating Income
Operating income increased 35%, or $63.2 million, from $178.6 million in 2003 to $241.8 million in 2004. Excluding $30.9 million of 2003 other operating charges (see discussion above), operating income increased 15%. Operating income in Insurance Services, Business Services and Government Services improved primarily due to increased revenues and product mix. Operating income in Marketing Services declined from the prior year due to the aforementioned revenue decreases and fixed cost commitments early in 2004. Also during 2004, the Company sold its minority investment in a small document management technology company that it invested in several years ago and recorded a pre-tax gain of approximately $4.0 million related to the sale (see Note 3 to the Consolidated Financial Statements).
Interest Expense
Interest expense decreased $0.1 million to $2.9 million in 2004 from $3.1 million in 2003 due to lower average debt outstanding, offset slightly by higher average interest rates in 2004.
Income Taxes
ChoicePoint’s 2004 effective tax rate for continuing operations was 38.1%, a decrease from 38.4% in 2003, primarily due to research and development and job creation credits obtained relating to state and federal taxes.
Financial Results by Segment

	December 31, 2005		December 31, 2004		December 31, 2003
		Operating		Operating		Operating
	Revenue	Income	Revenue	Income	Revenue	Income

Insurance Services	$407,489	$221,632	$352,725	$195,715	$309,124	$172,518
Business Services(1)	380,192	81,999	349,881	73,438	276,148	56,540
Government Services	148,249	20,889	83,934	21,464	63,335	14,540
Marketing Services
Marketing Services service revenue	91,529	15,899	93,389	18,651	96,642	21,849
Reimbursable expenses	28,057	—	34,280	—	45,395	—

Marketing Services total revenue	119,586	15,899	127,669	18,651	142,037	21,849
Royalty	2,398	1,722	4,504	2,062	5,102	2,068
Corporate and shared	—	(76,223)	—	(69,552)	—	(58,013)

Total before other operating charges	1,057,914	265,918	918,713	241,778	795,746	209,502
Other operating charges	—	(28,773)	—	—	—	(30,942)

Totals from operations	$1,057,914	$237,145	$918,713	$241,778	$795,746	$178,560

(1)	As announced on March 4, 2005 and discussed in Note 9 to the Consolidated Financial Statements, the Company has discontinued the sale of certain information services offered by its Business Services segment.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
Insurance Services, which provides data, analytics, software and business outsourcing services to property and casualty (“P&C”) insurance carriers, posted strong annual results, achieving 16% total revenue growth over 2004. For the past eight consecutive years, Insurance Services has provided the Company with double-digit revenue growth. In 2005, internal revenue growth, excluding $10.2 million of incremental acquisition revenue, was 13%, as we continued to grow our already strong base personal lines and underwriting business with recent product offerings such as Current Carrier® and motor vehicle record (“MVR”) activity files, further addressing the needs of our customers by providing analytics to enhance their ability to underwrite policies and mitigate risk. Our claims products also produced strong growth, as we benefited from customer wins and the increased utilization of our accident reporting and our introduction into the fraud detection arena. Our Insurity operations also had a strong year, as we continued to expand our service offerings and to help our customers solve complex business challenges and better focus on managing their businesses around their core competencies with industry-leading software solutions and business process outsourcing services offerings. Revenue growth at Insurity was led by a combination of customer wins and increased penetration of our outsourcing services. Operating income for Insurance Services in 2005 increased $25.9 million, or 13%, from 2004 due to increased revenue, offset slightly by the high level of investments in new product initiatives. Operating margins remained strong at 54.4% for 2005 compared to 55.5% for 2004.
During 2005, the Business Services segment experienced growth in our background screenings, vital records and customer enrollment businesses, offset by declines in our public filings unit. The Business Services segment delivered 9% total revenue growth and 3% internal revenue growth, which excludes $19.6 million of incremental revenue from 2005 and 2004 acquisitions. The WorkPlace Solutions business facilitated more than nine million background screenings for our customers, including over half of America’s 100 largest employers, identifying approximately 500,000 individuals with criminal records. These background screenings include approximately 1.4 million ChoicePoint-subsidized transactions for many of our nation’s leading non-profit organizations under our VolunteerSelectSM screening product. In addition to the WorkPlace Solutions business, the VitalChek® business delivered strong growth driven by the demand from businesses and not-for-profit organizations for authenticated birth certificates, the implementation of new database software services and a favorable travel environment. We have also seen growth in the demand for our verification and credentialing products in both the mortgage banking and consumer banking markets. Revenues in our public filings group declined as a result of the decision to exit certain revenue markets to reduce our risk, strengthen the level of protection around the data we hold and build a competitive advantage for ourselves in this sector. Business Services’ 2005 operating income increased $8.6 million, or 12%, from 2004 despite the lower revenue growth. Operating margins improved to 21.6% for 2005, compared to 21.0% for 2004 due to revenue growth in our higher margin products and the benefit of our focus on cost controls.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
In 2005, Government Services’ total revenue grew 77% from 2004, largely due to our early 2005 acquisition of i2 Limited (“i2”), a Cambridge, U.K.-based international provider of visualization and link analysis software for intelligence, law enforcement, military and large commercial applications. This acquisition, together with the 2005 acquisition of EzGov, Inc. and the 2004 acquisitions of The Templar Corporation and iMapData.com, Inc. (“iMap”), complements our strategy to grow this business to better serve our base law enforcement and government customers and to fuel future growth in new markets. The combination of our robust public filings data, iMap’s mapping software and i2’s analytic platform enables us to offer end-to-end solutions to meet our customers’ needs. Excluding the 2005 incremental impact from acquisitions which contributed $57.3 million of revenue in 2005, our internal revenue for Government Services increased 8% from 2004. Operating income decreased $0.6 million, or 3%, from 2004 to 2005 due to significant integration activities that included combining sales management, operations and technology infrastructure for our U.S. businesses, and increased amortization on intangible assets from our 2004 and 2005 acquisitions. Operating margins decreased to 14.1% for 2005, compared to 25.6% for 2004 based on a change in business sales mix and these integration efforts.
Marketing Services saw a continuation of negative revenue trends in 2005. We continue to face a tough discretionary spending environment, particularly with some of our larger mortgage and consumer finance customers. For 2005, Marketing Services’ service revenue declined 2% from 2004 and total revenue (service revenue plus reimbursable expenses) declined 6% from the prior year primarily due to the softness in demand for print services, including postage related to those services. Due to the high fixed costs in the marketing business, full year operating income decreased $2.8 million, or 15%, from 2004 to 2005. Operating margins (as a percentage of service revenue) also declined to 17.4% for 2005 compared to 20.0% for 2004 (13.3% and 14.6% of total revenue, respectively) related to the aforementioned revenue decrease.
Royalty
Royalty revenue from laser technology patents held by the Company decreased to $2.4 million in 2005 from $4.5 million in 2004 due to the expiration of the remaining patents underlying this revenue in May 2005 (see Note 11 to the Consolidated Financial Statements).
Corporate Costs
Corporate and shared expenses totaled $76.2 million, or 7.4% of core revenue, for the year ended December 31, 2005, compared to $69.6 million, or 7.9% of core revenue in 2004. Corporate and shared expenses in 2005 included an expense of approximately $2.4 million for a specific litigation matter. The decrease in corporate costs as a percentage of core revenue in 2005 over 2004 is a result of cost controls and lower incentives.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
Discontinued Operations and Divested and Discontinued Product Lines
In February 2003, the Company sold its CPCS business for $87.0 million in cash, culminating efforts to exit the highly-manual, labor-intensive businesses that characterized the Company in its early existence. CPCS is reported as discontinued operations and its revenues and operating results are excluded from continuing operations (see Note 4 to the Consolidated Financial Statements for CPCS results). During the year ended December 31, 2003, the Company recorded a gain on sale of CPCS of approximately $32.9 million net of taxes.
Cash Flow and Liquidity Review
Capital Resources
The Company’s sources of capital include, but are not limited to, cash and cash equivalents, cash from continuing operations, amounts available under credit facilities and the Receivables Facility (see note 5 to the Consolidated Financial Statements), the issuance of equity securities and other external sources of funds. ChoicePoint’s short-term and long-term liquidity depends primarily upon its level of net income, working capital management (accounts receivable, accounts payable and accrued expenses) and bank borrowings. We believe that available short-term and long-term capital resources are sufficient to fund capital expenditures, working capital requirements, share repurchases under our stock buyback program (see Note 7 to the Consolidated Financial Statements), scheduled debt payments, and interest and tax obligations for the next twelve months. We currently estimate 2006 capital expenditures will be approximately $70 — $80 million. Any material variance of our operating results from our projections or investments in or acquisitions of businesses, products or technologies could require us to obtain additional equity or debt financing.
     The Company uses cash generated to invest in growing the business, to fund acquisitions and operations, and to repurchase its common stock as discussed in Note 7 to the Consolidated Financial Statements. Therefore, no cash dividends have been paid, and we do not anticipate paying any cash dividends on our common stock in the near future. The Company may desire to obtain additional long-term financing for other strategic reasons. We anticipate no difficulty in obtaining long-term financing based on favorable experiences in the debt market in the recent past and the Company’s high level of cash flow. ChoicePoint may also utilize an existing line of credit for overnight borrowings; however, no such borrowings were outstanding at either December 31, 2005 or 2004.
     Free cash flow (net cash provided by continuing operations of $251.9 million less additions to property and equipment of $28.7 million and additions to other assets of $43.0 million) was $180.2 million for the year ended December 31, 2005. Excluding cash paid during 2005 related to the fraudulent data access of $13.6 million, free cash flow would have been $193.8 million for 2005.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
     Effective December 29, 2004, the Company, through one of its wholly owned subsidiaries, entered into a $400 million unsecured multicurrency revolving credit facility which may be expandable to $500 million and which expires in December 2009 (the “Credit Facility”). At December 31, 2005, there was $80.0 million outstanding under the Credit Facility. At December 31, 2004, there were no borrowings under the Credit Facility.
     In July 2001, to obtain an additional source of financing, the Company and certain of its subsidiaries entered into an agreement (the “Receivables Facility”) with a financial institution whereby it may sell on a continuous basis an undivided interest in all eligible trade accounts receivable subject to limitations up to $100 million. Net proceeds from the Receivables Facility were $50.0 million at December 31, 2005 and December 31, 2004.
     At December 31, 2005, we had $370 million of available capacity under these facilities. Subsequent to December 31, 2005, the Company borrowed approximately $50.0 million under the Receivables Facility and $10.0 million, net of repayments, under the Credit Facility to fund working capital requirements, fund acquisitions and fund the repurchase of its common stock.
     Net debt (total debt of $130.1 million less cash of $21.3 million) was $108.7 million at December 31, 2005. Net debt to total capitalization (net debt of $108.7 million plus total shareholders’ equity of $1,020.9 million) was 10% at December 31, 2005.
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
Contractual Obligations and the Related Future Payments

	Payments Due by Period
		Less than			More than
(In thousands)	Total	1 year	1-3 years	3-5 years	5 years

Debt*	$130,000	$50,000	—	$80,000	$—
Capital lease obligations	57	22	22	13	—
Operating leases and other commitments	77,463	24,116	21,327	14,744	17,276

Total contractual cash obligations	$207,520	$74,138	$21,349	$94,757	$17,276

*Excludes a nominal liability related to the fair market valuation of our interest rate swaps discussed below.
     Interest and tax payments totaling $57.3 million ($56.3 million net of refunds) were made in 2005. Variations in future interest and tax payments will depend on future levels of borrowings and operating results. We have not included obligations under our deferred compensation and postretirement benefit plans in the contractual obligations table. Our deferred compensation and postretirement benefit plans are not required to be funded in advance, but rather are funded as benefits become payable to participants. We made postretirement benefit payments of $5.4 million and deferred compensation payments of $1.6 million in 2005.
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
     The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. During 2003, we modified our $48 million synthetic lease to, among other things, continue to qualify for off-balance sheet treatment in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $71.0 million at December 31, 2005 and $68.6 million at December 31, 2004 and we would have recorded additional depreciation expense related to the synthetic leases of

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
approximately $2.4 million ($1.5 million after tax) for 2005, $2.2 million ($1.4 million after tax) for 2004 and $1.7 million ($1.0 million after tax) for 2003.
Derivatives
Derivative financial instruments at December 31, 2005 consist of four interest rate swap agreements entered into to reduce the impact of changes in a benchmark interest rate (LIBOR) on the Company’s LIBOR-based payments on the Company’s synthetic leases. At December 31, 2005, the total notional amount under these swap agreements was $67 million and they involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. ChoicePoint has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on $67 million of the Company’s LIBOR-based payments under the synthetic lease discussed above. Amounts currently due to or from interest rate swap counterparties are recorded as expense in the period in which they accrue. The Company does not enter into derivative financial instruments for trading or speculative purposes. As of December 31, 2005, the fair value of the outstanding interest rate swap agreements was a nominal liability, which has been recorded net of taxes in accumulated other comprehensive loss in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 (see Notes 3 and 5 to the Consolidated Financial Statements).
Interest Rate Risk Management
As of December 31, 2005, $71.0 million is outstanding under the synthetic lease agreements, of which $67.0 million of LIBOR-based payments are hedged with the swap agreements. In addition, $50.0 million is outstanding under the Receivables Facility and $80.0 million is outstanding under the Credit Facility. Based on the Company’s overall interest rate exposure at December 31, 2005, a 1% change in interest rates would result in a change in annual pretax interest expense of approximately $1.3 million based on our current level of borrowing.
Foreign Currency Exchange Rate Risk
The majority of the Company’s revenue, expense and capital expenditure activities are transacted in U.S. dollars. However, the Company transacts business in other currencies, primarily the British pound as a result of the acquisition of i2 in early 2005. At December 31, 2005, a 10% weaker U.S. dollar against the British pound would have resulted in an increase of our revenues by $2.8 million and an increase of our pre-tax operating income by $0.3 million. A 10% stronger U.S. dollar would have resulted in similar decreases to our revenues and pre-tax operating income.
Summary of Cash Activities
Net cash provided by operating activities of continuing operations for the year ended December 31, was $251.9 million for 2005, $248.1 million for 2004 and $194.3 million for 2003.
2005 vs. 2004
The net change in operating assets and liabilities decreased $9.0 million in 2005, as compared to the impact in the prior year, primarily as a result of increases in our current liabilities offset partially by increased accounts receivable in the current year as compared to the prior year. Our increase in current liabilities is due primarily to the settlement with the FTC (see Notes 9 and 10 to the Consolidated Financial Statements) and related costs, additional reserves on specific litigation matters, increased operational costs related to increased revenues and changes in income taxes payable due to timing of estimated tax payments. Our accounts receivable increased by $16.7 million, or 9%, from December 2004 to December 2005, while revenue increased $139.2 million, or 15%, from 2004 to 2005 for the year ended December 31. There was a decrease in DSO (“Days Sales Outstanding”), net of pass-through, to 39.6 days as of December 31, 2005, compared to 40.9 days as of December 31, 2004.
Net cash provided by discontinued operations for the year ended December 31, 2004 includes the return of an escrow payment related to the sale of CPCS.
Net cash used in investing activities for the year ended December 31 includes the acquisition of stock or assets of three entities and a minority investment totaling $123.4 million in 2005 and ten entities totaling $229.3 million in 2004, to further capitalize on investment opportunities to build our business model, to expand our offerings to new markets and to develop new products. Cash used for investing activities included capital expenditures of $71.7 million and $66.0 million for the years ended December 31, 2005 and 2004, respectively.
Net cash used in financing activities for the year ended December 31, 2005, includes $125.6 million of share repurchases under the stock buyback program (see Note 7 to the Consolidated Financial Statements).

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
Net cash used in financing activities in 2005 also includes $80.0 million of net borrowings to fund the share repurchases and aforementioned acquisitions.
2004 vs. 2003
The net change in operating assets and liabilities increased $23.7 million in 2004, as compared to the impact in the prior year, primarily as a result of increases in our current liabilities offset slightly by increased accounts receivable in the current year, as compared to the prior year. Our increase in current liabilities is due primarily to increased operational costs related to increased revenues and deferred revenues related to government contracts at iMap, which was acquired in 2004, and changes in income taxes payable due to timing of estimated tax payments. Our accounts receivable increased by $33.0 million from December 2003 to December 2004, while revenue increased $123.0 million from 2003 to 2004 for the year ended December 31. There was only a slight increase in DSO (“Days Sales Outstanding”), net of pass-through, to 40.9 days as of December 31, 2004, compared to 39.3 days as of December 31, 2003. The increase in DSO was due to increased 2004 sales in our Government Services segment, which has typically slower paying customers, and project-related work.
Net cash provided by discontinued operations includes the return of an escrow payment related to the sale of CPCS for the year ended December 31, 2004, and the gain on sale of CPCS as well as cash provided by CPCS operations in 2003.
     Net cash used in investing activities for the year ended December 31 includes the acquisition of stock or assets of ten entities totaling $229.3 million in 2004 and eight entities totaling $93.6 million in 2003 to further capitalize on investment opportunities to build our business model, to expand our offerings to new markets and to develop new products. In 2003, the cash used for investing in acquisitions was offset by proceeds of $87.0 million from the sale of CPCS.
Net cash provided by financing activities for the year ended December 31 of $21.4 million in 2004 was used to fund the aforementioned acquisitions. During 2003, the Company used $118.1 million to pay down debt incurred to fund 2003 and late 2002 acquisitions.
New Accounting Pronouncements
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires companies to apply a fair value method of measurement for all share-based payment transactions with employees, including stock options, and to recognize these transactions in the financial statements. In April 2005, the SEC adopted a new rule allowing companies with fiscal years ending December 31, 2005 to implement SFAS No. 123(R) as of January 1, 2006. The Company has the option to only apply SFAS No. 123(R) to all grants after the effective date and to any unvested portion of grants issued prior to the effective date (“Modified Prospective Application”) or to apply the statement retroactively to either periods in 2005 prior to the effective date or all prior years. The Company will use the Modified Prospective Application in adopting SFAS 123(R). The impact of adopting SFAS No. 123(R) will depend on the timing and number of options granted during the year, but we anticipate that the impact of the adoption of the standard will be a reduction in net income of between $8.0 million and $13.0 million for 2006. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This Statement amends the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” APB 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS No. 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005. As of December 31, 2005, management believes that SFAS No. 153 will have no significant effect on the financial position, results of operations, and cash flows of the Company.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” The Statement applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement that do not include explicit transition provisions. SFAS No. 154 requires that a change in accounting principle be retroactively applied instead of including the cumulative effect in the income statement. The correction of an error will continue to require financial statement restatement. A change in accounting estimate will continue to be accounted for in the period

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
of change and in subsequent periods, if necessary. SFAS No. 154 is effective for fiscal years beginning after December 31, 2005. We will follow the provisions of this statement in the event of a future accounting change.
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
Purchase price allocation — Over its history, the Company’s growth has been partly driven by acquisitions. The application of the purchase method of accounting requires companies to assign values to acquired assets and liabilities, including intangible assets acquired based on their fair value. The determination of fair value for acquired assets, particularly intangible assets, requires a high degree of judgment, and estimates often involve significant subjectivity due to the lack of transparent market data or listed market prices. The Company generally uses external appraisals and/or internal evaluations in determining the fair value of assets acquired; however, the use of different valuation models or assumptions could result in different amounts of goodwill and other acquisition intangible assets and different lives for amortizable intangible assets. As of December 31, 2005, certain of our 2005 purchase price allocations were based on preliminary estimates which may be revised in future periods as estimates and assumptions are finalized (see Note 4 to the Consolidated Financial Statements). The Company does not anticipate that these revisions would be significant to the financial statements taken as a whole.
Impairment charges — SFAS No. 142 requires the testing of intangible assets with indefinite lives and goodwill for impairment at least annually. We completed our annual impairment tests as of October 31, 2003, 2004 and 2005 as required by SFAS No. 142 (see Note 3 to the Consolidated Financial Statements). In assessing the recoverability of these intangible assets, the Company must make assumptions regarding the estimated discounted future cash flows to determine fair value of the respective assets. These assumptions may change in the future due to economic conditions or in connection with the sale or integration of the Company’s business units at which time ChoicePoint may be required to record impairment charges for these assets. No impairment charge was recorded as a result of the 2003, 2004 and 2005 annual tests based on estimated discounted future cash flows as compared to the current book value of long-lived assets and no circumstances occurred between October 31, 2005 and December 31, 2005 that would have made the Company complete an additional test. If the Company had assumed a 10% reduction in its estimated annual cash flows in the 2005 annual impairment tests, it would have recorded impairment of approximately $39 million.
For the other acquisition intangible assets such as purchased software, customer relationships and non-compete agreements and tangible long-lived assets, the Company is required to assess them for impairment whenever indicators of impairment exist in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). Management uses measurable operating performance criteria as well as qualitative measures to determine whether an indicator of impairment exists. If an indicator of impairment exists, the Company reviews and reevaluates the assumptions used, which are primarily identified from the Company’s budget and longer-term strategic plan, for assessing the recoverability of its long-lived tangible and intangible assets and adjusts them as necessary. Also, in connection with selling and integrating certain business operations, the Company has historically recorded asset impairment charges for property, equipment, data and software assets that will no longer be used. Inherent in the assumptions used in impairment analyses are certain significant management judgments and estimates such as future undiscounted cash flows. During 2003, $15.4 million of equipment, technology and other long-lived assets and $6.0 million of acquisition-related intangible assets were written down and recorded as other operating expense as indicators of impairment related to these assets were identified (see Note 10 to the Consolidated Financial Statements). The Company periodically reviews and reevaluates these assumptions and adjusts them as necessary.
     As discussed in Note 10 to the Consolidated Financial Statements, in connection with selling and integrating certain business operations, the Company has recorded asset impairment charges for data and software assets that will no longer be used. Inherent in the assumptions used in impairment analyses are

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
certain significant management judgments and estimates. We periodically review and reevaluate these assumptions and adjust them as necessary.
Software and databases developed for internal use — As discussed in Note 3 to the Consolidated Financial Statements, the Company capitalizes certain direct costs incurred in the development of internal use software and databases. Amortization of such costs as cost of service revenue is done on a straight-line basis generally over three to five years. The Company evaluates the recoverability of capitalized costs periodically or as changes in circumstances suggest a possible impairment may exist in accordance with SFAS No. 144. Primarily in connection with the realignment of our technology infrastructure and the integration of our public filings businesses, capitalized costs were written down by $5.1 million in 2003 and are included in the impairment charges of $15.4 million in 2003 discussed above. Amortization of capitalized software and database costs amounted to $17.4 million in 2005, $15.9 million in 2004 and $13.7 million in 2003.
Postretirement benefit obligations — In connection with developing the Company’s projected liabilities for postretirement benefits, management is required to make estimates and assumptions which affect the reported amounts of the liability as of the date of the financial statements and the amount of expense recognized during the period. The liability is developed based on currently available information, estimates of future trends and actuarial assumptions including a discount rate of 5.50% and 5.75% and an initial health care cost trend rate of approximately 10.33% and 11.33% as of December 31, 2005 and 2004, respectively. A 0.25% decrease or increase in the discount rate (to 5.25% or 5.75%) would result in a change in the liability of approximately $500,000. Actual results could differ from these estimates. See Note 8 to the Consolidated Financial Statements for a discussion of the impact of changes in health care cost trend rates.
Revenue recognition — Certain of the Company’s revenues are accounted for under the percentage of completion method and some of its software revenues are allocated to each element of a transaction based upon its fair value as determined by vendor specific objective evidence. The Company estimates the percentage of completion on contracts and determines the software revenue allocation method based on assumptions and estimates that require judgment. Changes in estimates to complete and revisions to the fair value used in the allocation of software revenue elements could result in a change in the timing of revenue recognition. Management believes its method and related assumptions, which have been consistently applied, to be reasonable (see Note 3 to the Consolidated Financial Statements).
Fraudulent Data Access
ChoicePoint’s review of the fraudulent data access described in the Company’s Annual Report and Form 10-K for the year ended December 31, 2004 and other similar incidents is ongoing. The Company currently expects that the number of consumers to which it will send notice of potential fraudulent data access will increase from the number of consumers it has notified to date, but the Company does not anticipate that the increase will be significant.
Regulatory and Legislative Matters, Legal Proceedings and Assessment
The Company is involved in several legal proceedings or investigations that relate to the fraudulent data access. ChoicePoint is unable at this time to predict the outcome of these actions. The ultimate resolution of these matters could have a material adverse impact on the Company’s financial results, financial condition, liquidity and on the trading price of the Company’s common stock. Regardless of the merits and ultimate outcome of these lawsuits and other proceedings, litigation and proceedings of this type are expensive and will require that substantial Company resources and executive time be devoted to defend these proceedings.
The Company has entered into a settlement with the Federal Trade Commission (“FTC”) regarding its investigation into the Company’s compliance with federal laws governing consumer information security and related issues, including the fraudulent data access which occurred last year. The terms of the settlement call for a non-tax deductible civil penalty of $10 million, the establishment of a $5 million fund to be administered by the FTC for consumer redress initiatives, completion of certain one-time and ongoing customer credentialing activities such as additional site visits, and undertaking additional obligations relating to information security. The settlement also requires ChoicePoint to obtain, every two years for the next 20 years, an assessment from a qualified, independent, third-party professional to ensure that its information security program meets the standards of the order. As part of this settlement, ChoicePoint does not admit to the truth of, or liability for, any of the matters alleged by the FTC.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
The Company recorded a pre-tax charge of $8.0 million ($8.8 million net of taxes) in the fourth quarter of 2005 that reflects the net impact of this settlement.
     The Company has received a variety of inquiries and requests from state Attorneys General as a result of the fraudulent data access. Generally, these state Attorneys General are requiring that all affected individuals in each of their respective states receive appropriate notice. The Company has mailed notices to the potentially affected consumers identified to date. In addition, certain state Attorneys General have requested, including by use of subpoena, information and documents to determine whether the Company has violated certain state laws regarding consumer protection and related matters. The Company is cooperating with the state Attorneys General in connection with these inquiries.
     The Company has received notice from the Securities and Exchange Commission (“SEC”) that the SEC is conducting an investigation into the circumstances surrounding any possible identity theft, trading in ChoicePoint stock by its Chief Executive Officer and Chief Operating Officer and related matters. The Company is cooperating with and providing the requested information and documents to the SEC.
     A number of congressional committees have held hearings in light of increasing concerns over identity theft. For example, the Senate Committee on Banking, Housing and Urban Affairs, the Senate Committee on the Judiciary, the Senate Committee on Commerce, Science and Transportation, the House Committee on Financial Services and the House Energy and Commerce Subcommittee on Commerce, Trade and Consumer Protection have held hearings to consider recent identity theft concerns. Several congressional leaders have introduced legislation that addresses identity theft.
     The Company is a defendant in a purported class action lawsuit that resulted from the consolidation of four previously filed class actions in the U.S. District Court for the Central District of California, Harrington, et al. v. ChoicePoint, CV05-1294. On June 30, 2005, plaintiffs filed a First Amended Consolidated Class Action Complaint against ChoicePoint Inc. and three subsidiaries. The amended complaint alleges violations of the federal Fair Credit Reporting Act (“FCRA”) and certain California statutes. The plaintiffs purport to bring the lawsuit on behalf of a national class of persons about whom ChoicePoint provided a consumer report as defined in the FCRA to rogue customers, as well as five California classes of affected persons. Plaintiffs seek actual, statutory and exemplary damages and injunctive relief, attorneys’ fees and costs. On September 15, 2005, the Court dismissed with prejudice two counts related to certain California statutes and let survive the other claims. The Company filed a motion for summary judgment, which was denied without prejudice on March 1, 2006. At the conclusion of four months of discovery, the Court stated the Company could renew its motion. The Company intends to defend this lawsuit vigorously.
     On June 15, 2005, a similar purported class action lawsuit was filed against ChoicePoint Inc. in the United States District Court, Northern District of Georgia, Atlanta Division, Wilson v. ChoicePoint Inc., 1-05-CV-1604. The plaintiffs allege violations of the FCRA, the Driver’s Privacy Protection Act (“DPPA”), and Georgia’s Uniform Deceptive Trade Practices Act and purport to represent a national class of persons whose consumer credit reports as defined in the FCRA or personal or highly restricted personal information as defined in the DPPA was disclosed to third parties as a result of acts or omissions by ChoicePoint. Plaintiffs seek actual, statutory, and punitive damages, injunctive relief and fees and costs. On February 28, 2006, the Court granted ChoicePoint’s motion to transfer the Wilson case to the U.S. District Court, Central District of California. The Company intends to defend this lawsuit vigorously.
     On March 4, 2005, a purchaser of the Company’s securities filed a lawsuit against the Company and certain of its officers in the United States District Court for the Central District of California. The complaint alleges that the defendants violated federal securities laws by issuing false or misleading information in connection with the fraudulent data access. Additional complaints alleging substantially similar claims have been filed by other purchasers of the Company’s securities in the Central District of California on March 10, 2005 and in the Northern District of Georgia on March 11, 2005, March 22, 2005 and March 24, 2005. By court order, the cases pending in the Central District of California have been transferred to the Northern District of Georgia. By order dated August 5, 2005, the court consolidated each of the pending cases into a single consolidated action, In re ChoicePoint Inc. Securities Litigation, 1:05-CV-00686. On November 14, 2005, the Court entered an order appointing the Alaska Laborers Employers Retirement Fund as lead plaintiff for the proposed plaintiff class. A Consolidated Amended Complaint was filed on January 13, 2006, and seeks certification as a class action and unspecified compensatory damages, attorneys’ fees, costs, and other relief. The Company intends to defend this lawsuit vigorously.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
     On May 20, 2005, a purported class action lawsuit was filed in the United States District Court for the Northern District of Georgia against ChoicePoint and certain individuals who are alleged to be fiduciaries under the ChoicePoint Inc. 401(k) Profit Sharing Plan (“Plan”). The suit alleges violations of ERISA fiduciary rules through the acquisition and retention of ChoicePoint stock by the Plan on and after November 24, 2004. Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys’ fees and costs. The Company intends to defend this lawsuit vigorously.
     On June 27, 2005, the Company was served with a shareholder derivative lawsuit. The initial lawsuit was filed in the Superior Court of Gwinnett County, Georgia, and alleges that some of the Company’s officers breached their fiduciary duties by engaging in insider trading and requests unspecified compensatory damages, attorneys’ fees, costs and other relief. On July 6, 2005, a second shareholder derivative lawsuit was filed in the Superior Court of Fulton County, Georgia, alleging that some of the Company’s officers engaged in insider trading and that all of the Board members breached their fiduciary duties by failing to adequately oversee the Company’s operations. The Gwinnett County action was subsequently transferred to Fulton County, and the Superior Court of Fulton County has consolidated both cases into a single action, In re ChoicePoint Inc. Derivative Litigation, 2005-CV-103219. A consolidated Amended Complaint was filed on November 28, 2005. Plaintiffs seek unspecified compensatory and exemplary damages, attorneys’ fees, costs and other relief. On January 12, 2006, the Company moved to dismiss and answered the Consolidated Amended Complaint. The motion remains pending before the Court. The Company intends to defend this lawsuit vigorously.
     On December 17, 2005, a shareholder derivative lawsuit was filed against the Company in the United States District Court for the Northern District of Georgia, Learch v. Smith, et al., 1:05-CV-3108. The complaint contains allegations akin to those alleged in the consolidated derivative suit pending in the Superior Court of Fulton County, as described above. Plaintiffs seek unspecified compensatory damages, attorneys’ fees, costs and other relief. The Company intends to defend the lawsuit vigorously.
     While the ultimate resolution of the aforementioned cases cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on the Company’s financial condition or results of operations.
     The Company is continuing to strengthen its customer credentialing procedures and is recredentialing components of its customer base, particularly customers that have access to products that contain personally identifiable information. Further, the Company continues to review and investigate other matters related to credentialing and customer use. The Company’s investigations as well as those of law enforcement continue. The Company believes that there are other instances that will likely result in notification to consumers. As previously stated, the Company intends for consumers to be notified, irrespective of current state law requirements, if it is determined that their sensitive personally identifiable information has been acquired by unauthorized parties. The Company does not believe that the impact from notifying affected consumers will be material to the financial position, results of operations or cash flows of the Company.
On March 4, 2005, ChoicePoint announced that the Company will discontinue the sale of certain information services that contain sensitive consumer data, including social security numbers, except when (1) there is either a specific consumer-driven transaction or benefit, or (2) such services serve as authentication or fraud prevention tools provided to large accredited customers with existing consumer relationships, or (3) the services support federal, state or local government and law enforcement purposes. The Company cannot currently accurately estimate the future impact that the customer fraud, related events and the decision to discontinue certain services will have on our operating results and financial condition.
     In 2005, the Company recorded certain other operating charges relating to the fraudulent data access and the settlement reached with the FTC, which are discussed in “Management’s Discussion and Analysis — Other Operating Charges.” The Company currently estimates that it will incur ongoing legal expenses related to the fraudulent data access of approximately $4 million to $6 million in 2006, exclusive of any potential settlements, with the majority of these expenses incurred during the first two quarters. In addition, the publicity associated with these events or changes in regulation may materially harm the business and ChoicePoint’s relationship with customers or data suppliers.

Management’s Discussion and Analysis continued
CHOICEPOINT 2005 ANNUAL REPORT
Other
As a result of changes to the business model in 2005 in an effort to enhance our ability to provide our customers with state-of-the-art products in a rapid response mode, the Company is centralizing functions and consolidating certain technology platforms in our Business Services and Marketing Services segments. Replacing certain of our technology platforms will enhance our operational efficiencies, lower our overall level of risk, and improve future margin. The operating charges and the accelerated depreciation related to these efforts are estimated at $8 to $10 million, with the majority of these expenses expected to be recorded in the first quarter of 2006, depending on when the equipment is replaced. The Company will continue to review technology investments as well as other costs (including severance) that we may incur to reposition these divisions in the future.
Forward-Looking Statements
Certain written and oral statements made by or on behalf of the Company, may constitute “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as “should result,” “are expected to,” “anticipate,” “estimate,” “project,” or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, the following important factors: the results of our ongoing review of fraudulent data access and other events, the impact of the Company’s decision to discontinue certain services, the results of the Company’s recredentialing of customer accounts, the results of any litigation or government proceedings, demand for the Company’s services, product development, maintaining acceptable margins, maintaining the Company’s data supply, maintaining secure systems including personal privacy systems, ability to minimize system interruptions, ability to control costs, the impact of federal, state and local regulatory requirements on the Company’s business, specifically the direct marketing and public filings markets and privacy matters affecting the Company and any federal or state legislative responses to identity theft concerns, the impact of competition and customer consolidations, ability to continue the Company’s long-term business strategy including growth through acquisition, ability to attract and retain qualified personnel, and the uncertainty of economic conditions in general. Additional information concerning these and other risks and uncertainties is contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made, and the Company undertakes no obligation to publicly update these statements based on events that may occur after the date of this report.

Management’s Report on Internal Control Over Financial Reporting
CHOICEPOINT 2005 ANNUAL REPORT
The management of ChoicePoint Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the Company’s principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting is supported by written policies and guidelines, a program of internal audits, a written Code of Conduct applicable to all Company directors and all officers and employees of the Company, and quarterly written representations obtained from business unit leaders and key financial associates.
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
     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this assessment, management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective.
     The Company’s independent registered public accounting firm has audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, as stated in their report appearing below, which expresses unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005.

Derek V. Smith	Doug C. Curling
Chief Executive Officer	Chief Operating Officer

Steven W. Surbaugh	David E. Trine
Chief Administrative Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
CHOICEPOINT 2005 ANNUAL REPORT
To the Board of Directors and
Shareholders of ChoicePoint Inc.:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that ChoicePoint Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 13, 2006 expressed an unqualified opinion on those financial statements.
Atlanta, Georgia
March 13, 2006

Report of Independent Registered Public Accounting Firm
CHOICEPOINT 2005 ANNUAL REPORT
To the Board of Directors and
Shareholders of ChoicePoint Inc.:
We have audited the accompanying consolidated balance sheets of ChoicePoint Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ChoicePoint Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Atlanta, Georgia
March 13, 2006

Consolidated Statements of Income
CHOICEPOINT 2005 ANNUAL REPORT

(In thousands, except per share data)
Year Ended December 31,	2005	2004	2003

Service revenue	$1,029,857	$884,433	$750,351
Reimbursable expenses (Note 3)	28,057	34,280	45,395

Total revenue	1,057,914	918,713	795,746

Costs and expenses:
Cost of service revenue	539,587	457,842	402,148
Reimbursable expenses	28,057	34,280	45,395
Selling, general, and administrative	224,352	184,813	138,701
Other operating charges (Note 10)	28,773	—	30,942

Total costs and expenses	820,769	676,935	617,186

Operating income	237,145	241,778	178,560
Interest expense, net	4,513	2,948	3,061

Income from continuing operations before income taxes	232,632	238,830	175,499
Provision for income taxes	91,976	90,875	67,391

Income from continuing operations	140,656	147,955	108,108
Income from discontinued operations, net of tax (Note 4)	—	—	991
Gain on sale of discontinued operations, net of tax (Note 4)	—	—	32,893

Net income	$140,656	$147,955	$141,992

Earnings per share (Notes 3 and 7)
Basic:
Income from continuing operations	$1.59	$1.69	$1.26
Income from discontinued operations, net	—	—	0.01
Gain on sale of discontinued operations, net	—	—	0.38

Net income	$1.59	$1.69	$1.65

Diluted:
Income from continuing operations	$1.53	$1.62	$1.21
Income from discontinued operations, net	—	—	0.01
Gain on sale of discontinued operations, net	—	—	0.37

Net income	$1.53	$1.62	$1.58

Weighted average shares — basic	88,727	87,502	85,957
Dilutive effect of stock options	2,968	3,803	3,729

Weighted average shares — diluted	91,695	91,305	89,686

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
CHOICEPOINT 2005 ANNUAL REPORT

(In thousands, except par values)
December 31,	2005	2004

Assets
Current assets:
Cash and cash equivalents	$21,337	$1,577
Accounts receivable, net of allowance for doubtful accounts of $5,749 in 2005 and $5,128 in 2004	203,289	186,629
Other current assets	47,612	30,171

Total current assets	272,238	218,377
Property and equipment, net	73,518	68,224
Goodwill	917,858	824,904
Other acquisition intangible assets, net	102,283	95,511
Other assets, net	97,079	80,460

Total assets	$1,462,976	$1,287,476

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt and current maturities of long-term debt	$50,022	$50,083
Accounts payable	45,212	39,421
Accrued salaries and bonuses	31,349	33,332
Income taxes payable	6,861	—
Deferred income taxes	1,723	946
Other current liabilities	135,417	99,886

Total current liabilities	270,584	223,668
Long-term debt, less current maturities	80,035	17
Postretirement benefit obligations	24,929	28,850
Deferred income taxes	43,617	26,115
Other long-term liabilities	22,937	25,167

Total liabilities	442,102	303,817

Commitments and contingencies (Note 9)
Shareholders’ equity:
Preferred stock, $0.01 par value; 10,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.10 par value; shares authorized — 400,000; issued — 90,967 in 2005 and 89,426 in 2004	9,097	8,943
Paid-in capital	458,132	418,773
Retained earnings	718,390	577,734
Accumulated other comprehensive loss, net	(9,784)	(1,317)
Treasury stock, at cost, 4,340 shares in 2005 and 1,194 shares in 2004	(154,961)	(20,474)

Total shareholders’ equity	1,020,874	983,659

Total liabilities and shareholders’ equity	$1,462,976	$1,287,476

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
CHOICEPOINT 2005 ANNUAL REPORT

					Accumulated
					Other
	Comprehensive	Common	Paid-in	Retained	Comprehensive	Treasury
(In thousands)	Income	Stock	Capital	Earnings	Loss, Net	Stock	Total

Balance, December 31, 2002		$8,655	$345,426	$287,787	$(2,881)	$(16,380)	$622,607
Net income	$141,992	—	—	141,992	—	—	141,992
Change in fair value of derivatives, net of deferred taxes of $166	249	—	—	—	249	—	249
Other	43	—	—	—	43	—	43

Comprehensive income	$142,284

Restricted stock plans, net		6	3,659	—	—	—	3,665
Stock options exercised		114	16,180	—	—	—	16,294
Common stock redeemed		—	—	—	—	(99)	(99)
Stock purchased by employee benefit trusts, net		—	22	—	—	(3,920)	(3,898)
Tax benefit of stock options exercised		—	9,642	—	—	—	9,642

Balance, December 31, 2003		8,775	374,929	429,779	(2,589)	(20,399)	790,495
Net income	$147,955	—	—	147,955	—	—	147,955
Change in fair value of derivatives, net of deferred taxes of $823	1,235	—	—	—	1,235	—	1,235
Other	37	—	—	—	37	—	37

Comprehensive income	$149,227

Restricted and other stock plans, net		6	4,891	—	—	—	4,897
Stock options exercised		162	23,271	—	—	—	23,433
Common stock redeemed		—	—	—	—	(151)	(151)
Stock distributed by employee benefit trusts		—	—	—	—	76	76
Tax benefit of stock options exercised		—	15,682	—	—	—	15,682

Balance, December 31, 2004		8,943	418,773	577,734	(1,317)	(20,474)	983,659
Net income	$140,656	—	—	140,656	—	—	140,656
Change in fair value of derivatives, net of deferred taxes of $930	1,396	—	—	—	1,396	—	1,396
Change in cumulative foreign currency translation adjustment	(9,863)	—	—	—	(9,863)	—	(9,863)

Comprehensive income	$132,189

Restricted and other stock plans, net		9	5,304	—	—	—	5,313
Stock options exercised		145	18,093	—	—	—	18,238
Common stock repurchased		—	—	—	—	(125,592)	(125,592)
Stock purchased for employee benefit trusts		—	—	—	—	(8,895)	(8,895)
Tax benefit of stock options exercised		—	15,962	—	—	—	15,962

Balance, December 31, 2005		$9,097	$458,132	$718,390	$(9,784)	$(154,961)	$1,020,874

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
CHOICEPOINT 2005 ANNUAL REPORT

(In thousands)
Year Ended December 31,	2005	2004	2003

Cash flows from operating activities:
Net income	$140,656	$147,955	$141,992
Income from discontinued operations, net of tax	—	—	(991)
Gain on sale of discontinued operations, net of tax	—	—	(32,893)

Income from continuing operations	140,656	147,955	108,108
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	76,671	61,346	53,120
Non-cash components of other operating charges	—	—	21,164
Compensation recognized under employee stock plans, net	5,314	4,897	3,665
Tax benefit of stock options exercised	15,962	15,682	9,642
Gain on sale of minority investment	—	(4,049)	—
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:
Accounts receivable, net	(8,440)	(22,841)	(14,179)
Other current assets, excluding income taxes	(16,815)	(9,453)	4,703
Deferred income taxes	15,571	30,730	8,859
Estimated income taxes	8,640	10,728	(3,102)
Current liabilities, excluding debt and income taxes	18,567	7,582	9,109
Other long-term liabilities, excluding debt	(4,188)	5,543	(6,802)

Net cash provided by continuing operations	251,938	248,120	194,287

Net cash provided by (used in) discontinued operations	—	500	(38,609)

Total net cash provided by operating activities	251,938	248,620	155,678

Cash flows from investing activities:
Acquisitions and investment, net of cash acquired	(123,380)	(229,314)	(93,567)
Cash proceeds from sale of businesses and minority investments	—	3,549	87,000
Additions to property and equipment, net	(28,682)	(28,255)	(20,645)
Additions to other assets, net	(43,026)	(37,783)	(21,286)

Net cash used in investing activities	(195,088)	(291,803)	(48,498)

Cash flows from financing activities:
Payments on Credit Facilities	(95,000)	(70,000)	(153,000)
Borrowings under Credit Facilities	175,000	70,000	58,000
Payments on Receivables Facility	—	(70,000)	(35,000)
Borrowings under Receivables Facility	—	70,000	—
Payments on other debt	(43)	(2,008)	(426)
Changes in stock held by employee benefit trusts, net	(8,895)	76	(3,898)
Repurchase of common stock	(125,592)	—	—
Redemption of common stock	(1)	(151)	(99)
Proceeds from exercise of stock options	18,238	23,433	16,294

Net cash (used in) provided by financing activities	(36,293)	21,350	(118,129)

Effect of foreign currency exchange rates on cash and cash equivalents	(797)	—	—
Net increase (decrease) in cash and cash equivalents	19,760	(21,833)	(10,949)
Cash and cash equivalents, beginning of year	1,577	23,410	34,359

Cash and cash equivalents, end of year	$21,337	$1,577	$23,410

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
CHOICEPOINT 2005 ANNUAL REPORT
1 Nature of Operations
ChoicePoint Inc. (NYSE: CPS), a Georgia corporation (“ChoicePoint” or the “Company”), is a leading provider of identification and credential verification services for making smarter decisions in a world challenged by increased risks. Serving the needs of business, government, non-profit organizations and individuals, ChoicePoint works to create a safer and more secure society through the responsible use of information while working diligently to protect personal privacy.
     ChoicePoint’s businesses are focused on four primary markets — Insurance Services, Business Services, Government Services and Marketing Services.
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
     The Business Services group provides information products and services to many of the nation’s largest employers, consumer finance companies, asset-based lenders, legal and professional service providers, health care service providers, non-profit organizations, small businesses and consumers. Major offerings include employment background screening and drug testing administration services, public filing searches, vital record services, credential verification, due diligence information, Uniform Commercial Code searches and filings, authentication services, tenant screening services, mortgage fraud credentialing services and people and shareholder locator information searches. In response to the fraudulent data access and other matters discussed in Note 9, ChoicePoint discontinued the sale of certain information services that contain sensitive consumer data offered by its Business Services group.
     Industry leading data, analytic and platform tools enable the Government Services group to provide information products and services to federal, state and local governmental and law enforcement agencies and certain non-data related software and services into international markets. Major offerings include public filing searches, credential verification, authentication services, visualization and link analysis software, data integration, data visualization and analytics services, DNA identification services and background screenings.
     The Marketing Services group provides direct marketing services to many of the nation’s largest employers, insurance companies, agents, financial institutions and other businesses. Marketing Services offers a full complement of products, including data, analytics, teleservices, database and campaign management services, as well as print, Web and fulfillment services.
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
3 Significant Accounting Policies
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation — The net assets of the Company’s foreign operations, which are located primarily in the United Kingdom, are translated into U.S. dollars using current exchange rates and the results of operations of the Company’s foreign operations are translated into U.S. dollars using average exchange rates during the period. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative foreign currency translation adjustment in Accumulated Other Comprehensive Loss, net. The functional currency of the Company’s foreign operations is the local currency of those operations.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
Earnings Per Share (“EPS”) — In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share,” the Company has computed basic EPS and diluted EPS (using the treasury stock method). Options outstanding to purchase approximately 2.1 million, 716,000, and 2.5 million shares of common stock at December 31, 2005, 2004 and 2003, respectively, were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market prices of the Company’s common shares during the applicable year (Note 7).
Revenue — ChoicePoint recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence that an agreement exists, prices are fixed or determinable, services and products are provided to the customer, and collectibility is reasonably assured. The Company reduces revenue for estimated volume discounts and other allowances. The Company also records deferred revenue primarily related to payments received in advance or revenue being earned under software licensing, maintenance and support and other contractual agreements. Deferred revenue included in other current liabilities totaled $44.0 million as of December 31, 2005 and $32.0 million as of December 31, 2004. In addition to the general policy discussed above, the following are the specific revenue recognition policies for our major business lines and for multiple-element arrangements:
Information Services — Revenue for the P&C personal lines, public filing searches, employment background screening and drug testing, vital records and other services in the Business Services segment is generally earned on a transactional basis and recognized as the services are delivered. Revenue from non-transaction-based arrangements such as subscription licenses and fixed fee arrangements is recognized over the period in which the customer is using the service. Provisions for bad debts and volume discounts are recognized during the period in which they are estimable and applicable, respectively.
Marketing Services — Revenues in our teleservices, print and data fulfillment services are recognized when projects are completed and delivered (typically within one month) in accordance with contractual terms. Certain database management services in our Marketing Services segment represent hosting arrangements. The contracts for these services are in essence a periodic service agreement to provide database services to a specific customer. The revenues and certain up-front costs related to these hosting arrangements are recognized ratably over the term of the agreement in accordance with Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements,” and Emerging Issues Task Force (“EITF”) Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware.”
Software Services — Certain software revenues are generated primarily by transactions that include multiple-element arrangements encompassing licensing software systems (consisting of software and maintenance support) and providing professional services. ChoicePoint allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for maintenance and support services, is additionally measured by the renewal rate offered to the customer. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with its revenue recognition policy for such element. If the fair value of any undelivered element included in bundled software and service arrangements cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the residual method is used to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.
     In some instances, perpetual software license arrangements require significant customization. These arrangements are accounted for under the percentage of completion method based on estimates of the extent of progress toward completion. The Company estimates the percentage of completion on contracts on a monthly basis utilizing estimated

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
remaining hours to complete as a percentage of total estimated hours to complete the project. Changes in estimates to complete and revisions in overall profit estimates are recognized in the period in which they are determined.
Government Contracts — Certain of the Company’s government contracts may have cancellation or pricing provisions or renewal clauses that are required by law, such as those dependent upon fiscal funding outside of a governmental unit’s control, that the contract can be cancelled if deemed in the taxpayer’s best interest and the contract may be subject to limitations under statutes. ChoicePoint considers multiple factors, including the history with the customer in similar transactions, the “essential use” of the service and the planning, budgeting and approval processes undertaken by the governmental entity. If the Company determines that the likelihood of non-acceptance in these arrangements is remote, revenue is recognized once all of the criteria described above have been met. If such a determination cannot be made, revenue is recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity.
Pass-through Expense — The Company records certain revenue on a net basis since it has in essence “earned a commission or fee” for arranging the delivery of a service ordered by a customer from a specified vendor and is not the primary obligor under the provisions of EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Motor vehicle records registry revenue (the fee charged by states for motor vehicle records) and other fixed costs that are passed on by ChoicePoint to its customers (“pass-through expense”) are excluded from revenue and recorded as a reduction to cost of revenue in the Consolidated Financial Statements. The incidental fee charged by ChoicePoint to provide this delivery service is reported as revenue. For the twelve months ended December 31, pass-through expense was $733.2 million in 2005, $644.7 million in 2004 and $597.6 million in 2003.
Reimbursable Expenses — In accordance with EITF Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred"(“EITF 01-14”), the Company presents certain reimbursed out-of-pocket expenses on a gross basis as revenues and expenses. The application of EITF 01-14 has no impact on operating income, net income or earnings per share. Reimbursed materials, shipping and postage charges in the Company’s Marketing Services segment for the twelve months ended December 31 totaled $28.1 million in 2005, $34.3 million in 2004 and $45.4 million in 2003 and have been presented as revenues and expenses in the corresponding Consolidated Statements of Income.
Other — During 2004, the Company sold its minority investment in a small document management technology company that it invested in several years ago and recorded a pre-tax gain of approximately $4.0 million related to the sale. This gain was substantially offset by an increase in litigation expense accruals on an outstanding legal action that is related to the litigation addressed in Note 9 and costs related to the closure of certain operating facilities.
Stock Options — As of December 31, 2005, the Company has stock-based employee compensation plans (Note 7). The Company accounts for these plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations (“APB No. 25”). Accordingly, the Company does not recognize compensation cost in connection with stock options, as all options granted under these plans had an exercise price equal to the fair market value of ChoicePoint common stock on the date of grant. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”), which amended SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. Furthermore, SFAS No. 148 requires more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The Company adopted SFAS No. 148 as of January 1, 2003 with respect to the disclosure requirements. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations. If the Company had either elected or was required to apply the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” to stock-based employee compensation, net income and net income per share would have been reduced to the pro forma amounts indicated in the following table

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
(in thousands, except per share information). During the second quarter of 2004, the Company adjusted the pro forma stock-based compensation expense to reflect the impact of actual forfeitures as compared to original estimates.

Year Ended December 31,	2005	2004	2003

Net income, as reported	$140,656	$147,955	$141,992
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	3,455	4,199	3,311

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(15,572)	(12,655)	(16,465)

Pro forma net income	$128,539	$139,499	$128,838

Earnings per share:
Basic — as reported	$1.59	$1.69	$1.65
Basic — pro forma	1.45	1.59	1.50

Diluted — as reported	$1.53	$1.62	$1.58
Diluted — pro forma	1.40	1.53	1.45
     The fair value of options granted in 2005 was estimated on the date of grant using an actuarial binomial model. The fair value of options granted prior to 2005 was estimated on the date of grant using the Black-Scholes Option Pricing Model. The following assumptions were used in the calculation of stock-based compensation expense:

Year Ended December 31,	2005	2004	2003

Dividend yield	0%	0%	0%
Expected volatility	28%	32%	33%
Risk-free interest rate	3.7%	2.8%	2.8%
Expected life in years	4.85	3.82	4.23
Weighted average fair value of options granted	$14.01	$11.50	$10.00
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires companies to apply a fair value method of measurement for all share-based payment transactions with employees, including stock options, and to recognize these transactions in the financial statements. In April 2005, the SEC adopted a new rule allowing companies with fiscal years ending December 31, 2005 to implement SFAS No. 123(R) as of January 1, 2006. The Company has the option to only apply SFAS No. 123(R) to all grants after the effective date and to any unvested portion of grants issued prior to the effective date (“Modified Prospective Application”) or to apply the statement retroactively to either periods in 2005 prior to the effective date or all prior years. The Company will use the Modified Prospective Application in adopting SFAS 123(R). The impact of adopting SFAS No. 123(R) will depend on the timing and number of options granted during the year, but we anticipate that the impact of the adoption of the standard will be a reduction in net income of between $8.0 million and $13.0 million for 2006. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described above.
Other Current Assets — Other current assets at December 31, 2005 and 2004 consisted of the following (in thousands):

December 31,	2005	2004

Prepaid expenses	$26,829	$23,083
Receivable from insurance carrier on FTC Settlement	11,000	—
Other receivable from insurance carrier	4,000	—
Income tax receivable	—	1,321
Other	5,783	5,767

	$47,612	$30,171

Property and Equipment — Property and equipment at December 31, 2005 and 2004 consisted of the following (in thousands):

December 31,	2005	2004

Land, buildings, and improvements	$27,106	$25,218
Data processing equipment and furniture	178,234	162,407
Less accumulated depreciation	(131,822)	(119,401)

	$73,518	$68,224

     The cost of property and equipment is depreciated primarily on the straight-line basis over estimated asset lives of 40 years for buildings; 15 years for land improvements; useful lives, not to exceed lease terms, for leasehold improvements; three to eight years for data processing equipment and eight years for furniture.
     Goodwill — The Company accounts for acquisitions using the purchase method of accounting. As a result, goodwill and other acquisition intangibles are recorded at the time of purchase based on external appraisals and/or internal evaluations that are subject to change based on the final resolutions of acquired asset valuations. The Company completed its annual goodwill impairment tests as required under SFAS No. 142, “Goodwill and Other Intangible Assets,” as of October 31, 2005, 2004 and 2003. No impairment charges were recorded as a result of these tests.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
     A summary of the change in goodwill during the years ended December 31, 2005 and 2004, by business segment, is as follows:

	Goodwill at	Acquisitions	Goodwill at
(In thousands)	December 31, 2004	& Adjustments	December 31, 2005

Insurance Services	$74,822	$8,323	$83,145
Business Services	478,572	45	478,617
Government Services	80,605	76,471	157,076
Marketing Services	190,905	8,115	199,020

Total	$824,904	$92,954	$917,858

	Goodwill at	Acquisitions	Goodwill at
(In thousands)	December 31, 2003	& Adjustments	December 31, 2004

Insurance Services	$48,036	$26,786	$74,822
Business Services	397,298	81,274	478,572
Government Services	9,084	71,521	80,605
Marketing Services	190,754	151	190,905

Total	$645,172	$179,732	$824,904

Other Acquisition Intangible Assets — Other acquisition intangibles, excluding trademarks/trade names, are being amortized on a straight-line basis over two to twenty years for customer relationships, three to twenty years for purchased data files, one to five years for software, four to seven years for non-compete agreements and two to eleven years for other intangible assets. Amortization expense was $22.4 million for 2005, $14.8 million for 2004 and $9.5 million for 2003. Estimated amortization expense for the next five years is $21.0 million for 2006, $16.3 million for 2007, $13.4 million for 2008, $10.1 million for 2009 and $5.0 million for 2010. Other Acquisition Intangible Assets at December 31, 2005 and 2004 consisted of the following:

		2005			2004
		Accumulated			Accumulated
(In thousands)	Gross	Amortization	Net	Gross	Amortization	Net

Customer relationships	$56,782	$(24,809)	$31,973	$45,362	$(14,906)	$30,456
Purchased data files	35,499	(6,250)	29,249	35,499	(2,973)	32,526
Software	31,188	(15,581)	15,607	14,800	(10,755)	4,045
Non-compete agreements	15,007	(6,691)	8,316	15,007	(4,441)	10,566
Trademarks/trade names	15,531	—	15,531	10,600	—	10,600
Other intangible assets	10,913	(9,306)	1,607	15,338	(8,020)	7,318

Total	$164,920	$(62,637)	$102,283	$136,606	$(41,095)	$95,511

Other Assets, Net — Other assets, net at December 31, 2005 and 2004 consisted of the following:
(In thousands)

December 31,	2005	2004

Software and databases developed for internal use, net	$67,089	$56,705
Purchased software, net	21,807	17,739
Other	8,183	6,016

	$97,079	$80,460

     For the years ended December 31, costs of software and databases developed for internal use of approximately $28.6 million in 2005, $25.6 million in 2004, and $13.2 million in 2003 were capitalized and are included in software and databases developed for internal use, net. The amounts capitalized include certain direct costs, including independent contractor and payroll costs in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Other assets are being amortized on a straight-line basis primarily over three to five years. Accumulated amortization was $96.8 million as of December 31, 2005 and $79.6 million as of December 31, 2004.
     The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amount of other long-lived assets may warrant revision or may not be recoverable. When factors indicate that other assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the other assets in measuring whether those assets are recoverable. If the carrying amount exceeds undiscounted cash flows, an impairment loss would be recognized for the difference between the carrying amount and its estimated fair

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
value on a discounted cash flow methodology. For the year ended December 31, 2003, approximately $7.2 million of other long-lived assets were written down to fair value and recognized as other operating charges (Note 10).
Other Current Liabilities — Other current liabilities at December 31, 2005 and 2004 consisted of the following (in thousands):

December 31,	2005	2004

Unearned income and deferred revenue	$43,980	$31,952
FTC settlement accrual and related costs	19,000	–
Acquisition earnout settlement accrual	7,500	–
Other	64,937	67,934

	$135,417	$99,886

See Notes 9 and 10 for discussion of the Federal Trade Commission (“FTC”) settlement accrual and related costs. See Note 4 for discussion of acquisition earnout settlement accrual.
Depreciation and Amortization Expense — Depreciation and amortization expense from continuing operations for 2005, 2004 and 2003 consisted of the following:
(In thousands)

Year Ended December 31,	2005	2004	2003

Property and equipment	$25,674	$21,174	$21,205
Other acquisition intangibles	22,381	14,824	9,539
Software and databases developed for internal use	17,354	15,908	13,680
Purchased software	10,966	7,355	6,349
Other assets	296	2,085	2,347

Total	$76,671	$61,346	$53,120

Comprehensive Income — Comprehensive income and its components are presented in the Consolidated Statements of Shareholders’ Equity. Accumulated other comprehensive loss consisted of the following at December 31:

(In millions)	2005	2004

Cumulative foreign currency translation adjustment	$(9,863)	$–
Cash flow hedges	(1)	(1,397)
Other	80	80

Total	$(9,784)	$(1,317)

Consolidated Statements of Cash Flows — The Company considers short-term cash investments with original maturities of three months or less to be cash equivalents.
     The tax payments made by ChoicePoint were approximately $52.9 million in 2005 ($51.9 million net of refunds), $36.7 million in 2004 ($32.4 million net of refunds), and $81.8 million in 2003. Interest paid on debt totaled $4.4 million in 2005, $2.9 million in 2004 and $3.1 million in 2003.
     In 2005, 2004 and 2003, the Company acquired various businesses that were accounted for as purchases and made an equity investment (Note 4). In conjunction with these transactions, liabilities were assumed as follows:
(In thousands)

Year Ended December 31,	2005	2004	2003

Fair value of assets acquired	$166,310	$274,034	$102,779
Less cash paid for acquisitions and investment	(138,675)	(242,219)	(94,644)

Liabilities assumed	$27,635	$31,815	$8,135

Financial Instruments and Derivatives — The Company’s financial instruments recorded on the balance sheet consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The carrying amounts approximate their fair values because of the short maturity of these instruments or, in the case of debt, because it bears interest at current market rates.
     The Company’s derivative financial instruments are accounted for under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. Such derivatives at December 31, 2005 and 2004 consist of interest rate swap agreements (Note 5) entered into to limit the effect of changes in LIBOR (a benchmark interest rate) on the Company’s LIBOR-based payments, including the synthetic leases. Amounts currently due to or from interest rate swap counterparties are recorded in expense in the period in which they accrue. The Company measures all derivatives at fair value and recognizes them in the Consolidated Balance Sheet as an asset or liability, depending on ChoicePoint’s rights or obligations under the applicable derivative contract. ChoicePoint’s only derivative instruments are swap agreements which have been designated as cash flow hedges to hedge the variability in expected future interest payments on a portion of the Company’s LIBOR-based payments and, as such, the effective portions of changes in fair value are reported in cumulative other comprehensive loss and are subsequently reclassified into earnings when the hedged item affects earnings. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
items. Should it be determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting treatment. The Company does not enter into derivative financial instruments for trading or speculative purposes. The fair value of the interest rate swap agreements was a liability of approximately $2,000 as of December 31, 2005 and $2.3 million at December 31, 2004, which has been recorded net of taxes in accumulated other comprehensive loss in the Consolidated Financial Statements. There was no impact on earnings related to swap agreements in 2003, 2004 or 2005.
Allowance for Doubtful Accounts — Management judgments and estimates are made in connection with establishing the allowance for doubtful accounts. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer credit worthiness, industry, and changes in current economic trends. Significant changes in customer concentration, deterioration of customer credit worthiness, or weakening in economic trends could have a significant impact on the collectibility of receivables and our operating results. Generally, we do not require collateral or other security to support receivables.
Other New Accounting Pronouncements — In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets.” This Statement amends the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” APB 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some non-monetary exchanges be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS No. 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005. As of December 31, 2005, management believes that SFAS No. 153 will have no significant effect on the financial position, results of operations and cash flows of the Company.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” The Statement applies to all voluntary changes in accounting principles and to changes required by an accounting pronouncement that do not include explicit transition provisions. SFAS No. 154 requires that a change in accounting principle be retroactively applied instead of including the cumulative effect in the income statement. The correction of an error will continue to require financial statement restatement. A change in accounting estimate will continue to be accounted for in the period of change and in subsequent periods, if necessary. SFAS No. 154 is effective for fiscal years beginning after December 31, 2005. We will follow the provisions of this statement in the event of a future accounting change.
4 Acquisitions, Investment and Divestiture
Acquisitions — During 2005, 2004 and 2003, the Company acquired either stock or assets of the following businesses:

Business	Date Acquired	Segment

EzGov, Inc.	May 2005	Government Services
Magnify, Inc.	April 2005	Insurance Services
i2 Limited	January 2005	Government Services
USAHire, LLC	December 2004	Business Services
Priority Data Systems, Inc.	December 2004	Insurance Services
InsurQuote, Inc.	October 2004	Insurance Services
AIG Technologies, Inc.	August 2004	Insurance Services
Investigation Technologies, LLC d/b/a Rapsheets	May 2004	Business Services
Service Abstract Corp.	April 2004	Business Services
ADREM Profiles, Inc., Government Business Services, LLC and Advance Information Resources Corporation	April 2004	Business Services
Charles Jones, LLC and Superior Information Services, LLC	April 2004	Business Services
iMapData.com, Inc.	February 2004	Government Services
Templar Corporation	February 2004	Government Services
CITI NETWORK, Inc. d/b/a Applicant Screening and Processing	October 2003	Business Services
Bridger Systems, Inc.	September 2003	Business Services
insuranceDecisions, Inc.	September 2003	Insurance Services
TML Information Services, Inc.	August 2003	Insurance Services
Identico Systems, LLC	July 2003	Business Services
Mortgage Asset Research Institute, Inc.	June 2003	Business Services
The List Source, Inc. d/b/a Kramer Lead Marketing Group	January 2003	Marketing Services
National Data Retrieval, Inc.	January 2003	Business Services

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
     The acquisitions above were accounted for as purchases, and the results of operations from these acquisitions are included in ChoicePoint’s consolidated results from the date acquired.
     On January 4, 2005, the Company acquired the stock of i2 Limited (“i2”), which was based in Cambridge, United Kingdom. i2 is a provider of visualization and link analysis software for intelligence, law enforcement, military and large commercial applications. The acquisition enhanced ChoicePoint’s analytics and distribution offerings and government market presence and is reported in our Government Services segment.
     The net purchase price was approximately $96 million ($108 million paid in cash at acquisition, $3 million paid related to earnout provisions discussed below, net of $15 million of cash included in i2’s opening balance sheet), which the Company financed with $100 million of borrowings under its unsecured revolving credit facility (see Note 5). The purchase of i2 included earnout provisions that were fully settled in 2005, and the Company recorded additional purchase price of $3 million during 2005 related to these provisions. The following table summarizes the fair values of assets acquired and liabilities assumed (in thousands):

Current assets	$13,459
Property and equipment, net	2,376
Goodwill	78,245
Other acquisition intangible assets	24,900
Other assets	216

Total assets acquired	119,196

Current liabilities	(15,144)
Other long-term liabilities	(590)
Long-term deferred tax liability	(7,470)

Total liabilities assumed	(23,204)

Net assets acquired	$95,992

     The results of operations from the date of acquisition for i2 are included in the Consolidated Statements of Income. Goodwill of $78.2 million was allocated to Government Services, none of which is deductible for tax purposes. Of the $24.9 million of acquired intangible assets, $16.5 million was assigned to software that has a useful life of 5 years, $4.4 million was assigned to trademark/trade name that has an indefinite life, and $4.0 million was assigned to customer relationships that have a useful life of 20 years.
     Also in 2005, the Company acquired Magnify, Inc., a Chicago-based leading provider of fraud prediction software solutions to the property and casualty insurance carrier markets, and the Americas and Caribbean operations of EzGov, Inc., an Atlanta-based software and services company that enables the automation of government processes. These acquisitions extend ChoicePoint’s current product and services offerings in Insurance Services and Government Services. The total purchase price of the acquisitions, which were accounted for using the purchase method of accounting, was approximately $13.3 million in cash. Goodwill of $9.9 million was recorded, of which $4.5 million is expected to be fully deductible for tax purposes, and $3.3 million was allocated to other intangible assets as follows:

		Weighted Average
(In thousands)	Amount	Amortization Period

Software	$2,296	five years
Trademark/trade name	1,000	indefinite life asset

Total	$3,296

     In 2004, the Company acquired either the stock or assets of the following companies: the Templar Corporation, a provider of advanced and secure information technology solutions, based in Alexandria, Virginia; iMapData.com, Inc., an information and analytics company with powerful data visualization capabilities, based in McLean, Virginia; Superior Information Services, LLC, located in Trenton, New Jersey, and Service Abstract Corp., located in Nanuet, New York, both of which are providers of public filings information including liens and judgments in the Northeast U.S.; Charles Jones, LLC, a leading supplier of New Jersey title and property lien searches, located in Trenton, New Jersey; ADREM Profiles, Inc., Government Business Services, LLC and Advance Information Resources Corporation, pre-employment screening services companies, located in Tampa, Florida; Investigation Technologies, LLC, d/b/a Rapsheets, an electronic criminal records provider, located in Memphis, Tennessee; AIG Technologies, Inc., a software and software maintenance provider, located in Livingston, New Jersey; InsurQuote, Inc., a leading provider of insurance rating solutions to the property and casualty carrier markets, located in Orem, Utah; Priority Data Systems, Inc, a provider of comparative rating software solutions to the independent insurance agency market, located in Omaha, Nebraska; and USAHire, LLC, an applicant screening software provider, located in Charlotte, North Carolina. These acquisitions extend ChoicePoint’s current product and service offerings in Insurance Services, Business Services and Government Services.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
     2004 acquisitions had an aggregate purchase price of $242.2 million that was paid in cash, $179.7 million was allocated to goodwill, of which approximately $82.4 million is fully deductible for tax purposes, and $58.8 million to other acquisition intangible assets as follows:

		Weighted Average
(In thousands)	Amount	Amortization Period

Purchased data files	$33,390	thirteen years
Customer relationships	8,448	five years
Software	2,750	three years
Technology	2,225	two years
Trademark/tradename	7,100	indefinite life asset
Noncompete agreements	4,916	six years

Total	$58,829

     In 2003, the Company acquired National Data Retrieval, Inc., one of the nation’s leading providers of public filings information for bankruptcies, civil judgments, and federal and state tax liens, based in Alpharetta, Georgia; The List Source, Inc. d/b/a Kramer Lead Marketing Group, a marketing company servicing the life and health insurance and financial services markets, based in Dallas, Texas; Mortgage Asset Research Institute, Inc., which operates databases that help monitor and identify fraud, misrepresentation and misconduct in the mortgage industry, based in Reston, Virginia; Identico Systems, LLC, a real-time provider of customer identity verification via face-to-face transactions at the point of sale, based in Nashua, New Hampshire; CITI NETWORK, Inc. d/b/a Applicant Screening and Processing, a tenant screening company, based in Orlando, Florida, and certain assets of TML Information Services, Inc., a provider of MVRs in the insurance industry, based in Forest Hills, New York; Bridger Systems, Inc., which assists customers with their compliance with OFAC, the USA PATRIOT Act and other requirements, based in Bozeman, Montana; and insuranceDecisions, Inc., a provider of full service claims administration applications to the insurance industry, based in Ridgefield, Connecticut. These acquisitions extend ChoicePoint’s current product and service offerings in Insurance Services, Marketing Services and Business Services.
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

     The allocation of purchase price to the assets and liabilities of certain acquisitions is preliminary and subject to change based on the resolutions of pre-acquisition contingencies. The remaining accrual of $2.2 million as of December 31, 2005 for transaction costs related to the above acquisitions relates primarily to future payments under lease terminations, related office closure expenses and legal fees.
     Certain of these acquisitions are subject to contingent payment agreements based on revenue and operating profit goals over the next year. The Company will record goodwill related to these contingent payment agreements as goals are met and payments are reasonably estimable and probable. In January of 2006, $7.5 million was paid by the Company related to the settlement of an earnout provision for a prior acquisition. This amount was recorded as additional purchase price in the fourth quarter of 2005.
     The pro forma effect of 2005, 2004 and 2003 purchased acquisitions is not material individually or in the aggregate to the consolidated financial statements.
Investment — In the third quarter of 2005, the Company made a $10.0 million equity investment in XDimensional Technologies, Inc., a leading provider of a comprehensive agency management Internet service for the insurance industry.
Divestitures — In February 2003, the Company sold its CPCS business to New Mountain Capital, L.L.C. for $87.0 million in cash. The sale of CPCS was the culmination of ChoicePoint’s efforts to exit the highly-manual, labor-intensive businesses that characterized the Company in its early days and focus on data and technology intensive solutions. CPCS is reported as a discontinued operation for the applicable periods presented in the accompanying consolidated financial statements, and the operating results of CPCS through February 28, 2003, the date of sale, are reflected separately from the results of continuing operations. The gain on sale of CPCS is approximately $32.9 million net of taxes and includes transaction expenses of

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
$9.4 million, which includes investment banker fees and severance and retention benefits. Summarized operating results and gain on sale for the two months ended February 28, 2003 are as follows:

Two Months Ended
(In thousands)	February 28, 2003

Total revenue	$11,234

Income from operations before income taxes	$1,609
Provision for income taxes	618

Income from discontinued operations, net of tax	$991

Gain on sale of discontinued operations	$61,201
Provision for income taxes	28,308

Gain on sale of discontinued operations, net of tax	$32,893

Subsequent Event — On January 31, 2006, the Company acquired the stock of Elios, Inc., a leading loss payee notification company for the property and casualty insurance industry located in San Ramon, California. On February 28, 2006, the Company acquired Short Stop, L.L.C., which maintains the nation’s leading network of drug and health testing clinics. The transactions are not expected to have a material impact on ChoicePoint’s financial results. The Company is currently in the process of allocating the purchase price related to these acquisitions.
5 Debt and Other Financing
Long-term debt at December 31, 2005 and 2004 was as follows:

(In thousands)
December 31,	2005	2004

Credit Facility	$80,000	$–
Receivables Facility	50,000	50,000
Capital leases	57	100

	130,057	50,100
Less current maturities	(50,022)	(50,083)

	$80,035	$17

     On December 29, 2004, ChoicePoint, through one of its wholly owned subsidiaries, entered into a $400 million unsecured multicurrency revolving credit facility (the “Credit Facility”) with a group of banks that extends through a termination date of December 29, 2009, is expandable to $500 million and bears interest at either a base rate as defined in the Credit Facility or LIBOR plus an applicable margin. The applicable margins range from 0.375% to 1.0% per annum based on ChoicePoint’s funded debt to EBITDA ratio. The Company also has a $25 million line of credit with a group of banks at prime rate that expires December 29, 2009. From May 10, 2002 through December 29, 2004, the Company had a $325 million unsecured revolving credit facility (the “Former Credit Facility”) with a group of banks. As of December 31, 2005, borrowings of $80 million were outstanding under the Credit Facility with an average interest rate of 4.9%, and there were no borrowings under the line of credit. There were no borrowings under the Credit Facility or line of credit as of December 31, 2004.
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
     In July 2001, the Company and certain of its subsidiaries entered into an agreement (the “Receivables Facility”) with a financial institution whereby it may sell on a continuous basis, an undivided interest in all eligible trade accounts receivable subject to limitations. The Company will maintain the balance in the designated pool of accounts receivable sold by selling undivided interests in new receivables as existing receivables are collected. The Receivables Facility permits the advance of up to $100 million on the sale of accounts receivable, may be extended in one-year terms and has been extended through June 2006. Due to certain contractual removal-of-accounts provisions, the Receivables Facility has been recorded as an on-balance sheet financing transaction in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Company believes the Receivables Facility provides a low cost of financing and is an additional source of debt capital with diversification from other alternatives. Net proceeds from the Receivables Facility were $50.0 million at December 31, 2005 and December 31, 2004. The average interest rate based on the terms of the Receivables Facility was 4.8% at December 31, 2005.
     As of February 28, 2006, the Company borrowed an additional $50.0 million under the Receivables Facility and an additional $10.0 million, net of repayments, under the Credit Facility to fund working capital requirements, acquisitions and the repurchase of its common stock.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
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
     The Company has accounted for the synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the properties instead of entering into the synthetic leases, total assets and debt would have increased by $71.0 million at December 31, 2005 and $68.6 million at December 31, 2004 and the Company would have recorded additional depreciation expense for the year ended December 31 of approximately $2.4 million in 2005 ($1.5 million after tax), $2.2 million in 2004 ($1.4 million after tax) and $1.7 million in 2003 ($1.0 million after tax).
     As of December 31, 2005, ChoicePoint had four interest rate swap agreements (the “Swap Agreements”) outstanding that reduce the impact of changes in the benchmark interest rate (LIBOR) on its LIBOR-based payments on the synthetic leases. One interest rate swap agreement has a notional amount of $25 million and matures in August 2007. The other three interest rate swap agreements have a total notional amount of $42 million, became effective May 2003 and mature in August 2007. These Swap Agreements involve the receipt of a variable rate and payment by ChoicePoint of fixed rates between 4.6% and 6.5%. ChoicePoint has designated all of these swaps as cash flow hedges of the variability in expected future interest payments on $67 million of the Company’s LIBOR-based payments. The Company is exposed to credit loss in the event of nonperformance by the other parties to the Swap Agreements. However, the Company does not anticipate nonperformance by the counterparties.
     Scheduled maturities of long-term debt subsequent to December 31, 2005 are as follows (in thousands): $50.0 million in 2006 and $80.0 million in 2009.
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

(In thousands)
Year Ended December 31,	2005	2004	2003

Current:
Federal	$67,089	$53,085	$78,029
State	8,779	5,970	9,792

Total current	75,868	59,055	87,821

Deferred:
Federal	12,501	27,485	8,008
State	3,270	4,335	488
Foreign	337	–	–

Total deferred	16,108	31,820	8,496

Total	$91,976	$90,875	$96,317

     The provision for income taxes is based primarily upon income before income taxes in the United States. Income taxes generated outside of the United States are not material. The provision for income taxes is reconciled with the federal statutory rate, as follows:

Year Ended December 31,	2005	2004	2003

Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	3.4	2.8	2.3
Other	1.1	0.3	1.1

Effective rate for continuing operations	39.5	38.1	38.4
Effective rate impact from discontinued operations	–	–	2.0

Overall effective rate	39.5%	38.1%	40.4%

The increase in the overall effective rate in 2005 is due to additional tax expense in connection with a settlement with the Federal Trade Commission (the “FTC”) (see Notes 9 and 10), partially offset by a $700,000 benefit from a favorable outcome from the completion of a state tax audit during the second quarter of 2005. The additional tax expense associated with the FTC settlement is a result of the non-deductibility of the $10.0 million civil penalty for federal income tax purposes.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
     Components of the Company’s deferred income tax assets and liabilities at December 31, 2005 and 2004 are as follows:

(In thousands)
December 31,	2005	2004

Deferred income tax assets:
Postretirement benefits	$10,477	$12,520
Reserves and accrued expenses	2,789	2,733
Employee compensation programs	13,323	11,405
Other	5,131	6,754

Total deferred income tax assets	31,720	33,412

Deferred income tax liabilities:
Purchased software, data files, technology, and other assets	(29,868)	(25,519)
Goodwill	(25,867)	(11,271)
Depreciation	(16,569)	(19,597)
Deferred expenses	(4,431)	(3,679)
Other	(325)	(407)

Total deferred income tax liabilities	(77,060)	(60,473)

Net deferred income tax liabilities	$(45,340)	$(27,061)

     A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2005, the Company has certain deferred tax assets of $12.5 million for which a valuation allowance of approximately $8.1 million has been provided due to uncertainty of future realization of these deferred tax assets.
     At December 31, 2005, the Company had U.S. federal net operating loss carryforwards of approximately $3.6 million, which will begin to expire in 2021. At December 31, 2005, the Company has state net operating loss carryforwards of approximately $120 million, which expire between 2008 and 2027.
7	Shareholders’ Equity
Stock Options — On April 29, 2003, the shareholders of the Company approved the ChoicePoint Inc. 2003 Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for 3,500,000 shares of common stock that may be issued or transferred pursuant to awards, or in payment of dividend equivalents paid with respect to awards made under the plan. A variety of discretionary awards for employees and non-employee directors are authorized under the Omnibus Plan, including incentive or non-qualified stock options, restricted stock, deferred stock, and share equivalent units. The vesting of such awards may be conditioned upon either a specified period of time or the attainment of certain performance goals as determined by the Management Compensation & Benefits Committee of the Company’s Board of Directors. Option prices are generally set at the closing fair market prices as of the date of grant and option terms do not exceed ten years. In 2005, options for 1.6 million shares were granted at fair market value of the underlying stock under the Omnibus Plan with a weighted average option price of $45.86. A summary of changes in all outstanding options and the related weighted average exercise price per share is as follows (shares in thousands):

December 31,	2005		2004		2003
		Avg.		Avg.		Avg.
	Shares	Price	Shares	Price	Shares	Price

Balance, beginning of year	11,609	$25.83	12,121	$23.17	12,260	$21.44
Granted	1,593	45.86	1,358	38.84	1,571	33.56
Canceled/forfeited	(335)	40.25	(233)	35.50	(547)	32.24
Exercised	(1,558)	14.18	(1,637)	15.28	(1,163)	14.71

Balance, end of year	11,309	$29.83	11,609	$25.83	12,121	$23.17

Exercisable at end of year	6,277	$21.54	6,728	$17.29	7,128	$14.97

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
The following table summarizes information about stock options outstanding at December 31, 2005 (shares in thousands):

	Options Outstanding		Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual Life	Exercise		Exercise
Range of Exercise Prices	Shares	in Years	Price	Shares	Price

$9.224 – $13.836	1,617	1.9	10.33	1,617	10.33
$13.837 — $18.448	1,028	3.0	13.98	1,028	13.98
$18.449 – $23.060	861	4.0	19.12	861	19.12
$23.061 – $27.672	1,386	4.9	25.98	1,386	25.98
$27.673 – $32.284	223	4.1	29.34	177	29.16
$32.285 – $36.896	1,285	7.1	33.53	192	33.85
$36.897 – $41,724	2,743	6.9	38.91	934	39.01
$41,725 – $46.120	2,166	8.2	44.97	82	43.24
     On a periodic basis, certain key officers, employees, and directors of the Company are granted restricted stock under the Omnibus Plan. During 2005, 103,375 shares were awarded with a weighted average market value at the date of grant of $45.25 per share. During 2004 and 2003, 61,000 and 59,500 shares were awarded under the Omnibus Plan and a predecessor plan with weighted average market values per share of $38.54 and $35.71, respectively. Also on a periodic basis, certain key officers are awarded deferred shares under the Omnibus Plan. During 2005 and 2004, 75,000 deferred shares were awarded at market value at the date of grant of $46.12 and $38.50 per share respectively. During 2003, 150,000 deferred shares were awarded with a weighted average market value at the date of grant of $35.71 per share. Upon initial election to the Board of Directors, and then annually, each non-employee director of the Company receives an award of share equivalent units. During 2005, 26,470 units were granted at an average market value at the date of the award of $39.29 per unit. During 2004 and 2003, 20,931 and 1,050 units were granted at an average market value at the date of the awards of $43.71 and $38.21 respectively. The market value of the restricted stock, deferred shares and share equivalent units was recorded at the date of grant as paid-in capital, a component of shareholders’ equity, and is being charged to expense over the vesting periods through April 2010. The compensation cost charged against income for these awards was $5.5 million in 2005, $6.6 million in 2004 and $5.4 million in 2003.
     The Company applies APB No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not currently recognize compensation cost in connection with its stock option plans. See Note 3 for the pro forma effect if the Company had elected to recognize compensation cost for these plans based on the fair value at grant date as prescribed by SFAS No. 123 and discussion of the adoption of SFAS 123(R).
Shareholder Rights Plan — On January 31, 2006, the Company’s Board of Directors approved the termination of the Shareholder Rights Plan. The Shareholder Rights Plan, which would have terminated by its terms in November 2007, contained provisions to protect the Company’s shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of the ChoicePoint Board of Directors to fully represent shareholders’ interests.
Grantor Trusts — ChoicePoint has established two grantor trusts which are used to purchase ChoicePoint common stock in the open market as previously approved by the Board of Directors for distribution under its various compensation and benefit plans. Funds from the grantor trusts totaling $26.1 million representing 1.3 million shares in 2005, and $17.2 million representing 1.1 million shares of ChoicePoint common stock in 2004 are reflected as treasury stock, at cost, in the December 31 consolidated balance sheets. Cash remaining in the grantor trusts of approximately $650,000 at December 31, 2005 and $1.1 million at December 31, 2004 are included in cash and cash equivalents in the accompanying consolidated balance sheets.
Share Repurchase — On July 26, 2005, ChoicePoint’s Board of Directors approved a stock buy back program for the repurchase of up to $250 million in Company stock. The Company may repurchase stock under the program from time to time through August 18, 2007.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
During the year ended December 31, 2005, 2,946,700 shares were repurchased at an average cost of $42.62 per share. On January 31, 2006, ChoicePoint’s Board of Directors increased the value of the Company’s buy back program by $125 million to a total repurchase of $375 million.
Treasury Stock — In addition to the common stock held in the grantor trusts and shares repurchased as noted above, in accordance with the terms of the awards, ChoicePoint redeemed 3,900 shares of common stock in 2004 at market price in consideration of the minimum tax obligations for restricted stock vestings at a total cost of $151,000 in 2004. No additional shares were redeemed in 2005.
8 Employee Benefits
401(k) Profit Sharing Plan — ChoicePoint adopted a 401(k) profit sharing plan, under which eligible Company employees may contribute up to 75% of their compensation. ChoicePoint intends to make matching contributions in the form of ChoicePoint common stock equal to a minimum of 25% of employee contributions up to the first 6% of an employee’s contributions. The match made on eligible employee contributions was 38% for 2005, 58% for 2004 and 61% for 2003. Employee contributions will be invested in one of the available investment funds, as selected by the employee. Matching contributions will be invested in the ChoicePoint stock fund. ChoicePoint may make additional contributions based on achievement of targeted performance levels. The expense for the 401(k) profit sharing plan was $3.5 million in 2005, $4.0 million in 2004 and $3.3 million in 2003.
     As a result of the Spinoff, ChoicePoint agreed to contribute to a defined contribution plan for certain ChoicePoint employees. The additional benefits are intended to offset the adverse impact of transitioning out of a defined benefit pension plan and represent the present value of the estimated future contributions. The expense recognized and amounts contributed to the 401(k) profit sharing plan to offset the adverse impact of transitioning out of the defined benefit plan was $1.5 million in 2005, $1.4 million in 2004 and $1.5 million in 2003.
Deferred Compensation Plan — ChoicePoint offers deferred compensation plans to directors and certain officers of the Company. Under these plans, amounts earned by an officer or director may be deferred and credited with gains and losses based upon four different investment alternatives, including ChoicePoint common stock. The corresponding deferred compensation liability is recorded at the current fair value of the individual’s investment elections and any changes are recorded as expense in the period incurred. As of December 31, 2005 and 2004, related to these plans, the Company has recorded an other long-term liability of $20.8 million and $20.5 million, respectively.
Postretirement Benefits — As a result of the Spinoff, the Company agreed to provide certain retiree health care and life insurance benefits for a defined group of eligible employees. No additional members have been added to this group since the Spinoff. Health care and life insurance benefits are provided through a trust. The Company accrues the cost of providing postretirement benefits for medical and life insurance coverage over the active service period of each employee, net of the estimated amount of participant contributions. These postretirement benefit plans are unfunded. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with the Company’s expressed intent to increase retiree contributions equal to a percentage of health care cost increases. ChoicePoint uses December 31 as the measurement date for these plans.
     The following table presents a reconciliation of the changes in the plan’s benefit obligations and fair value of assets at December 31, 2005 and 2004:

(In thousands)
December 31,	2005	2004

Change in benefit obligation:
Obligation at beginning of year	$31,215	$40,347
Service cost	56	100
Interest cost	1,682	1,801
Actuarial loss (gain)	1,875	(7,543)
Anticipated future Medicare subsidies	(3,504)	—
Benefit payments, net of participant contributions of $2,186 in 2005 and $1,791 in 2004	(5,364)	(3,490)

Obligation at end of year	25,960	31,215

Change in plan assets:
Fair value of plan assets at beginning of year	—	—
Employer contributions	5,364	3,490
Benefit payments	(5,364)	(3,490)

Fair value of plan assets at end of year	—	—

Funded status:
Funded status at end of year and net amount recognized	(25,960)	(31,215)
Unrecognized prior service cost	(446)	(741)
Unrecognized gain	(3,523)	(1,894)

Net amount recognized	(29,929)	(33,850)
Less current portion	(5,000)	(5,000)

Accrued benefit cost	$(24,929)	$(28,850)

Notes to Consolidated Financial Statements continued
CHOICE POINT 2005 ANNUAL REPORT
     The current portion is included in other current liabilities in the accompanying consolidated balance sheets. Net periodic postretirement benefit expense includes the following components:

(In thousands)
Year Ended December 31,	2005	2004	2003

Service cost	$56	$100	$51
Interest cost on accumulated benefit obligation	1,682	1,801	2,108
Amortization of prior service cost	(295)	(375)	(583)
Amortization of gain	—	—	(71)
Curtailment gain	—	—	(1,020)

Net periodic postretirement benefit expense	$1,443	$1,526	$485

     In 2003, the Company recognized a curtailment gain due to the sale of CPCS (Note 4).
     The following are weighted average assumptions used in the computation of postretirement benefit expense and the related obligation:

Year Ended December 31,	2005	2004	2003

Discount rate used to determine accumulated postretirement benefit obligation at December 31	5.50%	5.75%	5.75%

Discount rate used to determine net periodic postretirement benefit expense	5.75%	5.75%	6.75%

Initial health care cost trend rate	10.33%	11.33%	12.33%

Ultimate health care cost trend rate	5.25%	5.25%	5.50%

Year ultimate health care cost trend rate reached	2013	2013	2012

     Assumed health care trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate were changed by 1% for all future years, the accumulated postretirement benefit obligation (“APBO”) as of December 31, 2005 would have been impacted as follows:

	1-Percentage	1-Percentage
(In thousands)	Point Increase	Point Decrease

Effect on total APBO	$261	$(242)
Effect on total service cost plus interest cost	$22	$(20)
     The Company expects the following net benefits to be paid from the postretirement benefit plan:

(In thousands)	Before Medicare	After Medicare
Projected Benefit Payments	Subsidy	Subsidy

2006	$3,741	$2,865
2007	3,486	2,512
2008	3,240	2,180
2009	3,034	2,679
2010	2,825	2,474
2011 – 2015	11,923	11,582
     The Company continues to evaluate ways in which it can better manage these benefits and control its costs. Any changes in the plan, revisions to assumptions or changes in the Medicare program that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.
9 Commitments and Contingencies
Leases — The Company’s operating leases involve principally office space and office equipment. Rental expense relating to these leases was $20.3 million in 2005, $16.8 million in 2004 and $17.3 million in 2003. Included in the operating leases are two synthetic lease agreements (Note 5). The Company has accounted for these synthetic leases as operating leases and has recorded rent expense. If the Company had elected to purchase the property instead of entering into the synthetic leases, assets and debt would have increased by $71.0 million at December 31, 2005 and the Company would have recorded additional depreciation expense of $2.4 million in 2005, $2.2 million in 2004 and $1.7 million in 2003.
     Future minimum payment obligations for noncancelable operating leases exceeding one year, net of subleases and assuming the utilization of the full notional amount under the synthetic leases, are as follows as of December 31, 2005:

(In thousands)
Year	Amount

2006	$18,126
2007	12,395
2008	8,932
2009	8,044
2010	6,700
Thereafter	17,276

$71,473

Change in Control Provisions in Employment Agreements — The Company has entered into employment agreements with certain officers to provide severance pay and benefits in the event of a “change in control” of ChoicePoint. At December 31, 2005, the maximum contingent liability under the agreements or plans was approximately $61.2 million. In addition, the Company’s stock-based compensation plans provide that all outstanding grants under the Omnibus Plan shall become fully vested in the event of a change in control.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
Litigation and Fraudulent Data Access — A class action lawsuit against the Company was filed in the United States District Court for the Southern District of Florida on August 11, 2003 (styled Fresco, et al. v. Automotive Directions Inc., et al.) alleging that the Company obtained, disclosed and used information obtained from the Florida Department of Highway Safety and Motor Vehicles (“Florida DHSMV”) in violation of the federal Driver’s Privacy Protection Act (“DPPA”). The plaintiffs seek to represent classes of individuals whose personal information from Florida DHSMV records has been obtained, disclosed and used for marketing purposes or other allegedly impermissible uses by ChoicePoint without the express written consent of the individual. A number of the Company’s competitors have also been sued in the same or similar litigation in Florida. This complaint seeks certification as a class action, compensatory damages, attorneys’ fees and costs, and injunctive and other relief. The Company has joined with the other defendants in a motion for judgment on the pleadings as to the plaintiffs’ “obtaining” claim. To date, the Court has not ruled on the pending Motion. The Company is defending against this action vigorously.
     A class action lawsuit against the Company was filed in the Circuit Court of the First Judicial Circuit, Williamson County, Illinois on June 13, 2002. As amended, the complaint alleges that the Company violated the Illinois Consumer Fraud and Deceptive Practices Act by selling information that it received from insurance agent customers through underwriting inquiries as leads (names of individuals seeking insurance) for automobile and homeowner’s insurance to those same insurance agent customers as well as their competitors. The complaint sought certification as a class action, compensatory damages, attorney’s fees and costs and injunctive and other relief. Though the Company denies any and all charges of wrongdoing or liability alleged by the plaintiffs, the Company believes that it is in the best interest of the Company, the shareholders, and our customers to settle this matter. Therefore, the Company entered a Settlement Agreement in this action, which was approved by the Court after a fairness hearing held on October 17, 2005. Upon expiration of the period for appeal, and pursuant to the terms of the Settlement Agreement, on November 23, 2005, the Company established a cash fund for the benefit of qualifying class members, the payouts from which could total up to $7,000,000. The Company is also funding redeemable certificates of value to qualifying class members that may be used to obtain certain direct marketing services. The aggregate value of the redeemable certificates available to qualifying class members could total as much as $7,000,000. The Company also paid $500,000 in cy pres funds, $2,950,000 toward plaintiffs’ attorneys’ fees, costs and expenses, settlement administration costs, and an aggregate sum of $10,000 to the named plaintiffs. The Company’s December 31, 2005 balance sheet includes a liability for the currently estimated fees and expenses in connection with the resolution of this matter.
     ChoicePoint’s review of the fraudulent data access described in the Company’s Annual Report and Form 10-K for the year ended December 31, 2004 and other similar incidents is ongoing. The Company currently expects that the number of consumers to which it will send notice of potential fraudulent data access will increase from the number of consumers it has notified to date, but the Company does not anticipate that the increase will be significant.
     The Company is involved in several legal proceedings or investigations that relate to the fraudulent data access. ChoicePoint is unable at this time to predict the outcome of these actions. The ultimate resolution of these matters could have a material adverse impact on the Company’s financial results, financial condition, and liquidity and on the trading price of the Company’s common stock. Regardless of the merits and ultimate outcome of these lawsuits and other proceedings, litigation and proceedings of this type are expensive and will require that substantial Company resources and executive time be devoted to defend these proceedings.
     The Company has entered into a settlement with the Federal Trade Commission (“FTC”) regarding its investigation into the Company’s compliance with federal laws governing consumer information security and related issues, including the fraudulent data access which occurred last year. The terms of the settlement call for a non-tax deductible civil penalty of $10 million, the establishment of a $5 million fund to be administered by the FTC for consumer redress initiatives, completion of certain one-time and ongoing customer credentialing activities such as additional site visits, and undertaking additional obligations relating to information security. The settlement also requires ChoicePoint to obtain, every two years for the next 20 years, an assessment from a qualified, independent, third-party professional to ensure that its information security program meets the standards of the order. As part of this settlement, ChoicePoint does not admit to the truth of, or liability for, any

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
of the matters alleged by the FTC. The Company recorded a pre-tax charge of $8.0 million ($8.8 million net of taxes) in the fourth quarter of 2005 that reflects the net impact of this settlement.
     The Company has received a variety of inquiries and requests from state Attorneys General as a result of the fraudulent data access. Generally, these state Attorneys General are requiring that all affected individuals in each of their respective states receive appropriate notice The Company has mailed notices to the potentially affected consumers identified to date. In addition, certain state Attorneys General have requested, including by use of subpoena, information and documents to determine whether we have violated certain state laws regarding consumer protection and related matters. The Company is cooperating with the state Attorneys General in connection with these inquiries.
     The Company has received notice from the Securities and Exchange Commission (“SEC”) that the SEC is conducting an investigation into the circumstances surrounding any possible identity theft, trading in ChoicePoint stock by our Chief Executive Officer and Chief Operating Officer and related matters. The Company is cooperating with and providing the requested information and documents to the SEC.
     A number of congressional committees have held hearings in light of increasing concerns over identity theft. For example, the Senate Committee on Banking, Housing and Urban Affairs, the Senate Committee on the Judiciary, the Senate Committee on Commerce, Science and Transportation, the House Committee on Financial Services and the House Energy and Commerce Subcommittee on Commerce, Trade and Consumer Protection have held hearings to consider recent identity theft concerns. Several congressional leaders have introduced legislation that addresses identity theft.
     The Company is a defendant in a purported class action lawsuit that resulted from the consolidation of four previously filed class actions in the U.S. District Court for the Central District of California, Harrington, et al. v. ChoicePoint, CV05-1294. On June 30, 2005, plaintiffs filed a First Amended Consolidated Class Action Complaint against ChoicePoint Inc. and three subsidiaries. The amended complaint alleges violations of the federal Fair Credit Reporting Act (“FCRA”) and certain California statutes. The plaintiffs purport to bring the lawsuit on behalf of a national class of persons about whom ChoicePoint provided a consumer report as defined in the FCRA to rogue customers, as well as five California classes of affected persons. Plaintiffs seek actual, statutory and exemplary damages and injunctive relief, attorneys’ fees and costs. On September 15, 2005, the Court dismissed with prejudice two counts related to certain California statutes and let survive the other claims. The Company filed a motion for summary judgment, which was denied without prejudice on March 1, 2006. At the conclusion of four months of discovery, the Court stated the Company could renew its motion. The Company intends to defend this lawsuit vigorously.
     On June 15, 2005, a similar purported class action lawsuit was filed against ChoicePoint Inc. in the United States District Court, Northern District of Georgia, Atlanta Division, Wilson v. ChoicePoint Inc., 1-05-CV-1604. The plaintiffs allege violations of the FCRA, the Driver’s Privacy Protection Act (“DPPA”), and Georgia’s Uniform Deceptive Trade Practices Act and purport to represent a national class of persons whose consumer credit reports as defined in the FCRA or personal or highly restricted personal information as defined in the DPPA was disclosed to third parties as a result of acts or omissions by ChoicePoint. Plaintiffs seek actual, statutory, and punitive damages, injunctive relief and fees and costs. On February 28, 2006, the Court granted ChoicePoint’s motion to transfer the Wilson case to the U.S. District Court, Central District of California. The Company intends to defend this lawsuit vigorously.
     On March 4, 2005, a purchaser of the Company’s securities filed a lawsuit against the Company and certain of its officers in the United States District Court for the Central District of California. The complaint alleges that the defendants violated federal securities laws by issuing false or misleading information in connection with the fraudulent data access. Additional complaints alleging substantially similar claims have been filed by other purchasers of the Company’s securities in the Central District of California on March 10, 2005 and in the Northern District of Georgia on March 11, 2005, March 22, 2005 and March 24, 2005. By court order the cases pending in the Central District of California have been transferred to the Northern District of Georgia. By order dated August 5, 2005, the court consolidated each of the pending cases into a single consolidated action, In re ChoicePoint Inc. Securities Litigation, 1:05-CV-00686. On November 14, 2005, the Court entered an order appointing the Alaska Laborers Employers Retirement Fund as lead plaintiff for the proposed plaintiff class. A Consolidated Amended Complaint was filed on January 13, 2006, and seeks certification as a class action and unspecified compensatory damages, attorneys’ fees, costs, and other relief. The Company intends to defend this lawsuit vigorously.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
     On May 20, 2005, a purported class action lawsuit was filed in the United States District Court for the Northern District of Georgia against ChoicePoint and certain individuals who are alleged to be fiduciaries under the ChoicePoint Inc. 401(k) Profit Sharing Plan (“Plan”). The suit alleges violations of ERISA fiduciary rules through the acquisition and retention of ChoicePoint stock by the Plan on and after November 24, 2004. Plaintiffs seek compensatory damages, injunctive and equitable relief, attorneys’ fees and costs. The Company intends to defend this lawsuit vigorously.
     On June 27, 2005, the Company was served with a shareholder derivative lawsuit. The initial lawsuit was filed in the Superior Court of Gwinnett County, Georgia, and alleges that some of the Company’s officers breached their fiduciary duties by engaging in insider trading and requests unspecified compensatory damages, attorneys’ fees, costs and other relief. On July 6, 2005, a second shareholder derivative lawsuit was filed in the Superior Court of Fulton County, Georgia alleging that some of the Company’s officers engaged in insider trading and that all of the board members breached their fiduciary duties by failing to adequately oversee the Company’s operations. The Gwinnett County action was subsequently transferred to Fulton County, and the Superior Court of Fulton County has consolidated both cases into a single action, In re ChoicePoint Inc. Derivative Litigation, 2005-CV-103219. A consolidated Amended Complaint was filed on November 28, 2005. Plaintiffs seek unspecified compensatory and exemplary damages, attorneys’ fees, costs and other relief. On January 12, 2006, the Company moved to dismiss and answered the Consolidated Amended Complaint. The motion remains pending before the Court. The Company intends to defend this lawsuit vigorously.
     On December 17, 2005, a shareholder derivative lawsuit was filed against the Company in the United States District Court for the Northern District of Georgia, Learch v. Smith, et al., 1:05-CV-3108. The complaint contains allegations akin to those alleged in the consolidated derivative suit pending in the Superior Court of Fulton County, as described above. Plaintiffs seek unspecified compensatory damages, attorneys’ fees, costs and other relief. The Company intends to defend the lawsuit vigorously.
     While the ultimate resolution of the aforementioned cases cannot presently be determined, an unfavorable outcome in these cases could have a material adverse effect on the Company’s financial condition or results of operations.
     The Company is continuing to strengthen its customer credentialing procedures and is recredentialing components of its customer base, particularly customers that have access to products that contain personally identifiable information. Further, the Company continues to review and investigate other matters related to credentialing and customer use. The Company’s investigations as well as those of law enforcement continue. The Company believes that there are other instances that will likely result in notification to consumers. As previously stated, the Company intends for consumers to be notified, irrespective of current state law requirements, if it is determined that their sensitive personally identifiable information has been acquired by unauthorized parties. The Company does not believe that the impact from notifying affected consumers will be material to the financial position, results of operations or cash flows of the Company.
     On March 4, 2005, ChoicePoint announced that the Company will discontinue the sale of certain information services that contain sensitive consumer data, including social security numbers, except when (1) there is either a specific consumer-driven transaction or benefit, or (2) such services serve as authentication or fraud prevention tools provided to large accredited customers with existing consumer relationships, or (3) the services support federal, state or local government and law enforcement purposes. The Company cannot currently accurately estimate the future impact that the customer fraud, related events and the decision to discontinue certain services will have on its operating results and financial condition.
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
10 Other Operating Charges
During the year ended December 31, 2005 the Company recorded an other operating charge of $28.8 million that included a pre-tax charge of $8.0 million ($8.8 million net of taxes) for the settlement reached with the FTC in January 2006,

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
$19.3 million ($11.9 million net of taxes) for specific legal expenses and other professional fees related to the fraudulent data access, and $1.5 million ($0.9 million net of taxes) for lease abandonment charges related to the consolidation of two facilities. The terms of the settlement agreement with the FTC call for a non-tax deductible civil penalty of $10 million, the establishment of a $5 million fund to be administered by the FTC for consumer redress initiatives, completion of certain one-time and ongoing customer credentialing activities such as additional site visits, and undertaking additional obligations relating to information security. The settlement also requires ChoicePoint to obtain, every two years for the next 20 years, an assessment from a qualified, independent, third-party professional to ensure that its information security program meets the standards of the order. As of December 31, 2005, the Company recorded a charge of $8.0 million for the FTC settlement that represents the $10.0 million civil penalty, the $5.0 million fund of consumer redress initiatives, a $4.0 million charge for additional obligations under the order offset by $11.0 million anticipated recovery of these fees from the Company’s insurance carrier. A total of $28.7 million, including the $19.0 million for the FTC settlement, is recorded as an other current liability in the December 31, 2005 Consolidated Balance Sheet. The $11 million insurance receivable related to the FTC settlement is included in other current assets in the December 31, 2005 Consolidated Balance Sheet. The Company received payment from the insurance carrier during the first quarter of 2006. No other operating charges were incurred in 2004.
     During the year ended December 31, 2003, the Company recorded other operating charges of $30.9 million ($19.1 million net of taxes) as a result of the realignment of our technology infrastructure and operations following the divestiture of our CPCS business, the transition to our new data center, the consolidation of certain Business Services’ operations and the re-engineering of certain of our direct marketing businesses. This charge included asset impairments of $15.4 million primarily related to the write-down of equipment and other long-lived assets at closed facilities or abandoned technology in the realignment and re-engineering, the write-down of acquisition intangibles related to abandoned products and customer relationships of $6.0 million, $4.4 million in severance and termination benefits and $5.2 million of abandoned lease commitments (net of estimated sublease income where applicable) and other contractual commitments that are expected to be satisfied at various dates through August 2008. As of December 31, 2005, $0.8 million was accrued for the remaining obligations related to these charges. The long-lived assets were deemed to be impaired in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as events or changes in circumstances indicated that the carrying amounts of the assets were not recoverable. Where applicable, the write-downs were based on an analysis of estimated future cash flows related to the assets. A breakdown of these impairments by segment for year ended December 31, 2003 is as follows:

	Insurance	Business	Marketing	Government
(In millions)	Services	Services	Services	Services	Other	Total

2003
Asset impairments	$1.1	$9.8	$0.8	—	$3.7	$15.4
Write-down of acquisition intangibles	$0.3	$0.6	$5.1	—	—	$6.0
11 Segment Disclosures
During the first quarter of 2004, ChoicePoint reorganized its product lines into four reportable segments: Insurance Services, Business Services, Government Services and Marketing Services because of a change in managerial and operational reporting responsibilities and due to recent acquisitions within the Government Services business unit. Historical information in the following tables has been reclassified to conform to the current presentation. See Note 1 for a description of each service group. The accounting policies of the segments are the same as those described in Note 3. Management evaluates the performance of its segments exclusive of other operating charges (Note 10). Sales and transfers between segments are generally accounted for at cost plus a reasonable Profit; the effects of inter-segment sales are immaterial to the computation of segment Profit. In January 2005, the Company acquired i2, with a location in Cambridge, United Kingdom, which generates the majority of the Company’s revenue from outside of the United States. For the years ended December 31, 2005, 2004, and 2003, less than 5% of the Company’s total revenue was generated outside of the United States. No one customer represents more than 10% of total operating revenue.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT

	December 31, 2005		December 31, 2004		December 31, 2003
		Operating		Operating		Operating
(In thousands)	Revenue	Income	Revenue	Income	Revenue	Income

Insurance Services	$407,489	$221,632	$352,725	$195,715	$309,124	$172,518
Business Services(a)	380,192	81,999	349,881	73,438	276,148	56,540
Government Services	148,249	20,889	83,934	21,464	63,335	14,540
Marketing Services
Marketing Services service revenue	91,529	15,899	93,389	18,651	96,642	21,849
Reimbursable expenses	28,057	—	34,280	—	45,395	—

Marketing Services	119,586	15,899	127,669	18,651	142,037	21,849
Royalty	2,398	1,722	4,504	2,062	5,102	2,068
Corporate and shared(b)	—	(76,223)	—	(69,552)	—	(58,013)
Other operating charges (Note 10)	—	(28,773)	—	—	—	(30,942)

Total	$1,057,914	$237,145	$918,713	$241,778	$795,746	$178,560

	Assets			Depreciation and Amortization
	December 31,			December 31,
(In thousands)	2005	2004	2003	2005	2004	2003

Insurance Services	$243,124	$214,033	$174,909	$11,343	$8,305	$9,583
Business Services	666,817	669,773	530,861	30,090	25,729	19,775
Government Services	264,561	140,775	43,578	18,777	10,157	8,306
Marketing Services	232,334	228,057	216,371	6,441	6,762	8,049
Royalty	—	347	4,317	—	1,356	1,697
Unallocated and Other (c)	56,140	34,491	51,248	10,020	9,037	5,710

Continuing Operations	1,462,976	1,287,476	1,021,284	76,671	61,346	53,120
CPCS	—	—	—	—	—	159

Total	$1,462,976	$1,287,476	$1,021,284	$76,671	$61,346	$53,279

(a)	As announced on March 4, 2005, the Company discontinued the sale of certain information services offered by its Business Services Segment (Note 9).

(b)	Corporate and shared expenses represent costs of support functions, research and development initiatives, incentives and Profit sharing that benefit all segments.

(c)	Unallocated and Other includes certain corporate items that are not allocated to the segments.
     The Company owns a 62.5% interest in laser patent revenue relating to certain patents involving laser technology that expired in November 2004 and May 2005. Revenue from these patents is included in Royalty above. Upon the expiration of the applicable patents, the Company lost its right to exclude others from exploiting the inventions claimed therein, and accordingly, the obligation of third parties to make royalty payments ceased.
12 Related Party Transactions
During 2005, one director of ChoicePoint served as a director of The Home Depot, Inc. In 2005, the Company performed services for The Home Depot, Inc. through the Business Services Segment totaling approximately $21.5 million ($20.3 million net of pass-through expenses). These services were the result of arm’s-length negotiations in the ordinary course of business.
     Until April 2005, one director of ChoicePoint served as a director of General Electric Company. During 2005, the Company performed business outsourcing, software solutions, marketing services, public records and background screening services for General Electric Company and its subsidiaries through the Marketing Services, Insurance Services and Business Services segments totaling approximately $12.5 million. These services were the result of arm’s length negotiations in the ordinary course of business.
     One director of ChoicePoint served as Vice Chairman of Wal-Mart Stores, Inc. until his retirement in January 2005 and as a director of Wal-Mart until March 2005. In 2005, the Company performed services for Wal-Mart through the Business Services segment totaling approximately $2.8 million. These services were the result of arm’s-length negotiations in the ordinary course of business. The director resigned from the ChoicePoint Board of Directors in October 2005.

Notes to Consolidated Financial Statements continued
CHOICEPOINT 2005 ANNUAL REPORT
13 Quarterly Financial Summary (Unaudited)
     Following is a summary of the unaudited interim results of operations for each quarter in the years ended December 31, 2005 and 2004:

(In thousands, except per share data)	First	Second	Third	Fourth
Year Ended December 31, 2005	Quarter	Quarter	Quarter	Quarter	Total

Service revenue	$252,739	$259,418	$267,261	$250,439	$1,029,857
Reimbursable expenses	6,543	6,623	7,480	7,411	28,057

Total revenue	259,282	266,041	274,741	257,850	1,057,914
Cost of service revenue	131,387	139,533	139,183	129,484	539,587
Reimbursable expenses	6,543	6,623	7,480	7,411	28,057

Gross Profit	121,352	119,885	128,078	120,955	490,270
Operating income(a)	61,088	58,853	64,977	52,227	237,145
Net income	36,970	36,418	39,584	27,684	140,656
EPS, basic	0.42	0.41	0.44	0.31	1.59
EPS, diluted	0.40	0.40	0.43	0.30	1.53

(In thousands, except per share data)	First	Second	Third	Fourth
Year Ended December 31, 2004	Quarter	Quarter	Quarter	Quarter	Total

Service revenue	$204,385	$223,700	$231,466	$224,882	$884,433
Reimbursable expenses	12,860	7,691	6,149	7,580	34,280

Total revenue	217,245	231,391	237,615	232,462	918,713
Cost of service revenue	110,771	116,528	118,750	111,793	457,842
Reimbursable expenses	12,860	7,691	6,149	7,580	34,280

Gross Profit	93,614	107,172	112,716	113,089	426,591
Operating income	54,271	59,491	64,036	63,980	241,778
Net income	33,262	36,323	39,153	39,217	147,955
EPS, basic	0.38	0.42	0.45	0.45	1.69
EPS, diluted	0.37	0.40	0.43	0.43	1.62
     The unaudited quarterly financial information reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.

(a)	The Company recorded other operating charges of $5.4 million, $6.0 million, $4.0 million and $11.8 million in the first, second, third and fourth quarters of 2005 respectively related to specific expenses of the fraudulent data access that is discussed in Note 10. Additionally, in the fourth quarter of 2005, the Company recorded $1.5 million related to the abandonment of certain leases related to the consolidation of facilities. The effect of these items on net income was $3.3 million or $0.04 per share in the first quarter of 2005, $3.7 million or $0.04 per share in the second quarter of 2005, $2.5 million or $0.03 per share in the third quarter of 2005 and $12.1 million or $0.14 per share in the fourth quarter of 2005.

Board of Directors and Elected Officers
CHOICEPOINT 2005 ANNUAL REPORT
[Photograph of Board of Directors]
Board of Directors
Derek V. Smith 1*
Chairman and Chief Executive Officer
ChoicePoint Inc.
Director Since 1997
Doug C. Curling 3
President and Chief Operating Officer
ChoicePoint Inc.
Director Since 2000
James M. Denny 2
Retired Vice Chairman
Sears, Roebuck & Co.
Director Since 1997
Dr. John J. Hamre 3*, 4, 5
President and Chief Executive Officer
Center for Strategic and
International Studies
Director Since 2002
Kenneth G. Langone 1, 5*
Chairman, President, and
Chief Executive Officer
Invemed Associates LLC
Director Since 2000
John B. McCoy 2*, 4, 5
Retired Chairman
Bank One Corporation
Director Since 2003
Terrence Murray 1, 4*, 5
Retired Chairman
FleetBoston
Financial Corporation
Director Since 2002
Ray M. Robinson 3
Vice Chairman
East Lake Community Foundation
President Emeritus
East Lake Golf Club
Director Since 2004
Charles I. Story 1, 2
President
ECS Group, Inc.
Director Since 1997
M. Anne Szostak
President and Chief Executive Officer
Szostak Partners, LLC
Director Since 2005
Board Committees

1.	Executive Committee

2.	Audit Committee

3.	Privacy & Public Responsibility Committee

4.	Management Compensation & Benefits Committee

5.	Corporate Governance & Nominating Committee

*	Denotes Committee Chairperson
Elected Officers
Derek V. Smith
Chairman and Chief Executive Officer
Joined Company 1997*
Doug C. Curling
President and Chief Operating Officer
Joined Company 1997*
Carol A. DiBattiste
Chief Credentialing, Compliance
and Privacy Officer
Joined Company 2005
David T. Lee
Chief Business Officer
Joined Company 1997*
Steven W. Surbaugh
Chief Administrative Officer
Joined Company 2002
J. Michael de Janes
General Counsel
Joined Company 1997*
David W. Davis
Corporate Secretary and
Vice President — Government Affairs
Joined Company 2003
David E. Trine
Chief Financial Officer
Joined Company 1997*
John M. Mongelli
Treasurer and Vice President —
Investor Relations
Joined Company 2000
Jeffery J. Glazer
Senior Vice President
Joined Company 1997*

*	Also member of the ChoicePoint senior management team prior to the Spinoff in 1997.

Designed and produced by Corporate Reports Inc./Atlanta www.corporatereport.com
Shareholder Information
CHOICEPOINT 2005 ANNUAL REPORT
Annual Meeting
The Annual Meeting of Shareholders will be held on April 25, 2006 in Nashville, TN. Shareholders are encouraged to attend the meeting, which will begin at 10:00 a.m. local time.
Market Information
ChoicePoint common stock trades on the world’s largest equities market, the New York Stock Exchange (“NYSE”), under the symbol CPS. Shareholders will find volume and pricing information in leading financial publications as well as the Investor Relations section of ChoicePoint’s Web site, www.choicepoint.com.
As of February 28, 2006, there were 86.7 million common shares outstanding and ChoicePoint common stock was held by 3,309 shareholders of record.
Management’s Certifications
The certifications of the Company’s Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act have been included as Exhibits 31 and 32 in the Company’s Form 10-K. In addition, in 2005, the Company’s Chief Executive Officer provided to the NYSE an unqualified certification as to the Company’s compliance with the NYSE’s corporate governance listing standards during 2004 as required by the NYSE listing standards.
Quarterly Stock Performance
ChoicePoint common stock first traded on August 8, 1997 at a price — adjusted for a two-for-one stock split effective November 24, 1999, a three-for-two split effective March 7, 2001 and a four-for-three split effective June 6, 2002 — of $8.94. Shown below, on that adjusted basis, are high and low sale prices for each quarter of 2004 and 2005.

	High	Low

First Quarter 2004	$38.95	$36.15
Second Quarter 2004	46.10	37.87
Third Quarter 2004	45.65	39.91
Fourth Quarter 2004	46.49	40.72
First Quarter 2005	$47.95	$36.35
Second Quarter 2005	41.75	36.64
Third Quarter 2005	43.89	39.42
Fourth Quarter 2005	44.65	40.55
Analyst Coverage
A number of leading Sell Side financial analysts and investment advisory services produce investment research on ChoicePoint. For a current list, see the Investor Relations section of the ChoicePoint Web site, www.choicepoint.com.
Dividend Policy
ChoicePoint has not paid any dividends since it became a public company, and it does not anticipate paying any in the near future.
Investor Information
The Investor Relations section of ChoicePoint’s corporate Web site, www.choicepoint.com, contains a wealth of valuable information, ranging from financial news releases and filings to archived (audio) copies of investor conference calls.
For additional information, or to obtain copies of the Form 10-K for the year ended December 31, 2005 (which will be provided free of charge with a copy of the financial statements and schedules), Form 10-Q, or other materials, please contact:
Carey Skinner
Assistant Vice President, Investor Relations
1000 Alderman Drive
Alpharetta, GA 30005
Email: investors@choicepoint.com
Phone: 770-752-3369
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
Transfer Agent and Registrar
Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact ChoicePoint’s transfer agent and registrar:
SunTrust Banks, Inc.
P.O. Box 4625
Atlanta, GA 30302
800-568-3476
Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Atlanta, GA
Trademarks
ChoicePoint, the ChoicePoint logo, Current Carrier, VitalChek, i2, and C.L.U.E. are registered trademarks; CampaignNow, Precision Director, MarketView and VolunteerSelect are service marks of ChoicePoint Asset Company.
© 2006 ChoicePoint Asset Company. All rights reserved.
IBC